Form 20-F
period 2023-06-30
ICZOOM Group Inc.
filed 2023-10-31
CIK 1854572

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report for the transition period from ____________to ____________

Commission file number: 001-41645

ICZOOM GROUP INC.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road

Futian District, Shenzhen

Guangdong, China, 518000

Tel: 86 755 86036281

(Address of principal executive offices)

Mr. Lei Xia, Chief Executive Officer
Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road

Futian District, Shenzhen

Guangdong, China, 518000

Tel: 86 755 86036281

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A Ordinary shares, par value $0.16 per share	IZM	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of June 30, 2023, the issuer had 6,496,874 Class A Ordinary Shares and 3,829,500 Class B Class A Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting fi rm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

i

INTRODUCTION

Unless otherwise indicated, numerical figures included in this Annual Report on Form 20-F (the “Annual Report”) have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this Annual Report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. Numerical figures included in this Annual Report have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Certain market data and other statistical information contained in this Annual Report are based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this Annual Report are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of the PRC information technology industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

●	“AP” refers to accounts payable.

●	“AR” refers to accounts receivable.

●	“ASC” refers to Accounting Standards Codification.

●	“ASU” refers to Accounting Standards Update.

●	“AEO” refers to Authorized Economic Operator.

●	“BOM” refers to Bill of Material.

●	“Class A Ordinary Shares” refer to our Class A ordinary shares, $0.16 par value per share;

●	“Class B Ordinary Shares” refer to our Class B ordinary shares, $0.16 par value per share;

●	“Components Zone HK” refers to Components Zone International Limited, a Hong Kong company.

●	“CECO” refers to Control of Exemption Clauses Ordinance (Cap. 71, Laws of Hong Kong).

●	“CRM” refers to customer relationship management.

●	“CSRC” refers to China Securities Regulatory Commission.

●	“Competition Ordinance” refers to Competition Ordinance (Cap. 619, Laws of Hong Kong).

●	“China” or the “PRC” are to the People’s Republic of China, and only in the context of describing PRC laws, regulations and other legal or tax matters in this Annual Report, excludes Hong Kong, Macau and Taiwan;

●	Depending on the context, the terms “we,” “us,” “our company,” “our”, “ICZOOM” and “ICZOOM Cayman” refer to ICZOOM Group Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands, and its subsidiaries and affiliated companies.

●	“DTA” refers to the comprehensive double taxation agreements between Hong Kong and other countries or territories, including the PRC.

●	“Ehub” refers to Ehub Electronics Limited, a Hong Kong company.

●	“ECO” refers to the Employees’ Compensation Ordinance (Cap. 282, Laws of Hong Kong).

●	“FIE” refers to a foreign-invested enterprise.

●	“GACC” refers to General Administration of China Customs.

●	“ICZOOM HK” refers to Iczoom Electronics Limited, a Hong Kong company.

●	“ICZOOM Shenzhen” refers to Shenzhen Iczoom Electronics Co., Ltd., a PRC company.

●	“ICZOOM WFOE” refers to Components Zone (Shenzhen) Development Limited, a PRC company.

●	“HBI” refers to Horizon Business Intelligence Co., Limited, the former name of ICZOOM Group Inc.

●	“Hjet HK” refers to Hjet Industrial Corporation Limited, a Hong Kong company.

●	“Hjet Shuntong” refers to Hjet Shuntong (Shenzhen) Co., Ltd., a PRC company.

●	“Hjet Supply Chain” refers to Shenzhen Hjet Supply Chain Co., Ltd., a PRC company.

●	“Hjet Logistics” refers to Shenzhen Hjet Yun Tong Logistics Co., Ltd., a PRC company.

●	“Heng Nuo Chen” refers to Shanghai Heng Nuo Chen International Freight Forwarding Co., Ltd., a PRC company.

●	“IMECM” refers to the Formulated Interim Measures for Enterprise Credit Management (decree No. 225 of GACC).

●	“IoT” refers to Internet of Things.

●	“IRO” refers to the Inland Revenue Ordinance (Cap. 112, Laws of Hong Kong).

●	“IRD” refers to the Inland Revenue Department of Hong Kong.

●	“MRO” refers to maintenance, repair, and operations.

●	“MOFCOM” refers to the Ministry of Commerce of China.

●	“MOHRSS” refers to Human Resources and Social Security of China.

●	“MPF Scheme” refers to the Mandatory Provident Fund Scheme, a contribution retirement scheme managed by authorized independent trustees.

●	“Negative List” refers the Special Administrative Measures for Foreign Investment Access of China.

●	“NDRC” refers the National Development and Reform Commission of China.

●	“NPC” refers the National People’s Congress of China.

●	“ODM” refers to original design manufactures.

●	“OEM” refers to original electronic manufactures.

●	“OLO” refers to the Occupiers Liability Ordinance (Cap. 314, Laws of Hong Kong).

●	“OSHO” refers to the Occupational Safety and Health Ordinance (Cap. 509, Laws of Hong Kong).

●	“PBOC” refers to People’s Bank of China.

●	“PBOC Notice No. 9” refers to Full-coverage Macro-prudent Management of Cross-border Financing.

●	“Pai Ming Shenzhen” and/or “VIE” refer to Shenzhen Pai Ming Electronics Co., Ltd., a PRC company.

●	“POA” refers to the shareholder of Pai Ming Shenzhen’s power of attorney dated December 14, 2020.

●	“QEF” refers to a qualified electing fund.

●	“SaaS” refers to software-as-a-service.

●	“SAFE” refers to China’s State Administration of Foreign Exchange.

●	“SAFE Circular 19” refers to the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises.

●	“SAFE Circular 37” refers to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles.

●	“SAIC” refers to State Administration for Industry and Commerce in China and currently known as State Administration for Market Regulation.

●	“SAT” refers to PRC State Administration of Taxation.

●	“SAMR” refers to the former State of Administration of Industry and Commerce of China, which has been merged into the State Administration for Market Regulation.

●	“SCNPC” refers to the Standing Committee of the National People’s Congress of China.

●	“SKU” refers to stock keeping unit.

●	“SME” refers to small and medium-sized enterprise.

●	“SOGO” refers to the Sale of Goods Ordinance (Cap. 26, Laws of Hong Kong).

●	“SOSO” refers to the Supply of Services (Implied Terms) Ordinance (Cap. 457, Laws of Hong Kong).

●	“SPV” refers to special purpose vehicle.

●	“Controlling Shareholders” refers to collectively Lei Xia and Duanrong Liu;

●	“UED” refers to user experience design.

●	“Urgent Notice” refers to the Urgent Notice of the General Office of MOHRSS on Effectively Implementing the Spirit of the Standing Meeting of the State Council and Effectively Conducting the Collection of Social Insurance Premiums in a Stable Manner.

●	“VAT” refers to value added taxes.

●	“VATS License” refers to two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services.

●	“WFOE” refers to a wholly foreign-owned enterprise.

●	All references to “RMB” and “Renminbi” are to the legal currency of China, all references to “HKD” is to the legal currency of Hong Kong, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This Annual Report on Form 20-F includes our audited consolidated financial statements for the years ended June 30, 2023 and 2022.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and the functional currencies are Renminbi and U.S. dollar. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars, in this Annual Report were made at the rate of RMB 0.1384 to USD1.00 , respectively, the noon mid rates on June 30, 2023. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount, and not the translated U.S. dollar equivalent. We make no representation that the Renminbi, or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

SUMMARY OF RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to Our Business and Industry. See “Item 3. Key Information— Risk Factor — Risks Related to Our Business and Industry” starting on page 5 of this Annual Report.

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We derive substantially our revenue from purchases made by SMEs in China that are electronic manufacturers or traders engaging in consumer electronic industry, IoT, automotive electronics, industry control segment. As a result, factors that adversely affect Chinese electronics manufacturers or the Chinese electronics manufacturing industry could also materially and adversely affect our customers’ business, financial condition, results of operations and prospects and subsequently impact them placing orders with us. See “— We substantially rely on purchases made by Chinese electronics SMEs, and factors that adversely affect Chinese electronics industry could have a material adverse effect on our business, financial condition, results of operations and prospects.” on page 5 of this Annual Report.

●	Our continued success requires us to maintain our current customers and develop new relationships. We cannot guarantee that our customers will continue to use our platform in the future or at the current level. We may be unable to maintain existing customers or to obtain new customers on a profitable basis due to competitive dynamics. See “— Our continued success requires us to maintain our current customers and develop new relationships. We cannot guarantee that our customers will continue to use our platform in the future or at the current level.” on page 6 of this Annual Report.

●	Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for products we sold and services we provided. An extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected. See “— If we are unable to collect our receivables from our customers, our results of operations and cash flows could be adversely affected.” on page 19 of this Annual Report.

●	We rely on third-party courier service providers to deliver products to our customers. Interruptions to or failures in these couriers’ shipping services could prevent the timely or successful delivery of our products. See “— We rely on third-party courier service providers to deliver our products, and their failure to provide high-quality courier services to our customers may negatively impact the procurement experience of our customers, damage our market reputation and materially and adversely affect our business and results of operations.” on page 9 of this Annual Report.

●	The satisfactory performance, reliability and availability of our website, our mobile applications and our network infrastructure are critical to our success and our ability to attract and retain customers and maintain adequate customer service levels. See “— The proper functioning of our e-commerce platform is essential to our business and any failure to maintain the satisfactory performance, security and integrity of our e-commerce platform will materially and adversely affect our business, reputation, financial condition and results of operations.” on page 10 of this Annual Report.

Risks Related to Our Corporate Structure. See “Item 3. Key Information— Risk Factors — Risks Related to Our Corporate Structure” starting on page 20 of this Annual Report.

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	Previously, our B2B online platform was operated through Pai Ming Shenzhen, the VIE, which held the ICP license to provide internet information services in PRC according to the regulations in China. If we were subject to severe penalties retroactively, the relevant PRC regulatory authorities would have certain discretion conferred by applicable laws and regulations to take action in dealing with such violations and failures. Further, the PRC government could disallow our holding company structure pursuant to applicable laws and regulations, which would likely result in material adverse changes in our operations, and/or our securities may decline significantly in value or become worthless. See “— We previously operated our B2B online platform through the ICP license held by Pai Ming Shenzhen by means of Contractual Arrangements. If the PRC government determines that these contractual arrangements did not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, or if the PRC government disallow our holding company structure pursuant to applicable laws and regulations, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which would likely result in material changes in our operations, and/or affects the value of the securities of ICZOOM Cayman to decline significantly or become worthless.” starting on page 20 of this Annual Report.

Risks Related to Doing Business in China. See “Item 3. Key Information— Risk Factors — Risks Related to Doing Business in China” starting on page 22 of this Annual Report.

We are based in China and have the majority of our operations in China, so we face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	The transfer of funds and assets between ICZOOM Cayman, its Hong Kong subsidiaries and the PRC operating entities is subject to restriction. To the extent the funds or assets in the business is in the PRC or a PRC subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC, due to the oversight and controls imposed by PRC governments which may limit our ability to transfer funds, pay dividends or make distribution to ICZOOM Cayman. Based on the Hong Kong laws and regulations, as at the date of this Annual Report, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. See “ — The transfer of funds or assets between ICZOOM Cayman, its Hong Kong subsidiaries and the PRC operating entities is subject to restriction.” from page 15 of this Annual Report.

●	Recently enacted laws and regulations in China may not sufficiently cover all aspects of economic activities in China. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy on certain circumstance. See “— Future developments with respect to the PRC legal system could have a material adverse effect on us.” from page 22 of this Annual Report.

●	China’s social and political conditions may change and evolve. Any sudden changes to China’s economic, political or social conditions could have a material adverse effect on our business and results of operations. See “— Economic, political and social conditions, as well as changes in any government policies, laws and regulations of countries and jurisdictions where we operate may be quick with little advance notice and, could have a material adverse effect on our business and the value of our securities.” from page 23 of this Annual Report.

●	The Chinese government has exercised and continues to exercise substantial influence over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be affected by changes in its laws and regulations, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters. See “— The Chinese government exerts substantial influence over the manner in which we conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our securities.” from page 23 of this Annual Report.

●	China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology field. See “ — China Securities Regulatory Commission and other Chinese government agencies may exert more control, oversight and administration over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology field. Additional compliance procedures may be required in connection with future offerings, and, if required, we cannot predict whether we will be able to obtain such approval. If we are required to obtain PRC governmental permissions to commence the sale of the securities, we will not commence the offering until we obtain such permissions. As a result, we could face uncertainty that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.” from page 28 of this Annual Report.

●	The proceeds of future offerings may be sent back to the PRC, and the process for sending such proceeds back to the PRC may be time-consuming after the closing of future offerings. We may be unable to use these proceeds to grow our business until our PRC subsidiaries receive such proceeds in the PRC. See “ — We must remit the offering proceeds to China before they may be used to benefit our business in China, the process of which may take certain time, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.” from page 32 of this Annual Report.

●	Our business involves collecting and retaining certain internal and customer data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information. See “— We may be liable for improper use or appropriation of personal information provided by our customers.” from page 30 of this Annual Report.

●	Failure by any such shareholders or beneficial owners to comply with Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See “— PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary ability to distribute profits to us, or otherwise materially and adversely affect us.” from page 33 of this Annual Report.

●	We are an exempted company with limited liability incorporated under the laws of the Cayman Islands, we conduct a significant portion of our operations in China and the majority of our assets are located in China. As a result, it may be difficult for our Shareholders to effect service of process upon us or those persons outside the United States. In addition, all of our directors and officers (except one independent director) are nationals or residents of countries other than the United States. See “— You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions against us, and the ability of U.S. authorities to bring actions in China may also be limited.” from page 39 of this Annual Report.

Risks Related to Our Offerings and the Ordinary Shares. See “Item 3. Key Information— Risk Factors — Risks Related to Our Offerings and the Ordinary Shares” starting on page 43 of this Annual Report.

In addition to the risks described above, we are subject to general risks and uncertainties related to our Ordinary Shares and future offerings, including, but not limited to, the following:

●	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share (unless otherwise described herein and adjusted as per our amended and restated articles of association) at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. See “— Any future issuances of Class B Ordinary Shares may be dilutive to the voting power of the holders of Class A Ordinary Shares.” from page 43 of this Annual Report.

●	Our Class B Ordinary Shares have ten votes per share, and our Class A Ordinary Shares have one vote per share. Our founders, who are our CEO and COO, together hold approximately 85.50% of the voting power of our outstanding ordinary shares as of the date of this Annual Report. See “Risk Factor — The dual class structure of our ordinary shares has the effect of concentrating voting control with our founders.” from page 44 of this Annual Report.

●	The recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. See “— Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors. These developments could add uncertainties to our listing and offerings.” from page 46 of this Annual Report.

●	Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. See “— We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.” from page 46 of this Annual Report.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

Our revenues decreased from $290,376,371 in the fiscal year 2022 to $ 214,405,226 in the fiscal year 2023. As of the date of this Annual Report, we maintain 9 subsidiaries, 5 of which are located in Shenzhen, China to serve different customers in various geographic locations. The number of our total employees decreased from 117 in fiscal year 2022 to 108 in fiscal year 2023. As of the date of this Annual Report, we have 109 full-time employees. We are actively looking for additional locations to establish new offices and expand our current offices. We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities. Our growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

●	recruiting, training, developing and retaining sufficient IT talents and management personnel;

●	creating and capitalizing upon economies of scale;

●	managing a larger number of customers in several locations;

●	maintaining effective oversight of personnel and offices;

●	coordinating work among offices and maintaining high resource utilization rates;

●	integrating new management personnel and expanded operations while preserving our culture and core values;

●	developing and improving our internal administrative infrastructure, particularly our financial, operational, human resources, communications and other internal systems, procedures and controls;

●	adhering to and further improving our high quality and process execution standards and maintaining high levels of customer satisfaction; and

●	maintaining relationships with third parties, including our warehousing and logistics partners, customs clearance, referral sources and payment processors.

Moreover, as we introduce new services or expand our e-commerce platform, we may face technological and operational risks and challenges with which we are unfamiliar, and it may require substantial management efforts and skills to mitigate these risks and challenges. As a result of any of these problems associated with expansion, our business, results of operations and financial condition could be materially and adversely affected. Furthermore, we may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects. Therefore, you should not rely on our past results or our historic rate of growth as an indication of our future performance. You should consider our future prospects in light of the risks and challenges encountered by a company seeking to grow and expand in a competitive industry that is characterized by rapid technological change, evolving industry standards, changing customer preferences and new product and service introductions.

We substantially rely on purchases made by Chinese electronics SMEs, and factors that adversely affect Chinese electronics industry could have a material adverse effect on our business, financial condition, results of operations and prospects.

We derive substantially our revenue from purchases made by SMEs in China that are electronic manufacturers or traders engaging in consumer electronic industry, IoT, automotive electronics, industry control segment. As a result, factors that adversely affect Chinese electronics manufacturers or the Chinese electronics manufacturing industry could also materially and adversely affect our customers’ business, financial condition, results of operations and prospects and subsequently impact them placing orders with us. These factors include, among others:

●	a decline in demand for, or negative perception of, or publicity about, Chinese electronic products;

●	a downturn in general economic conditions in China or decline in demand by Chinese electronic customers;

●	increasing competition from electronics manufacturers in other countries;

●	the reduction or elimination of preferential tax treatments and economic incentives for electronics manufacturers in China;

●	regulatory restrictions, trade disputes, industry-specific quotas, tariffs, non-tariff barriers and taxes that may have the effect of limiting electronic products exports from China;

●	appreciation in the value of the Renminbi against the currencies of other countries and regions that import electronic products from China; and

●	rising material and labor costs in China relating to electronics manufacturing.

If we could not maintain existing customers or attract new customers, ensure our existing customers to register with our new platform, and face a significant decrease in the number of customers or the volume of customer demands, our business, financial condition, results of operations and prospectus could be materially and adversely impacted.

Our continued success requires us to maintain our current customers and develop new relationships. We cannot guarantee that our customers will continue to use our platform in the future or at the current level.

We may be unable to maintain existing customers or to obtain new customers on a profitable basis due to competitive dynamics. In addition, our customers can place orders on our platform at any time once they register as users and we do not have any long-term agreements with the customers. We cannot assure you that our customers will continue to use our platforms after each purchase or that we will be able to attract new customers. Any adverse effect would be exacerbated if we lose our existing customers or if we are unable to attract new customers. Our customers may also choose to pursue alternative electronic components resources, or in lieu of, our platform, either on their own or in collaboration with others, including our competitors. The loss of existing customers or a significant decrease in the volume of customer demand or the price at which we sell our products to customers, could materially adversely affect our business, financial condition, results of operations and prospectus.

If we are unable convert the users on our platform to customers, our revenue and results of operations would be adversely affected.

Our customers have to register with our platform before placing any orders or purchasing any services. An inability to convert the registered users to customers could have a material adverse effect on our financial condition and results of operations.

We substantially rely on supplies from the oversea suppliers and factories of origin, and factors that adversely affect the imports could have a material adverse effect on our business, financial condition, results of operations and prospectus.

We purchased electronic components from 750 overseas suppliers for the year ended June 30, 2023, which consist approximately 89.7% of total 836 suppliers for the year ended June 30, 2023. We purchased electronic components from 906 overseas suppliers for the year ended June 30, 2022, which consist approximately 89.5% of total 1,012 suppliers for the year ended June 30, 2022. As a result, factors that adversely affect oversea electronics manufacturing industry and import and export of the products could also materially and adversely affect our customers’ business, financial condition, results of operations and prospects and subsequently impact them placing orders with us. These factors include, among others:

●	increasing shipping, warehouse storage, labor cost;

●	foreign regulatory restrictions, trade disputes, industry-specific quotas, tariffs, non-tariff barriers and taxes that may have the effect of limiting electronic products exports to China;

●	PRC regulatory restrictions, trade disputes, industry-specific quotas, tariffs, non-tariff barriers and taxes that may have the effect of limiting electronic products import from other countries and regions; and

●	appreciation in the value of the Renminbi against the currencies of other countries and regions that export electronic products to China.

If we fail to obtain electronic components from with our suppliers or on terms acceptable to us, our business and prospects may be adversely affected.

We sourced our products from approximately 836 and 1,012 suppliers in fiscal year 2023 and 2022, respectively, including some of the top brand-name suppliers in key product categories. It is essentially important for us to procure electronic components from them on terms acceptable to us so that we can offer attractive or wholesale prices to our customers. In order to achieve favorable terms, we need to meet requirements of minimum purchase or combine orders from different customers for same product. We also need to search for products that are not posted on our platform through our suppliers. There can be no assurance that our current suppliers will continue to sell electronic components to us on terms acceptable to us, or that we will be able to establish new or extend current supplier relationships to ensure a steady supply of electronic components in a timely and cost-efficient manner, or to procure electronic components demanded from our suppliers.

Fraudulent activity could negatively impact our results of operations, brand and reputation and cause the use of our platform to decrease.

We are subject to the risk of fraudulent activities associated with suppliers’ information. Our resources and technologies may be insufficient to accurately detect and prevent fraud. Our suppliers are mainly authorized distributors from overseas and certain manufactures in China. Even though we require all suppliers to provide their governing documents and SAIC filings on a regular basis and conduct due diligence on them to ensure their qualifications, we may be unable to identify the genuineness of signatures, the authenticity of documents provided by the suppliers, and any other fraudulent activities conducted by the suppliers. The fraudulent information provided by the suppliers could negatively impact our brand and reputation, discourage customers from using our platform, reduce the amount of orders placed by the customers, and lead us to take additional steps to reduce fraud risk, which could increase our costs. Although we have not experienced any material business or reputational harm as a result of fraudulent activities conducted by the suppliers in the past, we cannot rule out the possibility that fraudulent activities may materially and adversely affect our business, financial condition and results of operations in the future.

Our business is subject to intense competition, and we may fail to compete successfully against existing or new competitors, which may reduce demand for our services and products.

The electronic components procurement market in China is intensely competitive. We face competition from: (i) offline suppliers, vendors, and traders of electronic components, some of which are authorized distributors possessing significant brand recognition, sales volume and customer bases, and some of which currently sell, or in the future may sell, products or services through their online service platforms, and (ii) information based B2B e-commerce companies. Some of our current and potential competitors have greater financial, technical or marketing resources than we have. In addition, some of our competitors or new entrants may be acquired by, receive investment from or enter into strategic relationships with, well-established and well-financed companies or investors which would help enhance their competitive positions. Some of our competitors may be able to secure merchandise from suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to website and system development than we do.

In addition, we anticipate that China’s electronic components procurement market will continually evolve. As we further develop our e-commerce platform, we will face increasing competitive challenges competing for new customers and retain loyal customers, including:

●	sourcing products efficiently;

●	pricing our products competitively;

●	maintaining the quality of the products sold on our e-commerce platform;

●	anticipating and quickly responding to changing technologies and product trends;

●	providing quality customer services; and

●	conducting effective marketing activities.

There can be no assurance that we will be able to compete successfully against current and future competitors, or that we will be able to address the challenges we face. Our failure to properly respond to increased competition and the above challenges may reduce our operating margins, market share and brand recognition, or force us to incur losses, which will have a material adverse effect on our business, prospects, financial condition and results of operations.

Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key personnel in our industry is intense, and we may be unable to retain our senior executives and key personnel or attract and retain new senior executive and key personnel in the future, in which case our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected. If any of our senior executives or key personnel joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our customers, joins a competitor or forms a competing company, we may lose customers, and our revenues may be materially and adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. Most of our executives and key personnel have entered into employment agreements with us that contain non-competition provisions, non-solicitation and nondisclosure covenants. However, if any dispute arises between our executive officers and key personnel and us, such non-competition, non-solicitation and non-disclosure provisions might not provide effective protection to us.

Our continued growth depends on our ability to maintain our e-commerce platform as a trusted medium for customers to procure electronic components.

We believe that the market recognition and reputation of our e-commerce platform as a trusted procurement medium have significantly contributed to the recent growth of our business. Many factors, some of which are beyond our control, could harm our reputation, impair our ability to attract new customers and retain existing customers, such as:

●	our ability to maintain a convenient and reliable customer experience as consumer preferences and electronic components evolve;

●	our ability to increase brand awareness among existing and potential customers;

●	the capability of our platform to handle increased traffic and process massive information, to screen the request from customers and to instantly generate and timely track orders;

●	our ability to scale the platform and functionalities of technology and network infrastructures;

●	efficiency, reliability and quality of our customer service and order fulfilment;

●	quality and variety of the products we offer on our online platform;

●	the effectiveness of our supplier authentication and verification procedures to screen out counterfeit or pirated, as well as faulty or defective products;

●	any negative media publicity about e-commerce in general or security or product quality problems of other e-commerce websites in China; and

●	our ability to prevent security breaches, improper access to or disclosure of our data or user data, or other hacking and attacks.

If our e-commerce platform’s reputation as a trusted procurement medium is harmed, it may be more difficult to maintain and grow our base of registered users and customers, which would in turn materially and adversely affect our business, financial condition, results of operations and prospects.

We may be unable to adequately develop our systems, processes and support in a manner that will enable us to meet the demand for our services and sales.

We initiated our online operations 10 years ago and are developing our e-commerce systems on a transactional basis over the Internet on a SaaS basis. Our future success will depend on our ability to improve the infrastructure to respond effectively to the evolving markets, including additional hardware and software, and implement the services efficiently to meet the need of our customers. In the event we are not successful in developing the necessary systems and implementing the necessary provisions on a timely basis, our revenues could be adversely affected, which would have a material adverse effect on our financial condition.

If we are unable to provide superior customer service, our business and reputation may be materially and adversely affected.

The success of our business hinges on our ability to provide superior customer services which include but are not limited to custom clearance, warehousing, shipping and delivery. The convenience of one-stop shop that we give to our customers are supported by our customer services department and sale department. As we continue to grow in the future, we may have insufficient staff at our customer services department and sale department, and there is no assurance that we will be able to hire more qualified staff or provide sufficient training to them to manage, track, coordinate and handle all services or that an influx of relatively inexperienced personnel will not dilute the quality of our service. If we fail to provide satisfactory service timely, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our service may harm our brand and reputation which in turn may cause us to lose customers and market share.

We rely on third-party courier service providers to deliver our products, and their failure to provide high-quality courier services to our customers may negatively impact the procurement experience of our customers, damage our market reputation and materially and adversely affect our business and results of operations.

We rely on third-party courier service providers to deliver products to our customers. Interruptions to or failures in these couriers’ shipping services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party couriers, such as inclement weather, natural disasters or labor unrest. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Thus, we may lose customers, and our financial condition and market reputation could suffer.

Our profitability will suffer if we are not able to maintain our resource utilization levels and continue to improve our gross margins.

Our gross margin and profitability are significantly impacted by product purchase costs. Customer demand may fall to zero or surge to a level that we cannot cost-effectively satisfy. Although our platform allows us to capture the best offer for to acquire products based on the orders by our customers, it is largely depending on the availability of the offering information provided by suppliers on our platform and such best offer may potentially be less favorable compared to what is in the market. Unless and until our platform can attract significant and substantial suppliers to post offering information and accordingly additional customers, we can better take advantage of our platform to improve our gross margins. In addition, although we try to use all commercially reasonable efforts to accurately estimate service orders and resource requirements from our customers, we may overestimate or underestimate, which may result in unexpected cost and strain or redundancy of our human capital and adversely impact our utilization levels. If we are not able to maintain high resource utilization levels without corresponding cost reductions or price increases, our profitability will suffer.

The proper functioning of our e-commerce platform is essential to our business and any failure to maintain the satisfactory performance, security and integrity of our e-commerce platform will materially and adversely affect our business, reputation, financial condition and results of operations.

The satisfactory performance, reliability and availability of our website, our mobile applications and our network infrastructure are critical to our success and our ability to attract and retain customers and maintain adequate customer service levels. Our net revenues depend significantly on the number of customers who are registered on our e-commerce platform and the volume of orders we fulfil. For orders processed on our e-commerce platform, any system interruptions caused by telecommunications failures and natural disasters that result in the unavailability or slowdown of the platform or reduce order fulfilment performance may reduce the volume of products sold and negatively impact the customer experience on our website. Our servers and data centers may also be vulnerable to computer viruses, hacking, vandalism, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfil customer orders. Occurrence of any of those incidents could damage our reputation and result in a material decrease in our revenues.

We use our own cloud computing system and another provided by a third-party cloud service provider to support our e-commerce platform and substantially all aspects of transaction processing, including enterprise resource planning, customer relationship management, order management, payment management, logistics management and database management. We periodically upgrade and expand our cloud computing system, and in the future, we may further upgrade and expand our system to support increased transaction volume. Any inability to add additional software and hardware or to develop and upgrade our existing technology, cloud computing system or network infrastructure to accommodate increased traffic on our e-commerce platform or increased sales volume through our cloud computing system, or any failure by the third party service provider to develop, maintain or upgrade its system, may cause unanticipated system disruptions, slower response time, degradation in levels of customer service and impaired quality and speed of order fulfilment, which would have a material adverse effect on our business, reputation, financial condition and results of operations.

Members of our management team may be involved in legal proceedings or regulatory actions relating to themselves, or their business activities, or the business affairs of us or other companies with which they are, were or may in the future be affiliated with, which may divert their attention to our business and negatively impact us.

Members of our management team may be involved in legal proceedings or regulatory actions relating to themselves, or their business activities, or the business affairs of us or other companies with which they were, are, or may in the future be affiliated with. Mr. Lei Xia, our CEO and chairman of the board, previously served as the president of SinoHub, Inc. (former NYSE: SINI) (“SinoHub”) from 2000 to 2012. Beginning in November 2012, three related securities class actions brought on behalf of investors in SinoHub’s common stock were filed in the United States District Court for the Northern District of New York (the “Court”). The class actions were brought against SinoHub and certain members of its management, including Mr. Lei Xia, for their alleged violations of relevant securities laws in connection with SinoHub’s failure to timely file periodic reports with the SEC. In November 2015, pursuant to the Court orders, three relevant class actions were settled without admitting or denying the allegation of the complaint. The settlements were approved by the Court in December 2016 and the class actions were dismissed. Any such legal proceedings or regulatory actions may divert our management team’s attention and resources away from managing our business and operation, may be detrimental to our reputation, and thus may negatively affect our ability to raise additional funds in the capital markets or execute our business plans.

We may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.

Our share price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. We may be the target of this type of litigation in the future.

Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition, and results of operations. Any adverse determination in litigation could also subject us to significant liabilities.

We may lose market share and customers if we fail to compete effectively with well-capitalized new entrants and our current competitors.

The electronic components procurement market in China is intensely competitive. We face competitions from large information based B2B e-commerce companies, offline distributors, vendors, and traders of electronic components, many of which possess significant brand recognition, sales volume and customer bases, and some of which currently sell, or in the future may sell, products or services through their online service platforms.

Increased competition may reduce our margins, market share and brand recognition, or result in significant losses. When we set prices, we have to consider how competitors have set prices for the same or similar products. When they cut prices or offer additional benefits to compete with us, we may have to lower our own prices or offer additional benefits or risk losing market share, either of which could harm our financial condition and results of operations.

Some of our current and potential competitors have significantly greater financial, technical or marketing resources than we do. In addition, some of our competitors or new entrants may be acquired by, receive investment from or enter into strategic relationships with, well-established and well-financed companies or investors which would help enhance their competitive positions. Our failure to properly respond to increased competition and the above challenges may reduce our operating margins, market share and brand recognition, or force us to incur losses, which will have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be liable to our customers for damages caused by unauthorized disclosure of sensitive and confidential information, whether through our employees or otherwise.

We are typically required to manage, utilize and store sensitive or confidential data in connection with the services we provide. Under the terms of our service contracts, we are required to keep such information strictly confidential. We use network security technologies, surveillance equipment and other methods to protect sensitive and confidential customer data. We also require our employees to enter into confidentiality agreements to limit access to and distribution of our customers’ sensitive and confidential information as well as our own trade secrets. We can give no assurance that the steps taken by us in this regard will be adequate to protect our customers’ confidential information. If our customers’ proprietary rights are misappropriated by our employees, in violation of any applicable confidentiality agreements or otherwise, our customers may consider us liable for those acts and seek damages and compensation from us. Any such acts could cause us to lose existing and future business and damage our reputation in the market. In addition, we currently do not have any insurance coverage for mismanagement or misappropriation of such information by our subcontractors or employees. Any litigation with respect to unauthorized disclosure of sensitive and confidential information might result in substantial costs and diversion of resources and management attention.

If we fail to prevent security breaches, improper access to or disclosure of our data or user data, or other hacking and attacks, we may lose users, and our business, reputation, financial condition and results of operations may be materially and adversely affected.

We have employed significant resources to develop our security measures against breaches. Although we have not experienced any material disruptions, outages, cyberattacks, attempts to breach our systems, or other similar incidents and do not expect the occurrence of such incidents in the future, our cybersecurity measures may not detect, prevent or control all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of customer information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our supporting service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks.

We are likely in the future to be subject to these types of attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liabilities, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our suppliers, customers or other participants, or the internet infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. As we do not carry cybersecurity insurance, we will not be able to mitigate such risks to any third party. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

We may not be able to prevent others from unauthorized use of our intellectual property, which could cause a loss of customers, reduce our revenues and harm our competitive position.

We rely on a combination of copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as confidentiality agreements and other methods to protect our intellectual property rights. To protect our trade secrets and other proprietary information, employees, customers, subcontractors, consultants, advisors and collaborators are required to enter into confidentiality agreements. These agreements might not provide effective protection for the trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Despite intellectual property-related laws are constantly evolving and efforts have been made to improve intellectual property protection in PRC, policing unauthorized use of proprietary technology is difficult and expensive, as it may be in any jurisdictions. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying, other misappropriation, or negligent or accidental leakage of our proprietary technologies could enable third parties to benefit from our technologies without obtaining our consent or paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.

Our business is subject to intense regulation, and we are required to hold a number of licenses and permits in connection with our business operation, for example Fillings Form for Customs Declaration Entity.

We hold all material licenses and permits described above. As of the date of this Annual Report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the conducting of our business without the material approvals, certificates and permits. However, we cannot assure you that we can renew any of the licenses and permits in a timely manner when their current term expires.

New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. If the PRC government deems us as operating without proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business, we may be required to apply for additional approvals, license or permits, or subject to various penalties, including fines, termination or restrictions of the part of our business or revoking of our business licenses, which may adversely affect our business and materially and adversely affect our business, financial conditions and results of operations.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

Our success largely depends on our ability to use and develop our technology and services without infringing the intellectual property rights of third parties, including copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of violation of other intellectual property rights of third parties. The holders of other intellectual property rights potentially relevant to our service offerings may make it difficult for us to acquire a license on commercially acceptable terms. Also, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies. We are subject to additional risks as a result of our recent and proposed acquisitions and the hiring of new employees who may misappropriate intellectual property from their former employers. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among other things, require us to pay substantial damages, develop non-infringing technology, or re-brand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our customers against infringement claims in certain instances. Any intellectual property claim or litigation in this area, whether we ultimately win or lose, could damage our reputation and have a material adverse effect on our business, results of operations or financial condition.

We may need additional capital and any failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We believe that our current cash, cash flow from operations and borrowings from related parties and banks, should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

●	investors’ perception of, and demand for, securities of technology services outsourcing companies;

●	conditions of the U.S. and other capital markets in which we may seek to raise funds;

●	our future results of operations and financial condition;

●	PRC government regulation of foreign investment in China;

●	economic, political and other conditions in China; and

●	PRC government policies relating to the borrowing and remittance outside China of foreign currency.

Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our product and service offerings to respond to market demand or competitive challenges.

We may incur losses resulting from business interruptions resulting from occurrence of natural disasters, health epidemics and other outbreaks or events.

Our operational facilities may be damaged in natural disasters such as earthquakes, floods, heavy rains, sand storms, tsunamis and cyclones, or other events such as fires. Such natural disasters or other events such as outbreak of the coronavirus may lead to disruption of information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationships with our customers and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our customers for disruption in service resulting from such damage or destruction. Prolonged disruption of our services as a result of natural disasters or other events may also entitle our customers to terminate their contracts with us. We currently do not have insurance against business interruptions.

Fluctuation in the value of the Renminbi and other currencies may have a material adverse effect on the value of your investment.

Our financial statements are expressed in U.S. dollars. However, a majority of our revenues and expenses are denominated in Renminbi (“RMB”). Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, the value of your investment in our securities will be affected by the foreign exchange rate between U.S. dollars and RMB because the primary value of our business is effectively denominated in RMB, while the Class A Ordinary Shares are traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in the U.S. or China’s political and economic conditions and foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-RMB exchange rate relatively stable.

As we may rely on dividends paid to us by our PRC subsidiaries and branches, any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of any dividends payable on our Class A Ordinary Shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we receive from any offerings into for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Furthermore, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert into foreign currencies.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of (i) any dividends payable on our shares in U.S. dollar terms, (ii) any proceeds receivable upon the exercise of any options granted or may be granted under our incentive plan, (iii) any proceeds receivable upon the exercise of the warrants issued by us, or (iv) any proceeds receivable upon any convertible securities that we may issue in the future in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollar we receive from our offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollar for the purpose of paying dividends on our common stock, exercising options, redeeming the warrants or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Since July 2005, the RMB is no longer pegged to the U.S. dollar, although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations, that restrict our ability to convert RMB into foreign currencies.

The transfer of funds or assets between ICZOOM Cayman, its Hong Kong subsidiaries and the PRC operating entities is subject to restriction.

As a holding company, we may rely on transfer of funds, dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries for our cash and financing requirements. If any of our PRC or Hong Kong subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us.

As of the date of this Annual Report, except that ICZOOM Cayman transferred proceeds of approximately $5.2 million from its initial public offering to Ehub Electronic after the completion of the initial public offering, there has been no cash flows, including dividends, transfers and distributions, between ICZOOM Cayman and its subsidiaries. Prior to the termination of the VIE arrangement in December 2021, funds were historically transferred between Hjet Supply Chain to Pai Ming Shenzhen pursuant to the contracts between them, in the aggregated amount of $217,464 for the fiscal year ended June 30, 2021. After the termination of the VIE arrangement and till June 30, 2022, Hjet Supply Chain transferred funds in the aggregated amount of $181,596 to Pai Ming Shenzhen pursuant to the business cooperation agreement dated January 18, 2022. Other than funds transferred to Pai Ming Shenzhen, funds are transferred among our HK and PRC subsidiaries for working capital purpose. In the future, cash proceeds raised from overseas financing activities, including our offerings, may be transferred by us to our subsidiaries via capital contribution or shareholder loans, as the case may be. In the future, cash proceeds from overseas financing activities, including our offerings, may be transferred by ICZOOM to Components Zone HK, then transferred to WFOE and other PRC operating entities, via capital contribution or shareholder loans, as the case may be.

As of the date of this Annual Report, none of our subsidiaries have made any dividends or distributions to ICZOOM. As of the date of this this Annual Report , no dividends or distributions have been made to any U.S. investors. As of the date of this this Annual Report , no dividends or distributions have been made between any investors and Company’s entities. We intend to keep any future earnings to re-invest in and finance the expansion of the business of the PRC operating entities, and we do not anticipate that any cash dividends will be paid in the foreseeable future to the U.S. investors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Certain payments from us or the Hong Kong subsidiaries to the PRC operating entities are subject to PRC taxes, including value added tax, or VAT. To the extent the funds or assets in the business is in the PRC or a PRC subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC, due to the oversight and controls imposed by PRC governments which may limit our ability to transfer funds, pay dividends or make distribution to ICZOOM Cayman. The PRC government imposes oversight and controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Based on the Hong Kong laws and regulations, as at the date of this Annual Report, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities.

See “Item 4. Information on The Company — A. History and Development of the Company — Dividend Distributions or Assets Transfer among the Holding Company and Its Subsidiaries” on page 60 of this Annual Report, and “— Risk Factor — The transfer of funds or assets between ICZOOM Cayman, its Hong Kong subsidiaries and the PRC operating entities is subject to restriction.” from page 15 of this this Annual Report. For the summary of the condensed consolidated schedule and the consolidated financial statements, see pages F-1 to F-38 of this Annual Report for “Item 4. Information on The Company — A. History and Development of the Company — Selected Consolidated Balance Sheet Data” (which is a summary of page F-2 of the consolidated financial statements); “— Selected Consolidated Statement of Operations Data” (which is a summary of page F-3 of the consolidated financial statements); “— Selected Consolidated Statement of Cash Flows” (which is a summary of page F-5 of the consolidated financial statements); and “— Roll-Forward of Investment” (which is a summary of page F-36 of the financial statements of parent company); and “Item 3. Key Information — Risk Factor — Economic, political and social conditions, as well as changes in any government policies, laws and regulations of countries and jurisdictions where we operate may be quick with little advance notice and, could have a material adverse effect on our business and the value of our securities” on page 23 of this this Annual Report; and “— Risk Factor — We must remit the offering proceeds to China before they may be used to benefit our business in China, the process of which may take certain time, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.” on page 32 of this this Annual Report; and “— Risk Factor — Using the proceeds of our offerings to make loans or additional capital contributions to our PRC subsidiary is subject to PRC regulations of loans and direct investment by offshore holding companies to PRC entities, which could affect our liquidity and our ability to fund and expand our business.” on page 34 of this this Annual Report; and “— Risk Factor — Regulation of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.” on page 35 of this this Annual Report.

Foreign currency exchange regulation in the PRC is primarily governed by Foreign Exchange Administration Regulations, most recently revised by the State Council on August 5, 2008, Notice on Further Simplifying and Improving Policies of Foreign Exchange Administration on Direct Investment issued by SAFE on February 13, 2015 and most recently amended on December 30, 2019, and the Provisions on the Administration of Settlement, Sale and Payment of Foreign Exchange promulgated by People’s Bank of China on June 20, 1996. Currently, RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions. Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions, interest and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of State Administration of Foreign Exchange, or the SAFE, or its local office has been obtained. Capital investments by foreign enterprises are also subject to the regulations of the NDRC, the Ministry of Commerce and the SAFE.

Therefore, ICZOOM Cayman and its subsidiaries may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if the PRC subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

Uncertainties regarding the growth and sustained profitability of e-commerce could adversely affect our net revenues and business prospects and the trading price of our Class A Ordinary Shares.

The continued growth in our revenue and profit is substantially dependent upon the widespread acceptance and use of the Internet as a medium for commerce by businesses. In particular, rapid growth in the use of and interest in the Internet and other online services is still a relatively recent phenomenon, and we cannot assure you that this acceptance and use will continue to develop or that a sufficiently broad base of customers will adopt, and continue to use, the Internet as a medium of commerce. A decline in the popularity of purchasing on the Internet in general, or any failure by us to adapt our e-commerce platform and improve the online shopping experience of our customers in response to trends and consumer requirements, will adversely affect our net revenues and business prospects. As a result, growth in our customer base is dependent on attracting customers who have historically used traditional channels of commerce to procure IC and other electronic components. For our company to be successful, these customers must accept and adopt new ways of conducting business and exchanging information.

Moreover, concerns about fraud, privacy, lack of trust and other problems may discourage businesses from adopting the Internet as a medium of commerce. If these concerns are not adequately addressed, they may inhibit the growth of online commerce and communications. In addition, if a well-publicized breach of Internet security or privacy were to occur, general Internet usage could decline, which could reduce the use of our services and products and impede our growth. Our business, financial condition, results of operations and prospects will suffer to the extent the Internet, e-commerce and online marketing industries in general, and uses of the Internet as a medium of commerce in particular, do not continue to grow.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to our recent initial public offering occurred in March 2023, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended June 30, 2023 and 2022, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of June 30, 2023. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The  material weaknesses identified to date relate to (i) a lack of sufficient documented financial closing policies and procedures; and (ii) a lack of an effective review process by the accounting manager which led to material audit adjustments to the financial statements, including income tax provision adjustments.

Following  the identification of the material weaknesses and control deficiencies, we have (i) hired a chief financial officer who has sufficient expertise in U.S. GAAP to improve the quality of U.S. GAAP reports, (ii) implemented regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) continued our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system. We also plan to hire qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework We will also plan to appoint independent directors, establishing an audit committee, and strengthening corporate governance.

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with this Annual Report.

In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm will be required to attest to and report on the effectiveness of our internal control over financial reporting depending on whether we will be an accelerated filer or even large accelerated filers subsequently. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A Ordinary Shares, if and when they trade. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Our insurance coverage may be inadequate to protect us against losses.

Although we maintain labor insurance and property insurance coverage for certain of our facilities and equipment, we do not have any loss of data or business interruption insurance coverage for our operations. If any claims for damage are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

All of our offices, warehouses and data centers are presently located on leased premises. At the end of each lease term ranging from May 31, 2024 to May 11, 2025, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. This could disrupt our operations and adversely affect our profitability. In addition, we may not be able to obtain new leases at desirable locations on acceptable terms to accommodate our future growth, which could materially and adversely affect our business.

We may incur liability for defective electronic components we sell and products or content displayed on our marketplace platform that infringe on third-party intellectual property rights.

We sell electronic components manufactured by third parties, some of which may be defectively designed or manufactured. For the fiscal years ended in 2023 and 2022, we did not receive any order or claims from third parties in this regard and historically our allowance for product returns due to the defective electronic components were immaterial. However, as purchases by our customers are mostly for industrial purposes, we may still be exposed to product liability claims if the electronics manufactured by our customers are defective due to the electronic components sold by us in the future. Third parties subject to injury or damage caused by such defective electronics may also bring claims or legal proceedings against us. Although we would have legal recourse against the suppliers of such electronic components under PRC law, attempting to enforce our rights against the suppliers may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to products we sell. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

Products we sell may be subject to U.S. export controls, which could subject us to liability or impair our ability to compete in the market.

Products we sell may be subject to U.S. export controls, specifically the Export Administration Regulations, and economic sanctions enforced by the Office of Foreign Assets Control. These regulations provide that certain products may be exported outside of the U.S. only with the required export authorizations, including by license, license exception or other appropriate government authorizations. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions. The potential penalties for violations of the Export Administration Regulations include a monetary fine of up to US$250,000 or twice the value of the transaction, whichever is greater, for any violation and/or a denial of export privileges under the Export Administration Regulations. Although we did not have any penalty assessed against us, we cannot ensure you that we will not be found to be in violation of such export laws in the future, despite the precautions we take, especially if such laws change. If we fail to comply with these laws, we may be adversely affected by reputational harm or loss of access to certain markets.

If we are unable to collect our receivables from our customers, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for products we sold and services we provided. As of June 30, 2023 and 2022, our accounts receivable balance, net of allowance, amounted to approximately $76,690,246 and $76,020,296, respectively. Since we generally do not require collateral or other security from our customers, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

Acquisitions, strategic alliances and investments could be difficult to integrate, which may disrupt our business, and lower our results of operations and the value of your investment.

We may enter into selected strategic alliances and potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us further expand our logistics service offerings and improve our technology system. These strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

Provided suitable opportunities, we may pursue strategic alliances and investments in the future. Strategic acquisitions and subsequent integrations of newly acquired businesses would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. Acquired businesses or assets may not generate expected financial results immediately, or at all, and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

If we fail to manage our inventory effectively, our operations and financial condition may be materially and adversely affected.

Although for a substantial majority of electronic components sold on our Online Platform, the whole transaction process only takes a few days to deliver to our customers at most after we purchased from our suppliers, we still bear inventory risk, and we are required to manage our inventory effectively. We depend on our internal business analysis to make purchase decisions and manage our inventory. Demand for electronic components, however, can change between the time inventory is ordered and the date by which we expect to sell it. Demand may be affected by development of new types of electronic components, changes in production cycles and pricing, defects, changes in customer needs with respect to our electronic components and other factors. We are not entitled to return unsold electronic components to suppliers.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory value, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory level may require us to commit substantial capital resources, preventing us from using the capital for other important purposes. On the other hand, if we underestimate demand of electronic components we sell, or if our suppliers fail to supply electronic components in a timely manner, we may experience inventory shortage, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation. Any of the above may materially and adversely affect our results of operations and financial condition.

If we fail to adopt new technologies to cater to changing consumer requirements or emerging industry standards, or if our efforts to invest in the development of new technologies are unsuccessful or ineffective, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our website and mobile applications. The internet and the online retail industry are characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely way. The development of websites, mobile applications and other proprietary technology entails significant technical and business risks. We cannot assure you that we will be able to use new technologies effectively or adapt our website, mobile applications, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

RISKS RELATED TO OUR CORPORATE STRUCTURE

We previously operated our B2B online platform through the ICP license held by Pai Ming Shenzhen by means of Contractual Arrangements. If the PRC government determines that these contractual arrangements did not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, or if the PRC government disallow our holding company structure pursuant to applicable laws and regulations, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which would likely result in material changes in our operations, and/or affects the value of the securities of ICZOOM Cayman to decline significantly or become worthless.

Foreign ownership of internet-based businesses, such as provision of internet information services platform and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprises. Previously, our B2B online platform was operated through Pai Ming Shenzhen, the VIE, which held the ICP license to provide internet information services in PRC according to the regulations in China. As a result of the contractual agreements we entered into with Pai Ming Shenzhen, we consolidated its financial results as the VIE under U.S. GAAP. In December 2021, we terminated the VIE agreements. As a result, we no longer consolidate the balance sheet data of Pai Ming Shenzhen but the operation and financial results of Pai Ming Shenzhen from the beginning of the period to the VIE termination date, and conduct all of our operations through our wholly owned subsidiaries in China and Hong Kong. ICZOOM HK now operates our B2B online platform www.iczoomex.com which has substantially the same features and functions as the platform prior to the termination of the VIE arrangements and does not require the ICP license under the PRC law. For the years ended June 30, 2023 and 2022, we generated $nil and $72,425 revenue from Pai Ming Shenzhen, respectively. See “Item 4. Information on The Company — A. History and Development of the Company —— Historical Contractual Arrangements” for further details.

In the opinion of Jingtian & Gongcheng, our PRC legal counsel, (i) the ownership structures of our WFOE and the VIE in China, both previously were not in violation of PRC laws and regulations at the time thereof; and (ii) the contractual arrangements between our WFOE, the VIE and its shareholder governed by PRC law were not in violation of PRC laws or regulations at the time thereof, and valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations at the time thereof. However, our PRC legal counsel has also advised us that, even though we terminated the VIE structure in December 2021, there are still uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel, and we may be subject to severe penalties retroactively. Further, the PRC government could disallow our holding company structure, which would likely result in a material adverse change in our operations, and/or our securities may decline significantly in value or become worthless.

If we were subject to severe penalties retroactively pursuant to applicable laws and regulations, the relevant PRC regulatory authorities would have certain discretion to take action in dealing with such violations and failures, including:

●	revoking the business and operating licenses of such entities;

●	discontinuing or placing restrictions or onerous conditions on our operations;

●	imposing fines, confiscating the income from our PRC subsidiary or the VIE, or imposing other requirements with which we or our PRC entities may not be able to comply;

●	restricting or prohibiting our use of the proceeds from any offerings to finance our business and operations in China.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. Since the Foreign Investment Law and its current implementation and interpretation rules are relatively new, uncertainties still exist in relation to their further application and improvement. According to the Foreign Investment Law, “foreign investment” refers to investment activities carried out directly or indirectly by foreign natural persons, enterprises, or other organizations, or “foreign investors,” including the following: (i) foreign investors establishing foreign-invested enterprises in China alone or collectively with other investors; (ii) foreign investors acquiring shares, equities, properties, or other similar rights of Chinese domestic enterprises; (iii) foreign investors investing in new projects in China alone or collectively with other investors; and (iv) foreign investors investing through other ways prescribed by laws, regulations, or guidelines of the State Council.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. It is unclear whether the “negative list” to be published pursuant to the Foreign Investment Law will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2021 Version). The Foreign Investment Law provides that foreign-invested entities operating in “restricted” industries will require market entry clearance and other approvals from relevant PRC government authorities. As of the date hereto, the current business activities of our PRC subsidiaries are not in the “negative list”, and foreign investors are allowed to hold 100% equity interests of our PRC subsidiaries under the Foreign Investment Law. We have no plans at the present to change our PRC subsidiaries’ business activities in the future. However, it is uncertain whether we will engage in business activities that are in the “negative list” in the future, and whether the “negative list” will be amended in the future.

RISKS RELATED TO DOING BUSINESS IN CHINA

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

The majority of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, regulation of foreign exchange, and allocation of resources. The PRC government exercises significant influence over China’s economic growth through strategical allocation of resources, controlling and overseeing the payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth in the past decades, growth has been uneven, both geographically and among various sectors of the economy. The growth of the Chinese economy may not continue at a high rate experienced in the past, and the impact of COVID-19 on the Chinese economy may continue. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations. Furthermore, any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China could have a material adverse effect on the overall economic growth of China and market demand for our outsourcing services. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

Future developments with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value on certain circumstances. We conduct our business primarily through our subsidiaries established in China.

These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. However, since certain laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations of some laws, regulations and rules are not always uniform and enforcement of these the interpretations of regulations and rules involves uncertainties, which may limit legal protections available to us. Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and etc. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, similar to other jurisdictions that adopt civil law system, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy on some circumstances. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including any inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections can be difficult and time-consuming, as it may be in other jurisdictions. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, litigations in any jurisdictions may be protracted and result in substantial costs and diversion of our resources and management attention.

Economic, political and social conditions, as well as changes in any government policies, laws and regulations of countries and jurisdictions where we operate may be quick with little advance notice and, could have a material adverse effect on our business and the value of our securities.

Our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China. For example, as a result of recent proposed changes in the cybersecurity regulations in China that would require certain Chinese technology firms to undergo a cybersecurity review before being allowed to list on foreign exchanges, this may have a material adverse effect on our business and the value of our Securities.

China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, regulation and control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for target services and products depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause our potential customers to delay or cancel their plans to purchase our services and products, which in turn could reduce our net revenues.

Although China’s economy has been transitioning from a planned economy to a more market oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, regulating and controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations may be quick with little advance notice and could adversely affect the economy in China and could have a material adverse effect on our business and the value of our securities.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us, or more specifically, we cannot assure you that the PRC government will not initiate possible governmental actions or scrutiny to us, which could substantially affect our operation and the value of our securities may depreciate quickly. China’s social and political conditions may change and evolve. Any sudden changes to China’s economic, political or social conditions could have a material adverse effect on our business and results of operations.

The Chinese government exerts substantial influence over the manner in which we conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our securities.

The Chinese government has exercised and continues to exercise substantial influence over virtually every sector of the Chinese economy through regulation and state ownership pursuant to applicable laws and regulation. Our ability to operate in China may be affected by changes in its laws and regulations, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Government actions in the future could significantly affect economic conditions in China or particular regions thereof, and could require us to materially change our operating activities or divest ourselves of any interests we hold in Chinese assets. Our business may be subject to various government and regulatory interference in the provinces in which we operate. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

Given recent statements by the Chinese government indicating an intent to exert more oversight, control or influence over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely affect our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date of this Annual Report, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ). On July 24, 2021, the General Office of the Central Committee of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

On November 14, 2021, the CAC released the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft, to solicit public opinion and comments. Pursuant to the Data Security Management Regulations Draft, data processor holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. According to the latest amended Cybersecurity Review Measures, which was promulgated on December 28, 2021 and became effective on February 15, 2022, and replaced the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Since the Cybersecurity Review Measures is new, the implementation and interpretation thereof is not yet clear. We do not expect to be subject to the cybersecurity review in connection with our offerings as it is unlikely that our offerings belongs to “listing in a foreign country” as defined in the Cybersecurity Review Measures and we currently hold in aggregate less than ten thousand users’ individual information and it is very unlikely that we will reach the threshold of one million users’ individual information in the near future as we are a B2B platform where our registered users are substantially small and medium-sized enterprises. And as of the date of this Annual Report, we have not been informed by any PRC governmental authority of any requirement that we file for approval for our offerings.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court. Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, there remain substantial uncertainties about their interpretation, application and enforcement. See “— Risk Factor — We may be liable for improper use or appropriation of personal information provided by our customers” from page 30 and “— Risk Factors — We are required to complete filing procedures with the CSRC in connection with future offerings, it is uncertain whether such filing can be completed or how long it will take to complete such filing.” on page 26 of this Annual Report.

On July 7, 2022, the CAC promulgated the Outbound Data Transfer Security Assessment Measures, which became effective on September 1, 2022. According to the Outbound Data Transfer Security Assessment Measures, to provide data abroad under any of the following circumstances, a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level: (i) where the data processor will provide important data abroad; (ii) where CIIO or the data processor processing the personal information of more than one million individuals will provide personal information abroad; (iii) where the data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year, will provide personal information abroad; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. Prior to declaring security assessment for outbound data transfer, the data processor shall conduct self-assessment on the risks of the outbound data transfer. For outbound data transfers that have been carried out before the effectiveness of the Outbound Data Transfer Security Assessment Measures, if it is not in compliance with these measures, rectification shall be completed within six months starting from September 1, 2022. Hjet Shuntong, a PRC subsidiary of our WFOE, collects names and phone numbers of contact persons from our customers in order to fulfill their orders. By years of operation, as of October 27, 2023, Hjet Shuntong accumulated information of names and phone numbers of approximately 11,620 PRC individuals, a substantial portion of which is no longer active nor can be verified.  The personal data Hjet Shuntong possesses is kept and maintained by Hjet Shuntong within mainland China. Our B2B online platform www.iczoomex.com, which is held by ICZOOM HK, collects name and phone number of a contact when a customer registers with the platform. As of October 27, 2023, ICZOOM HK had collected names and phone numbers of approximately 150 PRC individuals.  The Outbound Data Transfer Security Assessment Measures does not clearly state whether collection of personal information from PRC individuals by an offshore entity shall be deemed as outbound data transfer, therefore, there remains uncertainty whether such measures shall be applied to ICZOOM HK. Even such measures apply to ICZOOM HK, considering that (i) ICZOOM HK does not collect a large amount of personal information from PRC individuals, which is far less than either 100,000 individuals’ personal information and it is very unlikely that we will reach threshold of 100,000 individuals’ personal information in the near future as we are a B2B platform where our registered users are substantially SMEs, and (ii) personal information collected by ICZOOM HK are mainly the names and phone numbers of the contacts of our registered users, which is less likely to be deemed as sensitive personal information and is less likely to have a bearing on national security, thus it may not be classified as important data by the authorities, we understand, as concurred by our PRC counsel, Jingtian & Gongcheng, that the security assessment for cross-border data transfer is less likely applicable to us to date. However, as advised by our PRC counsel, Jingtian & Gongcheng, since the Outbound Data Transfer Security Assessment Measures is new, the specific applicability of the Outbound Data Transfer Security Assessment Measures still subject to further interpretation of the PRC authorities. As of the date of this Annual Report, we have not received any penalty, investigation or warning with respect to our business operation from the CAC, nor have we received any notice or instructions from the CAC requiring us to declare a security assessment. Furthermore, as of the date of this Annual Report, implementation rules for the rectification requirements have not been issued and we have not started rectifications. We will continually monitor our compliance status in accordance with the latest developments in applicable regulatory requirements. If it is determined in the future that we are required to declare a security assessment, it is uncertain whether we can or how long it will take us to complete such declaration or rectification.

We also face risks relating to our previous corporate structure. If the PRC government deems that our previous Contractual Arrangements with the consolidated VIEs domiciled in China did not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties retroactively.

We are required to complete filing procedures with the CSRC in connection with future offerings, it is uncertain whether such filing can be completed or how long it will take to complete such filing.

On February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by Domestic Enterprises (CSRC Announcement [2022] No. 43) (the “Overseas Listing Measures”), which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system applies to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. The Overseas Listing Measures states that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. In connection with the Overseas Listing Measures, on February 17, 2023 the CSRC also published the Notice on Overseas Listing Measures. According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date the Overseas Listing Measures became effective, are not required to make any immediate filing and are only required to comply with the filing requirements under the Overseas Listing Measures when it subsequently seeks to conduct a follow-on offering. Therefore, we are required to go through filing procedures with the CSRC for our future offerings and listing of our securities in an overseas market under the Overseas Listing Measures.

The Overseas Listing Measures further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfil the filing requirements with the CSRC. If we fail to complete such filing requirement, Chinese regulatory authorities may impose fines and penalties upon our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offerings into China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares. Since the Overseas Listing Measures are newly promulgated, and the interpretation and implementation are not very clear, we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or at all, in the future.

In addition, there is no assurance that new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the 2022 Cybersecurity Review Measures and the Draft Administrative Regulations on Network Data Security, are required for our offerings, on a retrospective basis, it is uncertain whether such approval can be obtained or filing procedures completed, or how long it will take to obtain such approval or complete such filing procedures. Any failure to obtain such approval or complete such filing procedures or any delay in obtaining such approval or completing such filing procedures for our offerings, or a rescission of any such approval if obtained, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our abilities to carry out business operations in China or pay dividends outside China, delay or restrict the repatriation of our offshore funds into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our securities. The CSRC and other PRC regulatory authorities may also order us, or make it advisable for us, to unwind or reverse our offerings. In addition, if the CSRC or other regulatory authorities in China subsequently promulgate new rules or issue directives requiring that we obtain additional approvals or complete additional filing or other regulatory procedures for our prior offerings overseas, there is no assurance that we will be able to comply with these requirements and may not be able to obtain any waiver of such requirements, if and when procedures are established to obtain such a waiver. Any of the foregoing could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

The holding company is subject to requirement of filing procedures or other requirement from PRC authorities in connection with future offerings, and we cannot assure you that we will be able to obtain such approval or satisfy such requirement. If we failed to obtain such approval or satisfy such requirement, we may not be able to continue listing on U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and the value of our securities may decrease or become worthless.

As of the date of this Annual Report, we or our subsidiaries have not received any requirement to obtain permission or approval from CSRC or Cyberspace Administration of China for the prior VIE’s operation. Except as disclosed in this Annual Report, based on our understanding of the current PRC laws, regulations and rules, except that a filing should be made with the CSRC within three business days after an offering is completed, we believe we and our subsidiaries are currently not required to obtain permission from any of the PRC authorities to issue our securities to foreign investors, and we and our subsidiaries have received all requisite permissions and approvals for the company’s business operation currently conducted in China, nor have we or our subsidiaries received any denial for the company’s business operation currently conducted in China. However, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

Given the current regulatory environment in the PRC, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities. The Company may be required to obtain permission from the PRC government with future offerings, and even if such permission is obtained, it may be denied or rescinded pursuant to applicable laws and regulations. As a result, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

PRC laws and regulations governing our current business operations are evolving and sometimes the interpretation of such could be uncertain and any changes in such laws and regulations which may affect our ability to operate profitably.

There can be uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes subject to the interpretations and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, recently enacted laws and regulations in China may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy on some circumstances. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of administrative and court proceedings. Furthermore, the PRC legal system involves government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

Regulation and administration of information distribution over the Internet in China may affect our business, and we may be liable for information displayed on, retrieved from or linked to our website.

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. The PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations. If any of the content on our online platform were deemed to violate any content restrictions by the PRC government, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or customers of our website or for content we distribute that is deemed inappropriate. It may be difficult to monitor the content published on our platform, and if we are found to be liable, we may be prevented from operating our website in China.

China Securities Regulatory Commission and other Chinese government agencies may exert more control, oversight and administration over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology field. Additional compliance procedures may be required in connection with future offerings, and, if required, we cannot predict whether we will be able to obtain such approval. If we are required to obtain PRC governmental permissions to commence the sale of the securities, we will not commence the offering until we obtain such permissions. As a result, we could face uncertainty that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this document is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our future business, results of operations, and the value of our securities.

Further, Chinese government continues to exert more oversight, control and regulation over Chinese technology firms. On July 2, 2021, Chinese cybersecurity regulator announced, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s application be removed from smartphone application stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ).

Therefore, China Securities Regulatory Commission and other Chinese government agencies may exert more oversight, control and administration over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology field. As of the date of this Annual Report, we have not received any requirement to obtain approval of CSRC to our offerings. Further, interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice and any future actions of the PRC authorities. Additional compliance procedures may be required in connection with future offerings and our business operations. If such compliance procedures were required in the future in connection with any offerings and our business operations, and, if required, we cannot predict whether we will be able to obtain such approval. If we are unable to obtain such permission, we may be forced to abandon offerings. As a result, we face uncertainty that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Following the termination of the VIE arrangement in December of 2021, we operate our B2B platform through www.iczoomex.com. Our new platform has substantially the same features and functions as the platform prior to the termination of the VIE arrangement which, among others, enables us to collect, optimize and present product offering information from suppliers. Uncertainties exist regarding whether Hong Kong companies are subject to the new Cybersecurity Review Measures, and ICZOOM HK as the operator of our online platform may be subject to PRC laws relating to the use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures,” which were promulgated on April 13, 2020, amended on December 28, 2021 and became effective on February 15, 2022, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. In addition, a cybersecurity review is required where critical information infrastructure operators, or the “CIIOs,” purchase network-related products and services, which products and services affect or may affect national security. Due to the lack of further interpretations, the exact scope of what constitutes a “CIIO” remains unclear. Further, the PRC government authorities may have certain discretion in the interpretation and enforcement of these laws. In addition, Review Measures stipulates that online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Cybersecurity Review Measures does not provide a definition of “online platform operator”, therefore, we cannot assure you that ICZOOM WFOE, due to the previous VIE arrangement and the business cooperation agreement with Pai Ming Shenzhen, will not be deemed as an “online platform operator.” As of the date of this Annual Report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC. Further, as of the date of this Annual Report, we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. On November 14, 2021, CAC published the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft to solicit public opinion and comments. Under the Data Security Management Regulations Draft, which provides that an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. We may be deemed as a data processor under the Data Security Management Regulations Draft. Notwithstanding the foregoing, even if we are deemed as an online platform operator under the Cybersecurity Review Measures or a data processor under the Data Security Management Regulations Draft, we do not expect to be subject to the cybersecurity review in connection with an offering because it is unlikely that our future offerings would belong to “listing in a foreign country” as defined in the Cybersecurity Review Measures and we hold aggregate less than ten thousand users’ individual information and it is very unlikely that we will reach threshold of one million users’ individual information in the near future as we are a B2B platform where our registered users are substantially SMEs. However, the Data Security Management Regulations Draft has not been formally adopted. It is uncertain when the final regulation will be issued and take effect, how it will be enacted, interpreted or implemented, and whether it will affect us. There remains uncertainty as to how the Review Measures and the Data Security Management Regulations Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Review Measures and the Data Security Regulations Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed applicable to our operations. Any cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot guarantee that any clearance can be obtained or any actions that may be required for our listing on the Nasdaq capital market and the offering as well can be taken in a timely manner, or at all.

Our Hong Kong subsidiary ICZOOM HK currently operate a B2B online trading platform, primarily engaged in sales of electronic component products to customers in China, where our customers can register as members first, and then use the platform to search for or post quotes for their desired electronic component products. By utilizing latest technologies, our platform collects, optimizes and presents product offering information from suppliers of all sizes, all transparent and available to our SME customers to compare and select. According to the Personal Information Protection Law issued by Standing Committee of the National People’s Congress of the PRC on August 20, 2021, where the purpose of the activity is to provide a product or service to that natural person located within China, such activity shall comply with the Personal Information Protection Law. Further, the Data Security Law provides that where any data handling activity carried out outside of the territory of China harms the national security, public interests, or the legitimate rights and interests of citizens or organizations of China, legal liability shall be investigated in accordance with such law. However, the Personal Information Protection Law and the Data Security Law are relatively new, there remains uncertainty as to how the laws will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the two laws. It is uncertain whether our Hong Kong subsidiary ICZOOM HK shall comply with the aforesaid laws.

The regulatory requirements with respect to cybersecurity and data privacy are evolving and can be subject to varying interpretations, and significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension or disruption of our operations, among other things.

See “Item 4. Information on the Company — Government Regulation — Regulations on Internet Information Security and Privacy Protection” starting on page 89 of this Annual Report.

We may be liable for improper use or appropriation of personal information provided by our customers.

Our business involves collecting and retaining certain internal and customer data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the SCNPC issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the CAC, the Ministry of Industry and Information Technology, or MIIT, and the Ministry of Public Security, have been increasingly focused on regulation in data security and data protection.

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation, or the SAMR (formerly known as State Administration for Industry and Commerce, or the SAIC), have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020, was amended on December 28, 2021, and became effective on February 15, 2022. According to the Cybersecurity Review Measures, (i) operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security; (ii) online platform operators who are engaged in data processing are also subject to the regulatory scope; (iii) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism; (iv) the online platform operators holding more than one million users/users’ individual information and seeking a listing outside China shall file for cybersecurity review; (v) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or illegally transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process.

Certain internet platforms in China have been reportedly subject to regulatory scrutiny in relation to cybersecurity matters. As of the date of this Annual Report, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. However, if we are deemed to be a critical information infrastructure operator or a company that is engaged in data processing and holds personal information of more than one million users, we could be subject to PRC cybersecurity review.

As of the date hereof, we are of the view that we are in compliance with the applicable PRC laws and regulations governing the data privacy and personal information in all material respects, including the data privacy and personal information requirements of the Cyberspace Administration of China, and we have not received any complaints from any third party, or been investigated or punished by any PRC competent authority in relation to data privacy and personal information protection. However, as the interpretation and enforcement of relevant PRC cybersecurity laws and regulations are evolving and may be amended from time to time, we could be subject to cybersecurity review, and if so, we may not be able to pass such review in relation to our offerings. In addition, we could become subject to cybersecurity review or investigations launched by PRC regulators according to applicable laws and regulations in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

The interpretation and implementation of these laws and regulations may be subject to amendment from time to time, we cannot assure you that we will comply with such regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

In December 2021, we terminated the contractual arrangements with Pai Ming Shenzhen. In order to retain customers and reduce interruption of operations during the transitional period, we entered into a business cooperation agreement with Pai Ming Shenzhen on January 18, 2022. As provided in the business cooperation agreement, Pai Ming Shenzhen utilized the old platform to provide us with network services including but not limited to business consultation, website information push, matching services of supply and demand information, online advertising, software customization, data analysis, website operation and other in-depth vertical services through online and offline data push and we agreed to pay Pai Ming Shenzhen for its monthly service with a base monthly fixed fee of RMB100,000 and additional variable service fee based on its performance during the one-year-term of the agreement. After termination of the VIE agreement, Pai Ming Shenzhen was treated as a related party to the Company because the COO’s brother was one of the shareholders of Pai Ming Shenzhen. On April 19, 2022, the COO’s brother transferred all his ownership interest in Pai Ming Shenzhen to an unrelated individual and Pai Ming Shenzhen was no longer treated as a related party to the Company after April 19, 2022. Therefore, the consulting service fees to be paid to Pai Ming Shenzhen during the period from January 18, 2022 to April 19, 2022 were accounted for as related party transactions. During this transitional period, Pai Ming Shenzhen also posted the offering prices of products for customers to review and request orders on the old platform, however the old platform no longer had the function to match and fulfil orders but instead that Pai Ming Shenzhen collected the information of orders placed on the old platform and we could utilize such information to contact customers directly to guide them to register with our new platform to place orders so that the orders could be matched and fulfilled through our new platform. As we no longer have any control over Pai Ming Shenzhen, we could give no assurance that the steps taken by Pai Ming Shenzhen would be adequate to protect users’ personal information in accordance with all the applicable laws. Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to the systems or disclosure of Pai Ming Shenzhen’s data, including their personal information, could result in loss or misuse of such data, interruptions to our service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm our reputation and business, resulting in legal and financial exposure and potential lawsuits.

While we take various measures to comply with all applicable data privacy and protection laws and regulations, our current security measures and those of our third-party service providers may not always be adequate for the protection of our customer, employee or company data. We may be a target for computer hackers, foreign governments or cyber terrorists in the future.

Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques.

Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements. Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to our service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm our reputation and business, resulting in significant legal and financial exposure and potential lawsuits.

We must remit the offering proceeds to China before they may be used to benefit our business in China, the process of which may take certain time, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

The proceeds of our offerings may be sent back to the PRC, and the process for sending such proceeds back to the PRC may take certain time after the closing of our offerings. We may be unable to use these proceeds to grow our business until our PRC subsidiaries receive such proceeds in the PRC. Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by our PRC subsidiaries is required to be registered with China’s State Administration of Foreign Exchange (“SAFE”) or its local branches or satisfy relevant requirements, and our PRC subsidiaries may not procure loans which exceed the difference between their respective total project investment amount and registered capital or 2 times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net worth of our PRC subsidiary. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the filing with State Administration for Market Regulation in its local branches, the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE.

To remit the proceeds of the offering, we must take the steps legally required under the PRC laws, for example, we will open a special foreign exchange account for capital account transactions, remit the offering proceeds into such special foreign exchange account and apply for settlement of the foreign exchange. The timing of the process is difficult to estimate.

In light of the regulatory requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and our ordinary shares.

U.S. regulators’ ability to conduct investigations or enforce rules in China is subject to certain regulations.

The majority of our operations conducted outside of the U.S. As a result, it may not be possible for the U.S. regulators to conduct investigations or inspections, or to effect service of process within the U.S. or elsewhere outside China on us, our subsidiaries, officers, directors and shareholders, and others, including with respect to matters arising under U.S. federal or state securities laws. As U.S. does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with China and many other countries, recognition and enforcement of these judgments in relation to any matter, including U.S. securities laws and the laws of the Cayman Islands countries including China, may be difficult.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation (“SAT”) on December 10, 2009, or Circular 698, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly by way of the sale of equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor should report such Indirect Transfer to the competent tax authority of the PRC resident enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698. SAT Bulletin 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Bulletin 7 extends the PRC’s tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Bulletin 37, which, among others, repealed the SAT Circular 698 on December 1, 2017. SAT Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises under SAT Circular 698. And certain rules stipulated in SAT Bulletin 7 are replaced by SAT Bulletin 37. Where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the PRC Enterprise Income Tax Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority; however, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Bulletin 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary ability to distribute profits to us, or otherwise materially and adversely affect us.

In July 2014, SAFE has promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

If any PRC shareholder who makes direct or indirect investments in offshore special purpose vehicles, or SPV, fails to make the required registration or to update the previously filed registration, the subsidiaries of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

We have requested our shareholders that we know are PRC residents and hold direct or indirect interests in us to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. To our knowledge, Ms. Duanrong Liu, our COO, completed the initial foreign exchange registration. However, we cannot guarantee that all or any of those shareholders will complete the SAFE Circular 37 registration before the closing of our offerings. In addition, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC residents, and we may not always be able to compel our beneficial owners to comply with the SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as the interpretation and implementation of these foreign exchange regulations has been constantly evolving, it is not entirely certain how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may affect our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Using the proceeds of our offerings to make loans or additional capital contributions to our PRC subsidiary is subject to PRC regulations of loans and direct investment by offshore holding companies to PRC entities, which could affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our subsidiaries established in China and Hong Kong. We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China.

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our offerings, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment.

In light of the regulatory requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, we cannot assure you that we are able to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our offerings and to capitalize or otherwise fund our PRC operations may be affected, which could affect our liquidity and our ability to fund and expand our business.

Regulation of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.

The PRC government regulates and controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to current account transactions, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, we cannot assure you that the PRC government will not at its discretion take measures in the future to restrict access to foreign currencies for current account transactions.

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to capital account transactions, which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Regulations on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. We cannot assure you that the registration process will not affect our conversion of Renminbi, therefore, to the extent the funds in the business is in the PRC or a PRC subsidiary, the funds may not be available to fund operations or for other use outside of China.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered PRC tax resident enterprises and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income. In 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, known as SAT Circular 82, which was partially amended by Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by SAT on January 29, 2014, and further partially amended by Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by SAT on December 29, 2017. SAT Circular 82, as amended, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China, which include all of the following conditions: (i) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (ii) the location where financial and human resource decisions are made or approved by organizations or persons; (iii) the location where the major assets and corporate documents are kept; and (iv) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. SAT Circular 82 further clarifies that the identification of the “de facto management body” must follow the substance over form principle. In addition, SAT issued SAT Bulletin 45 on July 27, 2011, effective from September 1, 2011 and partially amended on April 17, 2015, June 28, 2016, and June 15, 2018, respectively, providing more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining de facto management bodies which are applicable to our company or our overseas subsidiaries. We do not believe that ICZOOM Cayman meets all of the conditions required for PRC resident enterprise. The Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities who have certain discretion conferred by laws with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that ICZOOM is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, ICZOOM, is not deemed to be a PRC resident enterprise, our shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37.

In addition to the uncertainty in how the new resident enterprise classification could apply, it is also possible that the rules may change in the future. If we are required under the Enterprise Income Tax law to withhold PRC income tax on our dividends payable to our foreign shareholders, or if you are required to pay PRC income tax on the transfer of our shares under the circumstances mentioned above, the value of your investment in our shares may be materially and adversely affected. These rates may be reduced by an applicable tax treaty, but it is unclear whether, if we are considered a PRC resident enterprise, holders of our shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. Any such tax may reduce the returns on your investment in our shares.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under our equity incentive plan are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company — Government Regulation — Regulation Related to Stock Incentive Plans” starting on page 97 of this Annual Report.

In addition, SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company — Government Regulation — Regulation Related to Stock Incentive Plans” starting on page 97 of this Annual Report.

Failure to make adequate contributions to various mandatory social security plans as required by PRC regulations may subject us to penalties.

Under the PRC Social Insurance Law and the Administrative Measures on Housing fund, we are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If the local governments deem our contribution to be not sufficient, we may be subject to late contribution fees or fines in relation to any underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Currently, certain of our affiliated entities are making contributions to the plans based on the basic salary of our employees which may not be adequate in strict compliance with the relevant regulations. As of the date hereof, the accumulated impact in this regard was immaterial to our financial condition and results of operations. We have not received any order or notice from the local authorities nor any claims or complaints from our current and former employees regarding our current practice in this regard. As the interpretation of implementation of labor-related laws and regulations are still involving, we cannot assure you that our practice in this regard will not be violate any labor-related laws and regulations regarding including those relating to the obligations to make social insurance payments and contribute to the housing funds and other welfare-oriented payments. If we deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and subject to penalties, and our business, financial condition and results of operations will be adversely affected.

Enforcement of stricter labor laws and regulations may increase our labor costs as a result.

China’s overall economy and the average wage have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers who pay for our services, our profitability and results of operations may be materially and adversely affected. The PRC Labor Contract Law and its implementing rules impose requirements concerning contracts entered into between an employer and its employees and establishes time limits for probationary periods and for how long an employee can be placed in a fixed-term labor contract. We cannot assure you that our employment policies and practices do not, or will not, violate the Labor Contract Law or its implementing rules and that we will not be subject to related penalties, fines or legal fees. If we are subject to large penalties or fees related to the Labor Contract Law or its implementing rules, our business, financial condition and results of operations may be materially and adversely affected. In addition, according to the Labor Contract Law and its implementing rules, if we intend to enforce the non-compete provision with an employee in a labor contract or non-competition agreement, we have to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract, which may cause extra expenses to us. Furthermore, the Labor Contract Law and its implementation rules require certain terminations to be based upon seniority rather than merit, which affects the cost of reducing workforce for employers. In the event we decide to significantly change or decrease our workforce in the PRC, the Labor Contract Law could affect our ability to enact such changes in a manner that is most advantageous to our circumstances or in a timely and cost effective manner, thus our results of operations could be adversely affected.

If the chops of our PRC subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions against us, and the ability of U.S. authorities to bring actions in China may also be limited.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands, and we conduct a significant portion of our operations in China and the majority of our assets are located in China. In addition, all of our directors and officers (except one independent director) are nationals or residents of countries other than the United States. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons in jurisdictions including China. In addition, we are advised that Cayman Islands and many other countries and regions do not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with China, and therefore recognition and enforcement in jurisdictions including China of judgments of a court in relation to any matter not subject to a binding arbitration provision may be affected.

On July 14, 2006, Hong Kong and the PRC entered into the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the PRC and of the Hong Kong Special Administrative Region Pursuant to Choice of Court Agreements Between Parties Concerned, or the 2006 Arrangement, pursuant to which a party with a final court judgment rendered by a Hong Kong court requiring payment of money in a civil and commercial case pursuant to a choice of court agreement in writing may apply for recognition and enforcement of the judgment in the PRC. Similarly, a party with a final judgment rendered by a PRC court requiring payment of money in a civil and commercial case pursuant to a choice of court agreement in writing may apply for recognition and enforcement of the judgment in Hong Kong. A choice of court agreement in writing is defined as any agreement in writing entered into between parties after the effective date of the 2006 Arrangement in which a Hong Kong court or a PRC court is expressly designated as the court having sole jurisdiction for the dispute. Therefore, it is not possible to enforce a judgment rendered by a Hong Kong court in the PRC if the parties in dispute have not agreed to enter into a choice of court agreement in writing. The 2006 Arrangement became effective on August 1, 2008.

Subsequently on January 18, 2019, Hong Kong and the PRC entered into the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters between the Courts of the Mainland and of the Hong Kong Special Administrative Region, or the Arrangement, pursuant to which, among other things, the scope of application was widened to cover both monetary and non-monetary judgments in most civil and commercial matters, including effective judgments on civil compensation in criminal cases. In addition, the requirement of a choice of court agreement in writing has been removed. It is no longer necessary for parties to agree to enter into a choice of court agreement in writing, as long as it can be shown that there is a connection between the dispute and the requesting place, such as place of the defendant’s residence, place of the defendant’s business or place of performance of the contract or tort. The 2019 Arrangement shall apply to judgments in civil and commercial matters made on or after its effective date by the courts of both sides. The 2006 Arrangement shall be terminated on the same day when the 2019 Arrangement comes into effect. If a “written choice of court agreement” has been signed by parties according to the 2006 Arrangement prior to the effective date of the 2019 Arrangement, the 2006 Arrangement shall still apply. Although the 2019 Arrangement has been signed, its effective date has yet to be announced. Therefore, there are still uncertainties about the outcomes and effectiveness of enforcement or recognition of judgments under the 2019 Arrangement.

Furthermore, shareholder claims that are common in the U.S., including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in other jurisdictions, including China. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the U.S. have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” below for risks associated with investing in us as a Cayman Islands company.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended, the Companies Act (2022 Revision) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than copies of our amended and restated memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance requirements; these practices may afford less protection to shareholders than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors and executive officers (except one independent director) may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.

The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in the PRC. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets. We conduct our operations mainly in the PRC and our assets are mainly located in the PRC. There are certain requirements the U.S. authorities need to meet to obtain information needed for investigations or litigation against us or our directors, executive officers (except one independent director) or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in the PRC may have to follow certain requirements and therefore may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers (except one independent director) or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

RISKS RELATED TO OPERATIONS IN HONG KONG

Political risks associated with conducting business in Hong Kong.

We have four subsidiaries incorporated in Hong Kong, including (i) ICZOOM HK, (ii) Ehub, (iii) Hjet HK, and (iv) Components Zone HK. ICZOOM HK, Ehub and Hjet HK are primarily engaged in purchases and distribution of electronic components from overseas suppliers, and Components Zone HK is a holding company with no activities. Accordingly, our business operation and financial conditions will be affected by the political and legal developments in Hong Kong. Any changes in the economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and the business operations of our Hong Kong subsidiaries. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” Nevertheless, we cannot ensure that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may affect the stability of the economy in Hong Kong, thereby directly affecting our results of operations and financial positions.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC NPC in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose sanctions against foreign individuals and entities who are determined by the U.S. administration to have materially contributed to the failure to preserve Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on the business operations of our Hong Kong subsidiaries, which could in turn materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be affected.

Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

The economy in Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In the meantime, we continue to be required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and pay severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply may commit criminal offences and may be subject to fines and/or imprisonment. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and operating results may be adversely affected.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus based on Hong Kong laws.

Currently, all of our operations are conducted outside the United States, and all of our assets are located outside the United States. Some portion of the assets of our management are located in Hong Kong and outside the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a definite sum of money in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a competent court.

The effect of HKAA and other U.S. government policies in response to the enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary.

On June 30, 2020, the Standing Committee of the PRC NPC adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the HKAA, into law, authorizing the U.S. administration to impose sanctions against foreign individuals and entities who are determined by the U.S. administration to have materially contributed to the failure to preserve Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including Hong Kong chief executive Carrie Lam (as she then was, now John Lee who is also on the sanctioned list). On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA, our business operations, financial position and results of operations could be materially and adversely affected.

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and legislative system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. Any compromise on the autonomy of Hong Kong may have an adverse effect in our business and operations in Hong Kong. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws or national laws, changes to existing laws or the interpretation or enforcement thereof.

RISKS RELATED TO OUR OFFERINGS AND THE ORDINARY SHARES

An active trading market for our Class A Ordinary Shares may not continue and the trading price for our Class A Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Class A Ordinary Shares will develop or continue. If an active public market for our Class A Ordinary Shares does not continue, the market price and liquidity of our Class A Ordinary Shares may be materially and adversely affected.

We will likely not pay dividends in the foreseeable future.

Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. We currently do not have or expect to have dividend payment plan in foreseeable future. There is no assurance that our Board of Directors will declare dividends even if we are profitable. The payment of dividends by entities organized in China is subject to limitations as described herein. Under Cayman Islands law, we may only pay dividends out of profits of the Company, or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts as they fall due in the ordinary course of business. Pursuant to the Chinese enterprise income tax law, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of 5%. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The transfer to this reserve must be made before distribution of any dividend to shareholders.

Our dual class capital structure may render our shares ineligible for inclusion in certain indices. We cannot predict the impact this may have on the trading price of our Class A Ordinary Shares.

In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. It continues to be somewhat unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A Ordinary Shares less attractive to investors and, as a result, the market price of our Class A Ordinary Shares could be adversely affected.

Any future issuances of Class B Ordinary Shares may be dilutive to the voting power of the holders of Class A Ordinary Shares.

As of the date thereof, our issued and outstanding ordinary shares consist of 6,540,658 Class A ordinary shares and 3,829,500 Class B ordinary shares (the “Class B Ordinary Shares”). In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to ten (10) votes per share based on our dual-class share structure. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share (unless otherwise described herein and adjusted as per our amended and restated articles of association) at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

The conversion of Class B Ordinary Shares into Class A Ordinary Shares may have a dilutive effect on your percentage ownership and may result in a dilution of your voting power and an increase in the number of Class A Ordinary Shares eligible for future resale in the public market, which may negatively impact the trading price of our Class A Ordinary Shares.

Each Class B Ordinary Share is convertible at the option of the holder of Class B Ordinary Shares at any time into one Class A Ordinary Share (unless otherwise described herein and adjusted as per our amended and restated articles of association). If any such conversions occur, the total number of Class A Ordinary Shares issued and outstanding will be increased and be dilutive to our other shareholders.

If any of these newly issued Class A Ordinary Shares are offered for sale in the public market, the sales could adversely affect the prevailing market price by lowering the bid price of our Class A Ordinary Shares. In addition, issuance of Class A Ordinary Shares pursuant to the conversion of Class B Ordinary Shares may also materially impair our ability to raise capital through the future sale of equity securities because the issuance of the Class A Ordinary Shares would cause further dilution of our securities.

The dual class structure of our ordinary shares has the effect of concentrating voting control with our founders.

Our Class B Ordinary Shares have ten votes per share, and our Class A Ordinary Shares have one vote per share. Our founders, who are our CEO and COO, together hold approximately 85.50% of the voting power of our outstanding ordinary shares as of the date of this Annual Report, and therefore be able to control all matters submitted to our shareholders for approval. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval, until we issue substantial amount of Class A Ordinary Shares over time in the future or our founders select to convert their Class B Ordinary Shares into Class A Ordinary Shares. The conversion of Class B Ordinary Shares to Class A Ordinary Shares will have the effect, over time, of increasing the relative voting power of those holders of Class B Ordinary Shares who retain their shares in the long term.

The coverage of our business or our ordinary shares by securities or industry analysts or the absence thereof could adversely affect the trading price and trading volume of our ordinary shares.

We recently completed the listing of our Class A Ordinary Shares on NASDAQ Capital Market. However, we cannot assure you that an active trading market for our ordinary shares will develop or, if developed, that any such market will be sustained. The trading market for our securities is influenced in part by the research and other reports that industry or securities analysts publish about us or our business or industry from time to time. We do not control these analysts or the content and opinions included in their reports. We may be slow to attract equity research coverage, and the analysts who publish information about our securities will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. If no or few analysts commence equity research coverage of us, the trading price and volume of our securities would likely be negatively impacted. If analysts do cover us and one or more of them downgrade our securities, or if they issue other unfavorable commentary about us or our industry or inaccurate research, our stock price would likely decline. Furthermore, if one or more of these analysts cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets. Any of the foregoing would likely cause our stock price and trading volume to decline. Accordingly, we cannot assure you of the likelihood that an active trading market will develop or be maintained, the liquidity of any trading market, your ability to sell your ordinary shares when desired or the price that you may be able to obtain in any such sale.

If our financial condition deteriorates, we may not meet continued listing standards on the NASDAQ Capital Market.

The NASDAQ Capital Market requires companies to fulfil specific requirements in order for their shares to continue to be listed. If our shares are delisted from the NASDAQ Capital Market at some later date, our shareholders could find it difficult to sell our shares. In addition, if our Class A Ordinary Shares are delisted from the NASDAQ Capital Market at some later date, we may apply to have our Class A Ordinary Shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ Capital Market. In addition, if our Class A Ordinary Shares are delisted at some later date, our Class A Ordinary Shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our Class A Ordinary Shares might decline. If our Class A Ordinary Shares are delisted from the NASDAQ Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

The market price for our shares may be volatile.

The trading prices of our Class A Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our shares. In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our customers, or our industry;

●	possible regulatory changes with regard to our variable interest entity arrangements;

●	announcements of studies and reports relating to our service offerings or those of our competitors;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the RMB and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing and offerings.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (“HFCA Act”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the PWG Report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals. After we are listed on the Nasdaq Capital Market, if we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the NASDAQ Capital Market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our Class A Ordinary Shares trading in the United States.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

In addition, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act.

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed and does not have to wait another year to reassess its determinations.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

Friedman LLP, the independent registered public accounting firm that issued the audit report included elsewhere in this this Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, was subject to laws in the United States pursuant to which the PCAOB conducted regular inspections to assess its compliance with the applicable professional standards. Friedman LLP was our auditor for the financial statements for the fiscal years ended June 30, 2022 and 2021. Effective as of September 1, 2022, Friedman LLP combined with Marcum. Friedman LLP was headquartered in Manhattan, New York, and had been inspected by the PCAOB on a regular basis with the last inspection in October 2020 until its combination with Marcum. On April 3, 2023, we appointed Audit Alliance to serve as our independent registered public accounting firm. Audit Alliance is based in Singapore, registered with PCAOB and subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Neither our former auditor, Friedman LLP, nor our current auditor, Audit Alliance, was/is headquartered in mainland China or Hong Kong and was not identified in the Determination Report on December 16, 2021 as a firm subject to the PCAOB’s determination. In the event that, in the future, either there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the determinations so that our PRC operating entities will be subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including “over-the-counter” trading, may be prohibited, under the HFCA Act. The recent developments would add uncertainties to our offering and we cannot assure you whether the national securities exchange we apply to for listing or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. An aggregate of 6,540,658  Class A Ordinary Shares, 742,762 options to purchase 742,762 Class A Ordinary Shares are outstanding as of the date of this Annual Report,. An aggregate of 1,500,000 Class A Ordinary Shares sold in our initial public offering are freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

As a “controlled company” under the rules of the NASDAQ Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

As of the date of this Annual Report, our Chief Executive Officer, Lei Xia and our Chief Operating Officer, Duanrong Liu, beneficially owned an aggregate 85.41% voting power of the Company given the effect of 1 vote for each Class A Ordinary Shares and 10 votes for each Class B Ordinary Share, which allow Lei Xia and Duanrong Liu together to determine all matters requiring approval by shareholders. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

As an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1.235 billion or more;

●	the date on which we have, during the previous 3-year period, issued more than $1.0 billion in non-convertible debt;

●	the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws; or

●	March 17, 2028

For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of our initial public offering. We cannot predict if investors will find our Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and the trading price of our Class A Ordinary Shares may be more volatile. In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on the expected price of our Class A Ordinary Shares and the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements. For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information — E. Taxation — Passive Foreign Investment Company Rules” starting on page 142 of this Annual Report.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

ICZOOM Group Inc. (“ICZOOM”), formerly known as Horizon Business Intelligence Co., Limited (“HBI”), was incorporated as an exempted company with limited liability under the laws of Cayman Islands on June 18, 2015. The Company changed to its current name on May 3, 2018.

The Company owns 100% equity interest of the following four companies that incorporated in accordance with the laws and regulations in Hong Kong:

1)	Iczoom Electronics Limited (“ICZOOM HK”), an entity incorporated on May 22, 2012;

2)	Ehub Electronics Limited (“Ehub”), an entity incorporated on September 13, 2012;

3)	Hjet Industrial Corporation Limited (“Hjet HK”), an entity incorporated on August 6, 2013;

4)	Components Zone International Limited (“Components Zone HK”), an entity incorporated on May 19, 2020.

Components Zone (Shenzhen) Development Limited (“ICZOOM WFOE”), was formed on September 17, 2020 as a WFOE in PRC. Its equity interest is 100% owned by Components Zone HK.

ICZOOM, ICZOOM WFOE, Hjet Shuntong, and Components Zone HK are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the reorganization described below, Mr. Lei Xia, the chairman of the board of directors and the chief executive officer of the Company, and Ms. Duanrong Liu, a member of the board of directors and the chief operating officer of the Company, were the controlling shareholders of Hjet Shuntong, an entity incorporated on November 8, 2013 in accordance with PRC laws. Hjet Shuntong is currently not engaging in any active business operations and merely acting as holding company. Hjet Shuntong currently owns 100% of the equity interest of Shenzhen Hjet Supply Chain Co., Ltd. (“Hjet Supply Chain”), incorporated on July 3, 2006 in accordance with PRC laws. Hjet Shuntong previously owned 100% of the equity interest of Shanghai Heng Nuo Chen International Freight Forwarding Co., Ltd. (“Heng Nuo Chen”) which was incorporated on March 25, 2015. With limited business activities and operations since inception, in order to streamline the Company’s business structure, on August 23, 2021, Heng Nuo Chen completed its deregistration in accordance with PRC laws.

Hjet Supply Chain in turn owns 100% of the equity interest of two subsidiaries: (1) Shenzhen Iczoom Electronics Co., Ltd. (“ICZOOM Shenzhen”) was incorporated on July 20, 2015 in accordance with PRC laws; (2) Shenzhen Hjet Yun Tong Logistics Co., Ltd. (“Hjet Logistics”) was incorporated on May 31, 2013 in accordance with PRC laws.

A reorganization of our legal structure was completed on December 16, 2020 (the “Reorganization”). The reorganization involved the incorporation of ICZOOM WFOE, the transfer of the 100% equity interest of ICZOOM operating entities to ICZOOM WFOE, and entering into certain contractual arrangements between ICZOOM WFOE and the shareholders of Pai Ming Shenzhen. Consequently, ICZOOM became the ultimate holding company of all the entities mentioned above.

On March 17, 2023, we completed a firm-commitment initial public offering of 1,500,000 Class A Ordinary Shares at a public offering price of $4.00 per Class A Ordinary Share. We received aggregate gross proceeds of $6 million from the initial public offering, before deducting underwriting discounts and other related expenses.

Our Corporate Structure

The following charts summarize our corporate legal structure and identify our subsidiaries as of the date of this Annual Report.

Note:

(1)	Hjet Shuntong previously owned 100% of the on March 25, 2015. With limited business activities and operations since inception, in order to streamline the Company’s business structure, on August 23, 2021, Heng Nuo Chen completed its deregistration in accordance with PRC laws.
(2)	In December 2021, ICZOOM WFOE terminated the contractual arrangements with Pai Ming Shenzhen and the shareholder of Pai Ming Shenzhen. As a result, we unwound the VIE structure and no longer consolidate the operation and financial results of Pai Ming Shenzhen.

For details of each shareholder’s ownership, please refer to the beneficial ownership table in the section captioned “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

Name	Background	Ownership
ICZOOM HK	● A Hong Kong company	100% owned by ICZOOM
● Incorporated on May 22, 2012
● Purchase and distribution of electronic components from overseas suppliers
Components Zone HK	● A Hong Kong company	100% owned by ICZOOM
● Incorporated on May 19, 2020
● A holding company
Ehub	● A Hong Kong company	100% owned by ICZOOM
● Incorporated on September 13, 2012
● Purchase and distribution of electronic components from overseas suppliers
Hjet HK	● A Hong Kong company	100% owned by ICZOOM
● Incorporated on August 6, 2013
● Purchase and distribution of electronic components from overseas suppliers
ICZOOM WFOE	● A PRC company and deemed a WFOE	100% owned by Components Zone HK
● Incorporated on September 17, 2020
● Registered capital of $350,000
● A holding company.
Hjet Shuntong	● A PRC company	100% owned by ICZOOM WFOE
● Incorporated on November 8, 2013
● Registered capital of RMB 2,140,000
● A holding company.
Hjet Supply Chain	● A PRC company	100% owned by Hjet Shuntong
● Incorporated on July 3, 2006
● Registered capital of RMB 18,700,000
● Order fulfilment.
ICZOOM Shenzhen	● A PRC company	100% owned by Hjet Supply Chain
● Incorporated on July 20, 2015
● Registered capital of RMB 17,500,000
● Sales of electronic components through B2B e-commerce platform
Hjet Logistics	● A PRC company	100% owned by Hjet Supply Chain
● Incorporated on May 31, 2013
● Registered capital of RMB 2,000,000
● Logistics and product shipping

Historical Contractual Arrangements

We are an offshore holding company incorporated in Cayman Islands, conducting all of our operation in through our wholly owned subsidiaries established in China and Hong Kong. Historically, due to legal restrictions on foreign ownership and investment in, among other areas, the development and operation of electronic component exchange in China, including Shenzhen and Shanghai, we operated previous online platform through the Internet Content Provider (“ICP”) license held by Pai Ming Shenzhen, a PRC company with no foreign ownership, , allowing us to provide internet information services through our e-commerce platform. We previously consolidated the operation and financial results of Pai Ming Shenzhen through contractual arrangements in lieu of direct equity ownership by us or any of our subsidiaries. Such contractual arrangements consisted of a series of three agreements, along with shareholder’s POA and irrevocable commitment letters (collectively, the “Contractual Arrangements”), which were signed on December 14, 2020.

The Contractual Arrangements were designed to allow ICZOOM Cayman to consolidate Pai Ming Shenzhen’s operations and financial results in ICZOOM Cayman’s financial statement. The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between ICZOOM WFOE and Pai Ming Shenzhen, ICZOOM WFOE had the exclusive right to provide Pai Ming Shenzhen with technical support services, consulting services and other services, including granting use rights of intellectual property rights, software services, network support, database support, hardware services, technical support, employee training, research and development of technology and market information, business management consulting, marketing and promotion services, customer management and services, lease hardware and device, and the others necessary for Pai Ming Shenzhen’s needs. In exchange, ICZOOM WFOE was entitled to a service fee that equals to all of the consolidated profit after offsetting the previous year’s accumulated deficit, operating costs, expenses, taxes, and other contributions and reasonable operation profit of Pai Ming Shenzhen. In addition to the services fees, Pai Ming Shenzhen would reimburse all reasonable costs, reimbursed payments and out-of-pocket expenses, paid or incurred by ICZOOM WFOE in connection with its performance.

Under the exclusive business cooperation agreement, without ICZOOM WFOE’s prior written consent, Pai Ming Shenzhen agreed not to engage in any transaction which may materially affect its asset, business, employment, obligation, right or operation.

The exclusive business cooperation agreement would remain effective, unless terminated pursuant to the exclusive business cooperation agreement or upon the written notice of ICZOOM WFOE.

Call Option Agreement

Pursuant to the call option agreement, among ICZOOM WFOE, Pai Ming Shenzhen and the shareholder who owned all the equity interests of Pai Ming Shenzhen, such shareholder granted ICZOOM WFOE an option to purchase his equity interests in Pai Ming Shenzhen. The purchase price shall be the lowest price then permitted under applicable PRC laws. ICZOOM WFOE or its designated person may exercise such option at any time to purchase all or part of the equity interests in Pai Ming Shenzhen until it has acquired all equity interests of Pai Ming Shenzhen, which was irrevocable during the term of the agreements.

The call option agreement would remain in effect until all equity interests held by the shareholder had been transferred or assigned to ICZOOM WFOE and/or any other person designated by ICZOOM WFOE. However, ICZOOM WFOE had the right to terminate these agreements unconditionally upon giving prior written notice to Pai Ming Shenzhen at any time.

Equity Pledge Agreement

Pursuant to the equity pledge agreement among the shareholder who owned all the equity interests of Pai Ming Shenzhen, such shareholder pledged all of the equity interests in Pai Ming Shenzhen to ICZOOM WFOE as collateral to secure the obligations of Pai Ming Shenzhen under the exclusive business cooperation agreement and call option agreement. The shareholder of Pai Ming Shenzhen was prohibited or may not transfer the pledged equity interests without prior consent of ICZOOM WFOE unless transferring the equity interests to ICZOOM WFOE or its designated person in accordance with the call option agreements.

The equity pledge agreement shall come into force the date on which the pledged interests was recorded, which was three days after signing of this agreement on December 14, 2020, under Pai Ming Shenzhen’s register of shareholder and was registered with competent administration for industry and commerce of Pai Ming Shenzhen until all of the liabilities and debts to ICZOOM WFOE had been fulfilled completely by Pai Ming Shenzhen. Pai Ming Shenzhen and the shareholder who owned all of Pai Ming Shenzhen shall not terminate this agreement in any circumstance for any reason.

Shareholder’s POA

Pursuant to the shareholder’s POA, the sole shareholder of Pai Ming Shenzhen gave ICZOOM WFOE an irrevocable proxy to act on his behalf on all matters pertaining to Pai Ming Shenzhen and to exercise all of his right as a shareholder of Pai Ming Shenzhen, including the right to execute and deliver shareholder resolutions, to dispose any or all equity interests, to nominate, elect, designate, or appoint officers and directors, to supervise company’s performance, to approve submission of any registration documents, to attend shareholders meetings, to exercise voting rights and all of the other rights, to take legal actions against the harmful actions by directors or officers, to approve the amendments to the articles of association of the company, and any other rights under the articles of association of the company. The POA shall remain in effect while the shareholder of Pai Ming Shenzhen holds the equity interests in Pai Ming Shenzhen.

Spouse Consent Letter

Pursuant to the Spouse Consent Letter dated December 14, 2020, the spouse of the sole shareholder of Pai Ming Shenzhen, unconditionally and irrevocably agreed not to assert any rights over the equity interest in Pai Ming Shenzhen held by and registered in the name of the spouse. In addition, the spouse agreed to be bound by the Contractual Arrangements described here if the spouse obtains any equity interest in Pai Ming Shenzhen for any reason.

In the opinion of our PRC counsel, Jingtian & Gongcheng:

●	the ownership structures of ICZOOM WFOE and Pai Ming Shen Zhen, both previously did not contravene any PRC laws or regulations at the time thereof; and

●	the Contractual Arrangements governed by PRC laws were valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations then in effect.

Based on the foregoing Contractual Arrangements, which enabled ICZOOM WFOE to receive all of their expected residual returns, we accounted for Pai Ming Shenzhen as a VIE. Accordingly, we consolidated the accounts of Pai Ming Shenzhen for the periods presented herein, in accordance with Regulation S-X Rule 3A-02 promulgated by the SEC and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

However, in December 2021, we terminated the VIE arrangement with Pai Ming Shenzhen, completed the relevant regulatory procedures, and unwound the VIE structure in December 2021. Our Hong Kong subsidiary, ICZOOM HK, now operates our B2B online platform www.iczoomex.com, which does not require an ICP license under the PRC law. The reason for us to change the entity operating our B2B online platform was twofold. First, with the increased number of customers in Hong Kong and potential demands from other countries for electronic components in China, we were motivated to establish a B2B online platform in Hong Kong for our growth in Hong Kong market and potential expansion to other markets. Second, the substantially increased regulatory and operational risks of the VIE arrangements accelerated our termination of the VIE arrangement, which as a result terminated our contractual right to access to the old platform held by Pai Ming Shenzhen. Our new platform www.iczoomex.com is not only operated and managed by ICZOOM HK but its server and data are located and stored in Singapore. As neither our online platform nor its operator is within the territory of China, ICZOOM HK is not required by PRC law to obtain an ICP license to maintain and operate www.iczoomex.com, and we are able to provide internet information services through such platform.

As a result, we no longer consolidate the operation and financial results of Pai Ming Shenzhen and conduct all of our operations through our wholly owned subsidiaries in China and Hong Kong. Nevertheless, we generated more than 96.5% of our revenue from operations of our wholly foreign owned subsidiaries for the last three fiscal years before the termination of the VIE arrangements and now generate all of our revenue from operations of our wholly owned subsidiaries after such termination. See “ — Selected Consolidated Balance Sheet Data”; “— Selected Consolidated Statement of Operations Data”; “— Selected Consolidated Statement of Cash Flows”; and “— Roll-Forward of Investment” below starting on page F-1 of this Annual Report. While the current corporate structure does not contain any VIE and we have no intention establishing any VIEs in PRC in the future, if in the future the PRC laws and regulations change, and the PRC regulatory authorities disallow the VIE structure pursuant to applicable laws and regulations, including retroactively, it would likely result in changes in our operations, and may affect the value of the securities of ICZOOM Cayman.

PRC laws and regulations governing our current business operations are evolving and sometimes the interpretation of such could be uncertain, which may result in a material change in our operations, affect the value of our securities, or hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. The Chinese government may intervene or oversee or influence the operations of our PRC operating entities at any time and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the operations of our PRC operating entities and/or the value of our Class A ordinary shares (the “Class A Ordinary Shares”). Further, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by Domestic Enterprises (CSRC Announcement [2022] No. 43) (the “Overseas Listing Measures”), which came into effect on March 31, 2023 and lay out the filing regulation arrangement for overseas offerings and listing by China-based companies. See “Item 4. Information on the Company — Permission Required from the PRC Authorities for the Company’s Operation and to Issue Our Securities to Foreign Investors” below; “Item 3 Key Information — Risk Factor — We are required to complete filing procedures with the CSRC in connection with future offerings, it is uncertain whether such filing can be completed or how long it will take to complete such filing”; and “Item 4. Information on the Company — Government Regulation — Regulation Related to Overseas Listings.”

After the termination of the agreements under the VIE structure, our Hong Kong subsidiary, ICZOOM HK, now operates our B2B online platform. Uncertainties exist regarding whether Hong Kong companies are subject to the new Cybersecurity Review Measures, and ICZOOM HK as the operator of our online platform may be subject to PRC laws relating to the use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. According to the Cybersecurity Review Measures, which was promulgated on December 28, 2021 and became effective on February 15, 2022 and replaced the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Cybersecurity Review Measures does not provide a definition of “online platform operator”, therefore, we cannot assure you that ICZOOM WFOE, due to the previous VIE arrangement and the business cooperation agreement with Pai Ming Shenzhen, will not be deemed as an “online platform operator.” On November 14, 2021, the Cyberspace Administration of China, or “CAC”, released the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft, to solicit public opinion and comments. Pursuant to the Data Security Management Regulations Draft, data processor holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refer to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. We may be deemed as a data processor under the Data Security Management Regulations Draft. Notwithstanding the foregoing, even if we are deemed as an online platform operator under the Cybersecurity Review Measures or a data processor under the Data Security Management Regulations Draft, we do not expect to be subject to the cybersecurity review in connection with our offerings because it is unlikely that our offerings belong to “listing in a foreign country” as defined in the Cybersecurity Review Measures and we currently hold aggregate less than ten thousand users’ individual information and it is very unlikely that we will reach threshold of one million users’ individual information in the near future as we are a B2B platform where our registered users are substantially small and medium-sized enterprises (“SMEs”). Since these statements and regulatory actions are new, it is uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and maintain the listing on an U.S. exchange. See “Item 3. Key Information — Risk Factor — The Chinese government exerts substantial influence over the manner in which we conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our securities”; “— We must remit the offering proceeds to China before they may be used to benefit our business in China, the process of which may take certain time, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner”; “— You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions against us, and the ability of U.S. authorities to bring actions in China may also be limited”; and “— China Securities Regulatory Commission and other Chinese government agencies may exert more control, oversight and administration over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology field. Additional compliance procedures may be required in connection with future offerings, and, if required, we cannot predict whether we will be able to obtain such approval. If we are required to obtain PRC governmental permissions to commence the sale of the securities, we will not commence the offering until we obtain such permissions. As a result, we could face uncertainty that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.”

Our Class A Ordinary Shares may be prohibited to trade on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (“HFCA Act”) if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong. Friedman LLP was our auditor for the financial statements for the fiscal years ended June 30, 2022 and 2021. Effective as of September 1, 2022, Friedman LLP combined with Marcum LLP (“Marcum”). Friedman LLP was headquartered in Manhattan, NY and had been inspected by the PCAOB on a regular basis with the last inspection in October 2020 until its combination with Marcum. On April 3, 2023, we appointed Audit Alliance LLP (“Audit Alliance”) to serve as our independent registered public accounting firm. Audit Alliance is based in Singapore, registered with PCAOB and subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Neither our former auditor, Friedman LLP, nor our current auditor, Audit Alliance, was/is headquartered in mainland China or Hong Kong and was not identified in the Determination Report on December 16, 2021 as a firm subject to the PCAOB’s determination. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. The PCAOB was required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed and does not have to wait another year to reassess its determinations. In the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCA Act. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. See “Item 3. Key Information— Risk Factors — Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing and offerings” starting on page 46 of this Annual Report more information.

Permission Required from the PRC Authorities for the Company’s Operation and to Issue Our Securities to Foreign Investors

Our operations in China are governed by PRC laws and regulations. Our PRC legal counsel, Jingtian & Gongcheng, has advised us that, as of the date of this Annual Report, based on their understanding of the current PRC laws, regulations and rules, except that a filing should be made with the CSRC within three business days after an offering is completed, we and our subsidiaries have received all requisite permissions and approvals from the PRC government authorities for our business operations currently conducted in China. Neither have we nor our subsidiaries received any denial of permissions for our business operations in material aspects currently conducted in China. These permissions and approvals include (without limitation) Business License, Record Registration Form for Foreign Trade Business Operators, and Filing Form for Customs Declaration Entity.

Our PRC legal counsel, Jingtian & Gongcheng, has advised us that, as of the date of this Annual Report, based on their understanding of the current PRC laws, regulations and rules, except that a filing should be made with the CSRC within three business days after an offering is completed, if any, we and our subsidiaries are currently not required to obtain permission from any of the PRC authorities to issue our securities to foreign investors.

In addition, we are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permissions or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we are required to obtain approvals in the future, or that the PRC government could disallow our holding company structure pursuant to applicable laws and regulations, which would likely result in material changes in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and offer or continue to offer securities to our investors. These actions could cause the value of our securities to significantly decline or become worthless. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on a U.S. exchange, which would likely cause the value of our securities to significantly decline or become worthless.

On February 17, 2023, the CSRC published the Overseas Listing Measures, which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system applies to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. The Overseas Listing Measures states that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. In connection with the Overseas Listing Measures, on February 17, 2023 the CSRC also published the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises (the “Notice on Overseas Listing Measures”). According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date the Overseas Listing Measures became effective, are not required to make any immediate filing and are only required to comply with the filing requirements under the Overseas Listing Measures when it subsequently seeks to conduct a follow-on offering. Therefore, we are required to go through filing procedures with the CSRC for our future offerings and listing of our securities in an overseas market under the Overseas Listing Measures.

The Overseas Listing Measures further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfil the filing requirements with the CSRC. If we fail to complete such filing requirement, Chinese regulatory authorities may impose fines and penalties upon our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from future offerings into China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares.

Since the Overseas Listing Measures are newly promulgated, and there remain substantial uncertainties about the interpretation and implementation, we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or at all, in the future. If we fail to complete the filing requirement with the CSRC after the completion of any future offerings, the CSRC or other Chinese regulatory authorities may impose fines and penalties upon our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from future offerings into China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our securities, causing significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause the Class A Ordinary Shares to significantly decline in value or become worthless. See “Item 4. Information on the Company — Risk Factor — We are required to complete filing procedures with the CSRC in connection with future offerings, it is uncertain whether such filing can be completed or how long it will take to complete such filing”; “— The Chinese government exerts substantial influence over the manner in which we conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our securities”; and “Item 4. Information on the Company — Government Regulation — Regulation Related to Overseas Listings.”

After the termination of the agreements under the VIE structure, in consideration that it may take some time for customers to take actions to complete the transfer and adapt to the new platform from the old platform operated by Pai Ming Shenzhen, ICZOOM WFOE entered into a business cooperation agreement with Pai Ming Shenzhen on January 18, 2022, under which Pai Ming Shenzhen agreed to provide us with network services including but not limited to business consultation, website information push, matching services of supply and demand information, online advertising, software customization, data analysis, website operation and other in-depth vertical services through online and offline data push through its platform. Uncertainties exist regarding whether Hong Kong companies are subject to the new Cybersecurity Review Measures, and ICZOOM HK as the operator of our online platform may be subject to PRC laws relating to the use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. According to the latest amended Cybersecurity Review Measures, which was promulgated on December 28, 2021 and became effective on February 15, 2022, and replaced the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. On November 14, 2021, the CAC released the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft, to solicit public opinion and comments. Pursuant to the Data Security Management Regulations Draft, data processor holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. We may be deemed as a data processor under the Data Security Management Regulations Draft. Notwithstanding the foregoing, even if we are deemed as an online platform operator under the Cybersecurity Review Measures or a data processor under the Data Security Management Regulations Draft, we do not expect to be subject to the cybersecurity review in connection with our offerings because it is unlikely that our future offerings belong to “listing in a foreign country” as defined in the Cybersecurity Review Measures and we currently hold aggregate less than ten thousand users’ individual information and it is very unlikely that we will reach threshold of one million users’ individual information in the near future as we are a B2B platform where our registered users are substantially SMEs.

The Cybersecurity Review Measures also provide that if a critical information infrastructure operator, or a CIIO, purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. We do not expect to be a CIIO, since (i) we do not hold a large amount of individual information, and (ii) data processed in our business is less likely to have a bearing on national security, thus it may not be classified as core or important data by the authorities. However, due to the lack of further interpretations, the exact scope of what constitutes a “CIIO” remains unclear. As of the date of this Annual Report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC. Further, as of the date of this Annual Report, we have not been subject to any penalties, fines, suspensions, or investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC.

Our Hong Kong subsidiary ICZOOM HK currently operate a B2B online trading platform, primarily engaged in sales of electronic component products to customers in China, where our customers can register as members first, and then use the platform to search for or post quotes for their desired electronic component products. By utilizing latest technologies, our platform collects, optimizes and presents product offering information from suppliers of all sizes, all transparent and available to our SME customers to compare and select. According to the Personal Information Protection Law issued by Standing Committee of the National People’s Congress of the PRC on August 20, 2021, where the purpose of the activity is to provide a product or service to that natural person located within China, such activity shall comply with the Personal Information Protection Law. Further, the Data Security Law provides that where any data handling activity carried out outside of the territory of China harms the national security, public interests, or the legitimate rights and interests of citizens or organizations of China, legal liability shall be investigated in accordance with such law. However, the Personal Information Protection Law and the Data Security Law are relatively new, there remain substantial uncertainties about how the laws will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to such two laws. It is uncertain whether our Hong Kong subsidiary ICZOOM HK shall comply with the aforesaid laws. As of the date of this Annual Report, we are of the view that ICZOOM HK is in compliance with the applicable PRC laws and regulations governing the data privacy and personal information in all material respects, including the data privacy and personal information requirements of the Cyberspace Administration of China, and we have not received any complaints from any third party, or been investigated or punished by any PRC competent authority in relation to data privacy and personal information protection. In reaching this conclusion, we have adopted corresponding internal control measures to ensure the security of our information system and confidentiality of our customers’ personal information, including, but not limited to the followings:

●	We have established information security management systems which stipulate the standardized procedures for the management of information system. Through the information security management systems, we classify our staff based on their positions and responsibilities and grant them different access rights and adopt password control to identify system users. We adjust, shut down or deregister the access rights in a timely manner when such staff change their positions or take long vacations or terminate their employment agreements with us. Moreover, we conduct information system security inspections and periodically check the access logs of the information system so that we could identify abnormal accesses and deregister such abnormal accessed accounts.

●	We provide training to our employees to ensure that they are aware of our internal policies in relation to data protection.

●	We have specific network administrator responsible for installing the network firewall, remoting backup storage of important databases, business data, and documents, and promoting information security awareness among our employees.

●	For the data and personal information collected from our customers, we set out our data privacy policy and obtain the prior consent of the customers as required by the applicable laws and regulations before collecting their data and personal information. We collect personal information in accordance with the principle of legality, propriety and necessity, and do not collect personal information irrelevant to the service we provide to the customers. We have not shared, transferred or publicly disclosed user data without prior consent or authorization from the customers, unless otherwise permitted by relevant laws and regulations. We may be required to comply with laws and regulations in the PRC relating to data privacy and personal information, and failure to comply with such laws and regulations may potentially lead to regulatory or civil liability.

On July 7, 2022, the CAC promulgated the Outbound Data Transfer Security Assessment Measures, which became effective on September 1, 2022. According to the Outbound Data Transfer Security Assessment Measures, to provide data abroad under any of the following circumstances, a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level: (i) where the data processor will provide important data abroad; (ii) where CIIO or the data processor processing the personal information of more than one million individuals will provide personal information abroad; (iii) where the data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year, will provide personal information abroad; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. Prior to declaring security assessment for outbound data transfer, the data processor shall conduct self-assessment on the risks of the outbound data transfer. For outbound data transfers that have been carried out before the effectiveness of the Outbound Data Transfer Security Assessment Measures, if it is not in compliance with these measures, rectification shall be completed within six months starting from September 1, 2022. Hjet Shuntong, a PRC subsidiary of our WFOE, collects names and phone numbers of contact persons from our customers in order to fulfill their orders. By years of operation, as of September 20, 2022, Hjet Shuntong accumulated information of names and phone numbers of approximately 8,189 PRC individuals, a substantial portion of which is no longer active nor can be verified. The personal data Hjet Shuntong possesses is kept and maintained by Hjet Shuntong within mainland China. Our B2B online platform www.iczoomex.com, which is held by ICZOOM HK, collects name and phone number of a contact when a customer registers with the platform. As of October 27, 2023, ICZOOM HK had collected names and phone numbers of approximately 150 PRC individuals. The Outbound Data Transfer Security Assessment Measures does not clearly state whether collection of personal information from PRC individuals by an offshore entity shall be deemed as outbound data transfer, therefore, there remains uncertainty whether such measures shall be applied to ICZOOM HK. Even such measures apply to ICZOOM HK, considering that (i) ICZOOM HK does not collect a large amount of personal information from PRC individuals, which is far less than either 100,000 individuals’ personal information and it is very unlikely that we will reach threshold of 100,000 individuals’ personal information in the near future as we are a B2B platform where our registered users are substantially SMEs, and (ii) personal information collected by ICZOOM HK are mainly the names and phone numbers of the contacts of our registered users, which is less likely to be deemed as sensitive personal information and is less likely to have a bearing on national security, thus it may not be classified as important data by the authorities, we understand, as concurred by our PRC counsel, Jingtian & Gongcheng, that the security assessment for cross-border data transfer is less likely applicable to us to date. However, as advised by our PRC counsel, Jingtian & Gongcheng, since the Outbound Data Transfer Security Assessment Measures is extremely new, there remain substantial uncertainties about its interpretation and implementation, the specific applicability of the Outbound Data Transfer Security Assessment Measures still subject to further interpretation of the PRC authorities. As of the date of this Annual Report, we have not received any penalty, investigation or warning with respect to our business operation from the CAC, nor have we received any notice or instructions from the CAC requiring us to declare a security assessment. Furthermore, as of the date of this Annual Report, implementation rules for the rectification requirements have not been issued and we have not started rectifications. We will continually monitor our compliance status in accordance with the latest developments in applicable regulatory requirements. If it is determined in the future that we are required to declare a security assessment, it is uncertain whether we can or how long it will take us to complete such declaration or rectification.

The Overseas Listing Measures, Data Security Management Regulations Draft, Cybersecurity Review Measures, Personal Information Protection Law, Data Security Law and Outbound Data Transfer Security Assessment Measures are relatively new, there remain substantial uncertainties about their interpretation and application, and the PRC regulatory authorities may take a view that is contrary to the analysis above. We are not sure whether the PRC regulatory authorities will adopt other rules and restrictions in the future. See “Item 3. Key Information — Risk Factor — Future developments with respect to the PRC legal system could have a material adverse effect on us”; “— We are required to complete filing procedures with the CSRC in connection with future offerings, it is uncertain whether such filing can be completed or how long it will take to complete such filing”; “— The Chinese government exerts substantial influence over the manner in which we conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our securities”; “— We may be liable for improper use or appropriation of personal information provided by our customers”; and “— China Securities Regulatory Commission and other Chinese government agencies may exert more control oversight and administration over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology field. Additional compliance procedures may be required in connection with future offerings, and, if required, we cannot predict whether we will be able to obtain such approval. If we are required to obtain PRC governmental permissions to commence the sale of the securities, we will not commence the offering until we obtain such permissions. As a result, we could face uncertainty that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.”

New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. If the PRC government deems us as operating without proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business, we may be required to apply for additional approvals, license or permits. See “Item 3. Key Information — Risk Factor — Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.”

Dividend Distributions or Assets Transfer among the Holding Company and Its Subsidiaries

We are a holding company with no material operations of our own and do not generate any revenue. We currently conduct substantially all of our operations through our wholly-owned subsidiaries in Hong Kong and China. We are permitted under PRC laws and regulations to provide funding to PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. See “Item 3. Key Information — Risk Factor —Risks Related to Doing Business in China — Using the proceeds of our offerings to make loans or additional capital contributions to our PRC subsidiary is subject to PRC regulations of loans and direct investment by offshore holding companies to PRC entities, which could affect our liquidity and our ability to fund and expand our business.”

Neither ICZOOM Cayman or its subsidiaries except Hjet Supply Chain has cash management policies dictating how funds are transferred, and each entity needs to comply with applicable law or regulations with respect to transfer of funds, dividends and distributions with other entities. Hjet Supply Chain has maintained cash management policies which dictate the purpose, amount and procedure of cash transfers between Hjet Supply Chain and other subsidiaries. Hjet Supply Chain conducts regular review and management of all its subsidiaries’ cash transfers and reports to the board of directors.

Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of June 30, 2023, except that ICZOOM Cayman transferred proceeds of approximately $5.2 million from its initial public offering to Ehub Electronic after the completion of the initial public offering, there has been no cash flows, including dividends, transfers and distributions, between ICZOOM Cayman and its subsidiaries. Prior to the termination of the VIE arrangement in December 2021, funds were historically transferred between Hjet Supply Chain to Pai Ming Shenzhen pursuant to the contracts between them in the aggregated amount of $59,478 from July 1, 2021 to the termination date, and in the aggregated amount of $217,464 for the fiscal year ended June 30, 2021, respectively. After the termination of the VIE arrangement till June 30, 2022, Hjet Supply Chain transferred funds in the aggregated amount of $181,596 to Pai Ming Shenzhen pursuant to the business cooperation agreement dated January 18, 2022. Other than funds transferred to Pai Ming Shenzhen, funds are transferred among our HK and PRC subsidiaries for working capital purpose. As of the date hereof, there has been no dividend or distributions made between U.S. investors, other investors and the Company’s entities. See “— Selected Consolidated Balance Sheet Data”; “— Selected Consolidated Statement of Operations Data”; “— Selected Consolidated Statement of Cash Flows”; and “— Roll-Forward of Investment” below

Cash proceeds raised from overseas financing activities, including the cash proceeds from our offerings, may be transferred by ICZOOM Cayman to Components Zone HK, and then transferred to ICZOOM WFOE, and then transferred to Hjet Shuntong, and then Hjet Supply Chain, and then ICZOOM Shenzhen and Hjet Logistics as capital contribution and/or shareholder loans subject to applicable regulatory approvals, as the case may be.

We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, unless we receive proceeds from future offerings, we will be dependent on receipt of funds from our Hong Kong subsidiaries, including Components Zone HK, which will be dependent on receipt of dividends from ICZOOM WFOE, which will be dependent on dividends from the Hjet Shuntong, which will be dependent on receipt of dividends from Hjet Supply Chain, which will be dependent on receipt of payments from ICZOOM Shenzhen and Hjet Logistics in accordance with the laws and regulations of the PRC and Hong Kong.

ICZOOM WFOE’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit ICZOOM WFOE to pay dividends to Components Zone HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of ICZOOM WFOE and other subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Upon contribution to the statutory reserves using its after-tax profits, each of such entity in China may also make further contribution to the discretionary reserve funds using its after-tax profits in accordance with a resolution of the shareholders meeting. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

As of the date of this Annual Report, PRC subsidiaries have not paid any dividends to the offshore companies.

The PRC government imposes oversight and controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. To the extent the funds or assets in the business is in the PRC or a PRC subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC, due to the oversight and controls imposed by PRC governments which may limit our ability to transfer funds, pay dividends or make distribution to ICZOOM Cayman. Based on the Hong Kong laws and regulations, as at the date of this Annual Report, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. Please see “Item 3. Key Information — Risk Factor — Economic, political and social conditions, as well as changes in any government policies, laws and regulations of countries and jurisdictions where we operate may be quick with little advance notice and could have a material adverse effect on our business and the value of our securities”; “— Using the proceeds of our offerings to make loans or additional capital contributions to our PRC subsidiary is subject to PRC regulations of loans and direct investment by offshore holding companies to PRC entities, which could affect our liquidity and our ability to fund and expand our business”; and “— Regulation of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.”

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from Hjet Shuntong and its subsidiaries and the distribution of such payments to Components Zone HK as dividends from ICZOOM WFOE. Certain payments from our PRC subsidiaries to ICZOOM WFOE are subject to PRC taxes, including business taxes and VAT.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Components Zone HK. As of the date of this Annual Report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Components Zone HK intends to apply for the tax resident certificate when ICZOOM WFOE plans to declare and pay dividends to Components Zone HK. See “Item 3. Key Information — Risk Factors — We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

The diagram below illustrates the intended cash flow under our current corporate structure.

Note:

(1)	Parent companies may transfer fund to their subsidiaries via capital contributions or shareholder loans, subsidiaries may transfer funds to their parent companies via dividends or distributions.
(2)	Under PRC laws, PRC companies may not pay dividends unless it has set aside at least 10% of its accumulative profits after tax each year to fund statutory reserve funds until such reserve funds reach 50% of its registered capital.
(3)	In December 2021, ICZOOM WFOE terminated the contractual arrangements with Pai Ming Shenzhen and the shareholder of Pai Ming Shenzhen. As the VIE was to hold the ICP license in the past, we did not have any cash flow or distribution between the VIE and ICZOOM WFOE.

Financial Information Related to the Historical VIE

The following tables present selected consolidated financial data of ICZOOM Cayman, its subsidiaries, and VIE for the year ended June 30, 2022, and consolidated balance sheet data as of June 30, 2022, which have been derived from our audited consolidated financial statements for those periods. ICZOOM Cayman records its investments in its subsidiaries under the equity method of accounting. Such investments are presented in the selected condensed consolidated balance sheets of ICZOOM Cayman as “Investment in subsidiaries, VIE and VIE’s subsidiaries” and the loss of the subsidiaries is presented as “Loss from investment in subsidiaries, VIE” in the selected consolidated statements of operations and comprehensive loss. On December 10, 2021 (the “VIE termination date”), the Company terminated the agreements under the VIE structure. Therefore, the Company’s consolidated balance sheet information as of June 30, 2022 did not consolidate the balance sheet information of the VIE as of June 30, 2022, but the Company’s consolidated results of operation data and cash flow for the year ended June 30, 2022 consolidated the results of operation data and cash flow of the VIE from July 1, 2021 to the VIE termination date.

Selected Consolidated Balance Sheet Data

	As of June 30, 2023
	ICZOOM (“Parent” or the “Company”)	The Company’s subsidiaries other than VIE	The VIE (Pai Ming Shenzhen)	Eliminations	Consolidated Total
Total current assets	$—	$86,887,613	$—	$—	$86,887,613
Investments in subsidiaries and VIEs	$15,544,196	$—	$—	$(15,544,196)	$—
Total non-current assets	$15,544,196	$1,288,225	$—	$(15,544,196)	$1,288,225
Total assets	$15,544,196	$88,175,838	$—	$(15,544,196)	$88,175,838
Total current liabilities	$—	$72,256,586	$—	$—	$72,256,586
Total non-current liabilities	$—	$375,056	$—	$—	$375,056
Total liabilities	$—	$72,631,642	$—	$—	$72,631,642
Total shareholders’ equity (deficit)	$15,544,196	$15,544,196	$—	$(10,494,915)	$15,544,196
Total liabilities and shareholders’ equity (deficit)	$15,544,196	$88,175,838	$—	$(10,494,915)	$88,175,838

	As of June 30, 2022
	ICZOOM (“Parent” or the “Company”)	The Company’s subsidiaries other than VIE	The VIE (Pai Ming Shenzhen)	Eliminations	Consolidated Total
Total current assets	$—	$88,403,617	$—	$—	$88,403,617
Investments in subsidiaries and VIEs	$10,494,915	$—	$—	$(10,494,915)	$—
Total non-current assets	$10,494,915	$1,229,395	$—	$(10,494,915)	$1,229,395
Total assets	$10,494,915	$89,633,012	$—	$(10,494,915)	$89,633,012
Total current liabilities	$—	$78,657,661	$—	$—	$78,657,661
Total non-current liabilities	$—	$480,436	$—	$—	$480,436
Total liabilities	$—	$79,138,097	$—	$—	$79,138,097
Total shareholders’ equity (deficit)	$10,494,915	$10,494,915	$—	$(10,494,915)	$10,494,915
Total liabilities and shareholders’ equity (deficit)	$10,494,915	$89,633,012	$—	$(10,494,915)	$89,633,012

	For the year ended June 30, 2023
	ICZOOM (“Parent” or the “Company”)	The Company’s subsidiaries other than VIE	The VIE (Pai Ming Shenzhen)	Eliminations	Consolidated Total
Revenue	$—	$214,405,226	$—	$—	$214,405,226
Income from equity method investment	$1,751,170	$—	$—	$(1,751,170)	$—
Cost of revenue	$—	$209,112,615	$—	$—	$209,112,615
Gross profit	$—	$5,292,611	$—	$—	$5,292,611
Total operating expenses	$—	$4,417,579	$—	$—	$4,417,579
Total other income	$—	$1,141,808	$—	$—	$1,141,808)
Net income (loss)	$1,751,170	$1,751,170	$—	$(1,751,170)	$1,751,170
Comprehensive income (loss)	$512,946	$512,946	$—	$(512,946)	$512,946

	For the year ended June 30, 2022
	ICZOOM (“Parent” or the “Company”)	The Company’s subsidiaries other than VIE	The VIE (Pai Ming Shenzhen)	Eliminations	Consolidated Total
Revenue	$—	$290,303,946	$72,425	$—	$290,376,371
Income from equity method investment	$2,569,810	$—	$—	$(2,569,810)	$—
Cost of revenue	$—	$282,560,785	$1,122	$—	$282,561,907
Gross profit	$—	$7,743,161	$71,303	$—	$7,814,464
Total operating expenses	$—	$4,353,193	$90,016	$—	$4,443,209
Total other income	$—	$(214,261)	$92	$—	$(214,169)
Net income (loss)	$2,569,810	$2,588,431	$(18,621)	$(2,569,810)	$2,569,810
Comprehensive income (loss)	$3,387,801	$3,406,422	$(18,621)	$(3,387,801)	$3,387,801

	For the year ended June 30, 2023
	ICZOOM (“Parent” or the “Company”)	The Company’s subsidiaries other than VIE	The VIE (Pai Ming Shenzhen)	Eliminations	Consolidated Total
Net cash used in operating activities	$—	$(3,751,832)	$—	$—	$(3,751,832)
Net cash used in investing activities	$—	$(144,227)	$—	$—	$(144,227)
Net cash provided by financing activities	$—	$8,749,216	$—	$—	$8,749,216)

Selected Consolidated Statement of Cash Flows

	For the year ended June 30, 2022
	ICZOOM (“Parent” or the “Company”)	The Company’s subsidiaries other than VIE	The VIE (Pai Ming Shenzhen)	Eliminations	Consolidated Total
Net cash provided by operating activities	$—	$99,878	$38,672	$—	$138,550
Net cash provided by investing activities	$—	$863,719	$—	$—	$863,719
Net cash used in financing activities	$—	$(3,495,874)	$—	$—	$(3,495,874)

Controlled Company

Our outstanding shares consist of Class A Ordinary Shares and Class B Ordinary Shares, and we are a “controlled company” as defined under the Nasdaq Stock Market Rules because our Chief Executive Officer, Lei Xia and our Chief Operating Officer, Duanrong Liu, collectively beneficially own an aggregate 85.50% voting power of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to 10 votes and is convertible into one Class A Ordinary Share at any time by the holders thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Our directors, executive officers and principal shareholders have substantial control over our company. Our affiliates are able to exercise 85.41% of the total voting power of our issued and outstanding shares.

As long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we are a “controlled company” as defined under NASDAQ Marketplace Rules.

For so as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the NASDAQ listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. See ” Item 3. Key Information — Risk Factor — As a “controlled company” under the rules of the NASDAQ Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”

Compliance with Foreign Investment

All limited liability companies formed and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the Company Law, which was amended and promulgated by the Standing Committee of the National People’s Congress on October 26, 2018 and came into effect on the same day. Foreign invested enterprises must also comply with the Company Law, with exceptions as specified in the relevant foreign investment laws. Under our corporate structure as of the date of this Annual Report, 100% of the equity interests of ICZOOM WFOE are entirely and directly held by our company through Components Zone HK. Therefore, ICZOOM WFOE, the WFOE of Components Zone HK, should be regarded as a foreign-invested enterprise and comply with both the Company Law and other applicable foreign investment laws.

Emerging Growth Company Status

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.00 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

The Initial Public Offering

On March 17, 2023, the Company completed its initial public offering of 1,500,000 Class A Ordinary Shares, $0.16 par value per share (the “IPO”). The Class A Ordinary Shares were sold at an offering price of $4.00 per share, generating gross proceeds of approximately $6 million, and net proceeds of approximately $4.4 million. The registration statement relating to the IPO also covered the underwriters’ Class A Ordinary Shares purchase warrants (the “UW Warrants”) and the Class A Ordinary Shares issuable upon the exercise thereof in the total amount of 103,500Class A Ordinary Shares. The warrants have an exercise price of $5.00 and may be exercised on a cashless basis. The warrants are exercisable commencing six months after the commencement of sales in the IPO, and are exercisable for five years. Our Class A Ordinary Shares began trading on the NASDAQ Capital Market on March 15, 2023 under the ticker symbol “IZM.”

In September 2023, the Company received a notice of exercise from The Benchmark Company LLC to elect to cashless exercise its UW Warrants to purchase 43,784 Class A Ordinary Shares and issued 43,784 Class A Ordinary Shares upon such exercise.

B. Business Overview

Overview

Our Company

We, supported by our e-commerce trading platform, are primarily engaged in sales of electronic component products to customers in the PRC. These products are primarily used by China based SMEs in the consumer electronic industry, IoT, automotive electronics, industry control segment. In addition to the sales of electronic component products, we provide services to customers such as temporary warehousing, logistic and shipping, and customs clearance and charge them additional service commission fees.

We primarily generate revenue from sales of electronic components products to customers. In addition, we generate revenue from service commission fees for services provided to our customers.

Sales of Electronic Components Products

We sell two categories of electronic component products: (i) semiconductor products and (ii) electronic equipment, tools and other products. Our semiconductor products primarily include various integrated circuit, discretes, passive components, optoelectronics, and our equipment, tools and other electronic component products primarily include various electromechanical, MRO, and various design tools. The selling prices for our semiconductor products range from $0.001 per unit to approximately $223,382 per unit, and selling prices for our electronic equipment, tools and other products normally range from $0.007 per unit to $775,605 per unit, depending on different features of SKUs. For the fiscal years ended June 30, 2023 and 2022, the average selling prices of semiconductor products were $0.22 per unit and $0.21 per unit, respectively, and the average selling prices of equipment, tools and others were $0.57 per unit and $0.25 per unit, respectively.

Service Commission Fees

Our service commission fees primarily consist of (1) fees charged to customers for assisting them with customs clearance when electronic component products are purchased from overseas suppliers; and (2) fees charged to customers for providing temporary warehousing for and organizing the product shipping and delivery after customs clearance.

For those add-on services, we typically charge non-refundable commission fees ranging from 0.15% to 1.5% based on the value of products. Such revenue is recognized when our customs clearance, warehousing, logistic and delivery services are performed and the customer receives the products. Revenues are recorded net of sales taxes and value added taxes.

Our Business Model

The following chart summarizes the key participants in our ecosystem and the interactions among them:

Our comprehensive solutions enable us to serve the SMEs as our customers better in the following ways:

●	Break the information barrier by gathering the request from both the customers and suppliers in a trading platform that provides anonymous auction, real-time price match-making, and information of excess inventory and consignment sales;

●	Lower the transaction costs by providing all required assistance in fulfilment at a timely available, transparent and pre-agreed price for customers and suppliers;

●	Increase the market efficiency by providing one-stop order fulfilment services to the customers and suppliers, which are supported by our customized and regularly updated SaaS solutions.

Our vision is to create an open and transparent trading platform for electronic components. We believe such a platform will lead to increasing market efficiency, breaking the information barrier, and remodeling of the trillion-dollar traditional electronic component market. (Source: https://www.icinsights.com/news/bulletins/IC-Insights-Releases-The-New-2021-Edition-Of-The-McClean-Report/) Given that the electronic component industry in China is still under-served, especially for SMEs, we aim to capture additional market share by leveraging our strengths developed during the past eight years and continue to grow our business by implementing a number of strategies as described in “Growth Strategies” below.

We first launched our Platform 1.0 in 2012 in the form of a website, www.iczoom.com, under our “ICZOOM” brand, the domain of which was held by Pai Ming Shenzhen under the contractual arrangements. In 2015, we launched our improved Platform 2.0 and Financial System 2.0 to support the rapid growth of our SME customer base. We launched Financial System 3.0 online in 2016. Since 2017, we upgraded our Platform twice a month. Since the launch of our initial Platform and Financial System in 2012, we have received 62 software copyrights. In December 2021, we terminated the agreements under the contractual arrangements with Pai Ming Shenzhen, and our Hong Kong subsidiary ICZOOM HK now operates our B2B online platform www.iczoomex.com, which has substantially the same features and functions as the platform prior to the termination of the contractual arrangements.

We built a highly expandable and distributed software architecture that can be sustainably improved. We also established an effective user experience design (“UED”) process in our SaaS suite to improve the experience of our customers. After years of development in the Chinese electronic components industry, our Company has collected and sorted out massive data of electronic components which also allows us to collect more accurate and detailed performance information and therefore expose variability and boost performance. We are able to make better management decisions. For example, when managing electronic components, we use BOM intelligent management, which is backed by our electronic components database and allows us to meet production targets on time and within budget.

We won five consecutive Excellent E-Commerce Platform Award issued by AspenCore, the world’s largest media group within the technical electronics sector, and Innovative B2B Companies of China issued by B2B Branch of China Electronic Commerce Association in 2017 and 2018. In 2019, our Company and Mr. Lei Xia, our chairman and CEO, were respectively honored with Excellent E-Commerce Platform Award and Excellent Manager of the Year Award issued by AspenCore. In the same year, our Company and Mr. Lei Xia respectively received the Award of Top 100 B2B Enterprises in China and the Award of Outstanding B2B Entrepreneur in China issued by Third China B2B Summit Organization Committee.

On October 8, 2014, the General Administration of China Customs (“GACC”) formulated interim measures for enterprise credit management (decree No. 225 of GACC, referred to as IMECM), which came into effect on December 1, 2014. In 2018, we were recognized by the Customs Administrator of China as a senior Authorized Economic Operator (“AEO”) and as of October 27, 2023, we are one of the 5,470 AEO certified enterprises in China recognized by customs administrations of China and enjoy the clearance facilitation granted by customs administration and are eligible for preferential treatment and clearance facilitation granted by China customs and its foreign counterparts with mutual recognition (http://credit.customs.gov.cn/ccppwebserver/pages/ccpp/html/directory.html ).

With extensive needs for SME in electronic components exchange market in China, we aim to build a transparent and efficient trading platform in China for SME customers.

In conjunction with the termination of the VIE arrangements in December 2021, we no longer have access to the old platform or website in China, and we now operate a new B2B platform through www.iczoomex.com. The new platform has substantially the same features and functions as the old platform or website, which, among others, enables us to collect, optimize and present product offering information, match orders for customers and fulfil orders through our SaaS suite services.

The new platform, however, does not automatically integrate the information of registered customers from the old platform. The customers are mainly small-medium electronic component buyers in PRC, some of which are repeat customers who constantly place orders on the platform and some are less active who place orders whenever they need to. For those repeat customers, we were able to contact them and worked with them even prior to the termination of the VIE arrangement to register with the new platform and continue working with them to transfer over to the new platform. For other random customers, with the assistance from Pai Ming Shenzhen through a one-year business cooperation agreement entered into on January 18, 2022, we had gradually transferred them over to the new platform. It took us approximately one year to complete the transfer of customers.

Pursuant to the business cooperation agreement, Pai Ming Shenzhen utilized the old platform to provide us with network services, including but not limited to business consultation, website information push, matching services of supply and demand information, online advertising, software customization, data analysis, website operation and other in-depth vertical services through online and offline data push and we agreed to pay Pai Ming Shenzhen for its monthly service with a base monthly fixed fee of RMB100,000 and additional variable service fees based on its performance during the one-year-term of the agreement. After termination of the VIE agreement, Pai Ming Shenzhen was treated as a related party to the Company because the COO’s brother was one of the shareholders of Pai Ming Shenzhen. On April 19, 2022, the COO’s brother transferred all his ownership interest in Pai Ming Shenzhen to an unrelated individual and Pai Ming Shenzhen was no longer treated as a related party to the Company after April 19, 2022. Therefore, the consulting service fees to be paid to Pai Ming Shenzhen during the period from January 18, 2022 to April 19, 2022 were accounted for as related party transactions. When an order was placed on the old platform, the customer would receive an automatically generated message that a representative would contact him, her or it shortly to confirm and fulfil the order. Pai Ming Shenzhen sent information of orders to us on a daily basis so that we could contact customers directly to guide them to register with the new platform to place orders so that the orders could be matched and fulfilled through the new platform. For any new customer that had not previously registered with the old platform but sourced by Pai Ming Shenzhen and had placed orders with us through the new platform, we agreed to pay Pai Ming Shenzhen a variable service fee. During the one-year term of the business cooperation agreement, 73 new customers sourced by Pai Ming Shenzhen placed orders on our new platform, and we have paid Pai Ming Shenzhen approximately RMB 73,000 (approximately $0.01 million) of additional variable service fees for such new customers. This business cooperation agreement expired after the one-year term, and we did not renew or enter into a new business cooperation agreement with Pai Ming Shenzhen.

For the fiscal years ended June 30, 2023 and 2022, we made purchases from a total of 836 and 1,012 suppliers, respectively. As the date hereof, we have uploaded information of all products we purchased not only from those suppliers but from any new suppliers in 2022 on the new platform.

For the fiscal years ended June 30, 2023 and 2022, we generated revenue from a total of 813 and 1,051 customers, respectively.

Recent Developments

Initial Public Offering

On March 17, 2023, we completed a firm-commitment initial public offering of 1,500,000 Class A Ordinary Shares at a public offering price of $4.00 per Class A Ordinary Share. We received aggregate gross proceeds of $6 million from the initial public offering, before deducting underwriting discounts and other related expenses.

In September 2023, the Company received a notice of exercise from The Benchmark Company LLC to elect to cashless exercise its UW Warrants to purchase 43,784 Class A Ordinary Shares and issued 43,784 Class A Ordinary Shares upon such exercise.

Market Opportunities and Competition

The market size of electronic components is vast in China. According to the 2021 report released by China Federation of Electronics and Information Industry, the market size of electronic information industry was approximately RMB 23.6 trillion (or approximately $3.4 trillion) at the growth rate of 16.6% per annum in 2021 in China.

Pursuant to the statistics released by WSTS, even though the global economy was impacted by the COVID-19, the semiconductor products industry still continued to grow, the global market size of which reached $556 billion at the growth rate of 26.2% in 2021, whereas China was the biggest market for semiconductor products. CCID Consulting’s statistics indicated that the market size of integrated circuit in China was approximately RMB2.0 trillion (or approximately $285.4 billion) in 2021. (https://www.sensorexpert.com.cn/article/107298.html)

According to the 2021-2023 Development Action Plan of Basic Electronic Components Industry published by Ministry of Industry and Information Technology of PRC, it is expected that the total sale of the electronic components could reach approximately RMB 2.1 trillion (or $321.9 billion) in 2023 to meet the increasing market demands in China. (http://www.xinhuanet.com/english/2021-01/29/c_139707600.htm)

Pursuant to the monthly statistics released by GACC, the transaction volume of electronic components imported to China grew to more than $621 billion in 2021, and the figure reached to more than $695 billion in 2022.

Electronic products typically have a short product life cycle of 18 – 24 months. The electronic industry is always faced with a risk of chip shortages and excess inventory. The current electronic business model is a closed market system dominated by vendors, distributors, and traders with no open market infrastructure. Customers often do not know where to buy the latest scarce electronic parts and the suppliers often do not know where to sell the electronic parts in stock. This not only leads to complex trading processes but also high transaction cost and a low transaction efficiency caused by information barrier. Despite the size of the market, a significant portion of the business value in the global electronic industry is still handled by distributors and traders, who make high profits from the price differences caused by information asymmetry.

We aim to address the problems and difficulties that SMEs are facing through our e-commerce platform:

●	Information asymmetry and delay between the customers and suppliers;

●	Over-reliance on upstream suppliers which leaves few control and bargain power to the customers, especially to customers with special demand and small purchase amount; and

●	High distribution costs which makes it hard for SMEs to generate economic benefit.

The information of the electronic components is publicly available on our platform, each of which is referred to by the unique part number and brand. With short product cycles and ineffective exchange methods, industry players are always fighting an endless war between shortage of products in need and excessive inventory in hand as it becomes obsolescent. A real-time price and information-matching platform would resolve the conflict between supply and demand. Therefore, we believe that e-commerce is a perfect solution to meet the procurement and fulfilment needs of SMEs.

In addition, through our integrated solution suite, we eliminate the need for unnecessary and redundant intermediaries between customers and suppliers, and establish a highly efficient network for electronics industry participants. We also address the information asymmetry issues that exist within the industry through our anonymous open bidding and order matching system. Our business model not only improves the efficiency in conducting electronic component transactions, but also optimizes the traditional electronics value chain by providing necessary information and a variety of available sources of products in a real time manner, and cutting out unnecessary intermediaries. This in turn reforms the way that the industry participants conduct and operate their businesses.

Competition

We believe that we are an advanced e-commerce platform that provides anonymous product offering, real-time price information, proprietary information service, and SaaS solutions for SMEs in electronic component industry in China. We may, however, face competition from traditional distributors and traders of the electronic components as well as competition from existing competitors and new market entrants in the electronic component exchange market, including the following, each in its respective aspect:

●	Electronic components suppliers mainly serving the SEMs, including authorized suppliers, category suppliers, and proprietary platforms. Examples of our competitors include Avnet, Inc., a Nasdaq listed company and a global supplier of electronic components covering 18 cities in China; Mouser Electronics, a worldwide leading authorized supplier of semiconductors and electronic components for over 800 industry leading manufacturers with 27 locations located strategically around the globe and its main branch located in Hong Kong, China; and Cogobuy Group PLC, a renowned e-commerce company dedicated to serving the electronics manufacturing industry in China.

●	B2B e-commerce platforms providing one-stop procurement of electronic components for SMEs. Examples of our competitors include ICKey (Shanghai) Internet Technology Co., Ltd., a company that adopts a “vertical” electric exchange platform that corporates with upstream supplier to efficiently obtain market demands and provides the downstream enterprise customers with product procurement services, technical support, financial services, and industry information; Liexin.com, a B2B trading platform for electronic components that relies on big data analysis and professional trading team services to quickly match product information and efficiently complete one-stop trading and supply chain services; and Yikuyi.com, a B2B electronic trading platform to provide standardized distribution and transparent, efficient, and convenient trading services and eventually help a large number SMEs to achieve one-stop supply chain solution.

●	SaaS providers offering digital solutions to enterprise procurement management. Examples of our competitors in this segment include Sunyur, a Chinese company that provides digital procurement solutions for large and medium-sized enterprises to help each customer build their own Internet procurement platforms through SaaS solutions and proprietary deployment to improve their transaction efficiency and reduce costs; fxiaoke.com, a Chinese company that provides enterprises with a mobilized life-cycle management system, which consists of sales management, marketing management, and service management; and Salesforce, a NYSE-listed company that provides customer relationship management solutions and gives all corporate departments — including marketing, sales, commerce, and service — a single, shared view of the customer.

Our Strengths

We believe that the following are our key competitive strengths contributable to our growth and, on a combined basis, differentiating us from our competitors:

●	first move advantage of building an e-commerce platform that could bring a new trading method on product information and purchase demand, low transaction cost, and transaction efficiency, to the electronic component distribution industry.

We are the pioneer building an open market in the electronic component sale and supply industry. The current electronic component supply chain model was established more than 70 years ago before the popularity of e-commerce and it is a relatively closed market system where vendors, distributors, and traders are relying on the interpersonal relationships and business relations with certain entry barriers. In 2012, we started to build an e-commerce platform as the first open market in the electronic component distribution industry that focuses on real-time pricing, anonymous trading, and SaaS solutions. We monitor the orders placed on our platform and the market activities, and obtain electronic components from suppliers based on the volume of the orders which enable us to sell electronic components to our customers either on favorable terms, or based on availability of inventory, or with assistance in order fulfilment. Our customers can benefit from the transparent product information and purchase demand, low transactions costs, and transaction efficiency on our platform. After eight-year dedication to our e-commerce platform, we have seen the increase in the registered users of our platform and hold a solid position in this market. In addition, we have been updating our SaaS system on a weekly basis to facilitate our services and assure the customers’ use experience. We believe that our e-commerce business model and strong market position will further strengthen our ability to attract more customers in the electronics industry.

●	Tailor-made e-commerce solutions that cater to the specific needs of our customers

We have invested in a proprietary software development team since inception and have built strong in-house software development capability. As of the date of this Annual Report, we have 62 software copyrights registered. We develop a specific e-commerce platform that caters to the procurement and logistic needs of SME purchasers of electronic components. With our e-commerce solution, SME electronic industry participants are able to gain access to advanced business management systems and experience significant improvements in their operational efficiency. In addition, we analyze transaction data collected by our system and provide specific product information to provide services meeting each SME customer’s needs.

●	Unique infrastructure for efficient customer management and service post-order until delivery

Most electronic components are imported to mainland China currently. As overseas storage facilities are limited in the electronic market, we introduced Hong Kong storage into the logistic circle to facilitate the transactions in a more tax-efficient way. When there is a purchase order generated by a customer, our platform matches such order and places an order on our behalf with the overseas suppliers and place such orders in our Hong Kong storage before moving them through customs to Mainland China. By doing so, we can avoid risk of unnecessary tax obligation in case our customers want to change their orders from different oversea suppliers and our suppliers can trade excessive inventory tax free directly overseas by placing their product in our storage as a transfer station. As one of the advanced AEO certified enterprises in China, our company also enjoys the clearance facilitation granted by China customs administration and is eligible for the preferential treatment which shorten the time of product delivery. All orders can be tracked in a real-time manner by both the customers and suppliers, which improves the operating efficiency.

●	Exclusive availability of the anonymous product offering on our platform

Our platform is the only one that uses an anonymous trading system of electronic components trading in China, with early stage product searching, price seeking and logistics arrangement. Such platform allows customers and suppliers to participate and create an ecosystem that further connects vast electronic components. As a one-stop integrated platform that provides superior transaction experience to customers and suppliers, our platform also provides comprehensive solutions to meet the specific needs of customers. With the increase in the number of our customers, we believe that we are well-positioned to monetize such service to their full potential.

●	Visionary founders, experienced management team and strong corporate culture

Our management team has a strong track record of accomplishment in the fields of B2B industry, and electronic components e-commerce. Their collective experience spans key areas of expertise required of a fully integrated company delivering advanced services to electronic component transactions supported by online platforms, SaaS, and fulfilment services. Led by our co-founders, Mr. Lei Xia and Ms. Duanrong Liu, our company has an innovative business model and captured a strong market position in our industry. Our co-founders are supported by a team of 9 management team members with an average of more than 16 years of relevant industry experience in electronics, e-commerce, logistics and big data analytics. Moreover, our strong corporate culture has been instrumental to our success. We help attract, retain, and motivate talents so as to overcome the challenges in the future. Our goal is to foster the development of an ecosystem serving China’s electronics industry. We intend to pursue the following growth strategies to achieve our goal:

Growth Strategies

Since our inception, we have been focused in building an e-commerce platform with the features of low transaction cost and transparent pricing to meet the needs of SMEs in the electronic component market. In order to stay competitive, we will:

●	continue to invest in our information engine to support our business.

The information engine is the core that drives our technology services and our solutions. To further grow and scale our information engine, we will continue to accumulate useful industry data related to electronic components, supplies, purchases and users from our online platform. We continuously strive to enhance our data storage and integration capacity, boost our data processing efficiency, and optimize our data analytics algorithms. We continue to develop and incorporate additional functionality into our platform as well as develop new services associated with our knowledge engine, through which suppliers and customers may gain useful insights into the electronic component market, leading them to initiate transactions on our platform.

●	strengthen our technology capabilities and enrich our SaaS suite.

Our company plans to continue optimizing our comprehensive solutions including anonymous auction, real-time price information SaaS and order fulfilment platform to attract more customers and increase retention rate by offering a more superior transaction experience. As compared to the transaction experience in more general platform, our platform is more specialized and focuses on electronic components transactions supported with the SaaS services timely developed and optimized on the base of customer feedback.

We plan to strengthen and optimize our order matching systems so that we can drive more transactions onto our e-commerce platform, thus generating continuous pricing on a real-time basis. We will also continue to develop and integrate additional functions into our solution set to adapt to rapidly increasing market demand and, as a result, attract new customers and increase market share in the electronics procurement market.

●	further develop and expand our solutions on our e-commerce platform.

We hope to provide superior transaction experience for all participants in our ecosystem. We aim to strengthen our cooperation with large distributors by offering more streamlined integration services, which will attract and motivate more small-to-medium sized companies and larger distributors to utilize our service offerings. In addition, we plan to generate incremental revenues by providing more flexible order execution services. We will continue to grow our storage and customs clearing services which are supported by our order matching systems, especially in regions with high demand, to expand and build our customer network. We believe that with lower financing costs, more and more customers and suppliers will be willing to use our financial services. Utilizing our advanced big data analysis and risk management systems, we plan to start offering customized financing products and credit solutions to accommodate evolving customer demands.

●	expand our marketing and sales by enhancing cooperation with suppliers and our services

We aim to strengthen our cooperation with large suppliers by offering more streamlined integration services, which will attract and motivate more SMEs and larger suppliers to utilize our service offerings. In addition, we plan to generate incremental revenues by providing more flexible order execution services. We will continue to grow our storage and customs clearing services which are supported by our order matching systems, especially in regions with high demand, to expand and build our customer network.

Corporate Information

Our principal executive office is located at Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen, Guangdong, China, 518000. Our telephone number is +86 755 86036281. Our website is as follows www.iczoomex.com.

Our Business Model

In the traditional electronic industry, SMEs have no direct channels to the upstream component vendors, instead, they usually make their purchases through multiple third-party distributors and independent traders. SMEs sell their product to original electronic manufactures (“OEM”), original design manufactures (“ODM”), design house, directly or through the third-party distributors. As a result, the traditional supply chain faces the issues, including but not limited to, high procurement cost, information asymmetry, limited available product selections, high transaction cost, and low transaction efficiency.

(Figure 1: Traditional Supply Chain)

Given that SMEs are the main customer base for us, we provide an innovative business model that features reliable sources, real-time pricing, on-time delivery to smooth the electronic component transactions for our SME customers. We connect customers and suppliers from all over the world. Backed by our proprietary match-making algorithm, we are able to gather the participants such as vendors, distributors, agents, and traders for their desired transactions on the platform. A customer can complete its purchase with us by choosing an offer of product and placing an order on the base of the real-time pricing disclosed on our platform. Once the purchase is completed, we, supported by our platform, will simultaneously notify the supplier matching the criteria of the corresponding product and the required delivery date and generate sale contract with the supplier. Our platform will deliver such product to the customer upon receipt.

(Figure 2 ICZOOM Business Flow Chart)

We aim to disrupt the traditional component distribution value chain by reducing product information asymmetry in distribution channels.

In the legacy component distribution ecosystem, the procurement needs of SMEs have been underserved. SMEs have been relying on limited distributors and independent traders and suffering on high inventory costs.

By utilizing the latest technologies in big data and mobile computing, we are able to streamline and optimize the supply-side product offering information from our e-commerce platform; meanwhile, our SME customers are able to access a broad set of product offering information. SME customers can conveniently perform all their inventory purchases from our platform and manage their purchase and order fulfilment from our value-added SaaS and logistics services.

The suppliers will register on our platform to list their offering information, including the part brand, available volume, and a price range. Once a customer places an order through our platform with reference to a specific part number, brand, and price, our system automatically match the order with a supplier that satisfies the product requirement of pricing, delivery, product quantity, and supply cycle, usually the original source of the product offering information.

Key Facts of Our Business

(Figure 3: ICZOOM Business Model)

1. Anonymous Product Offering

E-commerce platforms such as Shenzhen Huaqiang Electronic Website Group Co., Ltd, usually charge their registered users an “annual service fee” and publish the contact information together with the product information provided by their paid members, such as product description part number, and delivery time, on their platforms. This type of e-commerce platforms usually directly posts the information provided by suppliers, without further verifications, thus, there is no guarantee of the accuracy and authenticity of the information provided by suppliers to attract undue attention and promote the sales.

By adopting the anonymous auction methodology used in the stock exchanges and commodity exchanges around the world, we take the responsibilities and risks to verify the suppliers and their products and post offering information without suppliers’ identity or contact information. This, on one hand, prevents suppliers from utilizing our platform to be contacted by customers offline to provide fake, fabricated and unfair Information; and on the other hand, allows customers to focus more on essential information such as price, volume, and the delivery of components because we have found that linking the suppliers to a given components results in customers missing out on opportunities for savings by prioritizing supplier over available inventory and other essential factors.

2. Real-Time Transaction Information

Through anonymous auction, our platform captures changes of product offering prices and updates them in a timely manner. We currently provide our price matching service via our online exchange platform, which connects SMEs with the upstream suppliers and distributors:

●	SMEs Customer Community: In the highly fragmented electronics manufacturing supply chain in China, SME electronics manufacturers often lack sufficient scale to secure timely access to authentic electronic components from brand-name suppliers, bargaining power to negotiate competitive purchase terms and efficiently manage the procurement process. Our e-commerce platform provides an efficient channel for SME electronics manufacturers to access reliable and high-quality branded products. Our economies of scale of the exchange platform attract suppliers to offer SMEs more competitive prices and terms. Our sales and marketing team also conduct onsite promotion to increase our platform customers, with 27 team members as of the date of this Annual Report continuously visiting SMEs to collect their demand and feedback on the trading of electronic components. We also update them with information of new products and technologies we received from the suppliers.

●	SMEs Supplier Community: In addition to helping SMEs purchase large volumes of products, we also provide additional benefits to suppliers through our integrated online platform. We promote their new products and new technologies through notifications on our online platform as well as our onsite promotion. With timely reaction of our customers’ demands and buying habits, our promotion efforts are more effective and able to reach more potential customers at a minimum cost. Our fulfilment solution also supplements their after-sale services and reduce the after-sale costs. Furthermore, our marketplace platform allows SME suppliers to take advantage of our technology infrastructure and access our well-established customer community.

The platform also publishes the most recent transaction details on, including but not limited to component part numbers and product trading volume. The transaction information is published on our platform as references for future trades on our platform. We have also developed a comprehensive collection of component specifications, design and application information from suppliers. This catalog enables customers to screen, compare and cross-reference components efficiently.

Since our inception in 2012, our platform has accumulated more than 25 million SKUs in multiple electronic industry subdivisions. Because of the information and data we provide, we have a substantial amount of visitors to our platform to review and collect product information and there are more than 25,000 SMEs registered as users on our platform so that they can post enquiries and/or offering information of their products, some of which become our customers and some become our suppliers. For year ended June 30, 2023, we generated our revenue from a total of 813 customers and purchased products from 836 suppliers.

3. SaaS Solutions

We optimize the management efficiency through our free SaaS solutions. Restricted by their business size, SMEs usually do not have the funds to purchase a reliable integrated management system tailored for electronic components industry. Therefore, they are unable to access to the timely information of electronic market. When SME customers place an order to purchase the electronic components, the information they obtain via emails and phone calls does not reflect the real-time status of the market. They are unable to track the order status either. To our knowledge, most of the SME suppliers use Excel to manually manage their internal inventory, inquiry and quotes. Given that Excel is unable to achieve automatic synchronization of inventory information, order status, and operational data, it makes it harder to keep themselves updated on an order-by-order basis. To ease the pain of SMEs and bring them more control in the trading process, we self-develop the SaaS solutions as customized software services and cloud services to support SMEs at different stages of transactions free of charge.

We provide the SaaS suite services for customers on our e-commerce platform. Customers can enjoy the software services provided by the platform free of charge. Our SaaS suite uses an enterprise-level multi-account architecture and organized grading management control to support the unlimited self-extension of our customers. As long as our customers have access to the internet connection, they will be able to enjoy the variety of application services available in our platform via computers or mobile devices anytime anywhere. Those services include Customer Relationship Management or CRM, Supplier Relationship Management or SRM, HR management, order management, warehouse management, BOM management, logistics management, import and export management, operation management, financial management, visual management, and report analysis. Based on the need of data analysis defined by the customers, our platform can further provide the customized information that meets their requirements and improve their internal management efficiency and decision-making. We also provide modularized SaaS services, such as SaaS subscription model to meet the personalized needs of customers.

With our SaaS suite, our customers can save manpower, accumulate operation statistics, and improve the production management via informationization. Our SaaS solutions allow our customers to significantly improve their operational efficiency by automatically synchronizing inventories, purchasing orders, pricing and other electronics related information directly. Our customers can manage projects with full scale control, make stock purchase plan with full transparency, check order status at any time, finish custom clearance online, get delivery as well as insurance coverage, build customer relationship and control account record.

(Figure 4: SaaS System)

Our SaaS solution is embedded in our e-commerce platform and accessible to all our customers without additional charge, and we generate income primarily by facilitating B2B orders. With the efficient software delivery, data could be accessed from any device (computer, phone or tablet PC) with an Internet connection and web browser or through our mobile application.

How Does Our Platform Work?

Industry Information Search and Product Selection

Any customer can browse our platform through our website, www.iczoomex.com. Customers can browse and download useful product information free of charge from our platform. We designed our website to meet the needs of our customers in a personalized and easy-to-use manner. We currently organize our information by product categories, manufacturers, product library, and industry news. As customers scroll down, information of Selling Purchasing, Exchange Rates, Latest Products, and Popular Scheme appear.

(Figure 5: Homepage of ICZOOM Website)

Customers can also explore various products by their features and functions if they click “Product Categories” at the left side of the interface. They will immediately see our featured banners that display different types of electronic components with a “Quick Purchase” filter listed on the right side of the webpage, through which customers can select functions on the base of their requirements of the research and development project. The features of the products are included as a part of the filter which allow our customers to locate the desired products in an easier and more efficient way.

Online Order

Users that want to place an order need to register as a member of our platform. A customer wants to purchase a specific electronic component can enter the required material part number in the search bar on the homepage to locate such product. After clicking the search button, the customer can pick an offer from all the available offers and add it to the cart, and then place an order.

(Figure 6: List of Available Offer)

The customer can also place an order by publishing purchase information in the forms of normal inquiry, emergency inquiry, and inviting bid under the “Inquiry” menu. As compared to searching by product number, the required purchase information of an inquiry includes not only the product number, but also the brand, specific inquiry date, customized number, and delivery information, which improves the efficiency of product search and transaction experience.

When the customer releases the purchase demand, the platform will automatically match the corresponding supply information to this demand. The customer can click on the supply information which meets its requirements of pricing, delivery, product quantity, and supply cycle and add it to the cart for check-out. The customer can go to the check-out page to proceed the purchase and will be required to fill in customer’s account information for real-tracking services. Once the customer confirms the order information and provides the required information, it can place the order. The order information will be sent to our customer service team, and, upon the confirmation of the order fulfilment ability by our customer service team, a payment request will be sent out to the customer to complete the purchase.

Online Tracking

After placing an order, our platform can help our customers achieve an efficient management of information flow, product flow, and cash flow. Customers can check the order processing status of their orders on our system platform with the order number and check the status of their order. We support various methods of online payment, including credit card payment, Alipay, online banking payment, and other convenient payment methods.

Vendor Sample Management:

With many years of experience in the electronic component industry and our deep understanding of the industry demand, we develop a Vendor Sample Management model to track suppliers’ design, which allows them to publish the information of new products and sample on our platform. Our suppliers can apply for sample testing by submitting their project information through our platform in order to get real-time sample application information and support in time. This type of information transmission can prevent the distortion of information based on the traditional agent offline write report application sample model. In addition, our platform will analyze the project information submitted by the suppliers to speculate on the trends of project development and help them plan the roadmap of next-generation products.

Our Customers

Our customers are mainly small-medium electronic component buyers in Hong Kong and PRC. As the electronics industry is subject to short product life cycles, fast changing product trends and constantly evolving technologies, our customers typically make frequent purchases and expect timely delivery. Accordingly, our platform, with a relatively short inventory turnover period 1.05 days and 1.83 days as of June 30, 2023 and 2022, respectively, can satisfy our customers’ purchase and delivery requirements. Further, our platform provides wide sources of electronic component with real-price match system and one-stop order fulfilment to convert most of our customers into repetitive customers.

The information, such as general inquiry of product, procurement and bidding, is open to the public. In order to use our online platform to place an order, access the general inquiry, procurement and bidding, we require the customers to register with us by pre-screening their information. Most of the services we provide related to the order placed are limited to registered users of the platform. The information submitted will be reviewed. Furthermore, we track the status of every order and value the feedback provided by the customers and suppliers after such order is completed. We believe that this will stimulate more high-quality transactions.

We generated revenue from a total of 813 and 1,051 customers for the years ended June 30, 2023 and 2022, respectively. For the fiscal years ended June 30, 2023 and 2022, our repeat customers were 549 and 610, respectively.

Our Suppliers

Our suppliers are mainly authorized distributors from overseas and certain manufactures in China. They have provided accumulated offering information of more than 25 million SKUs from approximately 1,662 brands worldwide on our platform as of the date of this Annual Report. We sold about 22,958 SKUs and 26,236 SKUs in aggregate in the fiscal year ended June 30, 2023 and 2022, respectively. As of the date of this Annual Report, we have uploaded offering information of all products we purchased not only from those suppliers but from any new suppliers in 2022 on the new platform.

For the fiscal year ended June 30, 2023, we made purchases from a total of 836 suppliers approximately 89.7% of which were from Hong Kong, Taiwan and overseas and 10.3% of which were from the PRC. For the fiscal year ended June 30, 2022, we made purchases from a total of 1,012 suppliers approximately 89.5% of which were from Hong Kong, Taiwan and overseas and 10.5% of which were from the PRC.

For the years ended June 30, 2023 and 2022, no single supplier accounted for more than 10% of the Company’s total purchases.

As of the date of this Annual Report, we have uploaded offering information of all products we purchased not only from those suppliers but from any new suppliers in 2022 on the new platform.

Source and Cost of Revenues, Gross Profit, Operating Expenses, and Net Income

Our revenues are primarily derived from sales of electronic component products and service commission fees.

Our electronic component products sold to customers fall into two categories: (i) semiconductor products, and (2) electronic equipment, tools and other products. Within this business segment, for the fiscal years ended June 30, 2023 and 2022, approximately 89.7% and 89.7% of net sales consist of semiconductor products; approximately 10.3% and 9.0% consist of equipment, tools and other products, respectively.

The Company’s service commission fees primarily consist of (1) fees charged to customers for assisting them for customs clearance when they directly purchase electronic component products from overseas suppliers; (2) fees charged to customers for providing temporary warehousing and organizing the product shipping and delivery to customer designated destinations after customs clearance. The Company earns a commission fee ranging from 0.1% to 1.5% based on the value of the merchandise that customers purchase from suppliers and such commission fee is not refundable.

For the fiscal years ended June 30, 2023 and 2022, approximately 98.5% and 98.7% respectively, of our sales were from the sales electronic components to customers, and approximately 1.5% and 1.3% respectively, of our sales were from the service commission fees.

Our cost of revenues primarily consists of third-party products purchase price, tariffs associated with import products from overseas suppliers, inbound freight costs, warehousing and overhead costs and business taxes. Cost of revenue generally changes as affected by factors including the availability of the third-party products in the market, the purchase price of third-party products, sales volume and product mix changes.

Our gross profit decreased by $2,521,853 or 32.3%, from $7,814,464 in fiscal year 2022 to $5,292,611 in fiscal year 2023. Our gross profit was affected by changes in selling price and third-party product purchase costs, changes in sales volume and the sales of different product mix during each reporting period.

We have other additional operating expenses consisting of selling expenses and general and administrative expenses.

We reported a net income of $1,751,170 for the fiscal year ended June 30, 2023, representing a $818,640 decrease from the net income of $2,569,810 for the fiscal year ended June 30, 2022.

For the fiscal years ended June 30, 2023 and 2022, our revenues were $ 214,405,226 and $290,376,371, respectively, and our gross profit were $5,292,611 and $7,814,464, respectively.

Research and Development

We maintain an internal dedicated engineering and technology team, who are responsible for (1) software research and development; (2) operational support; and (3) data management and analysis of the e-commerce platform and order fulfilment platform. As of the date of this Annual Report, our team consists of 13 full-time R&D personnel, which accounts for 12% of the Company’s employees.

The majority of our R&D team is based in our Shenzhen office and to a lesser degree in our branch offices. Our team is further apportioned into smaller agile development groups to foster continuous innovation and rapid delivery, which includes software research and development team, operational support team, data management and analysis team, and customer experience and new product design team.

Intellectual Property Rights

The PRC has domestic laws for the protection of rights in copyrights, trademarks and trade secrets. The PRC is also a signatory to all of the world’s major intellectual property conventions, including:

●	Convention establishing the World Intellectual Property Organization (June 3, 1980);

●	Paris Convention for the Protection of Industrial Property (March 19, 1985);

●	Patent Cooperation Treaty (January 1, 1994); and

●	Agreement on Trade-Related Aspects of Intellectual Property Rights (November 11, 2001).

The PRC Trademark Law, adopted in 1982 and revised in 2013 and 2019, with its implementation rules adopted in 2014, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce of the PRC, handles trademark registrations and grants trademark registrations for a term of ten years.

Our intellectual property rights are important to our business. We rely on a combination of trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We also rely on and protect unpatented proprietary expertise, recipes and formulations, continuing innovation and other trade secrets to develop and maintain our competitive position. We enter into confidentiality agreements with most of our employees and consultants, and control access to and distribution of our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. As the Statutory laws and regulations are sometimes subject to judicial interpretation and enforcement and may not be applied consistently, we may fail to maintain and enforce intellectual property rights in China in some circumstances. We require our employees to enter into non-disclosure agreements to limit access to and distribution of our proprietary and confidential information. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf must be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business must be kept confidential by such third parties. In the event of trademark infringement, the State Administration for Industry and Commerce has the authority to fine the infringer and to confiscate or destroy the infringing products.

Our primary trademark portfolio consists of 20 registered trademarks and 1 intellectual property management system certification. Our trademarks are valuable assets that reinforce the brand and our consumers’ favorable perception of our products. We currently own 62 registered software copyrights. Our software supports the operation of e-commerce platforms. In addition to trademark and software protection, we own 16 domain names, including iczoomex.com.

The following is a list of our registered trademarks important to our business:

No.	Owner	Trademark	Registration Number	Status	Class	Expiration Date	Country of Registration
1	Shenzhen Hjet Supply Chain Co., Ltd.		25000733	Registered	Class 35: Advertising; Advertising agency Advertising space rental; Online advertising on the computer network; Advertisement layout design; Business management assistance; Business inquiry; Business information agency; Business management and organization consulting; Business management consulting	2028.06.27	China

2	Shenzhen Hjet Supply Chain Co., Ltd.		24994721	Registered	Class 42: Technical research; Research or develop new products for others; Computer programming; Computer software design; Computer hardware design and development consulting; Computer software rental; Computer software maintenance; Computer system analysis; Computer software installation; Computer software consulting	2028.06.27	China

3	Shenzhen Hjet Supply Chain Co., Ltd.		24990338	Registered	Class 38: Information transmission; Computer terminal communication; Computer-aided information and image transmission; Information transmission equipment rental; Provide telecommunications link services to connect with the global computer network; Telecommunications routing and junction services; Provide access service for global computer network users; Provide database access service; Digital file transfer; Teleconference call service	2028.06.27	China

No.	Owner	Trademark	Registration Number	Status	Class	Expiration Date	Country of Registration
4	Shenzhen Hjet Supply Chain Co., Ltd.		17545638	Registered	Class 35: Advertising; Advertising agency Advertising space rental; Online advertising on the computer network; Advertisement layout design; Business management assistance; Business inquiry; Business information agency; Business management and organization consulting; Business management consulting.	2026.09.20	China

5	Shenzhen Hjet Supply Chain Co., Ltd.	17545338	Registered	Class 38: Information transmission; Computer terminal communication; Computer-aided information and image transmission; Information transmission equipment rental; Provide telecommunications link services to connect with the global computer network; Telecommunications routing and junction services; Provide access service for global computer network users; Provide database access service; Digital file transfer; Teleconference call service.	2026.09.20	China

6	Shenzhen Hjet Supply Chain Co., Ltd.	17545335	Registered	Class 35: Advertising; Advertising agency Advertising space rental; Online advertising on the computer network; Advertisement layout design; Business management assistance; Business inquiry; Business information agency; Business management and organization consulting; Business management consulting.	2026.09.20	China

No.	Owner	Trademark	Registration Number	Status	Class	Expiration Date	Country of Registration
7	Shenzhen Iczoom Electronics Co., Ltd.		4020191540 8U	Registered	Class 35: Advertising; Advertising agency Advertising space rental; Online advertising on the computer network; Advertisement layout design; Business management assistance; Business inquiry; Business information agency; Business management and organization consulting; Business management consulting.	2029.07.15	Singapore

8	Shenzhen Iczoom E1ectlonics Co., Ltd.		6,081,788	Registered	Class 35*	2030.06.16	U.S.A.

*	Class 35: Advertisement for others on the Internet; Advertising agencies, namely, promoting the goods and services of others; Advertising and commercial information services, via the internet; Advertising and directory services, namely, promoting the services of others by providing a web page featuring links to the websites of others; Advertising, including promotion relating to the sale of articles and services for third parties by the transmission of advertising material and the dissemination of advertising messages on computer networks; Advisory services for preparing and carrying out commercial transactions; Assistance, advisory services and consultancy with regard to business planning, business analysis, business management, and business organization; Auction management services provided to others over an on-line web site accessed through a global computer network; Business administration services for processing sales made on the Internet; Business advisory services, namely, search for and selection of the best potential suppliers for others; Business monitoring and consulting services, namely, tracking web sites and applications of others to provide strategy, insight, marketing, sales, operation, product design, particularly specializing in the use of analytic and statistic models for the understanding and predicting of consumers, businesses, and market trends and actions; Commercial feasibility studies; Compilation and systemization of information into computer databases; Compilation of advertisements for use as web pages on the Internet; Compiling financial, securities, stock exchange, trade and quote index value and other financial market information for business purposes: Computerized database management: Consumer loyalty services for commercial, promotional, and/or advertising purposes, namely, administration of frequent flyer program that allows members to redeem miles for points or awards offered by other loyalty programs; Dissemination of advertising for others via the Internet; Goods import-export agencies; Goods or services price quotations; Import export agency services; Information, advisory and consultancy services relating to business and management or business administration, including such services provided on line or via the internet; Promoting the goods and services of others by means of operating an online shopping mall with links to the retail web sites of others; Promoting the goods and services of others by providing a community driven web site featuring user submitted content in the nature of coupons, rebates, price-comparison information, product reviews, links to the retail web sites of others, and discount information; Promoting the goods and services of others by providing a website featuring coupons, rebates, price-comparison information, product reviews, links to the retail websites of others, and discount information; Providing information about commercial business and commercial information via the global computer network; Providing a searchable online advertising website and guide featuring the goods and services of other vendors via the Internet; Providing a secured access database via the Internet through which documents and images can be viewed, copied, and printed for purposes of conducting corporate transactions; Providing an on-line commercial information directory on the internet; Provision of an online marketplace for customers and suppliers of goods and services.

The following is a list of our approved copyrights materially essential to our business:

No.	Registration Number	Software Name and Version Number	Copyright Owner	Country of Registration	Publication Date	Registration Date
1	2018SR681155	ICZOOM Library Intelligent Management System V1.0	Shenzhen Iczoom Electronics Co. Ltd.	China	2017.11.28	2018.08.24

2	2018SR681983	ICZOOM Online Payment Intelligent Management System V1.0	Shenzhen Iczoom Electronics Co. Ltd.	China	2018.03.28	2018.08.24

3	2018SR682849	ICZOOM BOM Intelligent Procurement Management System V1.0	Shenzhen Iczoom Electronics Co. Ltd.	China	2018.03.28	2018.08.27

4	2019SR0523014	ICZOOM Marketing Analysis Management System V1.0	Shenzhen Iczoom Electronics Co. Ltd.	China	2019.03.19	2019.05.27

5	2019SR0531453	ICZOOM Buying Algorithm System V1.0	Shenzhen Iczoom Electronics Co. Ltd.	China	2019.02.06	2019.05.28

6	2016SR307732	Iczoom Internet Trading Platform V1.0	Shenzhen Hjet Supply Chain Co. Ltd.	China	2016.08.17	2016.10.26

7	2016SR330769	Data Communication Acquisition And Distribution Management System V1.0	Shenzhen Hjet Supply Chain Co. Ltd.	China	2016.09.01	2016.11.15

8	2021SR0201234	Credit Management System V1.0	Shenzhen Iczoom Electronics Co. Ltd.	China	2020.09.01	2021.02.04

9	2021SR0201245	Vendor Solution Intelligent Management System V1.0	Shenzhen Iczoom Electronics Co. Ltd.	China	2020.07.08	2021.02.04

10	2021SR0201238	Business Forecast Analysis System V1.0	Shenzhen Iczoom Electronics Co. Ltd.	China	2020.06.10	2021.02.04

Facilities

Our headquarters and executive offices are located in Shenzhen, China and consist of approximately 1,043 square meters of office space under five leases which will expire in May 2025. In addition to our headquarters, we lease space in Shanghai, Hong Kong and Shenzhen. Rent expenses amounted to $432,422 and $582,631 for the fiscal years ended June 30, 2023 and 2022, respectively.

We lease all of our facilities and do not own any real property. We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Facility	Address	Space (m2)
Headquarters	Rooms 3801, 3805A, 3805B, 3805D, 3806, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen, Guangdong, China	1,043 square meters

Shanghai Office	Room 820, 4th Floor, 290 Zhangheng Road, Zhangjiang, Pudong New District, Shanghai	18.6 square meters

Hong Kong Warehouse	Units 1701, 1702, 1703 & 1704, 17th Floor, Tins’ Centre Block III, 3 Hung Cheung Road, Tuen Mun, New Territories, Hong Kong	2,460 square meters

Huaqiangbei Warehouse	No. 150-9, 1st Floor, Clock & Watch Market, Block 505, Zhenxing West Road, Huaqiang North, Futian District, Shenzhen	85 square meters

Shiyan Warehouse	Zone D, 1st Floor, Block 2, Nanfengcheng Industrial Park, No. 11 Chuangye Road, Shilong Community, Shiyan Subdistrict, Bao’an District, Shenzhen	1,025 square meters

Employees

As of the date of this Annual Report, we had a total of 109 full-time employees, of which 13 are in research and development, 27 are in sales and marketing, 41 are in technical and customer services, 2 are in Risk and Internal Audit, and 26 are in general administration.

We have standard employment, comprehensive confidentiality with our management and standard confidentiality and non-compete terms with all other employees. As required by laws and regulations in China, we participate in various social security plans that are organized by municipal and provincial governments, including pension insurance, medical insurance, unemployment insurance, maternity insurance, job-related injury insurance and housing fund. We are required by PRC laws to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employee is represented by a labor union or covered by collective bargaining agreements. We have not experienced any work stoppages.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings that in the opinion of the management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Government Regulation

This section sets forth a summary of the most significant laws, regulations and rules that affect our business activities in China and Hong Kong and the rights of our shareholders to receive dividends and other distributions from us.

REGULATIONS RELATED TO OUR BUSINESS OPERATIONS IN CHINA

REGULATIONS ON FOREIGN INVESTMENT

Foreign Investment Law

On March 15, 2019, the National People’s Congress, or the NPC, formally adopted the Foreign Investment Law, which became effective on January 1, 2020 and replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Meanwhile, the Regulations for the Implementation of the Foreign Investment Law was promulgated by the State Council on December 26, 2019 and came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the Company Law of PRC and the Partnership Enterprise Law of PRC. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this Law.

According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields. Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises.

Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises promulgated by the MOFCOM, on October 8, 2016 and amended on July 30, 2017 and June 29, 2018, respectively, establishment and changes of foreign investment enterprises which are not subject to the approval under the special entry management measures shall be filed with the relevant commerce authorities. However, as the PRC Foreign Investment Law has taken effect, the MOFCOM and the State Administration for Market Regulation, or the SAMR, jointly promulgated the Foreign Investment Information Report Measures, or the Information Report Measures, on December 30, 2019, which has taken effect since January 1, 2020. According to the Information Report Measures, which repealed the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises, foreign investors or foreign invested enterprises shall report their investment related information to the competent local counterpart of the MOFCOM through Enterprise Registration System and National Enterprise Credit Information Notification System.

Foreign Investment Industrial Policy

Investment activities in the PRC by foreign investors are principally governed by the Special Administrative Measures for Foreign Investment Access or the Negative List, and the Catalog of Industries for Encouraged Foreign Investment, or the Encouraged Catalog, both of which are jointly promulgated and amended from time to time by the National Development and Reform Commission, or the NDRC, and the MOFCOM. The Negative List contains prohibitions or restrictions on foreign investors on certain industries. For example, some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Industries not listed in the Negative List or the Encourage Catalog are generally deemed permitted area to foreign investors unless specifically restricted by other PRC laws. The currently effective version of Negative List (“2021 Negative List”) was promulgated on December 27, 2021 and became effective on January 1, 2022, and the currently effective version of Encourage Catalog was promulgated on October 26, 2022 and became effective on January 1, 2023.

REGULATIONS ON IMPORT AND EXPORT OF GOODS

Pursuant to the Foreign Trade Law of the PRC which was promulgated by the SCNPC on May 12, 1994 and was amended on April 6, 2004, November 7, 2016 and December 30, 2022 and the Administrative Regulations for the Import and Export of Goods of the People’s Republic of China which were issued by the State Council on December 10, 2001 and became effective on January 1, 2002, certain goods are allowed to be imported into or exported out of China freely while certain goods are prohibited or restricted from being imported into or exported out of China due to their impact on national security, life and health of people, animals or plants, the development of certain domestic industries, or other reasons stipulated in relevant laws and regulations. No one shall import or export goods that are prohibited from being imported into or exported out of China. The import and export of goods that are restricted from being imported into or exported out of China shall be in compliance with relevant restrictive laws and regulations.

Before December 30, 2022, according to the previously effective Foreign Trade Law of the PRC, and the Measures for the Record-Filing and Registration of Foreign Trade Operators promulgated by the MOFCOM on 25 June 2004, and most recently amended on May 10, 2021, foreign trade operators which engage in the import and export of goods shall go through the record-filing and registration with the MOFCOM or an authority authorized by the MOFCOM, unless laws, administrative regulations and rules of the MOFCOM provide that it is unnecessary to go through such formalities. If foreign trade operators fail to go through the formalities for record-filing and registration in accordance with relevant provisions, the PRC customs authority shall refuse to handle the declaration and clearance formalities of their imports and exports. On December 30, 2022, the Foreign Trade Law of the PRC was amended, foreign trade operators were no longer required to go through the record-filing and registration.

Pursuant to the Administrative Provisions of the Customs of the PRC on Record-filing of Customs Declaration Entities promulgated by the General Administration of Customs on November 19, 2021 and became effective on January 1, 2022, a consignor or consignee of imported and exported goods shall go through customs declaration entity record-filing formalities with the competent customs in accordance with the applicable provisions. Customs declaration entities may handle customs declarations business within the customs territory of the PRC.

According to the Customs Law of the People’s Republic of China, promulgated by the SCNPC on January 22, 1987, most recently amended on April 29, 2021, unless otherwise provided for, the declaration of import or export goods and the payment of customs duties may be made by the consignees or consigners themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the PRC customs authority. The Regulations on Import and Export Duties of the People’s Republic of China, promulgated by the State Council on November 23, 2003, amended on January 8, 2011, December 7, 2013, February 6, 2016 and March 1, 2017, and became effective as from March 1, 2017, further stipulated that, unless otherwise provided by the relevant laws and regulations, goods permitted to be imported into or exported out of China shall be subject to payment of customs duties. The consignees of imported goods, consigners of exported goods or owners of inward articles shall undertake the obligation of the payment of customs duties. The State Council also promulgated implementation rules and tariff schedules to regulate the items and rates of the customs duties.

According to the Import and Export Commodity Inspection Law of the People’s Republic of China promulgated by the SCNPC on February 21, 1989 and most recently amended on April 29, 2021 and its implementation rules, the imported and exported goods that are subject to compulsory inspection listed in the catalog compiled by the import and export commodity inspection department established by the State Council shall be inspected by the commodity inspection organizations, and the imported and exported goods that are not subject to statutory inspection shall be subject to random inspection. Consignees and consignors or their entrusted customs brokers may apply for inspection to the goods inspection authorities.

REGULATIONS ON ROAD TRANSPORT

Pursuant to the Regulations of the PRC on Road Transport, which was promulgated by the State Council of the PRC on April 30, 2004 and was last amended on May 1, 2022, entities that engage in road freight transportation shall obtain the road transportation operation licenses for itself, and shall obtain the vehicle operation licenses for the road transportation vehicles, while entities that use road transportation vehicles with total mass of each not more than 4,500 kilograms for operation are not required to obtain the road transportation operation licenses and the vehicle operation licenses. The drivers that engage in road freight transportation shall pass the examinations of the road transportation administrations with regard to the laws and regulations related to the freight transportation, motor vehicle maintenance and the loading and care of goods, while the drivers that use road transportation vehicles with total mass of each not more than 4,500 kilograms for operation are not required to pass the aforesaid examinations.

REGULATIONS ON INTERNET INFORMATION SECURITY AND PRIVACY PROTECTION

Internet information in China is regulated from a national security standpoint. The SCNPC, has enacted the Decisions on Preserving Internet Security in December 2000, which was further amended in August 2009 and subjects violators to potential criminal punishment in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security of the PRC, or the MPS, has promulgated the Administrative Measures on Security Protection for International Connections to Computer Information Networks in December 1997 and amended in January 2011, which prohibits use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the MPS and its local branches may issue warning, confiscate the illegal gains, impose fines, and, in severe cases, advice competent authority to revoke its operating license or shut down its websites.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and implemented in March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015 and implemented in November 2015, any internet service provider that fails to fulfil the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the customer’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. Any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and implemented in June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

In November 2016, the SCNPC, promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are operating website and apps and providing certain internet services mainly through our website and apps. The Cyber Security Law further requires internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures.

Internet information service providers are also required to maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data, and internet information service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the Cyber Security Law may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities.

Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated on July 16, 2013, and became effective on September 1, 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

On June 14, 2022, the Cyberspace Administration of China, or the CAC, promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which became effective on August 1, 2022. The APP Provisions replaced the former Administrative Provisions on Mobile Internet Applications Information Services promulgated on June 28, 2016. Under the APP Provisions, mobile application providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties. The APP Provisions also require application providers to procure approval of the relevant competent departments or the relevant licenses required by laws and regulations to provide services through such applications.

In June 2021, the SCNPC, promulgated the Data Security Law of the PRC, or the Data Security Law, which became effective on September 1, 2021. The Data Security Law is formulated for data security and data protection, and puts forward the requirements of enterprises as the first responsibility bearer. The Data Security Law introduces a data classification and hierarchical protection system based on the materiality of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of persons or entities when such data is tampered with, destroyed, divulged, or illegally acquired or used. It also provides a security review procedure for the data activities which may affect national security. We may be subject to such requirements as we are operating website and apps and providing certain internet services mainly through our website and apps. The Data Security Law further requires the entities conducting data handling activities by using the internet shall, based on the graded cybersecurity protection system, establish and perfect a data security management system across the entire workflow, organize and conduct data security education and training, and adopt the corresponding technical measures and other necessary measures to ensure data security.

The Cybersecurity Review Measures, or the “Review Measures”, which were promulgated on April 13, 2020, and were amended on December 28, 2021 and became effective on February 15, 2022, provide online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. On November 14, 2021, the CAC promulgated the Data Security Management Regulations Draft to solicit public opinion and comments, which provides that an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently make decisions on the purpose and manner of processing in data processing activities. We may be deemed as a data processor under the Data Security Management Regulations Draft. Notwithstanding the foregoing, even if we are deemed as an online platform operator under the Cybersecurity Review Measures or a data processor under the Data Security Management Regulations Draft, we do not expect to be subject to the cybersecurity review in connection with our offerings because it is unlikely that our offerings belong to “listing in a foreign country” as defined in the Cybersecurity Review Measures and we hold aggregate less than ten thousand users’ individual information and it is very unlikely that we will reach threshold of one million users’ individual information in the near future as we are a B2B platform where our registered users are substantially SMEs.

The Cybersecurity Review Measures also provide that if a CIIO purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of what constitutes a “CIIO” remains unclear. We do not expect to be a CIIO, since (i) we do not hold a large amount of individual information, and (ii) data processed in our business is less likely to have a bearing on national security, thus it may not be classified as core or important data by the authorities.

As of the date of this Annual Report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC. Further, as of the date of this Annual Report , we have not been subject to any penalties, fines, suspensions, or investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC.

As of the date of this Annual Report, the Data Security Management Regulations Draft were released for public comment only, there remains uncertainty, including with respect to its final content, adoption timeline or effective date. There remains uncertainty as to how the Review Measures and the Data Security Management Regulations Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Review Measures and the Data Security Management Regulations Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed applicable to our operations. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot guarantee that any clearance can be obtained or any actions that may be required can be taken in a timely manner, or at all. It is possible that CAC may require us to file the cybersecurity review. The cybersecurity review procedure usually takes 55-70 business days, and sometimes even longer in special situations, to complete. See “Item 3. Key Information — Risk Factor — Risks Related to Doing Business in China — China Securities Regulatory Commission and other Chinese government agencies may exert more control, oversight and administration over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology field. Additional compliance procedures may be required in connection with future offerings, and, if required, we cannot predict whether we will be able to obtain such approval. If we are required to obtain PRC governmental permissions to commence the sale of the securities, we will not commence the offering until we obtain such permissions. As a result, we could face uncertainty that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.” starting on page 28 of this Annual Report.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which became effective on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

On July 7, 2022, the CAC promulgated the Outbound Data Transfer Security Assessment Measures, which became effective on September 1, 2022. According to the Outbound Data Transfer Security Assessment Measures, to provide data abroad under any of the following circumstances, a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level: (i) where the data processor will provide important data abroad; (ii) where CIIO or the data processor processing the personal information of more than one million individuals will provide personal information abroad; (iii) where the data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year, will provide personal information abroad; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. Prior to declaring security assessment for outbound data transfer, the data processor shall conduct self-assessment on the risks of the outbound data transfer. For outbound data transfers that have been carried out before the effectiveness of the Outbound Data Transfer Security Assessment Measures, if it is not in compliance with these measures, rectification shall be completed within six months starting from September 1, 2022.

REGULATIONS RELATING TO PRODUCT QUALITY

The PRC Product Quality Law, or the Product Quality Law, which was promulgated by the SCNPC in February 1993 and most recently amended in December 2018, applies to all production and sale activities in China. Pursuant to the Product Quality Law, products offered for sale must satisfy the relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the supplier of the product. If the supplier pays compensation and it is the manufacturer that should bear the liability, the supplier has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the supplier that should bear the liability, the manufacturer has a right of recourse against the supplier.

REGULATIONS RELATING TO LEASING

Pursuant to the Law on Administration of Urban Real Estate of the People’s Republic of China promulgated by the SCNPC on July 5, 1994, amended on August 30, 2007, August 27, 2009, and August 26, 2019 and became effective on January 1, 2020, and the Administrative Measures for Commodity Housing Tenancy, promulgated by the Ministry of Housing and Urban-Rural Development on December 1, 2010, and became effective on February 1, 2011, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to go through the registration procedures and do not make the corrections within specified time limit, both lessor and lessee may be subject to fines ranging from RMB 1,000 to RMB 10,000.

According to the Civil Code of the PRC, which was enacted by the NPC in May 2020 and took effect on January 1, 2021, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. Where the third party causes any damage to the premises, the lessee should be liable for such damage. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises within the period when the lessee is entitled to possess in accordance with the lease contract, the lease contract between the lessee and the lessor will still remain valid.

REGULATIONS ON INTELLECTUAL PROPERTY RIGHTS

Regulations on Patents

According to the Patent Law of the PRC, which was initially promulgated in 1984 and was amended in September 1992, August 2000, December 2008 and October 2020 respectively (the most recently amended Patent Law became effective on June 1, 2021), the State Intellectual Property Office is responsible for implementing patent law in the PRC. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Regulations on Copyrights

The Copyright Law of the PRC, which took effect on June 1, 1991 and was amended in October 2001, February 2010 and November 2020, respectively, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The amended Copyright Law extends copyright protection to internet activities and products disseminated over the internet. In addition, PRC laws and regulations provide for a voluntary registration system administered by the Copyright Protection Center of China, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Protection Regulations promulgated in June 1991 and last amended in January 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Regulations on Trademarks

Trademarks are protected by the Trademark Law of the PRC which was adopted in August 1982 and subsequently amended in February 1993, October 2001, August 2013 and April 2019 respectively. The Trademark Office of the State Administration for Market Regulation of the PRC handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

REGULATIONS ON EMPLOYMENT AND SOCIAL WELFARE

Regulations on Labor Contract

The Labor Law of the PRC, or the Labor Law, which was promulgated by the SCNPC in July 1994, became effective in January 1995, and was most recently amended in December 2018. Pursuant to the Labor Law, an employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards.

The Labor Contract Law of the PRC, or the Labor Contract Law, which took effect on January 1, 2008 and was amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

Regulations on Social Insurance and Housing Fund

As required under the Social Insurance Law of the PRC implemented on July 1, 2011 and most recently amended on December 29, 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue.

The Reform Plan of the State Tax and Local Tax Collection Administration System (the “Reform Plan”) was issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council of the PRC on July 20, 2018. Under the Reform Plan, beginning from January 1, 2019, tax authorities will be responsible for the collection of social insurance contributions in the PRC. Pursuant to the Urgent Notice of the General Office of Ministry of Human Resources and Social Security (“MOHRSS”) on Effectively Implementing the Spirit of the Standing Meeting of the State Council and Effectively Stabilizing the Collection of Social Insurance Premiums (the “Urgent Notice”), which was issued by the General Office of the MOHRSS on September 21, 2018, before the reform of the social insurance collection authorities being in place, the relevant levying policies, including the base and rate of the social insurance premiums, shall remain unchanged. The Urgent Notice also clarified that it is strictly prohibited for the local authorities themselves to organize and conduct centralized collection of enterprises historical social insurance arrears. On April 1, 2019, the General Office of the State Council of the PRC issued the Comprehensive Program on Reduction of Social Insurance Premiums Rates, which generally reduced the social insurance contribution burden of enterprises, and re-emphasized that local authorities shall not conduct centralized collection of enterprises historical social insurance arrears before a uniform policy is published.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in April, 1999 and most recently amended in March, 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing provident funds. Employer and employee are also required to pay and deposit housing provident funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. Any employer that fails to make the contribution of housing provident funds, the housing provident fund management center shall order it to make the contribution within a specified period, and if the contribution has not been made after the expiration of such period, an application may be made to a people’s court for compulsory enforcement.

REGULATION ON FOREIGN EXCHANGE

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, or the Foreign Exchange Administration Regulations, most recently amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions, interest and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of State Administration of Foreign Exchange, or the SAFE, or its local office has been obtained.

The Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprise, or SAFE Circular 19, which was promulgated by the SAFE on March 30, 2015 and was most recently amended on December 30, 2019, allows foreign-invested enterprises, or FIEs, to settle their foreign exchange capital at their discretion. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a FIE needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, SAFE Circular 19 stipulates that the use of capital by FIEs shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of a FIE and capital in Renminbi obtained by the FIEs from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for granting entrust loans in Renminbi (unless permitted by the scope of business), repaying inter-enterprise borrowings (including advances by the third-party) or repaying the bank loans in Renminbi that have been sub-lent to third parties; or (iv) directly or indirectly used for expenses related to the purchase of real estate not for self-use (except for the foreign-invested real estate enterprises).

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

The Circular on Further Promoting Cross-border Trade and Investment Facilitation, which was promulgated on October 23, 2019 by the SAFE and became effective on the same date, further cancels restrictions on the domestic equity investment by non-investment-oriented foreign-funded enterprises with their capital funds and provides that non-investment-oriented foreign-funded enterprises are allowed to make domestic equity investment with their capital funds in accordance with the law on the premise that the existing special administrative measures (negative list) for foreign investment access are not violated and the projects invested thereby in China are true and compliant.

On December 30, 2019, the MOFCOM and the SAMR, jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to these measures, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

Pursuant to the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or the SAFE Circular No. 13, became effective on June 1, 2015 and was amended on December 30, 2019, and other laws and regulations relating to foreign exchange, when setting up a new foreign invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise must register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen (15) business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing £ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing =∑ outstanding amount of RMB and foreign currency denominated cross-border financing * maturity risk conversion factor * type risk conversion factor +∑ outstanding foreign currency denominated cross-border financing * exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of one year or less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Notice No. 9 further provides a calculation formula for the upper limit of risk-weighted outstanding cross-border financing for enterprises, or Net Asset Limits. If the relevant PRC enterprise determines to adopt the foreign exchange administration mechanism as provided in the PBOC Notice No. 9 and apply the latest macro-prudential adjustment parameter adopted by PBOC and the SAFE on October 25, 2022, the Net Asset Limits shall be 250% of the net asset of the relevant PRC enterprise. The PBOC Notice No. 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Notice No. 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for FIEs, during which period FIEs could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Risk-Weighted Approach and the Net Asset Limits. Under the PBOC Notice No. 9, after the Transitional Period ends on January 11, 2018, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. In addition, according to PBOC Notice No. 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan.

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

On July 4, 2014, SAFE issued Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, that requires PRC residents, including PRC resident natural persons or PRC entities, to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. In addition, such PRC residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE further enacted the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which allows PRC residents to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE.

In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfil the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Regulation Related to Stock Incentive Plans

SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. The domestic qualified agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the domestic qualified or other material changes. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.

In addition, the State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

REGULATIONS ON TAX IN THE PRC

Income Tax

On March 16, 2007, the SCNPC promulgated the PRC Enterprise Income Tax Law, or the EIT Law, which was last amended on December 29, 2018. The EIT Law applies a uniform 25% enterprise income tax rate to both FIEs and domestic enterprises, except where tax incentives are granted to special industries and projects. Subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%. Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts, and properties of an enterprise.

According to the Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) 50% or more of voting board members or senior executives habitually reside in the PRC.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Circular 7, which was amended on October 17, 2017 and December 29, 2017. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and amended on June 15, 2018. According to SAT Bulletin 37, the income from property transfer obtained by a non-resident enterprise, as stipulated in the second item under Article 19 of the EIT Law, shall include the income derived from transferring equity investment assets as stock equity. The withholding agent shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality.

Value-Added Tax

The Provisional Regulations on Value-added Tax of the PRC were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended on November 10, 2008 and came into effect on January 1, 2009, and were further amended on February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of Provisional Regulations on Value-added Tax of the PRC were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated the Order on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations on Value-added Tax of the PRC, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT rates generally applicable are simplified as 17%, 11% and 6%, and the VAT rate applicable to the small-scale taxpayers is 3%.

On April 4, 2018, the Ministry of Finance and the SAT jointly issued the Notice of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates to cut down the VAT rate for sale of goods from 17% to 16%, and the VAT rate for importation of goods from 11% to 10%. On March 21, 2019, the State Administration of Taxation and other two authorities further adjusted the tax rate for sale of goods from 16% to 13% and the tax rate for importation of goods from 10% to 9%, effective from April 1, 2019 in accordance with the Announcement on Relevant Policies for Deepening the Value-Added Tax Reform.

Dividends Withholding Tax

Pursuant to the EIT Law and its implementation rules, dividends from income generated from the business of a PRC subsidiary after January 1, 2008 and distributed to its foreign investor are subject to withholding tax at a rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued by the SAT on February 20, 2009, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. On October 14, 2019, SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-PRC resident enterprises are not required to obtain pre-approval from the relevant tax authorities in order to enjoy the reduced withholding tax. Instead, non-PRC resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and include necessary forms and supporting documents in the tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

REGULATION ON DIVIDEND DISTRIBUTION

The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of the PRC, which was promulgated by the SCNPC, on December 29, 1993 and was most recently amended on October 26, 2018. Companies in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations. Additionally, companies may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the company’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on the PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

REGULATION RELATED TO OVERSEAS LISTINGS

On February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by Domestic Enterprises (CSRC Announcement [2022] No. 43) (the “Overseas Listing Measures”), which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system applies to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. The Overseas Listing Measures states that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. In connection with the Overseas Listing Measures, on February 17, 2023 the CSRC also published the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises (the “Notice on Overseas Listing Measures”). According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date the Overseas Listing Measures became effective, are not required to make any immediate filing and are only required to comply with the filing requirements under the Overseas Listing Measures when it subsequently seeks to conduct a follow-on offering. Therefore, we are required to go through filing procedures with the CSRC after the completion of our offerings and for our future offerings and listing of our securities in an overseas market under the Overseas Listing Measures.

The Overseas Listing Measures further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfil the filing requirements with the CSRC.

REGULATIONS RELATED TO OUR BUSINESS OPERATIONS IN HONG KONG

Sale of Goods

The Sale of Goods Ordinance (Cap. 26, Laws of Hong Kong) (“SOGO”) aims to codify the laws relating to the sale of goods.

Section 15 of SOGO provides that where there is a contract for the sale of goods by description, there is an implied condition that the goods shall correspond with the description.

Section 16 of SOGO provides that where a seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality, except that there is no such condition (i) as regards to defects specifically drawn to the buyer’s attention before the contract is made; or (ii) if the buyer examines the goods before the contract is made, as regards defects which that examination ought to reveal; or (iii) if the contract is a contract by sample, as regards defects which would have been apparent on a reasonable examination of the sample.

Pursuant to section 17 of SOGO, where there is a contract for sale by sample, there are implied conditions that (i) the bulk shall correspond with the sample in quality; (ii) the buyer shall have a reasonable opportunity of comparing the bulk with the sample; and (iii) the goods shall be free from any defects, rendering them unmerchantable, which would not be apparent on reasonable examination of the sample.

Supply of Services

The Supply of Services (Implied Terms) Ordinance (Cap. 457, Laws of Hong Kong) (“SOSO”) ordinance aims to consolidate and amend the laws with respect to the terms to be implied in contract for the supply of services (including a contract for the supply of a service whether or not the goods are also transferred or to be transferred, or bailed or to be bailed by way of hire).

Section 5 of SOSO provides that, where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill. Section 6 of SOSO provides that, where the supplier is acting in the course of a business, the time for service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time.

Control of Exemption Clauses

The Control of Exemption Clauses Ordinance (Cap. 71, Laws of Hong Kong) (“CECO”) aims to limit the extent to which civil liability for breach of contract, or for negligence or other breach of duty, can be avoided by means of contract terms and otherwise.

Under section 7 of CECO, a person cannot by reference to any contract term or to a notice given to persons generally or to particular persons exclude or restrict his liability for death or personal injury resulting from negligence. In the case of other loss or damage, a person cannot so exclude or restrict his liability for negligence except in so far as the term or notice satisfies the requirements of reasonableness.

Pursuant to section 8 of CECO, as between contracting parties where one of them deals as consumer or on the other’s written standard terms of business, as against that party, the other cannot by reference to any contract term (i) when himself in breach of contract, exclude or restrict any liability of his in respect of the breach; or (ii) claim to be entitled to render a contractual performance substantially different from that which was reasonably expected of him; or (iii) in respect of the whole or any part of his contractual obligation, to render no performance at all, except in so far as the contract term satisfies the requirement of reasonableness.

Trade Description

The Trade Description Ordinance (Cap. 362, Laws of Hong Kong) provides for, among others, the prohibition of false trade descriptions, false, misleading or incomplete information, false marks and misstatements in respect of goods provided in the course of trade or suppliers of such goods. In general, a person commits an offence punishable by a fine of HK$500,000 and imprisonment for 5 years (on conviction on indictment), or by a fine at level 6 (currently at HK$100,000) and imprisonment for 2 years (on summary conviction) if he:

(a)	in the course of any trade or business:

(i)	applies a false trade description to any goods; or

(ii)	supplies or offers to supply any goods to which a false trade description is applied; or

(b)	has in his possession for sale or for any purpose of trade or manufacture any goods to which a false trade description is applied.

Competition Ordinance

The Competition Ordinance (Cap. 619, Laws of Hong Kong) (“Competition Ordinance”) is to prohibit conduct that prevents, restricts or distorts competition in Hong Kong. It also aims to prohibit mergers that substantially lessen competition in Hong Kong and to provide for incidental and connected matters.

The Competition Ordinance includes:

●	The First Conduct Rule, which prohibits undertakings from making or giving effect to agreements or engaging in a concerted practice, or, as a member of an association of undertakings, make or give effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong;

●	The Second Conduct rule, which prohibits undertakings which have a substantial degree of market power in a market to abuse that power by engaging in conduct that has as its object or effect the prevention, restriction or distortion of competition in Hong Kong; and

●	The Merger Rule, which prohibits undertakings to directly or indirectly carry out a merger that has, or is likely to have, the effect of substantially lessening competition in Hong Kong.

Upon breach, the Competition Tribunal may impose pecuniary penalty, director disqualifications, and prohibition, damage and other orders on offenders. For pecuniary penalty, section 93 of the Competition Ordinance enables the Competition Tribunal to award a penalty up to 10% of the turnover of the undertakings involved for up to three years in which the contravention occurs.

Occupational Safety and Health

The Occupational Safety and Health Ordinance (Cap. 509, Laws of Hong Kong) (“OSHO”) provides for the safety and health protection to employees both in industrial and non-industrial workplaces. Pursuant to section 6 of OSHO, employers must, as far as reasonably practicable, ensure the safety and health of the employees by:

●	providing and maintaining plant and systems of work that are safe and without risks to health;

●	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;

●	providing all necessary information, instructions, training and supervision to ensure the safety and health of employees;

●	as regards any workplace under the employer’s control:

●	maintaining the workplace in a condition that is safe and without risks to health;

●	providing or maintaining means of access to and egress from the workplace that are safe and without any such risks; and

●	providing or maintaining a working environment for employees that is safe and without risks to health.

Failure to comply with any of the above duties constitutes an offence liable to a fine of HK$10,000,000 on conviction on indictment. An employer who fails to do the same intentionally, knowingly or recklessly commits an offence and is liable to a fine of HK$10,000,000 and to imprisonment for two years on conviction on indictment.

The Commissioner for Labour may issue and serve improvement notices against any contravention of OSHO or suspension notices against activity or condition of workplace which may create imminent risk of death or serious bodily injury. Failure to comply with such notices without reasonable excuse constitutes an offence liable on conviction to a fine of HK$200,000 and HK$500,000 respectively, and imprisonment of up to twelve months.

Occupiers’ Liability

The Occupiers Liability Ordinance (Cap. 314, Laws of Hong Kong) (“OLO”) regulates the obligations of a person occupying or having control of the premises for injury resulting to persons or damage caused to goods or other property lawfully on the land. Section 3 of OLO imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that a visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Employment

The Employment Ordinance (Cap. 57, Laws of Hong Kong) governs conditions of employment in Hong Kong, and provides a wide range of employment protections and benefits for employees, such as wage protection, rest days, holidays with pay, paid annual leave, sickness allowance, maternity protection, statutory paternity leave, severance payment, long service payment, employment protection, termination of employment contract and protection against anti-union discrimination.

The Mandatory Provident Fund Scheme (“MPF Scheme”) is a contribution retirement scheme managed by authorized independent trustees. The Mandatory Provident Fund Scheme Ordinance (Cap. 485, Laws of Hong Kong) provides that an employer shall participate in an MPF Scheme and make contributions for its employees aged between 18 and 65. Under the MPF Scheme, both the employer and its employee are required to contribute 5% of the employee’s monthly relevant income as mandatory contribution to the MPF scheme for and in respect of the employee. The amount of contribution is subject to the minimum and maximum relevant income levels for contribution purposes. The maximum level of relevant income for contributing purposes is currently HK$30,000 per month or HK$360,000 per year.

Employees’ Compensation

The Employees’ Compensation Ordinance (Cap. 282, Laws of Hong Kong) (“ECO”) aims to provide for the payment of compensation on a no-fault and non-contributory basis to employees who are injured at work by accident or who suffer from certain occupational diseases. If an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, compensation is also payable to an employee who suffers incapacity as a result of an occupational disease.

Pursuant to section 40 and the Fourth Schedule of ECO, all employers (including contractors and subcontractors) must take out insurance policies to cover their liabilities for any injuries at work suffered by their employees. An employee must take out an insurance policy for an amount not less than HK$100,000,000 and HK$200,000,000 respectively if the number of employees in relation to whom the policy is in force is no more than 200 and above 200. Failure to secure an insurance cover is liable on conviction upon indictment to a fine of HK$100,000 and to imprisonment for 2 years; and on summary conviction to a fine of HK$100,000 and to imprisonment for 1 year.

According to section 15 of the ECO, notice in the prescribed form or form specified by the Commissioner for Labour of any accident which results in any work accident shall be given to the Commissioner for Labour by the employer not later than after the accident for any accident which results in the death of the employee within 3 days after the accident, and not later than 14 days after the accident for accident which results in total or partial incapacity of the employee, irrespective of whether the accident gives rise to any liability to pay compensation. If the happening of such accident was or brought to the notice of the employer or did not otherwise come to his knowledge within such periods of 7 and 14 days as stated above, then such notice shall be given no later than 7 days and 14 days respectively after the happening of the accident was first brought to the notice of the employer or otherwise came to his knowledge.

Fire Safety

The Fire Safety (Industrial Buildings) Ordinance (Cap. 636, Laws of Hong Kong) provides for better protection from the risk of fire for occupants and users of, and visitors to, certain kinds of industrial buildings including buildings for use as a warehouse. As prescribed by the Fire Safety (Industrial Buildings) Ordinance, an owner or occupier of a composite building may be directed by the Buildings Department and the Fire Services Department of Hong Kong to comply with fire safety measures in relation to the fire service installations, equipment and construction of an industrial building. An owner or occupier who, without reasonable excuse, fails to comply with a fire safety direction is guilty of an offense and is liable on conviction to a fine of HK$25,000 and to a further fine of HK$2,500 for each day or part of a day during which the failure continues after the expiry of the period specified in the direction.

Import and Export Licenses

The Import and Export Ordinance (Cap. 60, Laws of Hong Kong) requires that the import and export of the articles contained in the schedules to the Import and Export (Strategic Commodities) Regulations (Cap. 60G, Laws of Hong Kong) (the “IESC Regulations”) must be covered by valid licences issued by the Director-General of Trade and Industry. Electronic components from our suppliers and to our customers are not articles contained in the schedules of the IESC Regulations and are therefore not subject to the licensing control.

Any person importing or exporting of the aforesaid restricted articles without an import or export license commits an offense and is liable to a fine of HK$500,000 and imprisonment for two years, or on conviction on indictment to a fine of HK$2,000,000 and imprisonment for seven years.

Taxation

The Inland Revenue Ordinance (Cap. 112, Laws of Hong Kong) (“IRO”) is enacted for the purposes of imposing taxes on property, earnings and profits in Hong Kong. The IRO provides, among other things, that profits tax shall be charged on every person carrying on a trade, profession or business in Hong Kong in respect of his assessable profits arising in or derived from Hong Kong at the standard rate, which stood as at the date of this Annual Report at 16.5% for corporate tax payers.

Regulations concerning transfer pricing between associated enterprises can be found in the IRO and the comprehensive double taxation agreements (the “DTAs”) between Hong Kong and other countries or territories, including the PRC. Under section 50AAF of the IRO, if the advantaged person, whom the Inland Revenue Department (“IRD”) has given notice to, fails to prove to the satisfaction of the assessor of the IRD that the amount of the person’s profit or loss as stated in the person’s tax return is an arm’s length amount, the assessor of the IRD must estimate the arm’s length amount and, taking into account the estimated amount to (a) make an assessment or additional assessment on the person; or (b) issue a computation of loss, or revise a computation of loss resulting in a smaller amount of computed loss, in respect of that person.

Under section 60 of the IRO, where it appears to an assessor that for any year of assessment any person chargeable with tax has not been assessed or has been assessed at less than the proper amount, the assessor may, within the year of assessment or within six years after the expiration thereof, assess such person at the amount or additional amount which, according to his judgment, such person ought to have been assessed, and, provided that where the non-assessment or under-assessment of any person for any year of assessment is due to fraud or willful evasion, such assessment or additional assessment may be made at any time within 10 years after the expiration of that year of assessment.

Section 61A of the IRO stipulates that where it would be concluded that person(s) entered into or carried out transactions for the sole or dominant purpose to obtain a tax benefit (which means the avoidance or postponement of the liability to pay tax or the reduction in the amount thereof), liability to tax of the relevant person(s) will be assessed (a) as if the transaction or any part thereof had not been entered into or carried out; or (b) in such other manner as the supervising authority considers appropriate to counteract the tax benefit which would otherwise be obtained.

The DTAs contain provisions mandating the adoption of arm’s length principle for pricing transactions between associated enterprises. The arm’s length principle uses the transactions of independent enterprises as a benchmark to determine how profits and expenses should be allocated for the transactions between associated enterprises. The basic rule for DTA purposes is that profits tax charged or payable should be adjusted, where necessary, to reflect the position which would have existed if the arm’s length principle had been applied instead of the actual price transacted between the enterprises.

C. Our Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

D. Property, Plants and Equipment

See “Item 4. Information on the Company – B. Business Overview – Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating results

Overview

We are an offshore holding company incorporated in Cayman Islands, conducting all of our operation in through our wholly owned subsidiaries established in China and Hong Kong. Previously, we conducted a substantial majority of our operations through our wholly owned subsidiaries established in China and Shenzhen Pai Ming Electronics Co., Ltd. (“Pai Ming Shenzhen”), a variable interest entity (the “VIE”). The VIE structure provided contractual exposure to foreign investment in the VIE rather than replicating an investment, and the main contribution of the VIE was to hold an Internet Content Provider (“ICP”) license, allowing us to provide internet information services through our e-commerce platform. In December 2021, we terminated the agreements under the VIE structure and our Hong Kong Subsidiary ICZOOM HK now operates our B2B online platform www.iczoomex.com, which does not require an ICP license under the PRC law. The reason for us to change the entity operating our B2B online platform was twofold. First, with the increased number of customers in Hong Kong and potential demands from other countries for electronic components in China, we were motivated to establish a B2B online platform in Hong Kong for our growth in the Hong Kong market and potential expansion to other markets. Second, the substantially increased regulatory and operational risks of the VIE arrangements accelerated our termination of the VIE arrangement which as a result terminated our contractual right to access to the old platform held by Pai Ming Shenzhen. Our new platform www.iczoomex.com is not only operated and managed by ICZOOM HK but its server and data are located and stored in Singapore. As neither our online platform nor its operator is within the territory of China, ICZOOM HK is not required by PRC law to obtain an ICP license to maintain and operate www.iczoomex.com, and we are able to provide internet information services through such platform. As a result, we no longer consolidate the operation and financial results of Pai Ming Shenzhen and conduct all of our operations through our wholly owned subsidiaries in China and Hong Kong. See “Corporate History and Structure — Historical Contractual Arrangements” for the descriptions of these historical VIE agreements.

We are a technology-driven company running an ecommerce trading platform and are primarily engaged in sales of electronic component products to customers in the PRC. Major electronic component products we sold to customers through our online e-commerce platform fall into two broad product categories: semiconductor products (such as integrated circuit, power/circuit protection, discretes, passive components, optoelectronics/ electromechanical, etc.) and equipment, tools and other electronic component products (such as MRO, and various design tools, etc.). These products are primarily used by customers in the consumer electronic industry, IoT, automotive electronics, industry control segment with primary target customers being China SMEs. In addition to sales of electronic component products, we also provide services to customers to earn service commission fees, such services include, but not limit to, order fulfilment, temporary warehousing, logistic and shipping, and customs clearance, etc.

Built upon our proprietary industry knowledge and coupled with our SaaS suite, we are committed to working with our clients to understand their needs and challenges and offering suitable products and services to help them meet their respective needs. Our mission is to transform the traditional electronic component distribution business by offering SME customers integrated solutions and help them introduce innovative products, reduce their time to market, and enhance their overall competitiveness.

We primarily generate revenue from sales of electronic components products to customers. In addition, we have certain amount of revenue from service commission fee for services provided to our customers including, but not limit to, customs clearance, warehousing and product shipping and delivery services.

Following the termination of the VIE arrangements in December 2021, we no longer had access to the old platform or website in China, and we now operate a new B2B platform through www.iczoomex.com. The new platform has substantially the same features and functions as the old platform or website, which, among others, enables us to collect, optimize and present product offering information, match orders for customers and fulfil orders through our SaaS suite services.

The new platform, however, does not automatically integrate the information of registered customers from the old platform. The customers are mainly small-medium electronic component buyers in PRC, some of which are repeat customers who constantly place orders on the platform and some are less active who place orders whenever they need to. For those repeat customers, we were able to contact them and worked with them even prior to the termination of the VIE arrangement to register with the new platform and continue working with them to transfer over to the new platform. For other random customers, with the assistance from Pai Ming Shenzhen through a one-year business cooperation agreement entered into on January 18, 2022, we had gradually transferred them over to the new platform. Pursuant to the business cooperation agreement, Pai Ming Shenzhen utilized the old platform to provide us with network services, including but not limited to business consultation, website information push, matching services of supply and demand information, online advertising, software customization, data analysis, website operation and other in-depth vertical services through online and offline data push and we agreed to pay Pai Ming Shenzhen for its monthly service with a base monthly fixed fee of RMB100,000 and additional variable service fees based on its performance during the one-year term of the agreement. After termination of the VIE agreement, Pai Ming Shenzhen was treated as a related party to the Company because the COO’s brother was one of the shareholders of Pai Ming Shenzhen. On April 19, 2022, the COO’s brother transferred all his ownership interest in Pai Ming Shenzhen to an unrelated individual and Pai Ming Shenzhen was no longer treated as a related party to the Company after April 19, 2022. Therefore, the consulting service fees to be paid to Pai Ming Shenzhen during the period from January 18, 2022 to April 19, 2022 were accounted for as related party transactions. When an order was placed on the old platform, the customer would receive an automatically generated message that a representative would contact him, her or it shortly to confirm and fulfil the order. Pai Ming Shenzhen sent information of orders to us on a daily basis so that we could contact customers directly to guide them to register with the new platform to place orders so that the orders could be matched and fulfilled through the new platform. For any new customer that had not previously registered with the old platform but sourced by Pai Ming Shenzhen and had placed orders with us through the new platform, we agreed to pay Pai Ming Shenzhen a variable service fee. During the one-year term of the business cooperation agreement, 73 new customers sourced by Pai Ming Shenzhen placed orders on our new platform, and we have paid Pai Ming Shenzhen approximately RMB 73,000 (approximately $0.01 million) of additional variable service fees for such new customers. This business cooperation agreement expired after the one-year term, and we did not renew or enter into a new business cooperation agreement with Pai Ming Shenzhen.

For the fiscal years ended June 30, 2023 and 2022, we made purchases from a total of 836 and 1,012 suppliers, respectively. As the date hereof, we have uploaded information of all products we purchased not only from those suppliers but from any new suppliers since 2022 on the new platform.

For the fiscal years ended June 30, 2023 and 2022, we generated revenue from a total of 813 and 1,051 customers, respectively.

Our Organization

The Company, together with its wholly owned subsidiaries, is effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company, its subsidiaries, and its VIEs has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Our revenues decreased by $ 75,971,145, or 26.2%, from $290,376,371 for the fiscal year ended June 30, 2022 to $214,405,226 for the fiscal year ended June 30, 2023. Revenues from sales of electronic component products accounted for 98.5% and 98.7% of our total revenues for the fiscal years ended June 30, 2023 and 2022, respectively. Revenues from service commission fees accounted for 1.5% and 1.3% of our total revenues for the fiscal years ended June 30, 2023 and 2022, respectively.

The following tables illustrate the amount and percentage of our revenue for the years ended June 30, 2023 and 2022, respectively:

	For the years ended June 30,
	2023		2022		Variances
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Revenues
Sales of electronic components	$211,123,155	98.5%	$286,539,736	98.7%	$(75,416,581)	(26.3)%
Service commission fee	3,282,071	1.5%	3,836,635	1.3%	(554,564)	(14.5)%
Total revenue	$214,405,226	100.0%	$290,376,371	100.0%	$(75,971,145)	(26.2)%

Key Factors That Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Effectiveness of Risk Management

The success of our business relies heavily on our ability to effectively evaluate customers’ credit profiles and the likelihood of default. We have devised and implemented a systematic credit assessment model and disciplined risk management approach to minimize customers’ default risk and mitigate the impact of default. Specifically, our assessment model and risk management capabilities enable us to select high-quality SME customers whose financial conditions and background meet our selection criteria. There can be no assurance that our risk management measures will allow us to identify or appropriately assess whether customer payments due will be collected when due. If our risk management approach is ineffective, or if we otherwise fail or are perceived to fail to manage the impact of default, our reputation and market share could be materially and adversely affected, which would severely impact our business and results of operations.

Our Ability to Attract Additional Customers and Increase the Spending Per Customer

Our major customers are China’s SMEs running their businesses in the consumer electronic industry, Internet of Things, automotive electronics, and industry control segment, etc. We currently sell our electronic component products to these customers in 21 provinces in China, with significant customers located in Guangdong Province, Jiangsu Province, Liaoning Province, Beijing City and Shanghai City in China. We plan to expand our business to extended geographic areas to cover 80% more provinces in China within the next 1-2 years. For the years ended June 30, 2023 and 2022, we had total 813 and 1,051 customers, respectively. No single customer accounted for more than 10% of our total revenue in either period. Our top 10 customers in the aggregate accounted for 26.7% and 24.1% of our total revenues for the years ended June 30, 2023 and 2022, respectively. Our dependence on a small number of larger customers could expose us to the risk of substantial losses if a single large customer stops purchasing our products, purchases fewer of our products or goes out of business and we cannot find substitute customers on equivalent terms. If any of our significant customers reduces the quantity of the products it purchases from us or stops purchasing from us, our net revenues could be materially and adversely affected. Therefore, the success of our business in the future depends on our effective marketing efforts to expand our distribution network in the PRC in an effort to increase our geographic penetration. The success of expansion will depend upon many factors, including our ability to form relationships with, and manage an increasing number of, customers and optimize our distribution network. If our marketing efforts fail to convince customers to accept our products, we may find it difficult to maintain the existing level of sales or to increase such sales. Should this happen, our net revenues would decline and our growth annual report would be severely impaired.

Our Ability to Increase Awareness of Our Brand and Develop Customer Loyalty

Our brand is integral to our sales and marketing efforts. We will promote our company brand to enhance customer recognition of our company brand; at the same time, we will increase our customers’ stickiness through our SaaS services. We believe that maintaining and enhancing our brand name recognition in a cost-effective manner is critical to achieving widespread acceptance of our electronic component products and is an important element in our effort to increase our customer base. Successful promotion of our brand name will depend largely on our marketing efforts and ability to provide reliable and quality products at competitive prices. Brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in marketing activities. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers or retain our existing customers, in which case our business, operating results and financial condition, would be materially adversely affected.

Our ability to establish and retain long-term strategic relationship with suppliers

We source our products from various suppliers, mainly including some of the top brand-name suppliers in electronic component product categories. Maintaining good relationships with these suppliers and procuring products from suppliers on favorable terms are important to the growth of our business. With the growth of our e-commerce platform, we expect we will be able to continuously provide more demand information to our suppliers. However, there can be no assurance that our current suppliers will continue to sell electronic component products to us on terms acceptable to us, or that we will be able to establish new or extend current supplier relationships to ensure a steady supply of electronic component products in a timely and cost-efficient manner. If we are unable to develop and maintain good relationships with suppliers, we may not be able to offer products demanded by our customers, or to offer them in sufficient quantities and at prices acceptable to them. In addition, if our suppliers cease to provide us with favorable pricing or payment terms or exchange privileges, our working capital requirements may increase and our operations may be materially and adversely affected. Any deterioration in our relationship with major suppliers, or a failure to timely resolve disputes with or complaints from our major suppliers, could materially and adversely affect our business, prospects and results of operations.

Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency

Because orders from SMEs are often very complicated and the order amount is small, the cost of serving them for the existing traditional business model is relatively high. We reduce our operating cost through our advanced e-commerce business model and effectively serve SMEs at an effective low cost. Our business growth is dependent on our ability to attract and retain qualified and productive employees, identify business opportunities, secure new contracts with customers and our ability to control costs and expenses to improve our operating efficiency. Our inventory costs (including third-party electronic component product purchase costs, tariffs, inbound freight and shipping costs, warehouse lease and overhead costs and business taxes) have a direct impact on our profitability. The inventory purchase costs are subject to price volatility and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products. Price increases may adversely impact our financial results. In addition, our staffing costs (including payroll and employee benefit expense) and administrative expenses also have a direct impact on our profitability. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. To the extent that the costs we are required to pay to our suppliers and our staffs exceed our estimates, our profit may be impaired. If we fail to implement initiatives to control costs and improve our operating efficiency over time, our profitability will be negatively impacted.

Our Ability to Compete Successfully

The electronic component procurement market in China is intensely competitive. We face competition from large information based B2B e-commerce companies, offline distributors, vendors, and traders of electronic components, many of which possess significant brand recognition, sales volume and customer bases, and some of which currently sell, or in the future may sell, products or services through their online service platforms. Some of our current and potential competitors have significantly greater financial, technical or marketing resources than we do. In addition, some of our competitors or new entrants may be acquired by, receive investment from or enter into strategic relationships with, well-established and well-financed companies or investors which would help enhance their competitive positions. Our failure to properly respond to increased competition and the above challenges may reduce our operating margins, market share and brand recognition, or force us to incur losses, which will have a material adverse effect on our business, prospects, financial condition and results of operations.

A Severe or Prolonged Slowdown in The Global or Chinese Economy Could Materially and Adversely Affect Our Business and Our Financial Condition

The rapid growth of the Chinese economy has slowed down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There are also concerns about the relationships between China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operation in financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs

COVID-19

The Company’s business operations may be further affected by the ongoing outbreak and spread of COVID-19 pandemic. A COVID-19 resurgence could negatively affect the execution of our sales contract and fulfilment of customer orders and the collection of the payments from customers on a timely manner. We will continue to monitor and modify the operating strategies in response to the COVID-19. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the date our consolidated financial statements are released.

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “Results of Operations”.

Net Revenue

Our net revenue is driven by changes in the number of customers, sales volume, selling price, and mix of products sold.

	For the years ended June 30,
	2023	2022	Variances	%
Sales of electronic components:
Sales of semiconductor products	88.4%	89.7%
Sales of equipment, tools and others	10.1%	9.0%
Total sales of electronic component products	98.5%	98.7%
Service commission fee	1.5%	1.3%
Total revenue	100.0%	100.0%

Number of customers for electronic component products	667	887	(220)	(24.8)%
Number of customers for services	146	164	(18)	(11.0)%
Total number of customers	813	1,051	(238)	(22.6)%

Stock-keeping unit (SKU) available for sale- Semiconductor	19,485	21,914	(2,429)	(11.1)%
Stock-keeping unit (SKU) available for sale- Equipment and tools	3,473	4,322	(849)	(19.6)%
Total SKUs	22,958	26,236	(3,278)	(12.5)%

Sales volume for semiconductor (Unit)	880,578,273	1,215,103,452	(334,525,179)	(27.5)%
Sales volume for equipment, tools and others (Unit)	38,338,204	105,362,831	(67,024,627)	(63.6)%
Total sales volume of electronic component products	918,916,477	1,320,466,283	(401,549,806)	(30.4)%

Average selling price of semiconductor	$0.22	$0.21	$0.01	4.8%
Average selling price of equipment, tools and others	$0.57	$0.25	$0.32	128.0%

Revenues from sales of electronic component products accounted and 98.5% and 98.7% of our total revenues for the fiscal years ended June 30, 2023 and 2022, respectively. Electronic component products sold to customers by us fall into two categories: (i) semiconductor products and (ii) electronic equipment, tools and other products. Our semiconductor products primarily include various integrated circuit, power/circuit protection, discretes, passive components, optoelectronics/electromechanical and our equipment, tools and other electronic component products primarily include various MRO, and design tools.

Total SKUs sold to customers decreased by 12.5% from 26,236 different products in fiscal year 2022 (including 21,914 different variety of semiconductor products and 4,322 different variety of equipment and tools products) to 22,958 different products in fiscal year 2023(including 19,485 different variety of semiconductor products and 3,473 different variety of equipment and tools products). The decrease in variety of product offerings reflected the decreased demand from the end of customers as some of them had stocked up heavily in last fiscal year and still carried over comparatively high inventories. Thus, the number of customers for our electronic component products decreased by 24.8% from 887 customers in fiscal year 2022 to 667 customers in fiscal year 2023. We also count the number of the repeat customers, measured by the number of the customers who made orders in the current period with transaction records with us in the last five fiscal years. And the number of the repeat customers in fiscal year 2023 was 549, and the repeat customers accounted for 67.5% of the total customers for the years ended June 30, 2023 while the repeat customers accounted for only 58.0% in fiscal year 2022. Our customers are mainly SMEs who rely on our e-commerce platform for one-stop procurement, as well as the add-on services to lower the total cost of procurement conducted by themselves. Even though the electronics industry is subject to short product life cycles, fast changing product trends, constantly evolving technologies and customers with frequent purchase needs, our relatively short inventory turnover period and the large number of the SKUs enable us to satisfy our customers’ frequent, changing, and various demands and further to maintain a long-term business relationship with our customers. Therefore, the increasing percentage of the repeat customers reflected the increasing high satisfactions and loyalty of our existing customers who made orders on our platform, as one of the indicators of the performance of our services and business. Our management references to the number of repeat customers to monitor our customers’ satisfaction levels and takes it into consideration for the future development of the business. On the other hand, the average selling price of semiconductor products increased by $0.01 per unit or 4.8%, and average selling price of equipment and tool products increased by $0.32 per unit or 128.0% per unit, when comparing fiscal year 2023 to fiscal year 2022. These combined factors led to a 26.3% decrease in our total revenue from sales of electronic component products from fiscal year 2022 to fiscal year 2023.

Service commission fee revenue from providing customs clearance, temporary warehousing, and logistic and shipping services to customers accounted for 1.5% and 1.3% of our total revenues for the fiscal years ended June 30, 2023 and 2022, respectively. We earn a commission fee ranging from 0.15% to 1.5% based on the value of the merchandise that customers purchase from suppliers and such commission fee is not refundable. Number of customers for our services decreased by 11.0% from 164 customers in fiscal year 2022 to 146 in fiscal year 2023 as some customers reduced their plan of importing the electronic components and temperately stop using our fulfilment service as the reduce demands.

Gross Profit

Gross profit is equal to net revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (third-party products purchase price, tariffs, inbound freight costs, warehouse lease and overhead costs and business taxes) and sales taxes. Cost of goods sold generally changes as affected by factors including the availability of the third-party products in the market, the purchase price of third-party products, sales volume and product mix changes. Our cost of revenues accounted for 97.5% and 97.3% of our total revenue for the fiscal years 2023 and 2022, respectively.

Our gross margin was 2.5% for fiscal year 2023, a decrease by 0.2% from gross margin of 2.7% in fiscal year 2022 Our gross profit and gross margin is affected by sales of different product mix during each reporting period. Our gross margin increases when more revenue comes from products with lower costs and higher margin, while our gross margin decreases when more revenue comes from products with higher costs and lower margin. In fiscal year 2023, we earned more revenue from products with higher costs and lower margin. These factors led to the decrease in our gross profit and in gross margin. See detailed discussion under “Results of Operation”.

Operating Expenses

Our operating expenses consist of selling expenses, and general and administrative expenses.

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, warehouse rental expense, shipping and delivery expenses, tariff expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses.

Our selling expenses accounted for 1.0% and 0.6% of our total revenue for the years ended June 30, 2023 and 2022, respectively. Our selling expenses in terms of our total revenue increased from 0.6% in fiscal year 2022 to 1.0% in fiscal year 2023, although due to decreased total revenue, in terms of dollar amount, our total selling expenses increased by $60,207 or 3.1% in the fiscal year 2023 compared to the fiscal year 2022, and the increase was largely due to the increase of depreciation and amortization expense due to the leased offices and warehouse recognized as right of used assets as well as the increase of the sales promotion expenses. Nevertheless, if we continue to expand our business and promote our products to customers located at extended geographic areas, we still expect our overall selling expenses, including but not limited to, brand promotion expenses and salaries, to increase in the foreseeable future and facilitate the growth of our business.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation and amortization, bad debt reserve expenses, office supply and utility expenses, business travel and meals expenses, and professional service expenses. General and administrative expenses were 1.1% and 0.9% of our revenue for the years ended June 30, 2023 and 2022, respectively. Our general and administrative expenses in terms of our total revenue increased from 0.9% in fiscal year 2022 to 1.1% in fiscal year 2023, however, as the total revenue decreased by 26.2%, our total general and administrative expenses decreased by $85,837 or 3.4% in terms of dollar amount, in the fiscal year 2023 compared to the fiscal year 2022, and the decrease was largely due to the decrease of the salary and payroll expense. However, we expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2023 and 2022

The following table summarizes our operating results as reflected in our statements of income during the fiscal years ended June 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the years ended June 30,
	2023		2022		Variances
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Revenues
Sales of electronic components	$211,123,155	98.5%	$286,539,736	98.7%	$(75,416,581)	(26.3)%
Service commission fee	3,282,071	1.5%	3,836,635	1.3%	(554,564)	(14.5)%
Total revenue	214,405,226	100.0%	290,376,371	100.0%	(75,971,145)	(26.2)%
Cost of revenues	209,112,615	97.5%	282,561,907	97.3%	(73,449,292)	(26.0)%
Gross profit	5,292,611	2.5%	7,814,464	2.7%	(2,521,853)	(32.3)%

Operating expenses
Selling expenses	1,991,992	1.0%	1,931,785	0.6%	60,207	3.1%
General and administrative expenses	2,425,587	1.1%	2,511,424	0.9%	(85,837)	(3.4)%
Total operating expenses	4,417,579	2.1%	4,443,209	1.5%	(25,630)	(0.6)%
Income from operations	875,032	0.4%	3,371,255	1.2%	(2,496,223)	(74.0)%

Other income (expenses)
Interest expenses, net	(567,915)	(0.3)%	(356,624)	(0.1)%	(211,291)	59.0%
Income from short-term investment	14,748	0.0%	30,775	0.0%	(16,027)	(52.1)%
Foreign exchange gain	1,788,870	0.8%	301,133	0.1%	1,487,737	494.0%
Subsidy income	125,125	0.1%	213,741	0.1%	(88,616)	(41.5)%
Other income(expenses) net	(219,020)	(0.1)%	(197,945)	(0.1)%	(21,075)	10.6%
Loss due to the termination of VIE agreements	-	-	(205,249)	(0.1)%	205,249	100%
Total other income (expenses)	1,141,808	0.5%	(214,169)	(0.1)%	1,355,977	(633.1)%
Income before income tax provisions	2,016,840	0.9%	3,157,086	1.1%	(1,140,246)	(36.1)%
Provision for income taxes	265,670	0.1%	587,276	0.2%	(321,606)	(54.8)%
Net income	$1,751,170	0.8%	$2,569,810	0.9%	$(818,640)	(31.9)%

Revenue. Total revenue decreased by $75,971,145, or 26.2%, to $214,405,226 for the fiscal year 2023 from $290,376,371 for the fiscal year 2022. The decrease was largely attributable to reduced demands from the customer as they had stocked up heavily in last fiscal year and still carried over comparatively high inventories in fiscal year 2023.

	For the years ended June 30,
	2023		2022		Variances
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Revenues
Sales of electronic components
Revenue from sales of semiconductor	$189,388,293	88.4%	$260,448,624	89.7%	$(71,060,331)	(27.3)%
Revenue from sales of equipment, tools and others	21,734,862	10.1%	26,091,112	9.0%	(4,356,250)	(16.7)%
Subtotal of sales of electronic component products	211,123,155	98.5%	286,539,736	98.7%	(75,416,581)	(26.3)%
Service commission fee	3,282,071	1.5%	3,836,635	1.3%	(554,564)	(14.5)%
Total revenue	$214,405,226	100.0%	$290,376,371	100.0%	$(75,971,145)	(26.2)%

(1) Revenue from sales of electronic component products

Revenue from sales of electronic components decreased by $75,416,581 or 26.3%, from $286,539,736 for the fiscal year 2022 to $211,123,155 for the fiscal year 2023.

Our electronic component products sold to customers fall into two categories: semiconductor products and electronic equipment, tools and other products.

	For the Years Ended June 30,
	2023	2022
Sales of electronic components products:
Semiconductor:
Integrated Circuits	$36,208,767	$155,134,814
Power/Circuit Protection	13,902,350	15,971,800
Discretes	16,047,821	23,071,808
Passive Components	99,326,417	25,110,572
Optoelectronics/Electromechanical	8,535,997	12,056,185
Other semiconductor products	15,366,941	29,103,445

Equipment, tools and others:
Equipment	10,102,545	8,745,020
Tools and others	11,632,317	17,346,092
Total sales of electronic components products	211,123,155	286,539,736
Service commission fees	3,282,071	3,836,635
Total revenue	$214,405,226	$290,376,371

Our semiconductor products primarily include various integrated circuit, power/circuit protection, discretes, passive components, optoelectronics/electromechanical, etc. Total SKUs of semiconductor products available to be sold to customers decreased by 2,429 SKUs, or 11.1% from 21,914 different SKUs in fiscal year 2022 to 19,485 SKUs in fiscal year 2023. The decrease in product offerings reflected the decreased demands of the customers and decrease our sales volume of semiconductor products by 27.5% or 334.5 million units, from 1,215 million units of various semiconductor products sold in fiscal year 2022 to 880.6 million units of various semiconductor products sold in fiscal year 2023. Number of customers decreased by 24.8% from 887 (including 475 repeat customers and 412 new customers) in fiscal year 2022 to 667 (including 418 repeat customers and 249 new customers) in fiscal year 2023. Sales to repeat customers accounted for approximately 87% and 77% of the total revenue, while sales to new customers accounted for approximately 13% and 23% of the total revenue for the years ended June 30, 2023 and 2022, respectively. On the other hand, in terms of average selling price, due to changes in product mix sold, average selling price of semiconductor products increased by $0.01 per unit or 4.8%, from $0.21 per unit in fiscal year 2022 to $0.22 per unit in fiscal year 2023, which offset the decrease of the sales of semiconductor products. These combined factors led to a decrease in sales of semiconductor products by $ $71,060,331 or 27.3%, from $260,448,624 in fiscal year 2022 to $189,388,293 in fiscal year 2023.

Our equipment, tools and other electronic component products primarily include various MROs, and design tools, etc. Total SKUs of equipment and tools available to be sold to customers decreased by 849 SKUs, or 19.6% from 4,322 different SKUs in fiscal year 2022 to 3,473 SKUs in fiscal year 2023. The decrease in variety of our equipment, tools and other electronic component products sold reflected the decreased demand from the customers on the equipment, tools and other electronic component products. As a result, our sales volume of equipment and tools product decreased by 63.6% or 67.0 million units, from 105.4 million units of various equipment and tools products sold in fiscal year 2022 to 38.3 million units of various equipment and tools products sold in fiscal year 2023. On the other hand, in terms of average selling price, due to changes in product mix sold, average selling price of equipment and tools products increased by $0.32 per unit or 128.0%, from $0.25 per unit in fiscal year 2022 to $0.57 per unit in fiscal year 2023, which offset the decrease of the sales of equipment, tools and other electronic component products. These combined factors led to a decrease in sales of equipment and tools products by $ 4,356,250 or 16.7%, from $26,091,112 in fiscal year 2022 to $21,734,862 in fiscal year 2023.

For our sales of electronic component products, for the fiscal years ended June 30, 2023 and 2022, the number of our repeat customers were 418 and 475, respectively. Sales to repeat customers accounted for approximately 87% and 77% of the total revenue, while sales to new customers accounted for approximately 13% and 23% of the total revenue for the years ended June 30, 2023 and 2022, respectively. The average purchase amount per customer for our electronic component products was $323,044 per customer in fiscal year 2022, decreased by approximately 2.0% from $316,526 per customer in fiscal year 2023. By provided one stop solutions to our customers, we enhance our client loyalty. The repeat customers accounted for 62.7% and 53.6% of the total customers for the years ended June 30, 2023 and 2022.

The product mix change is driven by the market conditions. As we adjust our product mix from time to time based on market demands which had driven the increase in average selling price during fiscal years ended June 30, 2023, we are unable to predict with reasonable certainty whether such price increase will continue to be a trend or whether such price will decrease. If it is, in either case, we do not believe it is likely to have a material impact on future operating results or financial condition because the variety of the SKUs we provide can minimize the impact of the price increase or decrease and product costs and other factors that contribute to our future operating results will may offset such an increase or decrease in response to the market conditions.

(2) Service commission fees

Service commission fees decreased by $554,564 or 14.5%, to $3,282,071 for the fiscal year 2023 from $3,836,635 for the fiscal year 2022.

We provide customs clearance when customers purchase electronic component products directly from overseas suppliers, as well as temporary warehousing, and logistic and shipping services after the customs clearance. We earn a commission fee ranging from 0.15% to 1.5% based on the value of the merchandise that customers purchase from suppliers, and such commission fee is not refundable. Number of customers for our services decreased by 11.0% from 164 customers in fiscal year 2022 to 146 in fiscal year 2023 and the total merchandise value involved in the transactions decreased, as a result, our service commission fee earned decreased by 14.5% from fiscal year 2022 to fiscal year 2023.

Cost of Revenues. Our cost of revenues primarily consists of third-party products purchase price, tariffs associated with import products from overseas suppliers, inbound freight costs, warehousing and overhead costs and business taxes. Cost of revenue generally changes as affected by factors including the availability of the third-party products in the market, the purchase price of third-party products, sales volume and product mix changes.

The following table sets forth the breakdown of our cost of revenues for the fiscal years ended June 30, 2023 and 2022:

	For the years ended June 30,
	2023		2022
	Amount	% of total cost	Amount	% of total cost	Variances	%
Third-party products purchase costs	$206,892,634	98.9%	$280,269,194	99.2%	$(73,376,560)	(26.2)%
Tariffs	1,220,804	0.7%	1,188,816	0.5%	31,988	2.7%
Inbound shipping and delivery costs	474,543	0.2%	589,291	0.2%	(114,748)	(19.5)%
Warehouse lease and overhead costs	446,621	0.2%	412,681	0.1%	33,940	8.2%
Business taxes	78,013	0.0%	101,924	0.0%	(23,911)	(23.5)%
Total cost of revenues	$209,112,615	100.0%	$282,561,907	100.0%	$(73,449,292)	(26.0)%

Total cost of revenue decreased by $73,449,292, or 26.0%, from $282,561,907 in fiscal year 2022 to $209,112,615 in fiscal year 2023. The decrease in our cost of revenue was largely attributable to decreased third-party product purchase costs by $73,376,560 or 26.2% which was in line with the decrease of the revenue.

Cost of revenue related to tariffs associated with our purchase of products from overseas suppliers increased by $31,988 or 2.7%, from $1,188,816 in fiscal year 2022, to $1,220,804 in fiscal year 2023, due to increased purchases of low-tariff electronic components from the overseas suppliers as the product mix changed.

Cost of revenue related to warehouse lease and overhead costs slightly increased by $33,940 or 8.2%, because of slightly increase of the lease of warehouse.

Cost of revenue related to inbound shipping and delivery of purchased third-party products to our warehouse decreased by $114,748 or 19.5% and business taxes decreased by $23,911 when comparing fiscal year 2023 to fiscal year 2022 due to decrease of the sales volume.

Gross profit

Our gross profit decreased by $2,521,853 or 32.3%, from $7,814,464 in fiscal year 2022 to $5,292,611 in fiscal year 2023. Our gross margin decreased by 0.2%, from 2.7% in fiscal year 2022 to 2.5% in fiscal year 2023. Our gross profit and gross margin were affected by changes in selling price and third-party product purchase costs, changes in sales volume and the sales of different product mix during each reporting period. Our gross margin decrease in the period is primarily attributable to the increase in the average third party product purchase cost per unit. In addition, our gross profit and gross margin is also affected by sales of different product mix during each reporting period. In fiscal year 2023, we earned more revenue from products with higher costs and lower margin. Our average third party purchased cost per unit increased by 9.52% from $0.21 per unit for the electronic components for the fiscal year 2022 to $0.23 per unit for fiscal year 2023. These factors led to the decrease in our costs of revenue and decrease in our gross profit and gross margin.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended June 30, 2023 and 2022:

	For the years ended June 30,
	2023		2022		Variances
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Total revenues:	$214,405,226	100.0%	$290,376,371	100.0%	$(75,971,145)	(26.2)%
Operating expenses:
Selling expenses	1,991,992	1.0%	1,931,785	0.6%	60,207	3.1%
General and administrative expenses	2,425,587	1.1%	2,511,424	0.9%	(85,837)	(3.4)%
Total operating expenses	$4,417,579	2.1%	$4,443,209	1.5%	$(25,630)	(0.6)%

Selling expenses

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, office rental expense, shipping and delivery expenses, customs clearance, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses.

	For the years ended June 30,
	2023		2022		Variances
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses	$911,762	45.8%	$893,879	46.3%	$17,883	2.0%
Lease expense	62,255	3.1%	129,832	6.7%	(67,577)	(52.0)%
Shipping and delivery expenses	416,660	20.9%	445,840	23.1%	(29,180)	(6.5)%
Sales promotion	170,087	8.5%	193,787	10.0%	(23,700)	(12.2)%
Business travel and meals expenses	41,009	2.1%	44,208	2.3%	(3,199)	(7.2)%
Tariffs	26,256	1.3%	56,425	2.9%	(30,169)	(53.5)%
Utility and office expenses	138,946	7.0%	125,537	6.5%	13,409	10.7%
Depreciation and amortization	151,980	7.6%	34,218	1.8%	117,762	344.2%
Other sales promotion related expenses	73,037	3.7%	8,059	0.4%	64,978	806.3%
Total selling expenses	$1,991,992	100.0%	$1,931,785	100.0%	$60,207	3.1%

Our selling expenses increased by $60,207 or 3.1%, from $1,931,785 for fiscal year 2022 to $1,991,992 for fiscal year 2023, primarily attributable to that (i) Salary and employee benefit expenses increased by 17,883 or 2.0% from 893,879 in fiscal year 2022 to 911,762 in fiscal year 2023 because of the increase of stock-based compensation expenses of our sales team; that (ii) depreciation and amortization increased mainly due to the increased amount of the right of used assets; and that(iii) utility and office expenses increased by $13,409 or 10.7% from $125,537 in fiscal year 2022 to $138,946 in fiscal year 2023, primarily because of the inflation of the office utilities expense. The increase was offset by that (i) lease expense decreased by 67,577 or 52.0% due to that all the leased offices and warehouse with lease terms over 12 months was classified as right of used assets and those related lease payments were no longer treated as lease expense; that (ii) Shipping and delivery expenses decreased by $29,180 or 6.5% due to reduced deliveries required for the decreased sales orders; (iii) sales promotion expenses decreased by $23,700 or 12.2%, because less sales discount and sales promotion activities were offered to the customers; (iv) customs clearance expenses or tariffs decreased by $30,169 or 53.5%, because of decreased purchase of electronic components from overseas suppliers. These above-mentioned factors combined led to the increase in our selling expenses in fiscal year 2023 as compared to fiscal year 2022. As a percentage of revenues, our selling expenses accounted for 1.0% and 0.6% of our total revenue for the years ended June 30, 2023 and 2022, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation and amortization, bad debt reserve expenses, office supply and utility expenses, business travel and meals expenses, and professional service expenses.

	For the years ended June 30,
	2023		2022		Variances
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses	$895,118	36.9%	$1,067,349	42.5%	$(172,231)	(16.1)%
Stock-based compensation expenses	80,135	3.3%	43,301	1.7%	36,834	85.1%
Rent expense	1,601	0.1%	73,922	3.0%	(72,321)	(97.8)%
Depreciation and amortization	215,667	8.9%	141,449	5.7%	74,218	52.5%
Bad debt reserve expenses	(93,231)	(3.8)%	(23,977)	(1.0)%	(69,254)	288.8%
Transportation, travel and meals expenses	119,876	4.9%	88,503	3.5%	31,373	35.4%
Office supply and utility expenses	149,088	6.1%	49,754	2.0%	99,334	199.6%
Professional service fee	426,034	17.6%	387,176	15.4%	38,858	10.0%
Bank charges	101,090	4.2%	148,155	5.9%	(47,065)	(31.8)%
Insurance	92,948	3.8%	5,616	0.2%	87,332	1555.1%
Research and development expenses	437,261	18.0%	530,144	21.1%	(92,883)	(17.5)%
Others	-	0.0%	31	0.0%	(31)	(100.0)%
Total general and administrative expenses	$2,425,587	100.0%	$2,511,424	100.0%	$(85,837)	(3.4)%

Our general and administrative expenses decreased by $85,837 or 3.4% from $2,511,424 in fiscal year 2022 to $2,425,587 in fiscal year 2023, primarily attributable to that (i) Salary and employee benefit expenses decreased by 172,231 or 16.1% due to the reduced headcount of staffs and the decreased bonus granted to employees; that(ii) rent expense decreased by 72,321 or 97.8% due to that all the leased offices and warehouse with lease terms over 12 months was classified as right of used assets and those related lease payments were no longer treated as lease expense; that(iii) bad debt reserve expenses decreased by 69,254 or 288.8% due to more reversal of bad debt provision as a result of the recovery of the long-aged accounts receivables; that (iv) the bank charge decreased by $47,065 or 31.8%, mainly due to less charges for foreign exchange currency purchases in PRC banks and wire transfer payments to offshore banks; and (v) that our research and development expenses decreased by $92,883 or 17.5%, due to the less maintenance to make in the reach and development of our online platform. The decrease was offset by that (i) stock-based compensation expenses increased by 36,834 or 85.1% due to more option matured in fiscal year 2023; (ii) depreciation and amortization decreased mainly due to the increased amount of the right of used assets; that(iii) transportation, travel and meals expenses increased by 31,373 or 35.4% due to more traveling to promote our brands and to meet with our investors or clients; that(iv) utility and office expenses increased by $99,334 or 199.6% primarily because of the inflation of the office utilities expense; that(v) professional service fee increased due to more payment was paid to the consultants for the cooperate funding and business restructures and that(vii) insurance expenses increased by 87,332 or 1555.1% due to the purchase of insurance for directors and officers. The overall decrease in our general and administrative expenses in fiscal year 2023 as compared to fiscal year 2022 reflected the above-mentioned factors combined. As a percentage of revenues, general and administrative expenses were 1.1% and 0.9% of our revenue for the years ended June 30, 2023 and 2022, respectively.

Other income (expenses)

Other income (expenses) primarily included interest income, interest expenses, foreign exchange gain or loss, government subsidiary income, gain or loss from disposal of fixed assets, other non-operating income or expenses.

	For the years ended June 30,
	2023	2022	Variances
	Amount	Amount	Amount	%
Interest expense	$(567,915)	$(356,624)	$(211,291)	59.2%
Interest from short-term investment	14,748	30,775	(16,027)	(52.1)%
Foreign transaction gain	1,788,870	301,133	1,487,737	494.0%
Government subsidy	125,125	213,741	(88,616)	(41.5)%
Other expense	(219,020)	(197,945)	(21,075)	10.6%
Loss due to the termination of VIE agreements	—	(205,249)	205,249	—%
Total Other income (expense), net	$1,141,808	$(214,169)	$1,355,977	(633.1)%

Total other income (expense) increased by $1,355,977 from net other expense of $214,169 in fiscal year 2022 to net other income of $1,141,808 in fiscal year 2023. The increase was attributable to the following factors:

(i)	Foreign exchange gain increased by $1,487,737 or 494.0%, from $301,133 in fiscal year 2022 to $1,788,870 in fiscal year 2023, due to more exchange gain derived from the favorable USD and other currency exchange rates against RMB on our foreign currency denominated account receivables.

(ii)	Interest expenses on our short-term bank loans, notes payable and third-party loan increased by $211,291 from $356,624 in fiscal year 2022 to $567,915 in fiscal year 2023 due to the increased interest rates for debts and borrowing in USD.

(iii)	Interest from short-term investment decreased by $16,027, from $30,775 in fiscal year 2022 to $14,748 in fiscal year 2022. Our investment income was generated from our short-term investment to purchase interest-bearing wealth management financial products from the PRC banks to earn interest income. The decrease in our investment income was largely due to lower average short-term investment we held with PRC banks during the fiscal year 2023 as compared to the fiscal year 2022.

(iv)	Government subsidy primarily includes local government’s subsidy in terms of tax refund and interest expense subsidy to encourage import and export business activities and support technology enterprises engaged in e-commerce business like us. Total government subsidies amounted to $125,125 and $213,741 for the years ended June 30, 2023 and 2022, respectively. The decrease of $88,616 or 41.5% was mainly due to less refund and interest expense subsidy granted by the government related to the policies in relation to the Covid-19.

(v)	On December 10, 2021, we terminated the VIE agreements with Pai Ming Shenzhen and we recorded a loss of $205,249 in fiscal year 2022 from the termination of VIE agreements with Pai Ming Shenzhen in connection with our restructuring of our legal structure.

(vi)	Other expense primarily included the amortized deferred financing expense and bank interest for the deposit in the banks. The other expense increased mainly due to more deferred financing expense was amortized in fiscal year 2023 as compared to fiscal year 2022.

Provision for Income Taxes

Our provision for income taxes was $265,670 in fiscal year ended June 30, 2023, a decrease of $321,606 or 54.8%, from $587,276 in fiscal year ended June 30, 2022 due to our decreased taxable income of our major operating entities Hjet Supply Chain, Ehub, ICZOOM HK and Hjet HK.

Net Income

As a result of the foregoing, we reported a net income of $1,751,170 for the fiscal year ended June 30, 2023, representing a $818,640 decrease from the net income of $2,569,810 for the fiscal year ended June 30, 2022.

B. Liquidity and capital resources

Under the PRC laws, an offshore company may choose to transfer funds to its PRC subsidiaries via an increase in the registered capital of the onshore company or a shareholder loan to the onshore company. We transfer offshore cash to our direct onshore PRC subsidiary, ICZOOM WFOE, via increasing the registered capital of ICZOOM WFOE. According to the relevant PRC regulations on foreign-invested enterprises, capital contributions from a foreign shareholder to our PRC subsidiary is subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with a local bank authorized by the State Administration of Foreign Exchange, as well as registration with the local branch of the State Administration for Market Regulation, or the SAMR, by such PRC subsidiary.

Our offshore company principally relies on dividends distributions from our PRC subsidiaries. Current PRC regulations permit our PRC subsidiaries to pay dividends to shareholders only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations. Additionally, our PRC subsidiaries may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain statutory reserve funds, until such time as the accumulative amount of such fund reaches 50% of the company’s registered capital. Upon contribution to the statutory reserves using its after-tax profits, each of such PRC subsidiaries may also make further contribution to the discretionary reserve funds using its after-tax profits in accordance with a resolution of the shareholders meeting. These reserves are not distributable as cash dividends.

The restricted net assets were the total book value of the share capital, additional paid-in capital and statutory reserve which were not allowed to transfer to the shareholders in the forms of dividends.

Please see the following table of the breakdown of cash and restricted cash and short-term investment in different jurisdictions:

	As of June 30,
	2023	2022	2021
Cash and Restricted cash
Cayman Islands	$40,957	$—	$—
Hong Kong	659,145	872,577	528,997
PRC	5,713,265	2,079,446	6,279,193
Total	$6,413,367	$2,952,023	$6,808,190
Short-term Investments
Cayman Islands	$—	$—	$—
Hong Kong	—	—	—
PRC	—	1,490	928,800
Total	$—	$1,490	$928,800

Cash Flows for the Year Ended June 30, 2023 Compared to the Year Ended June 30, 2022

As of June 30, 2023, we had $6,413,367 in cash and restricted cash on hand as compared to $2,952,023 as of June 30, 2022.

We also had $76,690,246 in accounts receivable. Our accounts receivable primarily include balance due from customers for our electronic component products sold and delivered to customers. As of the date of this annual report, 100.0% or $76.1 million, of our net accounts receivable balance as of June 30, 2022 has been subsequently collected. As of June 30, 2021, no single customer accounted for more than 10% of the total accounts receivable balance. We normally grant our customers 90 days payment terms. Some of our customers have required longer payment terms due to their longer payment processing procedures related to the COVID-19 outbreak and impact; As a result, 0.4% of accounts receivable as of June 30, 2023, approximately $0.2 million were past due with the age over 6 months. However, we believe that they are unlikely to default because of our long-term business relationships with them and our belief that the collectability risk is low based on our historical experience and collection history with them. As of June 30, 2023, 99.6% of our outstanding accounts receivable aged below six months. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrue additional allowances if necessary. Allowance for doubtful accounts amounted to nil and $99,003 as of June 30, 2023 and 2022, respectively. The net change of allowance for doubtful accounts amounted to -$99,003 from June 30, 2022 to June 30, 2023. The allowance is determined based on individual customer financial health analysis, historical collection trend and management’s best estimate of specific losses on individual exposures. As of the date of our 2023 consolidated financial statements were issued, we have collected approximately $48.4 million or 63.1% of the June 30, 2023 outstanding accounts receivable.

The following table summarizes our accounts receivable (“AR”) and subsequent collection by aging bucket as of June 30, 2023:

	As of June 30, 2023	Subsequent collection	% of collection
AR aged less than 6 months	$76,401,424	48,068,811	62.9%
AR aged from 7 to 12 months	288,822	288,822	100.0%
Accounts Receivable	$76,690,246	48,357,633	63.1%

The following table summarizes our accounts receivable and subsequent collection by aging bucket as of June 30, 2022:

	As of June 30, 2022	Subsequent collection	% of collection
AR aged less than 6 months	$74,233,261	74,233,261	100.0%
AR aged from 7 to 12 months	1,886,038	1,886,038	100.0%
Accounts Receivable	$76,119,299	76,119,299	100.0%

As of June 30, 2023, our inventory balance amounted to $833,858 primarily consisting of finished electronic component products we purchased from third-party suppliers, which we believe can be sold quickly based on the analysis of the current trends in demand for our products. We also had advances to suppliers of $1,608,941, representing our prepayment to various suppliers to lock the purchase of electronic component products at favorable prices. Approximately 86.2% or $1.4 million of the June 30, 2023 advance to suppliers balance has been realized as of the date the Company’s financial statements for the years ended June 30, 2023 were issued.

As of June 30, 2023, we had outstanding accounts payable (“AP”) of $51,127,328, representing balance due to suppliers for purchase of electronic components products. We normally have 90 days to 180 days payment terms with our suppliers for credit purchases. However, as a result of the financial challenges posed by the COVID-19 pandemic, we have recently negotiated with some large suppliers to extend the payment terms from 180 days to 270 days. As of the date the Company’s financial statements for the years ended June 30, 2023 were issued, we have settled approximately $36.1 million or 70.7% of the June 30, 2023 outstanding accounts payable.

The following table summarizes the Company’s outstanding AP as of June 30, 2023 and subsequent settlement by aging bucket:

	Balance as of June 30, 2022	Subsequent settlement	% of collection
Accounts payable aged less than 6 months	$50,049,201	35,071,648	70.1%
Accounts payable aged from 7 to 12 months	1,078,127	1,078,127	100.0%
Total accounts payable	$51,127,328	36,149,775	70.7%

The following table summarizes the Company’s outstanding AP as of June 30, 2022 and subsequent settlement by aging bucket:

	Balance as of June 30, 2022	Subsequent settlement	% of collection
Accounts payable aged less than 6 months	$59,541,103	59,541,103	100.0%
Accounts payable aged from 7 to 12 months	17,640	17,640	100.0%
Total accounts payable	$59,558,743	59,558,743	100.0%

As of June 30, 2023, we had deferred revenue of $ 1,671,353, which represents payments of products we had received in advance prior to delivery of the products to customers and fully satisfying our performance obligation. Such amount is expected to be fully recognized as revenue in the fiscal year 2023.

As of June 30, 2023, we had outstanding bank loans of approximately $14.0 million borrowed from banks in the PRC. We expect that we will be able to renew all of our existing bank loans upon their maturity based on past experience and our good credit history. In addition to the current borrowings, subsequently, we borrowed additional $11.1 million loans from various PRC banks and repaid approximately $10.6 million loans upon loan maturity up to the date of the Company’s consolidated financial statements were released.

As of June 30, 2023, our working capital amounted to $14,631,027. We intend to finance our future working capital requirements from cash generated from operating activities, bank borrowings and financial support from related parties. However, we may seek additional financings, to the extent required, and there can be no assurances that such financing will be available on favorable terms or at all.

Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for us to meet our future liquidity and capital requirement for at least 12 months from the date of this filing.

The following table sets forth summary of our cash flows for the periods indicated:

	For the years ended June 30,
	2023	2022
Net cash provided by (used in) operating activities	$(3,751,832)	$138,550
Net cash provided by (used in) investing activities	(144,227)	863,719
Net cash provided by (used in) financing activities	8,749,216	(3,495,874)
Effect of exchange rate fluctuation on cash and restricted cash	(1,391,813)	(1,362,562)
Net increase (decrease) in cash and restricted cash	3,461,344	(3,856,167)
Cash and restricted cash at beginning of year	2,952,023	6,808,190
Cash and restricted cash at end of year	$6,413,367	$2,952,023

Operating Activities

Net cash used in operating activities was $3,751,832 for the fiscal year ended June 30, 2023, which primarily consisted of the following:

●	Net income of $1,751,170 for the fiscal year 2023.

●	A decrease in notes receivable of $18,000 because we substantially collected the 2023 notes receivable from customers in fiscal year 2022. Our notes receivable represent receivables that have been arranged with third-party financial institutions by certain customers to settle their purchases from us. These receivables are non-interest bearing and are collectible within six to twelve months.

●	An increase in accounts receivable of $ 3,711,373. The increase was due to delayed payment from the customers for the June 30, 2023 account receivables payments. All of accounts receivable balance as of June 30, 2022 has been collected and approximately 63.1% of accounts receivable balance as of June 30, 2023 has been collected as of October, 2023. The collected accounts receivable is available cash, which can be used as working capital for our business operation, if necessary.

●	A decrease in accounts payable of $6,364,245. Due to our decreased sales in fiscal year 2023, we decreased the purchase of electronic component products from various suppliers with payment terms ranging from three to six months. We make payment to suppliers based on payment terms and upon receiving the invoices from suppliers. 70.7% of accounts payable balances as of June 30, 2023 has been fully settled as of the date of this annual report.

●	A decrease in deferred revenue of $1,832,960. Our customers are typically required to make certain prepayment to us before we purchase products from suppliers. We record such prepayment as deferred revenue because our performance obligation associated with delivery of products to customers had not been satisfied as of the balance sheet date.

●	An decrease in advances to suppliers of $5,004,076 due to the less purchase required prepayment to the suppliers in fiscal year 2023.

●	An increase in taxes payable of $421,057 due to increased value added taxe payables.

Net cash provided by operating activities was $138,550 for the fiscal year ended June 30, 2022, which primarily consisted of the following:

●	Net income of $ 2,569,810 for the fiscal year 2022.

●	An increase in accounts receivable of $ 9,211,978. The increase was due to increased sales of our electronic component products in fiscal year 2022. Approximately 99.8% of accounts receivable balance as of June 30, 2021 has been collected and approximately 100.0% of accounts receivable balance as of June 30, 2022 has been collected as of the date of this annual report. The collected accounts receivable is available cash, which can be used as working capital for our business operation, if necessary.

●	An increase in accounts payable of $5,179,267. Due to our increased sales in fiscal year 2021, we increased the purchase of electronic component products from various suppliers with payment terms ranging from three to six months. We make payment to suppliers based on payment terms and upon receiving the invoices from suppliers. Approximately 100.0% of accounts payable balances as of June 30, 2022 has been settled as of the date of this annual report.

●	A decrease in deferred revenue of $ 1,632,254. Our customers are typically required to make certain prepayment to us before we purchase products from suppliers. We record such prepayment as deferred revenue because our performance obligation associated with delivery of products to customers had not been satisfied as of June 30, 2022.

●	An increase in taxes payable of $454,963 due to the increased income tax to be paid.

Investing Activities

Net cash used in investing activities amounted to $144,227  for the fiscal year ended June 30, 2023, primarily consisting of purchase of property and equipment of $81,913, purchase of intangible assets of $63,698, an increase in short-term investment $4,125,704 to purchase interest-bearing wealth management financial products from PRC banks to earn interest income, offset by a collection of $4,127,088 short-term investments proceeds upon maturity.

Net cash provided by investing activities amounted to $863,719 for the fiscal year ended June 30, 2022, primarily consisting of purchase of property and equipment of $22,218, proceeds from disposal of equipment of 3,096, purchase of intangible assets of $9,669, an increase in short-term investment $20,025,600 to purchase interest-bearing wealth management financial products from PRC banks to earn interest income, offset by a collection of $20,918,110 short-term investments proceeds upon maturity.

Financing Activities

Net cash provided by financing activities amounted to $8,749,216 for the year ended June 30, 2023, primarily consisting of proceeds from short-term bank loans of $30,912,118, proceeds from borrowings from related parties as working capital of $5,540,543, proceeds from borrowing from a third-party as working capital of $660,000, and proceeds from the sale of common stock, net of issuance costs of 4,433,552, offset by a repayment of short-term bank loans of $27,708,103, and a repayment of related parties borrowings of $ 4,328,894 and payment made to a third-party of $760,000.

Net cash used in financing activities amounted to $3,495,874 for the year ended June 30, 2022, primarily consisting of proceeds from short-term bank loans of $30,052,076, proceeds from notes payable of $1,500,000, proceeds from borrowings from related parties as working capital of $ 940,300 and proceeds from borrowing from third party of 962,239, offset by a repayment of short-term bank loans of $ 32,900,000 and a repayment of notes payable of $1,500,035 upon maturities, a repayment of related parties borrowings of $1,086,860, a repayment of borrowing from third party of 1,232,239 and a payment made for deferred offering costs of $231,355.

Commitments and contingencies

From time to time, we are a party to various legal actions arising in the ordinary course of business. We accrue costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the years ended June 30, 2023 and 2022, we did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on our consolidated financial position, results of operations and cash flows.

As of June 30, 2023, we had the following contractual obligations:

	Total	Less than 1 year	1 – 2 years
Contractual obligations
Repayment of short-term bank loans(1)	$14,022,523	$14,022,523	$—
Operating lease commitment(2)	1,165,083	694,722	470,361
Total	$15,187,606	$14,717,245	$470,361

(1)	As of June 30, 2023, we borrowed total of $14,022,523 short-term loans from PRC banks as working capital (including $4.1 million short-term loans from Shanghai Pudong Development Bank, $2.8 million short-term loans from Agricultural Bank of China, $2.4 million short-term loans from Industrial and Commercial Bank of China and $4.7 million short-term loans from Bank of China) with maturity date ranging from August 8, 2023 to June 27, 2024, and effective interest rate ranging from 2.58% to 6.0% per annum. Most of these short-term loans have been repaid upon maturity (see Note 11).

(2)	The Company’s PRC subsidiaries entered into operating lease agreements with landlords to lease warehouse and office space. For the years ended June 30, 2023 and 2022, total operating lease expense amounted to $432,422 and $582,631, respectively.

Subsequent after June 30, 2023, we have borrowed additional $11.1 million short-term loans from various PRC banks in total, which we believe sufficient for our current operation in the next 12 months.

As of June 30, 2023, future minimum lease payments under non-cancelable operating lease agreement are as follows:

Twelve Months ended June 30,	Lease expense
2024	694,722
2025	470,361
Total	$1,165,083

Future minimum lease payment consisted of lease future payment from lease agreements with terms that are shorter than twelve months which was not included in lease liability in balance sheet and lease liability from lease agreements with terms that are greater than twelve months which are classified as lease liability (see Note 10).

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of June 30, 2023 and 2022.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.

Holding Company Structure

We are a holding company with no material operations of our own and do not generate any revenue. We currently conduct substantially all of our operations through our wholly-owned subsidiaries in Hong Kong and China. We are permitted under PRC laws and regulations to provide funding to PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, unless we receive proceeds from future offerings, we will be dependent on receipt of funds from our Hong Kong subsidiaries, including Components Zone HK, which will be dependent on receipt of dividends from ICZOOM WFOE, which will be dependent on dividends from the Hjet Shuntong, which will be dependent on receipt of dividends from Hjet Supply Chain, which will be dependent on receipt of payments from ICZOOM Shenzhen and Hjet Logistics in accordance with the laws and regulations of the PRC and Hong Kong.

ICZOOM WFOE’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit ICZOOM WFOE to pay dividends to Components Zone HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of ICZOOM WFOE and other subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Upon contribution to the statutory reserves using its after-tax profits, each of such entity in China may also make further contribution to the discretionary reserve funds using its after-tax profits in accordance with a resolution of the shareholders meeting. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

As of the date of this Annual Report, PRC subsidiaries have not paid any dividends to the offshore companies.

C. Research and development, Patents and License, etc.

Research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the research and development activities, depreciation, and other miscellaneous expenses.

Our research and development expenses were $437,261and $530,144 for the fiscal years ended June 30, 2023 and 2022, respectively.

As we continue to develop and implement our e-commerce platform and software in order to optimize our inventory management and provide more friendly services to satisfy customer demand, we expect our research and development expenses to continue to increase in the foreseeable future.

D. Trend information

Other than as disclosed elsewhere in this Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable, useful lives of property and equipment, the realization of deferred tax assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this Annual Report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Risks and uncertainties

The main operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the economy in the PRC. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations. The Company’s business operations may be further affected by the ongoing outbreak and spread of COVID-19 pandemic. A COVID-19 resurgence could negatively affect the execution of our sales contract and fulfilment of customer orders and the collection of the payments from customers on a timely manner. We will continue to monitor and modify the operating strategies in response to the COVID-19. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the date our condensed consolidated financial statements are released.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

In preparing the consolidated financial statements in conformity U.S. GAAP, the management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and advance to suppliers, inventory valuations, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, realization of deferred tax assets, and provision necessary for contingent liabilities. Actual results could differ from those estimates.

Accounts receivable, net

Accounts receivables are presented net of allowance for doubtful accounts. The Company reduces accounts receivable by recording an allowance for doubtful accounts to account for the estimated impact of collection issues resulting from a client’s inability or unwillingness to pay valid obligations to the Company. The Company determines the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivable when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after the management has determined that the likelihood of collection is not probable. Allowance for uncollectable balances amounted to nil, and $99,003 as of June 30, 2023 and 2022, respectively.

Inventories

Inventories are comprised of purchased electronic components products to be sold to customers. Inventories are stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. The Company reviews its inventories periodically to determine if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. The inventory allowance as of June 30, 2023 and 2022 was $1,851 and nil, respectively.

Advances to suppliers

Advance to suppliers consists of balances paid to suppliers for purchase of electronic components that have not been provided or received. Advance to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of June 30, 2023 and 2022, there was no allowance recorded as the Company considers all of the advances to be fully realizable.

Revenue recognition

ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

We currently generate our revenue from the following main sources:

Revenue from sales of electronic components to customers

We operate a B2B online platform www.iczoomex.com, where our customers can register as members first, and then use the platform to search for or post the quotes for electronic component products (such as microcircuit and microchip, etc.). Once we receive purchase orders from customers, we purchase desired products from suppliers, take control of purchased products in our warehouses, and then organize the shipping and delivery of products to customers. New customers are typically required to make certain prepayment to us before we purchase products from suppliers.

We account for revenue from sales of electronic components on a gross basis as we are responsible for fulfilling the promise to provide the desired electronic component products to customers, and are subject to inventory risk before the product ownership and risk are transferred and have the discretion in establishing prices. All of our contracts are fixed price contracts and have one single performance obligation as the promise is to transfer the individual goods to customers, and there is no separately identifiable other promises in the contracts. Advance payment from customers is recorded as deferred revenue first and then recognized as revenue when products are delivered to the customers and our performance obligations are satisfied. Our revenue from sales of electronic components is recognized when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The Company does not routinely allow customers to return products unless electronic component products sold to customers are damaged and such damage is verified by independent inspection agent. Historically, return allowance was immaterial. There is no separate rebate, discount, or volume incentive involved. Revenue is reported net of all value added taxes (“VAT”).

Commission fee revenue

Our commission fee revenues primarily consist of (1) fees charged to customers for assisting them for customs clearance when they directly purchase electronic component products from overseas suppliers; (2) fees charged to customers for providing temporary warehousing and organizing the product shipping and delivery to customer designated destinations after customs clearance. There is no separately identifiable other promises in the contracts.

For these add-on services, we earn a commission fee ranging from 0.15% to 1.5% based on the value of the merchandise that customers purchase from suppliers and such commission fee is not refundable. We do not have control of the goods, have no discretion in establishing prices and do not have the ability to direct the use of the goods to obtain substantially all the benefits. Such revenue is recognized at the point when our customs clearance, warehousing, logistic and delivery services are performed and the customer receive the products. Revenues are recorded net of sales taxes and value added taxes.

Contract Assets and Liabilities

We did not have contract assets as of June 30, 2023 and 2022.

Contract liabilities are recognized for contracts where payment has been received in advance of delivery. Our contract liabilities, which are reflected in our consolidated balance sheets as deferred revenue of $1,671,353 and $3,651,700 as of June 30, 2023 and 2022, respectively. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling expense when incurred.

Disaggregation of revenue

Revenue disaggregated by product and service types was as follows for the fiscal years ended June 30, 2023 and 2022:

	For the years ended June 30,
	2023	2022
Sales of electronic components products:
Semiconductor:
Integrated Circuits	$36,208,767	$155,134,814
Power/Circuit Protection	13,902,350	15,971,800
Discretes	16,047,821	23,071,808
Passive Components	99,326,417	25,110,572
Optoelectronics/Electromechanical	8,535,997	12,056,185
Other semiconductor products	15,366,941	29,103,445
Equipment, tools and others:
Equipment	10,102,545	8,745,020
Tools and others	11,632,317	17,346,092
Total sales of electronic components products	211,123,155	286,539,736
Service commission fees	3,282,071	3,836,635
Total revenue	$214,405,226	$290,376,371

Income Tax

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2023 and 2022. We do not believe that there was any uncertain tax provision as of June 30, 2023 and 2022. Our subsidiaries in Hong Kong are subject to the profit taxes in Hong Kong. Our subsidiaries in China are subject to the income tax laws of the PRC. the fiscal years ended June 30, 2023 and 2022, the Company generated net income of $554,846 and $797,945 through its Hong Kong subsidiaries and parent company, respectively. As of June 30, 2023, all of the tax returns of our subsidiaries remain available for statutory examination by Hong Kong and PRC tax authorities.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Below is a list of our directors, senior management and any employees upon whose work we are dependent as of the date of this Annual Report, and a brief account of the business experience of each of them. The business address for our directors and officers is Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen, Guangdong, China, 518000.

Name	Age	Position
Lei Xia	54	Chief Executive Officer, Chairman of the Board
Duanrong Liu	46	Chief Operating Officer, Director
Qiang He	37	Chief Financial Officer
Wei Xia(1)	55	Independent Director
Qi (Jeff) He(2)	50	Independent Director
Tianshi (Stanley) Yang(3)	32	Independent Director

(1)	Chair of the Audit Committee and audit Committee financial expert.
(2)	Chair of the Compensation Committee.
(3)	Chair of the Nominating Committee.

Lei Xia is the co-founder, CEO and the chairman of the board of directors of ICZOOM. He founded ICZOOM in October 2012 and has served as the CEO till now. In January 2000, he founded SinoHub, and was served as the president till April, 2012. From September 1998 to January 2000, he was the founder of RGL Beijing, a high-end visual software & solution provider. From June 1997 to September 1998, he worked as a sales director in NEFAB China. From December 1996 to June 1997, he worked as a senior marking engineer in HP Shanghai. He was the first sales manager of Arrow Electronics Shanghai from August 1995 to November 1996. Mr. Xia holds a bachelor’s degree in electrical engineering from University of Alabama.

Duanrong Liu is the co-founder and director of ICZOOM. She has been served as the COO in ICZOOM since April 2012 to date. From October 2007 to November 2011, she served as the CEO of Shenzhen Chenhuake Technology Development, Ltd. From October 2006 to February 2012, she served as the CEO of Shenzhen YU Li Bo Technology Ltd. From May 2000 to April 2006, she worked as the manager of Dragon (Hong Kong) Electronics, Ltd. Ms. Liu accomplished Executive MBA from Tsinghua University in 2011.

Qiang He has been serving as the CFO of ICZOOM since March 2021. Since April 2022, Mr. He has served as a director of Ostin Technology Group Co., Ltd. (Nasdaq: OST), a supplier of display modules and polarizers in China. He was the finance director of Xiamen Shenzhouying Software and Technology Co., Ltd from 2020 to 2021. From December 2018 to January 2020, he served as the finance directors of Minjiakefeng Information and Technology Co., Ltd. He worked as a senior auditor in the Auckland Office of PricewaterhouseCoopers from June 2016 to October 2018. He was an asset management manager of Manager of Guangzhou Yuexiu Financing and leasing Co., Ltd. from 2014 to 2015. He worked as a senior auditor in PricewaterhouseCoopers Zhongtian LLP from June 2008 to September 2014. Mr. He is a CPA of China and CPA of North Dakota, U.S. He holds a bachelor degree of financial management from Jinan University.

Mr. Tianshi (Stanley) Yang has been serving as an independent director of the Company since March 14, 2023. He has more than 9 years of experience in finance, and investment in China, Hong Kong, and the U.S. as well as management experience in three Nasdaq listed companies and directorship in a public company listed in the Stock Exchange of Hong Kong. Since June 2021, Mr. Yang has served as the chief financial officer of TD Holdings, Inc. (NASDAQ: GLG), a company engaged in commodity trading business and supply chain service business in China. From March 2020 to May 2021, Mr. Yang served as the head of investor relation in Aesthetic Medical International Holdings Group Limited (NASDAQ: AIH), a company that provides aesthetic medical service. From January 2019 to February 2020, Mr. Yang served as the financial department director of Meten International Education Group Ltd. (NASDAQ: METX), an English language training service provider. From May 2016 to October 2018, Mr. Yang served as the investment director of China First Capital Group (HKEX: 01269), an educational investment company. Mr. Yang earned his Bachelor degree in Economics from Tianjin University of Finance and Economics in China in June 2011 and a Master’s degree in Financial Engineering from Brandeis University in Boston, U.S. in February 2016.

Mr. Qi (Jeff) He has been serving as an independent director of the Company since March 14, 2023. Since October 2021, Mr. He has served as the chief executive officer of TandemAI Limited, a technology company dedicated to reinventing drug discovery infrastructure. From July 2017 to October 2021, he served as the chief operating officer of HiFiBiO (HK) Limited, a multinational biotherapeutics company. From December 2016 to June 2017, he served as the chief financial officer of Harbour BioMed, a global clinical-stage biopharmaceutical company. From January 2013 to December 2016, he served as an executive vice president of ShangPharma Co., a pharmaceutical and biotechnology research and development and outsourcing company. Mr. He earned his Bachelor’s degree in Mechanical Engineering from Zhejiang University in 1993, a Master’s degree in Economics from University of Shanghai for Science and Technology in 1998, and an MBA degree from Emory University in 2001.

Mr. Wei Xia has been serving as the independent director of the Company since March 14, 2023. From July 2012 to August 2022, he served as an analytic consultant of Wells Fargo Bank. From October 2008 to October 2011, he served as the director of finance at SinoHub, Inc., a company that markets a supply chain management platform for the electronics industry. From August 2007 to September 2008, he served as a marketing consultant of Wells Fargo Bank. From May 2006 to August 2007, he served as a marketing analyst of Washington Mutual Bank. From May 2001 to May 2006, he served as a financial analyst of JPMorgan Chase. Mr. Xia earned his Bachelor’s degree in accounting from University of Alabama in 1994 and a Master’s degree in Computer Information Systems from Georgia State University in 2000.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

B. Compensation

Summary Compensation Table

The following table shows the annual compensation paid in cash by us for the fiscal year ended 2023.

Name/principal position	Salary	Equity Compensation	All Other Compensation	Total Paid
Lei Xia/CEO(1)	$9,0000	$	$	$9,0000
Duanrong Liu/COO(2)	$54,735	$	$	$54,735
Qiang He/CFO(3)	$130,301	$	$	$130,301

(1)	Appointed Chief Executive Officer effective as of June 25, 2015.
(2)	Appointed Chief Operation Officer effective as of June 25, 2015.
(3)	Appointed Chief Financial Officer effective as of March 1, 2021.

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Employment Agreements

Lei Xia Employment Agreement

On November 1, 2017, we entered into an employment agreement with Mr. Lei Xia, pursuant to which he agreed to serve as our Chief Executive Officer. The agreement provides for an annual salary of $72,000, $6,000 payable monthly. The initial term of the agreement shall have expired on October 31, 2020 and was automatically extended for additional 24-month periods since neither party to the agreement terminated it upon 30-day notice pursuant to the agreement. On November 1, 2022, since the employment agreement we previously entered with Mr. Xia expired, we entered into another employment with him, with terms substantially similar to the previous employment agreement as described above, except that the annual salary is $72,000, $6,000 payable monthly and that the initial term of the agreement will expire on October 31, 2025 and will automatically extend for additional 24-month periods since neither party to the agreement terminated it upon 30-day notice pursuant to the agreement. Mr. Xia has agreed to be bound by the non-competition restrictions set forth in his employment agreement for six months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Duanrong Liu Employment Agreement

On November 1, 2017, we entered into an employment agreement with Ms. Duanrong Liu, pursuant to which she agreed to serve as our Chief Operating Officer. The agreement provides for an annual salary of RMB60,000 ($9,090), RMB5,000 (approximately $757.5) payable monthly. The initial term of the agreement shall have expired on October 31, 2020 and was automatically extended for additional 24-month periods since neither party to the agreement terminated it upon 30-day notice pursuant to the agreement. On November 1, 2022, since the employment agreement we previously entered with Ms. Liu expired, we entered into another employment with her, with terms substantially similar to the previous employment agreement as described above, except that the annual salary is RMB273,000 ($42,233.3), RMB21,000 (approximately $3,248.7) payable monthly and that the initial term of the agreement will expire on October 31, 2025 and will automatically extend for additional 24-month periods since neither party to the agreement terminated it upon 30-day notice pursuant to the agreement. Ms. Liu has agreed to be bound by the non-competition restrictions set forth in her employment agreement for six months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Qiang He Employment Agreement

On March 1, 2021, we entered into an employment agreement with Mr. Qiang He, pursuant to which he agreed to serve as our Chief Financial Officer. The agreement provides for an annual salary of $120,000, $10,000 payable monthly. The term of the agreement shall expire on March 29, 2024, which term will automatically extend for additional six-month periods unless a party to the agreement terminates it upon 30-day notice. Mr. He has agreed to be bound by the non-competition restrictions set forth in his employment agreement for six months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Director Compensation

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or general meetings or separate meetings of any class of shares or of debenture of the Company or otherwise in connection with the discharge of his or her duties as a director. Employee directors will not receive any additional remuneration for serving as directors of the Company other than their remuneration as employees of the Company. Each of the non-employee directors is entitled to receive annual cash compensation in the amount of $24,000, payable monthly, and stock option to purchase certain amount of Class A Ordinary Shares under Company’s 2021 Equity Incentive Plan.

Subject to the provisions of the Companies Act and in the absence of fraud or willful default, the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a Director, managing director, agent, auditor, secretary and other officer for the time being of the Company; or

(b)	is or was, at the request of the Company, serving as a Director, managing director, agent, auditor, secretary and other officer for the time being of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

2015 Equity Incentive Plan

We have adopted a 2015 Equity Incentive Plan (as amended, the “Plan”). The Plan is a stock-based compensation plan that provides for discretionary grants of stock options to key employees, directors and consultants of the Company. The purpose of the Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. As of the date of this Annual Report, we have issued a total of 1,151,057 options under the Plan, there are 742,762 options outstanding. During the year of 2023 and 2023, we have not issued any options additionally under the Plan. The following is a summary of the Plan and is qualified by the full text of the Plan.

Administration. The Plan will be administered by our board of directors, or, once constituted, the Compensation Committee of the board of directors (we refer to body administering the Plan as the “Committee”).

Number of Class A Ordinary Shares. The number of Class A Ordinary Shares that may be issued under the Plan is the maximum aggregate number of Class A Ordinary Shares reserved and available pursuant to this Plan shall be the aggregate of 6,250,000. If there is a forfeiture or termination without the delivery of Class A Ordinary Shares or of other consideration of any option made under the Plan, the Class A Ordinary Shares underlying such option, or the number of Class A Ordinary Shares otherwise counted against the aggregate number of Class A Ordinary Shares available under the Plan with respect to the option, to the extent of any such forfeiture or termination, shall again be, or shall become, available for granting options under the Plan. The number of Class A Ordinary Shares issuable under the Plan is subject to adjustment, in the event in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. Except as the board of directors or the Committee determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Option. In the event of a spin-off transaction, the board of director or the Committee may in its discretion make such adjustments and take such other action as it deems appropriate with respect to outstanding Options under the Plan.

Eligibility. All persons as the board of directors or the Committee may select from among the employees, directors, and consultants of the Company. To the extent a grantee is a consultant, such recipient must be a natural person who has provided bona fide services to our Company, not in connection with the offer or sale of securities in capital-raising transactions or in connection with promotion or maintenance of a market for our securities.

Stock Options. The board of directors or Committee shall determine the provisions, terms, and conditions of each option including, but not limited to, the option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, shares, cashless settlement, or other consideration) upon settlement of the option, payment contingencies and the exercise price; each option will last for the term stated in the option agreement, provided, however that in the case of an option that is to qualify as an Incentive Share Option as such term is defined in Section 422 of the Code, the term shall not exceed ten (10) years. It is intended that stock options qualify as “performance based compensation” under Section 162(m) of the Code and thus be fully deductible by us for federal income tax purposes, to the extent permitted by law.

Payment for Stock Options and Withholding Taxes. The board of directors or Committee may make one or more of the following methods available for payment of an option, including the exercise price of a stock option, and for payment of the minimum required tax obligation associated with an award: (i) cash; (ii) check; (iii) with respect to options, payment through a broker-dealer sale and remittance procedure pursuant to which the optionee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Class A Ordinary Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Class A Ordinary Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Class A Ordinary Shares directly to such brokerage firm in order to complete the sale transaction; (iv) cashless election; or (v) any combination of the foregoing methods of payment.

No Class A Ordinary Shares shall be delivered under the Plan to any optionee or other person until such optionee or other person has made arrangements acceptable to the board of directors or Committee for the satisfaction of any national, provincial or local income and employment tax withholding obligations. Upon exercise of an option the Company shall have the right, but not the obligation (except as required by applicable law), to withhold or collect from optionee an amount sufficient to satisfy such tax obligations. The optionee will be solely responsible for his/her own tax obligations.

Amendment of Award Agreements; Amendment and Termination of the Plan; Term of the Plan. The board of directors may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company’s shareholders to the extent such approval is required by applicable laws, or if such amendment would adversely affect the right of any participant under any agreement in any material way without the written consent of the participant. No option may be granted during any suspension of the Plan or after termination of the Plan. No suspension or termination of the Plan shall adversely affect any rights under options already granted to an optionee. The Plan became effective on the date of the Company’s initial public offering. It shall continue in effect for a term of ten (10) years unless sooner terminated or unless renewed for another period not to exceed ten (10) years pursuant to shareholder approval.

Notwithstanding the foregoing, neither the Plan nor any outstanding option agreement can be amended in a way that results in the repricing of a stock option. Repricing is broadly defined to include reducing the exercise price of a stock option or cancelling a stock option in exchange for cash, other stock options with a lower exercise price or other stock awards. (This prohibition on repricing without shareholder approval does not apply in case of an equitable adjustment to the awards to reflect changes in the capital structure of the company or similar events.)

No option may be granted under the Plan on or after the tenth anniversary of the effective date of the Plan.

C. Board Practices

Composition of Board; Risk Oversight

Our Board of Directors presently consists of 5 directors, including 3 independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract or arrangement with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract, proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

As a smaller reporting company under the NASDAQ rules we are only required to maintain a board of directors comprised of at least 50% independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

There is no formal requirement under the Company’s Amended and Restated Memorandum and Articles of Association mandating that we hold an annual meeting of our shareholders. However, notwithstanding the foregoing, we intend to hold such meetings on our annual meeting to, among other things, elect our directors.

Our board plays a significant role in our risk oversight. The board makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Qi (Jeff) He, Wei Xia, and Tianshi (Stanley) Yang is “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee of the board is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee is responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit online transaction services of electronic components to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures;

●	establishing procedures for the confidential and or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Our Audit Committee consists of Qi (Jeff) He, Wei Xia, and Tianshi (Stanley) Yang, with Wei Xia serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Wei Xia qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

Compensation Committee

The Compensation Committee is responsible for, among other matters:

●	reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of Qi (Jeff) He, Wei Xia, and Tianshi (Stanley) Yang, with Qi (Jeff) He serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

Nominating Committee

The Nominating Committee is responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

●	reviewing and making recommendations regarding the structure and composition of our board and the board committees;

●	developing and recommending to the board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

●	overseeing the evaluation of the Company’s management.

Our Nominating Committee consists of consists of Qi (Jeff) He, Wei Xia, and Tianshi (Stanley) Yang, with Tianshi (Stanley) Yang serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

Code of Business Conduct and Ethics

Our board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. Our board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of our code of business conduct and ethics is publicly available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Board Diversity Matrix

Board Diversity Matrix (As of October 31, 2023)
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D. Employees

As of the date of this Annual Report, we have a total of 109 full-time employees, of which 13 are in research and development, 27 are in sales and marketing, 41 are in technical and customer services, 2 are in Risk and Internal Audit, and 26 are in general administration.

We have standard employment, comprehensive confidentiality with our management and standard confidentiality and non-compete terms with all other employees. As required by laws and regulations in China, we participate in various social security plans that are organized by municipal and provincial governments, including pension insurance, medical insurance, unemployment insurance, maternity insurance, job-related injury insurance and housing fund. We are required by PRC laws to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employee is represented by a labor union or covered by collective bargaining agreements. We have not experienced any work stoppages.

E. Share Ownership

See Item 7 below.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following tables set forth certain information with respect to the beneficial ownership of our Class A Ordinary Shares (including Class A Ordinary Shares issuable upon the conversion of outstanding Class B Ordinary Shares) for:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding Class A Ordinary Shares or Class B Ordinary Shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our Class A Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, and includes the Class A Ordinary Shares issuable upon the conversion of the outstanding Class B Ordinary Shares and the Class A Ordinary Shares issuable pursuant to share options that are exercisable within 60 days of the date of this Annual Report. Class A Ordinary Shares issuable pursuant to share options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. As of the date of this Annual Report, there were 742,762 Class A Ordinary Shares issuable pursuant to share options exercisable within 60 days thereof.

The percentage of beneficial ownership owned is based on 6,540,658 Class A Ordinary Shares and 3,829,500 Class B Ordinary Shares outstanding as of the date of this Annual Report.

Name and Address of Beneficial Owner	Class A Ordinary Shares		Class B Ordinary shares
		% of Voting		% of Total Voting
	Shares	Power*	Shares	Power*
Directors and Named Executive Officers
Lei Xia(1)(3)(5)	250,000	0.55%	1,969,500	43.93%
Duanrong Liu(2)(4)(6)	250,000	0.55%	1,860,000	41.48%
Qiang He	—	—	—	—
Wei Xia	—	—	—	—
Qi (Jeff) He	—	—	—	—
Tianshi (Stanley) Yang	—	—	—	—
All executive officers as a group (6 persons)	500,000	1.10	3,829,500	85.41%
5% Shareholders
Express Wide Limited	556,250	1.24%	—	—
Xuyan Development Limited(3)	—	—	1,719,500	38.35%
Forerunner Universal Limited(4)	—	—	1,635,000	36.47%

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. According to our charter, each Class A Ordinary Shares entitles to 1 vote and each Class B Ordinary Share entitles to 10 votes.
*	Unless otherwise indicated, the business address of each of the individuals is ICZOOM, Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen, Guangdong, China, 518000.

(1)	Mr. Lei Xia is the Chief Executive Officer and the Chairman of the board of directors of ICZOOM.
(2)	Ms. Duanrong Liu is the Chief Operating Officer and the Director of ICZOOM.
(3)	Xuyan Development Limited is a limited liability company incorporated under the British Virgin Islands laws and wholly owned by Mr. Lei Xia. The address of the business is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Xuyan Development Limited is Mr. Lei Xia.
(4)	Forerunner Universal Limited is a limited liability company incorporated under the British Virgin Islands laws and wholly owned by Ms. Duanrong Liu. The address of the business is Tricor Services (BVI) Limited, 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Forerunner Universal Limited is Ms. Duanrong Liu.
(5)	Includes 250,000 Class A Ordinary Shares issuable upon exercise of options exercisable within 60 days as of the date hereto.
(6)	Includes 250,000 Class A Ordinary Shares issuable upon exercise of options exercisable within 60 days as of the date hereto.

As of the date of this Annual Report, there were 86 holders of record entered in our Class A ordinary share register and 4 holder of record entered in our Class B ordinary share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B. Related Party Transactions

a. Due to related parties

Due to related parties consists of the following:

Name	Related party relationship	June 30, 2023
Mrs. Duanrong Liu	Shareholder, Chief Operating Officer, and Director	$1,451,842
Mr. Lei Xia	Shareholder, Chief Executive Officer, and Chairman	21,943
Other shareholders	Shareholders of the Company	34,981
Total due to related parties		$1,508,766

As of the date of this Annual Report, the total due to related parties was $2,286,879. As of the date of this Annual Report and June 30, 2023, the balance due to related parties was loan advance from the Company’s shareholders and was used as working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

b. Loan guarantee provided by related parties

In connection with the Company’s short-term borrowings from the PRC banks, the Company’s controlling shareholder and Chief Executive Officer and several other shareholder jointly signed guarantee agreements by pledging their personal properties with the banks to secure the bank loans. The Company also incurred loan origination fees of $215,370 as of June 30, 2023, to be paid to these related parties for providing such loan guarantees.

As of the date of the Annual Report, the Company had outstanding balance of $12.0 million loans from various PRC banks, which were guaranteed by the Company’s certain shareholders.

c. Consulting service arrangement with former VIE

On December 10, 2021, the Company terminated the VIE agreements with Pai Ming Shenzhen. On January 22, 2022, ICZOOM WFOE entered into a business cooperation agreement with Pai Ming Shenzhen, pursuant to which Pai Ming Shenzhen agreed to provide ICZOOM WFOE with network services including but not limited to business consultation, website information push, matching services of supply and demand information, online advertising, software customization, data analysis, website operation and other in-depth vertical services through online and offline data push, etc. over a one-year period, and ICZOOM WFOE has agreed to pay Pai Ming Shenzhen with a base monthly fixed fee of RMB100,000 and additional service fees based on the service performance of Pai Ming Shenzhen. After the termination of the VIE agreement, Pai Ming Shenzhen was treated as a related party to the Company because the COO’s brother is one of the shareholders of Pai Ming Shenzhen. On April 19, 2022, the COO’s brother transferred all of his ownership interest in Pai Ming Shenzhen to an unrelated individual and Pai Ming Shenzhen was no longer treated as a related party to the Company after April 19, 2022. Therefore, the consulting service fees paid to Pai Ming Shenzhen during the period from January 18, 2022 to April 19, 2022 accounted for as related party transactions were $48,885.

Contractual Arrangements with the VIE and its Shareholders

See “Item 4. Information on The Company — A. History and Development of the Company — Corporate History and Structure — Historical Contractual Arrangements.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees —  B. Compensation — Employment Agreement.”

Policies and Procedures for Related Party Transactions

Our board of directors has established an audit committee which is tasked with review and approval of all related party transactions.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 19 for our audited consolidated financial statements.

Legal Proceedings

Except as disclose above, from time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

The holders of our Class A Ordinary Shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our Class A Ordinary Shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

The Registration Statement on Form F-1 (File No. 333-259012) became effective on March 14, 2023. Our Class A Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol “IZM.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol “IZM.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our Registration Statement, which section is incorporated herein by reference. Our Amended and Restated Memorandum and Articles of Association were filed as Exhibit 3.2 to the Registration Statement filed on February 14, 2023 and are hereby incorporated by reference into this Annual Report.

C. Material Contracts

The information required by Item 10.C of Form 20-F is included in the sections titled “Our Business,” “Directors and Executive Officers,” “Related Party Transactions,” and “Underwriting” in our Registration Statement, which sections are incorporated herein by reference.

D. Exchange Controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

Material PRC Income Tax Considerations

Under the new EIT Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax rate of 25% on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, our holding company may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, as amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those invested in by individuals or foreign enterprises, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by individuals or foreign enterprises. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

We do not believe that ICZOOM meets all of the conditions required for PRC resident enterprise. The Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that ICZOOM is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of Class A Ordinary Shares, if such income is treated as sourced from within the PRC.

It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, ICZOOM, is not deemed to be a PRC resident enterprise, our shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37.

Prospective investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits.

Hong Kong Taxation

Our subsidiaries incorporated in Hong Kong are subjected to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on or after April 1, 2018, the two-tiered profits tax rates regime took effect, under which the profits tax rate is 8.25% on assessable profits of the first HK$2 million and 16.5% on any assessable profits in excess of HK$2 million. For connected entities, as is the case of our four Hong Kong subsidiaries, ICZOOM HK, Ehub, Hjet HK and Components Zone HK, only one of the connected entities can elect to be charged at two-tiered profits tax rates. For the years ended June 30, 2022 and 2021 and for the six months ended December 31, 2022 and 2021, Ehub has elected to be charged at two-tiered profits tax rates, while our other Hong Kong subsidiaries, ICZOOM HK, Hjet HK and Components Zone HK, are still subject to Hong Kong profits tax rate at 16.5% of taxable income earned in Hong Kong. Hong Kong does not impose a withholding tax on dividends.

Material U.S. Tax Considerations

The following is a summary of the material U.S. federal income tax consequences of owning and disposing of our Class A Ordinary Shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our shares is not described as a U.S. Holder in one of the four bullet points above and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable to Non-U.S. Holders is described below under the heading “Tax Consequences to Non-U.S. Holders of Class A Ordinary Shares.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to us or to any particular holder of our shares based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our shares as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	banks;

●	financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers who have elected mark-to-market accounting;

●	tax-exempt entities (including private foundations);

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5% or more of our voting shares;

●	persons that acquired our shares pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

●	persons that hold our shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	persons holding our Ordinary Shares through a Trust.

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such shares will be in U.S. dollars.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (or “IRS”), or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with one or more aspects of the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Tax Consequences to U.S. Holders of Class A Ordinary Shares

Taxation of Distributions Paid on Class A Ordinary Shares

Subject to the passive foreign investment company (or “PFIC”), rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our Class A Ordinary Shares. A cash distribution on such shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Any distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A Ordinary Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares. With respect to corporate U.S. Holders, dividends on our shares will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends on our shares will be taxed at the lower long-term capital gains rate applicable to qualified dividend income (see “— Taxation — Taxation on the Disposition of Class A Ordinary Shares” below), provided that (1) our Class A Ordinary Shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a Chinese “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty,” (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Stock Market. U.S. Holders should consult their own tax advisors regarding the tax treatment of any dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this Annual Report.

If PRC taxes apply to dividends paid to a U.S. Holder on our Class A Ordinary Shares, such U.S. Holder may be entitled to a reduced rate of PRC tax under the U.S-PRC Tax Treaty. In addition, such PRC taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations). U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Class A Ordinary Shares

Upon a sale or other taxable disposition of our Class A Ordinary Shares, and subject to the PFIC rules discussed below, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized in U.S. dollars and the U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares. Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Class A Ordinary Shares exceeds one year. The deductibility of capital losses is subject to various limitations. If PRC taxes would otherwise apply to any gain from the disposition of our Class A Ordinary Shares by a U.S. Holder, such U.S. Holder may be entitled to a reduction in or elimination of such taxes under the U.S.-PRC Tax Treaty. Any PRC taxes that are paid by a U.S. Holder with respect to such gain may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations that could reduce or eliminate the available tax credit). U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation, as defined in Section 1297(a) of the US Internal Revenue Code, will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Based on our current composition and assets, we do not expect to be treated as a PFIC under the current PFIC rules. Our PFIC status, however, will not be determinable until after the end of each taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. If we are determined to be a PFIC and a U.S. Holder did not make either a timely qualified electing fund (or “QEF”), election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Class A Ordinary Shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its Class A Ordinary Shares; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Class A Ordinary Shares).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our Class A Ordinary Shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. There can be no assurance, however, that we will pay current dividends or make other distributions sufficient for a U.S. Holder who makes a QEF election to satisfy the tax liability attributable to income inclusions under the QEF rules, and the U.S. Holder may have to pay the resulting tax from its other assets. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our Class A Ordinary Shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares), any gain recognized on the appreciation of our Class A Ordinary Shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of a PFIC’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to those U.S. Holders who made a QEF election. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held Class A Ordinary Shares while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our Class A Ordinary Shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of ours that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our Class A Ordinary Shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) shares in us and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its Class A Ordinary Shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Class A Ordinary Shares at the end of its taxable year over the adjusted basis in its Class A Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Class A Ordinary Shares over the fair market value of its Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the Class A Ordinary Shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our Class A Ordinary Shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs. If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made). The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our Class A Ordinary Shares should consult their own tax advisors concerning the application of the PFIC rules to our Class A Ordinary Shares under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Class A Ordinary Shares

Dividends paid to a Non-U.S. Holder in respect to its Class A Ordinary Shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our Class A Ordinary Shares, unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our Class A Ordinary Shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our Class A Ordinary Shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our Class A Ordinary Shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares by a non-corporate U.S. Holder, in each case who (a) fails to provide an accurate taxpayer identification number; (b)is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements. A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

Individual U.S. Holders may be required to report ownership of our Class A Ordinary Shares and certain related information on their individual federal income tax returns in certain circumstances. Generally, this reporting requirement will apply if (1) the Class A Ordinary Shares are held in an account of the individual U.S. Holder maintained with a “foreign financial institution” or (2) the Class A Ordinary Shares are not held in an account maintained with a “financial institution,” as such terms are defined in the Code. The reporting obligation will not apply to an individual, however, unless the total aggregate value of the individual’s foreign financial assets exceeds US$50,000 during a taxable year. For avoidance of doubt, this reporting requirement should not apply to Class A Ordinary Shares held in an account with a U.S. brokerage firm. Failure to comply with this reporting requirement, if it applies, will result in substantial penalties. In certain circumstances, additional tax and other reporting requirements may apply, and U.S. Holders of our Class A Ordinary Shares are advised to consult with their own tax advisors concerning all such reporting requirements.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed the Registration Statement with the SEC.

Documents concerning us that are referred to in this document may be inspected at c/o ICZOOM Group Inc., Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen, Guangdong, China, 518000. In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — A. History and Development of the Company.”

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not use financial instruments for speculative trading purposes, and do not hold any derivative financial instruments that could expose us to significant market risk. Our primary market risk exposures are, concentration of credit risks, changes in interest rates and foreign currency fluctuations.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of June 30, 2023, the aggregate amounts of cash of $6,413,367 was deposited at major financial institutions located in the PRC and Hong Kong. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivables are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations. The Company maintains an allowance for doubtful accounts, and actual losses have generally been within management’s expectations.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company’s exposure to interest rate risk also arises from borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Company have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage such interest risk exposure. The Company has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year ended June 30, 2023

Foreign Currency Risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 7.11% in fiscal year 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None .

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, in relation to our initial public offering of 1,500,000 Class A Ordinary Shares. The Class A Ordinary Shares were sold at an offering price of $4.00 per share, generating We received aggregate gross proceeds of $6 million from the initial public offering, before deducting underwriting discounts and other related expenses. The Registration Statement relating to the IPO also covered the UW Warrants and the Class A Ordinary Shares issuable upon the exercise thereof.

We have earmarked and have been using the proceeds of the initial public offering as follows: approximately $0.87 million for sales and marketing; approximately $0.87 million for research and development; approximately $0.44 million for logistics and warehousing capabilities; and approximately $2.19 million for working capital.

In September 2023, the Company received a notice of exercise from The Benchmark Company LLC to elect to cashless exercise its UW Warrants to purchase 43,784 Class A Ordinary Shares and issued 43,784 Class A Ordinary Shares upon such exercise.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2023. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of June 30, 2023were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

In  connection with the audit of our financial statements for the years ended June 30, 2023 and 2022, we identified two material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of June 30, 2023. The material weakness identified was the lack ofF dedicated resources to take responsibility for the finance and accounting functions and for the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

We have already taken some steps and have continued to implement measures to remediate the material weakness identified, including but not limited to providing trainings to staff, changing to a new and well-established accounting system, and continue to monitor the internal control over financial reporting. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. See “Item 3. Key Information — D. Risk Factors— We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

Notwithstanding there are material weaknesses identified as described above, we believe that our consolidated financial statements contained in this Annual Report on Form 20-F fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2023. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of June 30, 2023, our internal control over financial reporting was not effective due to the existence of the following significant deficiencies and material weaknesses:

●	The Company lacked sufficient documented financial closing policies and procedures; and

●	The Company lacked an effective review process by the accounting manager which led to material audit adjustments to the financial statements, including income tax provision adjustments.

To remediate the material weakness and significant deficiency described above, we have undertaken the following actions:

●	Hired a chief financial officer who has sufficient expertise in U.S. GAAP to improve the quality of U.S. GAAP reports

●	Implemented regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel

●	Continued our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system

As defined under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We did not include an attestation report of the company’s registered public accounting firm in this Annual Report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Wei Xia is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

Item 16B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website: www.iczoomex.com.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Friedman LLP for the year ended June 30, 2022 and by Audit Alliance LLP for the year ended June 30, 2023, respectively:

	June 30, 2023(1)	June 30, 2022
	USD	USD
Audit Fees	$330,000	$330,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$330,000	$330,000

(1)	Upon the approval of the audit committee of the board of directors of the Company and the board of directors of the Company, the Company appointed Audit Alliance LLP as the independent registered public accounting firm. Audit Alliance LLP replaced Friedman LLP, the former independent registered public accounting firm of the Company, which the Company dismissed effective as of April 3, 2023.

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective September 1, 2022, Friedman LLP, our then independent registered public accounting firm, combined with Marcum LLP and continued to operate as an independent registered public accounting firm.

On April 3, 2023, we dismissed Friedman LLP and appointed Audit Alliance LLP to serve as the auditor for the financial statements of the fiscal year ending June 30, 2023. Audit Alliance LLP is based in Singapore (not headquartered in mainland China or Hong Kong), registered with PCAOB and subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards.

Friedman LLP’s reports on the Company’s financial statements for the fiscal years ended June 30, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years, there were no disagreements with Friedman LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused Friedman to make reference to the subject matter of the disagreements in connection with its reports on the Company’s financial statements for such years. In addition, during such time, there were no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K.

In connection with the filing of a Form 6-K regarding the change of auditors filed by the Company on April 24, 2023, we provided Friedman LLP with a copy of the disclosure in the above paragraph and requested that Friedman LLP furnish us with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of Friedman LLP’s letter was filed as Exhibit 16.1 to the Form 6-K filed on April 24, 2023, which is incorporated by reference to this Annual Report.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Audit Alliance LLP, neither the Company, nor someone on behalf of the Company, has consulted Audit Alliance LLP regarding (i) the application of accounting principles to any specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Audit Alliance LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K, or any other matters set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K .

Item 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

We have adopted the insider trading policy governing the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees. A copy of the insider trading policy is filed as an exhibit to this Annual Report.

Item 16K. CYBERSECURITY

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16K will be applicable to the Company from the fiscal year ended June 30, 2024.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of ICZOOM Group Inc., and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1*	Third Amended and Restated Memorandum and Articles of Association
2.1*	Specimen Ordinary Share Certificate
2.2*	Form of Representative’s Warrant
2.3	Description of Securities registered under Section 12 of the Securities Exchange Act of 1934
4.1*	2015 Equity Incentive Plan, as further amended on August 8, 2022
4.2*	Employment Agreement between ICZOOM Group Inc. and Duanrong Liu dated as of November 1, 2022
4.3*	Employment Agreement between ICZOOM Group Inc. and Lei Xia dated as of November 1, 2022
4.4*	Employment Agreement between ICZOOM Group Inc. and Qiang He dated as of March 1, 2021
4.5*	Form of Indemnity Agreement
4.6*	Form of Director Offer Letter
4.7*	Business cooperation agreement between Components Zone International Limited and Shenzhen Pai Ming Electronics Co., Ltd dated as of January 18, 2022
8.1	List of Subsidiaries of the Registrant
11.1*	Code of Conduct and Ethics
11.2	Insider Trading Policies
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.1*	Letter from Friedman LLP to the U.S. Securities and Exchange Commission, dated April 24, 2023. (Incorporated by reference to Exhibit 16.1 to Form 6-K previously filed on April 24, 2023)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Previously filed; incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 previously filed on February 14, 2023 (File No. 333-259012).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ICZOOM Group Inc.

By:	/s/ Lei Xia
Name:	Lei Xia
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	October 31, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ICZOOM GROUP INC. AND SUBSIDIARIES

For the Year Ended June 30, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ICZOOM Group Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ICZOOM Group Inc. and its subsidiaries (the “Company”) as of June 30, 2023, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the year ended June 30, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2023, and the consolidated results of its operations and its cash flows for the year ended June 30, 2023 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

Singapore

October 31, 2023

We have served as the Company’s auditor since 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of
ICZOOM Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ICZOOM Group Inc. and its subsidiaries (collectively, the “Company”) as of June 30, 2022, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended June 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year ended June 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor from 2020 to April 3, 2023.

New York, New York
December 2, 2022, except for Note 10, as to which the date is December 14, 2022

ICZOOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Note	June 30, 2023	June 30, 2022
ASSETS
CURRENT ASSETS:
Cash		$1,109,834	$1,134,416
Restricted cash		5,303,533	1,817,607
Short-term investments	6	-	1,490
Notes receivable		-	18,000
Accounts receivable, net	3	76,690,246	76,020,296
Inventories, net	4	833,858	365,615
Advances to suppliers	5	1,608,941	6,613,280
Prepaid expenses and other current assets	7	1,341,201	2,432,913
TOTAL CURRENT ASSETS		86,887,613	88,403,617

Property and equipment, net	8	126,032	119,244
Right-of-use assets, net		862,852	692,571
Intangible assets, net	9	288,436	378,338
Other non-current assets		10,600	14,491
Deferred tax assets	13	305	24,751
TOTAL NON-CURRENT ASSETS		1,288,225	1,229,395
TOTAL ASSETS		$88,175,838	$89,633,012

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans, net	11	$14,022,523	$11,760,387
Short-term borrowings- third-party loans	11	-	100,000
Accounts payable	12	51,127,328	59,558,743
Contract liabilities		1,671,353	3,651,700
Due to related parties	14	1,508,766	349,684
Taxes payable	13	2,932,137	2,675,002
Operating lease liabilities	10	524,698	232,221
Accrued expenses and other current liabilities		469,781	329,924
TOTAL CURRENT LIABILITIES		72,256,586	78,657,661
Operating lease liabilities	10	375,056	480,436
TOTAL NON-CURRENT LIABILITY		375,056	480,436
TOTAL LIABILITIES		72,631,642	79,138,097

COMMITMENTS AND CONTINGENCIES	18

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.16 par value, 35,000,000 shares authorized, 10,326,374 and 8,826,374 shares issued and outstanding as of June 30, 2023 and 2022*, respectively:
Class A shares, 30,000,000 shares authorized, 6,496,874 shares issued and outstanding and 4,996,874 shares issued and outstanding as of June 30, 2023 and 2022, respectively;	16	1,039,499	799,499
Class B shares, 5,000,000 shares authorized, 3,829,500 shares issued and outstanding as of June 30, 2023 and 2022	16	612,720	612,720
Additional paid-in capital		18,795,548	14,499,213
Statutory reserve	16	624,097	624,097
Accumulated deficit		(5,334,300)	(7,085,470)
Accumulated other comprehensive income(loss)		(193,368)	1,044,856
TOTAL SHAREHOLDERS’ EQUITY		15,544,196	10,494,915
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$88,175,838	$89,633,012

*	Retrospectively restated for effect of 1-for-4 reverse split on November 2020 and 1-for-2 reverse split on August 8, 2022 of the ordinary shares, see Note 16.

The accompanying notes are an integral part of these consolidated financial statements

ICZOOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Note	For the Years ended June 30,
		2023	2022
Revenue, net
Sales of electronic components, net of sales taxes and value added taxes		$211,123,155	$286,539,736
Service commission fees, net of sales taxes and value added taxes		3,282,071	3,836,635
Total revenue, net		214,405,226	290,376,371
Cost of revenue		209,112,615	282,561,907
Gross profit		5,292,611	7,814,464

OPERATING EXPENSES
Selling expenses		1,991,992	1,931,785
General and administrative expenses		2,425,587	2,511,424
Total operating expenses		4,417,579	4,443,209
INCOME FROM OPERATIONS		875,032	3,371,255

OTHER INCOME (EXPENSES)
Foreign exchange transaction gain		1,788,870	301,133
Interest expense		(567,915)	(356,624)
Short-term investment income		14,748	30,775
Subsidy income		125,125	213,741
Loss from termination of the VIE agreements		-	(205,249)
Other expenses, net		(219,020)	(197,945)
Total other income (expenses), net		1,141,808	(214,169)
INCOME BEFORE INCOME TAX PROVISION		2,016,840	3,157,086
INCOME TAX EXPENSES	13	(265,670)	(587,276)
NET INCOME		1,751,170	2,569,810
Foreign currency translation adjustments		(1,238,224)	817,991
TOTAL COMPREHENSIVE INCOME		$512,946	$3,387,801

EARNINGS PER ORDINARY SHARE:
– BASIC		$0.19	$0.29
– DILUTED		$0.18	$0.27

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*:
– BASIC		9,201,374	8,826,374
– DILUTED		9,918,931	9,547,346

*	Retrospectively restated for effect of 1-for-4 reverse split on November 2020 and 1-for-2 reverse split on August 8, 2022 of the ordinary shares, see Note 16.

The accompanying notes are an integral part of these consolidated financial statements

ICZOOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE, 2023 AND 2022

	Ordinary Shares, $0.16 par*				Additional			Accumulated Other	Total
	Class A Shares	Amount	Class B Shares	Amount	Paid-in Capital	Statutory Reserve	Accumulated Deficit	Comprehensive Income (Loss)	Shareholders’ Equity

Balance as of June 30, 2021	4,996,874	$799,499	3,829,500	$612,720	$14,600,143	$538,750	$(9,364,684)	$226,865	$7,413,293
Employee common share options	—	—	—	—	54,171	—	—	—	54,171
Net income for the year	—	—	—	—	—	—	2,569,810	—	2,569,810
Appropriation to statutory reserve					—	85,347	(85,347)	—	—
Effect of termination of the VIE	—	—	—	—	(155,101)	—	(205,249)	—	(360,350)
Foreign currency translation adjustment	—	—	—	—	—	—	—	817,991	817,991
Balance as of June 30, 2022	4,996,874	$799,499	3,829,500	$612,720	$14,499,213	$624,097	$(7,085,470)	$1,044,856	$10,494,915
Employee common share options	—	—	—	—	102,783	—	—	—	102,783
Net income for the year	—	—	—	—	—	—	1,751,170	—	1,751,170
Issuance of new shares	1,500,000	240,000	—	—	4,193,552	—	—	—	4,433,552
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,238,224)	(1,238,224)
Balance as of June 30, 2023	6,496,874	$1,039,499	3,829,500	$612,720	$18,795,548	$624,097	$(5,334,300)	$(193,368)	$15,544,196

*	Retrospectively restated for effect of 1-for-4 reverse split on November 2020 and 1-for-2 reverse split on August 8, 2022 of the ordinary shares, see Note 16.

The accompanying notes are an integral part of these consolidated financial statements

ICZOOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended June 30,
	2023	2022
Cash flows from operating activities:
Net income	$1,751,170	$2,569,810
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	197,233	148,071
Loss (gain) from disposal of property and equipment	882	(2,296)
Amortization of right-of-use assets	381,795	41,968
(Reversal)/Provision for doubtful accounts	(99,003)	30,187
Provision for inventory impairment	1,851	-
Amortization of share-based compensation	1,325,616	54,171
Amortization of debt issuance costs	102,783	197,366
Deferred income tax provision	23,465	5,994
Unrealized exchange gain	(383,469)	(172,794)
Loss from termination of the VIE agreements	-	205,249
Changes in operating assets and liabilities:
Notes receivable	18,000	-
Accounts receivable	(3,711,373)	(9,211,978)
Inventories	(495,580)	2,096,212
Advances to suppliers	5,004,076	30,759
Prepaid expenses and other current assets	315,056	622,011
Accounts payable	(6,364,245)	5,179,267
Contract liabilities	(1,832,960)	(1,632,254)
Taxes payable	421,057	454,963
Operating Lease liabilities	(392,422)	(22,985)
Accrued expenses and other current liabilities	(15,764)	(455,171)
Net cash (used in) provided by operating activities	(3,751,832)	138,550

Cash flows from investing activities:
Purchase of property and equipment	(81,913)	(22,218)
Proceeds from disposal of property and equipment	-	3,096
Purchase of intangible assets	(63,698)	(9,669)
Purchase of short-term investments	(4,125,704)	(20,025,600)
Proceeds upon maturity of short-term investments	4,127,088	20,918,110
Net cash (used in) provided by investing activities	(144,227)	863,719

Cash flows from financing activities:
Proceeds from short-term bank loans	30,912,118	30,052,076
Repayments of short-term bank loans	(27,708,103)	(32,900,000)
Proceeds from loans payable to third-parties	660,000	962,239
Repayments from loans payable to third-parties	(760,000)	(1,232,239)
Proceeds from banker’s acceptance notes payable	-	1,500,000
Repayment of banker’s acceptance notes payable	-	(1,500,035)
Proceeds from borrowings from related parties	5,540,543	940,300
Proceeds from sale of common stock, net of issuance costs	4,433,552	-
Payment for deferred IPO costs	-	(231,355)
Repayment of related party borrowings	(4,328,894)	(1,086,860)
Net cash provided by (used in) financing activities	8,749,216	(3,495,874)
Effect of exchange rate fluctuation on cash and restricted cash	(1,391,813)	(1,362,562)

Net increase (decrease) in cash and restricted cash	3,461,344	(3,856,167)
Cash and restricted cash at beginning of year	2,952,023	6,808,190
Cash and restricted cash at end of year	$6,413,367	$2,952,023

Supplemental cash flow information
Cash paid for income taxes	$(190,438)	$(151,055)
Cash paid for interest	$(567,915)	$(356,624)
Supplemental disclosure of non-cash investing and financing activities
Right-of-use assets obtained in exchange for operating lease obligations	$241,678	$732,993

The following tables provide a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the consolidated statement of cash flows:

	June 30, 2023	June 30, 2022
Cash, end of year	$1,109,834	$1,134,416
Restricted cash, end of year	5,303,533	1,817,607
Total cash and restricted cash, end of year	$6,413,367	$2,952,023

	June 30, 2023	June 30, 2022
Cash, beginning of year	$1,134,416	$3,196,683
Restricted cash, beginning of year	1,817,607	3,611,507
Total cash and restricted cash, beginning of year	$2,952,023	$6,808,190

The accompanying notes are an integral part of these consolidated financial statements

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

ICZOOM Group Inc. (“ICZOOM” or the “Company”), through its wholly-owned subsidiaries, is engaged in sales of electronic components to customers in the People’s Republic of China (“PRC”). Major electronic components purchased from suppliers and then sold to customers through the Company’s online platform include: integrated circuit, discrete, passive components, optoelectronics, electromechanical, Maintenance, Repair and Operations (“MRO”), design tools, etc. These electronic components are primarily used by customers in the consumer electronic industry, automotive electronics, industry control segment with primary target customers being China-based small and medium-sized enterprises. In addition, the Company also provides customs clearance, temporary warehousing, logistic and shipping services to customers to earn service commission fees.

Organization

ICZOOM, formerly known as Horizon Business Intelligence Co., Limited, was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on June 18, 2015 and changed to its current name on May 3, 2018.

ICZOOM owns 100% of the equity interests of the following four subsidiaries incorporated in accordance with the laws and regulations in Hong Kong: (1) Iczoom Electronics Limited (“ICZOOM HK”) was incorporated on May 22, 2012; (2) Ehub Electronics Limited (“Ehub”) was incorporated on September 13, 2012; (3) Hjet Industrial Corporation Limited (“Hjet HK”) was incorporated on August 6, 2013 and (4) Components Zone International Limited (‘Components Zone HK”) was incorporated on May 19, 2020. ICZOOM HK, Ehub and Hjet HK are primarily engaged in purchases and distribution of electronic components from overseas suppliers, and Components Zone HK is a holding company with no activities.

On September 17, 2020, Components Zone (Shenzhen) Development Limited (“ICZOOM WFOE”) was incorporated pursuant to PRC laws as a wholly foreign owned enterprise of Components Zone HK.

ICZOOM, Components Zone HK and ICZOOM WFOE are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the reorganization described below, the chairman of the Board of Directors, Mr. Lei Xia, who is also the Chief Executive Officer (“CEO”) of the Company, and the Chief Operating Officer (“COO”) of the Company, Ms. Duanrong Liu, were the controlling shareholders of the following entities: (1) Hjet Shuntong (Shenzhen) Co., Ltd. (“Hjet Shuntong”), formed in Shenzhen City, China on November 8, 2013; (2) Shenzhen Hjet Supply Chain Co., Ltd. (“Hjet Supply Chain”), formed in Shenzhen City, China on July 3, 2006; (3) Shanghai Heng Nuo Chen International Freight Forwarding Co., Ltd. (“Heng Nuo Chen”), formed in Shanghai City, China on March 25, 2015; (4) Shenzhen Iczoom Electronics Co., Ltd. (“ICZOOM Shenzhen”), formed in Shenzhen City, China on July 20, 2015; (5) Shenzhen Hjet Yun Tong Logistics Co., Ltd. (“Hjet Logtistics”), formed in Shenzhen City, China on May 31, 2013 and (6) Shenzhen Pai Ming Electronics Co., Ltd. (“Pai Ming Shenzhen”), formed in Shenzhen City, China on May 9, 2012. Hjet Shuntong is currently not engaging in any active business operations and merely acting as a holding company. ICZOOM Shenzhen operates the Company’s e-commerce platform to facilitate the sales of electronic components. Hjet Supply Chain handles order fulfilment for e-commerce customers. Heng Nuo Chen and Hjet Logistics are engaged in logistic, shipping and delivery of products to customers. In order to comply with the PRC laws and regulations, Pai Ming Shenzhen holds Internet Content Provider (“ICP”) license to operate the e-commerce platform.

Hjet Shuntong, ICZOOM Shenzhen, Hjet Supply Chain, Heng Nuo Chen and Hjet Logistics are collectively called “ICZOOM Operating Entities”.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Reorganization

A reorganization of the Company’s legal structure (“Reorganization”) was completed on December 14, 2020. The reorganization involved the incorporation of ICZOOM WFOE, the transfer of the 100% equity interest of ICZOOM operating entities to ICZOOM WFOE, and entering into certain contractual arrangements between ICZOOM WFOE and the shareholders of Pai Ming Shenzhen. Consequently, ICZOOM became the ultimate holding company of all the entities mentioned above.

On December 14, 2020, ICZOOM WFOE entered into a series of contractual arrangements with the shareholder of Pai Ming Shenzhen. These agreements include Exclusive Purchase Agreement, Exclusive Business Cooperation Agreement, Share Pledge Agreement, Power of Attorney and Spousal Consent Letter (collectively the “VIE Agreements”). Pursuant to the VIE Agreements, ICZOOM WFOE has the exclusive right to provide Pai Ming Shenzhen with consulting services related to business operations including technical and management consulting services. As a result of our direct ownership in ICZOOM WFOE and the VIE Agreements, Pai Ming Shenzhen was treated as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation, which allowed ICZOOM to consolidate Pai Ming Shenzhen’ operations and financial results in ICZOOM’s consolidated financial statements in accordance with U.S. GAAP. ICZOOM was treated as the primary beneficiary for accounting purposes under U.S. GAAP.

The Company, together with its wholly owned subsidiaries and its VIE, was effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization was considered as a recapitalization of entities under common control. The consolidation of the Company, its subsidiaries, and the VIE has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Company include the following entities:

Name of Entity	Date of Formation	Place of Incorporation	% of Ownership	Principal Activities
ICZOOM	June 18, 2015	Cayman Islands	Parent, 100%	Investment holding
ICZOOM HK	May 22, 2012	Hong Kong	100%	Purchase of electronic components from overseas suppliers
Ehub	September 13, 2012	Hong Kong	100%	Purchase of electronic components from overseas suppliers
Hjet HK	August 6, 2013	Hong Kong	100%	Purchase of electronic components from overseas suppliers
Components Zone HK	May 19, 2020	Hong Kong	100%	Investment holding
ICZOOM WFOE	September 17, 2020	PRC	100%	WFOE, Consultancy
Hjet Shuntong	November 8, 2013	PRC	100%	Investment holding
Hjet Supply Chain	July 3, 2006	PRC	100%	Order fulfilment
ICZOOM Shenzhen	July 20, 2015	PRC	100%	Sales of electronic components through B2B e-commerce platform
Hjet Logistics	May 31, 2013	PRC	100%	Logistics and product shipping
Heng Nuo Chen	May 25, 2015	PRC	100%	Logistics and product shipping. Deregistered in August 2021
Pai Ming Shenzhen	May 9, 2012	PRC	0%, Former VIE	Holds an EDI license and an ICP License. The VIE agreements has been terminated in December 2021

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

In order to streamline the Company’s business structure, on August 23, 2021, one of the Company’s subsidiaries, Heng Nuo Chen, completed the deregistration with China’s State Administration of Industry and Commerce. The deregistration of Heng Nuo Chen has no material impact on the Company’s business because Heng Nuo Chen had limited business activities and operation since its inception. Total assets and total liabilities of Heng Nuo Chen as of June 30, 2021 amounted to approximately $5,879 and $325,497, accounted for 0.01% and 0.41% of the Company’s consolidated total assets and liabilities, respectively. Heng Nuo Chen did not generated any revenue since its inception and the accumulated deficit of Heng Nuo Chen as of June 30, 2021 was $305,780, accounted for 3.27% of the Company’s consolidated accumulated deficit. Due to such immateriality, no discontinued operation was reported.

The VIE Agreements

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Prior to December 10, 2021, in order to comply with the PRC laws and regulations, the Company held its ICP license to operate the e-commerce platform, through Pai Ming Shenzhen. Pursuant to the VIE Agreements, neither the Company nor its subsidiaries owned any equity interest in Pai Ming Shenzhen. Instead, the Company controlled and received the economic benefits of the operation results of Pai Ming Shenzhen through the VIE Agreements. Under U.S. GAAP, for accounting purposes, the Company was deemed to have a controlling financial interest in, and be the primary beneficiary of Pai Ming Shenzhen, because pursuant to the VIE Agreements, the operations of Pai Ming Shenzhen were solely for the benefit of ICZOOM WFOE and ultimately, the Company. The Company consolidated the operation and financial results of Pai Ming Shenzhen as primary beneficiary through VIE Agreements in lieu of direct equity ownership by the Company. The Company terminated the VIE Agreements with Pai Ming Shenzhen on December 10, 2021 (see “Termination of the VIE Agreements” below for details).

Termination of the VIE Agreements

Due to PRC legal restrictions on direct foreign investment in internet-based businesses, such as provision of internet information services platform and other value-added telecommunication services, the Company originally carried out its business through a series of VIE Agreements with Pai Ming Shenzhen. On December 10, 2021 (the “VIE termination date”), the Company terminated the VIE Agreements under the VIE structure. There were no penalties or non-compete agreements derived from the termination of the VIE Agreements. After the termination of the VIE Agreement, the Company will no longer consolidate the operation and financial results of Pai Ming Shenzhen going forward. The Company’s Hong Kong subsidiary, ICZOOM HK, now operates a new B2B online platform, which does not require an ICP license under the PRC law. After the termination of the VIE Agreements under the VIE structure, in consideration that it may take some time for customers to take actions to complete the transfer and adapt to new platform, ICZOOM WFOE entered into a business cooperation agreement with Pai Ming Shenzhen on January 18, 2022 to assist such transition over a one-year period, pursuant to which Pai Ming Shenzhen has agreed to provide ICZOOM WFOE with network services including but not limited to business consultation, website information push, matching services of supply and demand information, online advertising, software customization, data analysis, website operation and other in-depth vertical services through online and offline data push, etc., and ICZOOM WFOE has agreed to pay Pai Ming Shenzhen with a base monthly fixed fee of RMB100,000 and additional service fee based on the service performance of Pai Ming Shenzhen. After termination of the VIE Agreement, Pai Ming Shenzhen was treated as a related party to the Company because the COO’s brother was one of the shareholders of Pai Ming Shenzhen. On April 19, 2022, the COO’s brother transferred all of his ownership interest in Pai Ming Shenzhen to an unrelated individual, and Pai Ming Shenzhen was no longer treated as a related party to the Company after April 19, 2022. Therefore, the consulting service fees paid to Pai Ming Shenzhen during the period from January 18, 2022 to April 19, 2022 were accounted for as related party transactions (see Note 14).

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

The termination of the VIE Agreements did not discontinue the Company’s existing business, which is to sell electronic component products and provide related services to customers. Historically, the Company’s business was substantially conducted through its wholly owned subsidiaries established in China and Hong Kong. Prior to the termination of the VIE Agreements, operating revenue generated through Pai Ming Shenzhen amounted to $72,425 from July 1, 2021 to December 10, 2021, accounted for only 0.03% of the Company’s consolidated total revenue for the years ended June 30, 2022. Total assets and total liabilities of Pai Ming Shenzhen amounted to approximately $219,897 and $427,395 as of December 10, 2021, accounted for only 0.60% and 0.89% of the Company’s consolidated total assets and liabilities as of June 30, 2022, respectively. The Company recorded a loss of $205,249 from the termination of the VIE Agreements for the year ended June 30, 2022. Therefore, the Company’s management believes that the termination of the VIE Agreements does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The termination is not accounted as discontinued operations in accordance with ASC 205-20.

The following presents the unaudited balance sheet information of Pai Ming Shenzhen as of December 10, 2021 and June 30, 2021, and the unaudited result of operations and cash flows of Pai Ming Shenzhen for the period from July 1, 2021 to December 10, 2021 as compared to the year ended June 30, 2021, after elimination of intercompany transactions and balances.

	December 10, 2021 (the VIE termination date)	June 30, 2021
ASSETS
CURRENT ASSETS
Cash	$41,912	$2,891
Accounts receivable	173,550	—
Prepaid expenses and other current assets	2,024	7,061
TOTAL CURRENT ASSETS	217,486	9,952
Other noncurrent assets	2,411	1,452
TOTAL ASSETS	$219,897	$11,404

LIABILITIES
CURRENT LIABILITIES
Accrued expenses and other current liabilities	$427,395	$566,158
TOTAL CURRENT LIABILITIES	427,395	566,158
TOTAL LIABILITIES	$427,395	$566,158

	From July 1, 2021 to December 10, 2021 (the VIE termination date)	For the years ended June 30, 2021
	(Unaudited)
REVENUE, net	$72,425	$36,273
COST OF REVENUE	1,122	32,229
GROSS PROFIT	71,303	4,044

OPERATING EXPENSES
Selling expenses	14,265	37,809
General and administrative expenses	75,751	182,628
Total operating expenses	90,016	220,437
LOSS FROM OPERATIONS	(18,713)	(216,393)

OTHER INCOME
Other income, net	92	243
Total other income, net	92	243
LOSS BEFORE INCOME TAX PROVISION	(18,621)	(216,150)
PROVISION FOR INCOME TAXES	—	—
NET LOSS	$(18,621)	$(216,150)

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	From July 1, 2021 to December 10, 2021 (the VIE termination date)	For the years ended June 30, 2021
Cash flows from operating activities:
Net loss	$(18,621)	$(216,150)
Changes in operating assets and liabilities:
Accounts receivable	—	—
Advances to suppliers	—	—
Prepaid expenses and other current assets	4,095	(2,847)
Other noncurrent assets	—	(1,421)
Accrued expenses and other current liabilities	53,198	216,478
Net cash provided by (used in) operating activities	38,672	(3,940)
Effect of exchange rate fluctuation on cash	349	515
Net increase (decrease) in cash	39,021	(3,425)
Cash at beginning of the period	2,891	6,316
Cash at end of the period	$41,912	$2,891

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The accompanying consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, and entity which it consolidated the operation and financial results through VIE Agreements from the July 1, 2021 to the termination date of VIE Agreements. All inter-company balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the consolidated financial statements in conformity U.S. GAAP, the management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and advance to suppliers, inventory valuations, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, realization of deferred tax assets, and provision necessary for contingent liabilities. Actual results could differ from those estimates.

Risks and uncertainties

The main operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the economy in the PRC. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations. The Company’s operations may be further affected by the ongoing outbreak of COVID-19 pandemic. A COVID-19 resurgence could negatively affect the execution of the Company’s sales contract and fulfilment of customer orders and the collection of the payments from customers on a timely manner. The Company will continue to monitor and modify the operating strategies in response to the COVID-19. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the date the Company’s financial statements are released.

Concentration of credit risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of June 30, 2023, the aggregate amounts of cash of $6,413,367 was deposited at major financial institutions located in the PRC and Hong Kong. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations. The Company maintains an allowance for doubtful accounts, and actual losses have generally been within management’s expectations. Refer to “Note 15. Concentrations” for detail.

Interest rate risk

The Company’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company’s exposure to interest rate risk also arises from borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Company have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage such interest risk exposure. The Company has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year ended June 30, 2023.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in the PRC. The Company’s cash balances in these bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash consists of cash deposited with the PRC banks and used as collateral to secure the Company’s short-term bank loans. In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires entities to present the aggregate changes in cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, the statement of cash flows will be required to present restricted cash and restricted cash equivalents as a part of the beginning and ending balances of cash and cash equivalents. The Company adopted the updated guidance retrospectively and presented restricted cash within the ending cash, cash equivalents, and restricted cash balance on the Company’s consolidated statement of cash flows for the years presented.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Notes receivable

Notes receivable represent banks’ acceptances that have been arranged with third-party financial institutions by certain customers to settle their purchases from us. These notes receivable are non-interest bearing and are collectible within six to twelve months. As of June 30, 2023 and 2022, the Company had nil and $18,000 of notes receivable balance, respectively.

Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company reduces accounts receivable by recording an allowance for doubtful accounts to account for the estimated impact of collection issues resulting from a client’s inability or unwillingness to pay valid obligations to the Company. The Company determines the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivable when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after the management has determined that the likelihood of collection is not probable. Allowance for uncollectable balances amounted to nil and $99,003 as of June 30, 2023 and 2022, respectively.

Inventories, net

Inventories are comprised of purchased electronic components products to be sold to customers. Inventories are stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. The Company reviews its inventories periodically to determine if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. Inventory allowance amounted to$1,851 and nil as of June 30, 2023 and 2022, respectively.

Advances to suppliers, net

Advances to suppliers consists of balances paid to suppliers for purchase of electronic components that have not been provided or received. Advances to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of June 30, 2023 and 2022, there was no allowance recorded as the Company considers all of the advances to be fully realizable.

Short-term investments

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks with maturities ranging from one month to twelve months. The banks invest the Company’s fund in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 1.5% to 2.5% per annum. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities. The interest earned is recognized in the consolidated statements of income and comprehensive income over the contractual term of these investments (see Note 6).

Leases

On July 1, 2021, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, and 2019-01, collectively “ASC 842”) using the modified retrospective basis and did not restate comparative periods as permitted under ASU 2018-11. ASC 842 requires that lessees recognize ROU assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For operating leases, the Company calculated ROU assets and lease liabilities based on the present value of the remaining lease payments as of the date of adoption. The remaining balance of lease liabilities are presented within current portion of operating lease liabilities and the non-current portion of operating lease liabilities on the consolidated balance sheets (see Note 10).

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Office equipment and furniture	3 years
Automobiles	5 years
Leasehold improvement	Lesser of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in consolidated statements of income and comprehensive income.

Intangible assets, net

The Company’s intangible assets primarily consist of internal-use software development costs associated with the Company’s e-commerce platform. Intangible assets are carried at cost less accumulated amortization and any recorded impairment. The Company amortizes its intangible assets over useful lives of 10 year using a straight-line method, which reflects the estimated pattern in which the economic benefits of the internally developed software are to be consumed.

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model. There were no impairments of these assets as of June 30, 2023 and 2022.

Borrowings

Borrowings comprise short-term borrowings. Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

Accounts payable

The Company’s accounts payable (“AP”) primarily include balance due to suppliers for purchase of electronic components products.

Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, consulting and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. Deferred IPO costs as included in “prepaid expenses and other current assets” amounted to nil and $629,748 as of June 30, 2023 and 2022, respectively (see Note 7).

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, restricted cash, short-term investments, notes receivable, accounts receivable, advances to suppliers, inventories, prepaid expenses and other current assets, short-term bank loans, short-term borrowings — third-party loans, notes payable, accounts payable, deferred revenue, taxes payable, due to related parties, accrued expenses operating lease liabilities-current, and other current liabilities approximate the fair value of the respective assets and liabilities as of June 30, 2023 and2022 based upon the short-term nature of the assets and liabilities.

Foreign currency translation

The functional currency for ICZOOM, ICZOOM HK, Ehub, Hjet HK and Components Zone HK is the U.S Dollar (“US$”). The Company primarily operates its business through its PRC subsidiaries as of June 30, 2022. The functional currency of the Company’s PRC subsidiaries and the VIE is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into US$. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2023	June 30, 2022
Period-end spot rate	US$1=RMB 7.2254	US$1=RMB 6.7114
Average rate	US$1=RMB 6.9881	US$1=RMB 6.4641

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition

ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company currently generates its revenue from the following main sources:

Revenue from sales of electronic components to customers

The Company operates a B2B online platform www.iczoomex.com, where the Company’s customers can register as members first, and then use the platform to post the quotes for electronic component products (such as integrated circuit, discretes, passive components, optoelectronics, electromechanical, MRO and design tools, etc.). Once purchase orders received from customers, the Company purchases desired products from suppliers, takes control of purchased products in its warehouses, and then organizes the shipping and delivery of products to customers. New customers are typically required to make certain prepayment to the Company before the Company purchases products from suppliers.

The Company accounts for revenue from sales of electronic components on a gross basis as the Company is responsible for fulfilling the promise to provide the desired electronic component products to customers, and is subject to inventory risk before the product ownership and risk are transferred and has the discretion in establishing prices. All of the Company’s contracts are fixed price contracts and have one single performance obligation as the promise is to transfer the individual goods to customers, and there is no separately identifiable other promises in the contracts. The Company’s revenue from sales of electronic components is recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. Advance payment from customers is recorded as deferred revenue first and then recognized as revenue when products are delivered to the customers and the Company’s performance obligations are satisfied. The Company does not routinely allow customers to return products and historically return allowance was immaterial. There is no separate rebate, discount, or volume incentive involved. Revenue is reported net of all value added taxes (“VAT”).

Service commission fees

The Company’s service commission fees primarily consist of (1) fees charged to customers for assisting them for customs clearance when they directly purchase electronic component products from overseas suppliers; (2) fees charged to customers for providing temporary warehousing and organizing the product shipping and delivery to customer designated destinations after customs clearance. There is no separately identifiable other promises in the contracts.

The Company merely acts as an agent in this type of transaction and earns a commission fee ranging from 0.15% to 1.5% based on the value of the merchandise that customers purchase from suppliers and such commission fee is not refundable. The Company does not have control of the goods in this type of transaction, has no discretion in establishing prices and does not have the ability to direct the use of the goods to obtain substantially all the benefits. Such revenue is recognized at the point when the Company’s customs clearance, warehousing, logistic and delivery services are performed and the customer receive the products. Revenues are recorded net of sales taxes and value added taxes.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract Assets and Liabilities

The Company did not have contract assets as of June 30, 2023 and 2022.

Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $1,671,353 and $3,651,700 as of June 30, 2023 and 2022, respectively. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling expense when incurred.

Disaggregation of revenue

The Company disaggregates its revenue from contracts by product and service types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

The summary of the Company’s total revenues by product and service type for the year ended June 30, 2023 and 2022 was as follows:

	For the years ended June 30,
	2023	2022
Sales of electronic components products:
Semiconductor:
Integrated Circuits	$36,208,767	$155,134,814
Power/Circuit Protection	13,902,350	15,971,800
Discrete	16,047,821	23,071,808
Passive Components	99,326,417	25,110,572
Optoelectronics/Electromechanical	8,535,997	12,056,185
Other semiconductor products	15,366,941	29,103,445
Equipment, tools and others:
Equipment	10,102,545	8,745,020
Tools and others	11,632,317	17,346,092
Total sales of electronic components products	211,123,155	286,539,736
Service commission fees	3,282,071	3,836,635
Total revenue	$214,405,226	$290,376,371

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The Company purchases electronic component products from third-party suppliers and then sells to customers. The Company’s products have similar economic characteristics with respect to vendors, marketing and promotions, customers and methods of distribution. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, and concludes that the Company has only one reporting segment.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Shipping and handling costs

Shipping and handling costs are expensed as incurred. Inbound shipping and handling cost associated with bringing the purchased electronic component products from suppliers to the Company’s warehouse are included in cost of revenue. Outbound shipping and handling costs associated with shipping and delivery the products to customers are included in selling expenses. For the years ended June 30, 2023 and 2022, shipping and handling costs included in cost of revenue amounted to $474,543 and $589,291 and shipping and handling costs included in selling expenses amounted to $423,606 and $445,840, respectively.

Research and development

The Company’s research and development activities primarily relate to development and implementation of its e-commerce platform and software. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s e-commerce platform. Capitalized software development costs amounted to $63,698 and $16,351 for the years ended June 30, 2023 and 2022, respectively. Research and development expenses included in general and administrative expenses amounted to $437,261 and $530,144 for the years ended June 30, 2023 and 2022, respectively, primarily comprising employee costs, and amortization and depreciation to intangible assets and property and equipment used in the research and development activities.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the year ended June 30, 2023 and 2022. The Company does not believe that there was any uncertain tax provision at June 30, 2023 and 2022. The Company’s subsidiaries in Hong Kong are subject to the profit taxes in Hong Kong. The Company’s subsidiaries in China are subject to the income tax laws of the PRC. For the year ended June 30, 2023 and 2022, the Company generated income before taxes of $877,850 and $1,109,748 through its Hong Kong subsidiaries.

As of June 30, 2023, all of the tax returns of the Company’s subsidiaries remain available for statutory examination by Hong Kong and PRC tax authorities.

Value added tax (“VAT”)

The Company is a general taxpayer and is subject to applicable VAT tax rate of 6% or 16%, and starting from April 1, 2019, the Company is subject to applicable VAT tax rate of 6% or 13%. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Debt issuance costs

Debt issuance costs related to a recognized debt liability are presented in the consolidated balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts. Amortization of debt origination costs is calculated using the effective interest method and is included as a component of interest expense.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The following table sets forth the computation of basic and diluted earnings per share for the year ended June 30, 2023 and 2022:

	For the years ended June 30,
	2023	2022
Numerator:
Net income attributable to ordinary shareholders	$1,751,170	$2,569,810

Denominator:
Weighted-average number of ordinary shares outstanding – basic	9,201,374	8,826,374
Outstanding options	742,762	751,012
Potentially dilutive shares from outstanding options	717,557	720,972
Weighted-average number of ordinary shares outstanding – diluted	9,918,931	9,547,346
Earnings per share – basic	$0.19	$0.29
Earnings per share – diluted	$0.18	$0.27

Employee benefit plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying consolidated statements of income and comprehensive income amounted to $175,762 and $199,472 for the year ended June 30, 2023 and 2022, respectively.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain or loss resulting from translation of the consolidated financial statements expressed in RMB to US$ is reported in other comprehensive income in the consolidated statements of comprehensive income.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Government subsidies

Government subsidies are provided by the relevant PRC municipal government authorities to subsidize the cost of certain research and development projects. The Company recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled $125,125 and $213,741 for the years ended June 30, 2023 and 2022, respectively.

Share-based compensation

The Company grants stock options to eligible employees for services and accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation. Share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses using the straight-line method over the vesting period.

The fair value of share options was determined using the binomial option valuation model, which requires the input of highly subjective assumptions, including the expected volatility, the exercise multiple, the risk-free rate and the dividend yield. For expected volatility, the Company has made reference to historical volatility of several comparable companies in the same industry. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested share options. The risk-free rate for periods within the contractual life of the share options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The dividend yield is based on the expected dividend policy over the contractual life of the share options.

Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for adoption of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11 to clarify its new credit impairment guidance in ASU 326. Accordingly, for public entities that are not smaller reporting entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, we plan to adopt this guidance effective July 1, 2023. We are currently evaluating the impact of our pending adoption of ASU 2016-13 on our consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on our consolidated financial statements.

In March 2022, the FASB issued ASU No. 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminates the troubled debt restructurings (TDRs) accounting model for creditors that have already adopted Topic 326, which is commonly referred to as the current expected credit loss (CECL) model. For entities that have adopted Topic 326, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The FASB’s decision to eliminate the TDR accounting model is in response to feedback that the allowance under CECL already incorporates credit losses from loans modified as TDRs and, consequently, the related accounting and disclosures – which preparers often find onerous to apply – no longer provide the same level of benefit to users. The Company is currently evaluating the impact of the new guidance on our consolidated financial statements.

In June 2022, the FASB issued ASU No. 2022-03, Fair Value Measurement (Topic 820) – Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which stipulates that a contractual restriction on the sale of an equity security should not be considered part of the equity security’s unit of account and, therefore, should not be considered in measuring its fair value. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact of the new guidance on our consolidated financial statements.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	June 30, 2023	June 30, 2022
Accounts receivable	$76,690,246	$76,119,299
Less: allowance for doubtful accounts	-	(99,003)
Accounts receivable, net	$76,690,246	$76,020,296

The Company’s accounts receivable (“AR”) primarily includes balance due from customers when the Company’s products are sold and delivered to customers.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET (cont.)

All of the June 30, 2022 accounts receivable balance has been collected. Approximately 63.1% of the June 30, 2023 accounts receivable balance has been collected as of the date the Company’s interim consolidated financial statements for the year ended June 30, 2023 were issued. The following table summarizes the Company’s outstanding accounts receivable and subsequent collection by aging bucket:

	Balance as of June 30, 2023	Subsequent collection	% of collection
AR aged less than 6 months	$76,401,424	48,068,811	62.9%
AR aged from 7 to 12 months	288,822	288,822	100.0%
Accounts Receivable	$76,690,246	48,357,633	63.1%

	Balance as of June 30, 2022	Subsequent collection	% of collection
AR aged less than 6 months	$74,233,261	$74,233,261	100.0%
AR aged from 7 to 12 months	1,886,038	1,886,038	100.0%
Accounts Receivable	$76,119,299	$76,119,299	100.0%

Allowance for doubtful accounts movement is as follows:

	June 30, 2023	June 30, 2022
Beginning balance	$99,003	$133,059
Reversal	(99,003)	(30,187)
Foreign currency translation adjustments	-	(3,869)
Ending balance	$-	$99,003

NOTE 4 — INVENTORIES, NET

Inventories, net, consist of the following:

	June 30, 2023	June 30, 2022
Semiconductors	$764,592	$324,410
Equipment, tools and others	71,117	41,205
Inventory valuation allowance	(1,851)	—
Total inventory, net	$833,858	$365,615

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — ADVANCES TO SUPPLIERS

Advances to suppliers, net, consist of the following:

	June 30, 2023	June 30, 2022
Advances to suppliers	$1,608,941	$6,613,280

Advances to suppliers represents balance paid to various suppliers for purchase of electronic components that have not been delivered. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of June 30, 2023 and 2022, there was no allowance recorded as the Company considers all of the advances to suppliers balance fully realizable. The June 30, 2022 advance to supplier balance has been fully realized in fiscal year 2023. Approximately 86.2% or $1.4 million of the June 30, 2023 advance to suppliers balance has been realized as of the date the Company’s consolidated financial statements for the year ended June 30, 2023 were issued.

NOTE 6 — SHORT-TERM INVSTMENT

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks with maturities ranging from one month to twelve months. The banks invest the Company’s fund in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 1.5% to 2.5% per annum.

Short-term investment consisted of the following:

	June 30, 2023	June 30, 2022
Beginning balance	$1,490	$928,800
Add: purchase additional wealth management financial products	4,125,704	20,025,600
Less: proceeds received upon maturity of short-term investment	(4,127,088)	(20,918,110)
Foreign currency translation adjustments	(106)	(34,800)
Ending balance of short-term investment	$-	$1,490

Interest income generated from short-term investment amounted to $14,748 and $30,775 for the years ended June 30, 2023 and 2022, respectively.

NOTE 7 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	June 30, 2023	June 30, 2022
Other receivables, net(1)	$1,286,920	$1,706,767
Deferred initial public offering costs(2)	-	629,748
Prepaid expenses(3)	54,281	96,398
Prepaid expenses and other current assets	$1,341,201	$2,432,913

(1)	Other receivable primarily includes prepaid VAT input tax in connection with the Company’s purchase of electronic component products from third-party suppliers when VAT invoices have not been received as of the balance sheet date. Other receivable also includes, advances to employees for business development and security deposits for operating leases. As of June 30, 2023, the balance of other receivable mainly consists of $892,703 of prepaid VAT input tax, $21,910 of advances to employees and $317,459 of security deposits for operating leases. All the June 30, 2022 other receivable balance and approximately 74.9% of the June 30, 2023 other receivable balance has been collected or settled.
(2)	Deferred initial public offering costs of nil and $629,748 was included in “prepaid expenses and other current assets” as of June 30, 2023 and 2022, respectively.
(3)	Prepaid expenses include mainly prepayment for rental expense and equipment maintenance, etc.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	June 30, 2023	June 30, 2022
Office equipment and furniture	$151,007	$140,695
Automobiles	69,782	62,580
Leasehold improvement	403,778	369,065
Subtotal	624,567	572,340
Less: accumulated depreciation	(498,535)	(453,096)
Property and equipment, net	$126,032	$119,244

Depreciation expense was $65,471 and $29,887 for the years ended June 30, 2023 and 2022, respectively.

NOTE 9 — INTANGIBLE ASSETS, NET

Intangible assets, net, mainly consist of the following:

	June 30, 2023	June 30, 2022
Capitalized internal-use software development costs	$905,431	$905,375
Less: accumulated amortization	(616,995)	(527,037)
Intangible assets, net	$288,436	$378,338

Amortization expense was $131,762 and $118,184 for the years ended June 30, 2023 and 2022, respectively. Estimated future amortization expense for intangible assets is as follows:

Twelve months ending June 30,	Amortization expense
2024	$88,821
2025	78,094
2026	76,316
2027	30,840
2028	11,241
Thereafter	3,124
$288,436

NOTE 10 — LEASES

The Company’s PRC subsidiaries and VIE entered into operating lease agreements with landlords to lease warehouse and office space. As of June 30, 2023, the remaining lease term was 1.9 years. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental discount rate based on the interest rate for three-year government bond as published by China’s central bank in order to discount lease payments to present value. The discount rate of the Company’s operating leases was 3.35%. For the years ended June 30, 2023 and 2022, there was no variable lease cost. For the years ended June 30, 2023 and 2022, total operating lease expense amounted to $432,422 and $582,631 respectively, and amortization of the operating lease right-of-use assets amounted to $381,795 and 41,968, respectively. For the year ended June 30, 2023, the interest on lease liabilities amounted to $28,685.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — LEASES (cont.)

Supplemental balance sheet information related to operating leases was as follows:

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	June 30, 2023	June 30, 2022
Operating lease right-of-use assets	$1,274,479	732,993
Operating lease right-of-use assets – accumulated amortization	(411,627)	(40,422)
Operating lease right-of-use assets – net	$862,852	692,571

Operating lease liabilities, current	524,698	232,221
Operating lease liabilities, non-current	375,056	480,436
Total operating lease liabilities,	$899,754	712,657

As of June 30, 2023, maturities of operating lease liabilities were as follows:

Twelve months ending June 30,	June 30, 2023
2024	549,919
2025	376,604
Total future minimum lease payments	926,523
Less: Imputed interest	(26,769)
Total	$899,754

NOTE 11 — DEBT

The Company borrowed from PRC banks, other financial institutions and third parties as working capital funds. As of June 30, 2023 and 2022, the Company’s debt consisted of the following:

(a) Short-term loans:

		June 30, 2023	June 30, 2022
Shanghai Pudong Development Bank	(1)	$4,152,000	$5,000,000
Agricultural Bank of China	(2)	2,750,000	3,200,000
Industrial and Commercial Bank of China	(3)	2,400,000	2,600,000
Bank Of China	(4)	4,732,116	1,008,400
Less: Debt issuance cost	(5)	(11,593)	(48,013)
Total short-term loans, net		$14,022,523	$11,760,387

(1) On March 15, 2022, the Company borrowed $2.7 million short-term loan from Shanghai Pudong Development Bank (“SPD”) bank as working capital for six months, with loan maturity date on September 13, 2022 and effective interest rate of 4.2% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — DEBT (cont.)

On March 24, 2022, the Company borrowed $2.3 million short-term loan from SPD bank as working capital for six months, with loan maturity date on September 20, 2022 and effective interest rate of 4.2% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

On September 21, 2022, the Company borrowed RMB¥13.9 million (approximately $2.0 million) short-term loan from SPD bank as working capital for six months, with loan maturity date on March 20, 2023 and effective interest rate of 4.64% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

On September 23, 2022, the Company borrowed RMB¥16.1 million (approximately $2.3 million) short-term loan from SPD bank as working capital for six months, with loan maturity date on March 22, 2023 and effective interest rate of 4.64% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

On March 21,  2023, the Company borrowed RMB13.9 million (approximately USD$2.0 million) short-term loan from SPD bank as working capital for six months, with loan maturity date on September 17, 2023 and effective interest rate of 4.64% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid before maturity on April 23, 2023.

On March 30, 2023, the Company borrowed RMB16.1 million (approximately USD$2.2 million) short-term loan from SPD bank as working capital for six months, with loan maturity date on September 26, 2023 and effective interest rate of 4.64% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

 On April 25, 2023, the Company borrowed RMB13.9 million (approximately USD$1.9 million) short-term loan from SPD bank as working capital for six months, with loan maturity date on October 20, 2023 and effective interest rate of 2.85% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

For the above-mentioned loans from SPD bank, certain shareholders of the Company provided joint guarantees to these loans by pledging their personal properties as collaterals.

(2) On February 25, 2022, the Company signed a new loan contract with Agricultural Bank of China (“ABC bank”) to borrow $3.2 million as working capital, with loan maturity date on August 22, 2022 and effective interest rate of 1.9% per annum. The loan was guaranteed by the Company’s certain shareholders and related parties. The loan was fully repaid upon maturity.

On August 24, 2022, the Company signed a new loan contract with ABC bank to borrow $3.0 million as working capital, with loan maturity date on February 19, 2023 and effective interest rate of 4.0% per annum. The loan was guaranteed by the Company’s certain shareholders and related parties. The loan was fully repaid upon maturity.

On February 22, 2023, the Company borrowed $2.75  million on short-term loan from ABC as working capital for six months, with loan maturity date on August 18, 2023 and effective interest rate of 5.69% per annum. The loan was fully repaid upon maturity.

For the above-mentioned loans from ABC bank, certain shareholders of the Company provided joint guarantees to these loans by pledging their personal properties as collaterals.

(3) On May 17, 2022, the Company borrowed $1.3 million short-term loan from Industrial and Commercial Bank of China (“ICBC”) as working capital for three months, with loan maturity date on August 12, 2022 and effective interest rate of 2.1% per annum. The loan was fully repaid upon maturity.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — DEBT (cont.)

On June 7, 2022, the Company borrowed $1.3 million short-term loan from ICBC as working capital for three months, with loan maturity date on September 5, 2022 and effective interest rate of 2.15% per annum. The loan was fully repaid upon maturity.

On August 15, 2022, the Company borrowed $1.3 million short-term loan from ICBC as working capital for three months, with loan maturity date on November 9, 2022 and effective interest rate of 3.1% per annum. The loan was fully repaid upon maturity.

On September 9, 2022, the Company borrowed $1.2 million short-term loan from ICBC as working capital for three months, with loan maturity date on December 7, 2022 and effective interest rate of 3.19% per annum. The loan was fully repaid upon maturity.

On November 14, 2022, the Company borrowed $1.0 million short-term loan from ICBC as working capital for three months, with loan maturity date on February 8, 2023 and effective interest rate of 5.20% per annum. The loan was fully repaid upon maturity.

On December 9, 2022, the Company borrowed $1.2 million short-term loan from ICBC as working capital for three months, with loan maturity date on March 8, 2023 and effective interest rate of 4.81% per annum. The loan was fully repaid upon maturity.

On February 9, 2023, the Company borrowed $1.3 million short-term loan from ICBC as working capital for three months, with loan maturity date on May 9, 2023 and effective interest rate of 5.11% per annum. The loan was fully repaid upon maturity.

On March 10, 2023, the Company borrowed $1.2 million short-term loan from ICBC as working capital for three months, with loan maturity date on June 7, 2023 and effective interest rate of 4.95% per annum. The loan borrowed from ICBC Bank was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

On May 11, 2023, the Company borrowed $1.3 million short-term loan from ICBC as working capital for three months, with loan maturity date on August 8, 2023 and effective interest rate of 5.56% per annum. The loan borrowed from ICBC Bank was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

On June 9, 2023, the Company borrowed $1.1 million short-term loan from ICBC as working capital for three months, with loan maturity date on September 5, 2023 and effective interest rate of 5.52% per annum. The loan borrowed from ICBC Bank was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

For the above-mentioned loans from ICBC bank, certain shareholders of the Company provided joint guarantees to these loans by pledging their personal properties as collaterals.

(4) On June 24, 2022, the Company borrowed GBP£0.82 million (approximately $1.0 million) short-term loan from Bank of China as working capital for twelve months, with loan maturity date on June 21, 2023 and effective interest rate of 1.91% per annum. The loan was pledged by a term deposit of JPY ¥136,300,000 (approximately $1.00 million). The loan was fully repaid upon maturity.

On September 27, 2022, the Company borrowed GBP£0.92 million (approximately $1.2 million) short-term loan from Bank of China as working capital for twelve months, with loan maturity date on September 27, 2023 and effective interest rate of 4.51% per annum. The loan was pledged by a term deposit of JPY ¥144.7 million (approximately $1.06 million). The loan was fully repaid upon maturity.

On November 21, 2022, the Company borrowed EUR€0.97 million (approximately $1.0 million) short-term loan from Bank of China as working capital for twelve months, with loan maturity date on November 21, 2023 and effective interest rate of 2.58% per annum. The loan was pledged by a term deposit of GBP£0.84 million (approximately $1.03 million). The loan was fully repaid upon maturity.

On March 28, 2023, the Company borrowed HKD11.8 million (approximately $1.5 million) short-term loan from Bank of China as working capital for twelve months, with loan maturity date on March 27, 2024 and effective interest rate of 3.02% per annum. The loan was pledged by a term deposit of JPY ¥196.8 million (approximately $1.48 million). The loan was fully repaid upon maturity.

On June 28, 2023, the Company borrowed GBP£0.8 million (approximately $1.0 million) short-term loan from Bank of China as working capital for twelve months, with loan maturity date on June 27, 2024 and effective interest rate of 6.02% per annum. The loan was pledged by a term deposit of JPY ¥144.0 million (approximately $1.0 million). The loan was fully repaid upon maturity.

(5) In order to obtain the above-mentioned loans from PRC banks, as of June 30 2023 and 2022, the Company incurred total of $292,998 and $142,430 loan origination fees to be paid to above mentioned related parties for providing loan guarantees and pledging their personal assets as collaterals to safeguard the loans. The loan origination fees were recorded as deferred financing cost against the loan balances. For the year ended June 30, 2023 and 2022, $215,370 and $197,366 deferred financing cost was amortized, respectively.

For the above-mentioned short-term loans from PRC banks and financial institutions, interest expense amounted to $530,568 and $293,102 f or the years ended June 30, 2023 and 2022, respectively.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — DEBT (cont.)

(b) Short-term borrowings- third-party loans

From June to December 2022, the Company borrowed loans from an unrelated company as working capital, with loan maturity date ranging from November 2022 to March 2023, and effective interest rate of 3.6% per annum. As of June 30, 2023, the outstanding balance was $0.

Total interest expense on these third-party loans amounted to $8,592 and $33,391 for the years ended June 30, 2023 and 2022, respectively.

NOTE 12 — ACCOUNTS PAYABLE

The Company’s accounts payable (“AP”) primarily include balance due to suppliers for purchase of electronic components products. The June 30, 2022 accounts payable balance has been fully settled. Approximately 70.7% of the accounts payable balance as of June 30, 2023 has been settled as of the date the Company’s interim financial statements for the year ended June 30, 2023 were issued.

The following table summarizes the Company’s outstanding accounts payable and subsequent settlement by aging bucket:

	Balance as of June 30, 2023	Subsequent settlement	% of collection
Accounts payable aged less than 6 months	$50,049,201	$35,071,648	70.1%
Accounts payable aged from 7 to 12 months	1,078,127	1,078,127	100.0%
Total accounts payable	$51,127,328	$36,149,775	70.7%

	Balance as of June 30, 2022	Subsequent settlement	% of collection
Accounts payable aged less than 6 months	$59,541,103	$59,541,103	100.0%
Accounts payable aged from 7 to 12 months	17,640	17,640	100.0%
Total accounts payable	$59,558,743	$59,558,743	100.0%

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

ICZOOM HK, Ehub, Hjet HK and Components Zone HK are incorporated in Hong Kong and are subject to profit taxes at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on or after April 1, 2018, the two-tiered profits tax rates regime took effect, under which the profits tax rate is 8.25% on assessable profits of the first HK$2 million and 16.5% on any assessable profits in excess of HK$2 million. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. As a result, Ehub is nominated by the Company and is subject to tax rate of 8.25% on the first HK$2 million of assessable profits and a tax rate of 16.5% on the remaining profits and ICZOOM HK, Hjet HK and Components Zone HK are subject to Hong Kong profit taxes at a rate of 16.5% for the years ended June 30, 2023 and 2022, respectively.

PRC

ICZOOM WFOE, Hjet Shuntong, ICZOOM Shenzhen, Hjet Supply Chain, Heng Nuo Chen, Hjet Logistics and Pai Ming Shenzhen are incorporated in the PRC, and are subject to the PRC Enterprise Income Tax Laws (“EIT Laws”) and are taxed at the statutory income tax rate of 25%.

EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. ICZOOM Shenzhen, one of the Company’s ICZOOM Operating Entities in the PRC, was approved as HNTEs and is entitled to a reduced income tax rate of 15% beginning December 2020, which is valid for three years.

(i) The components of the income tax provision from Cayman Islands, Hong Kong, and China are as follows:

	For the Years Ended June 30,
	2023	2022
Current tax provision
Cayman Islands	$—	$—
Hong Kong	84,828	183,197
China	157,376	398,085
	242,204	581,282
Deferred tax provision (benefit)
Cayman Islands	—	—
Hong Kong	(305)	—
China	23,771	5,994
	23,465	5,994
Income tax provision	$265,670	$587,276

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — TAXES (cont.)

Reconciliation of the differences between the income tax provision computed based on PRC statutory income tax rate and the Company’s actual income tax provision for the years ended June 30, 2023 and 2022, respectively are as follows:

	For the Years Ended June 30,
	2023	2022
Income tax expense computed based on PRC statutory rate	$504,210	$709,419
Effect of rate differential for Hong Kong entities	(110,932)	(146,790)
Non-deductible expenses:
Stock-based compensation*	14,649	13,543
Meals and entertainment	3,375	4,067
Change in valuation allowance	(145,632)	7,037
Actual income tax provision	$265,670	$587,276

*	The Company’s stock-based compensation expenses were recorded under the Cayman parent company level. Pursuant to the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. As a result, stock-based compensation expenses are non-deductible expenses for income tax purposes.

Deferred tax assets

The Company’s deferred tax assets are comprised of the following:

	June 30, 2023	June 30, 2022
Deferred tax assets derived from net operating loss (“NOL”) carry forwards	$406,760	$576,432
Allowance for doubtful accounts	-	24,751
Allowance of Inventory	305
Less: valuation allowance	(406,760)	(576,432)
Deferred tax assets	$305	$24,751

Movement of valuation allowance:

	June 30, 2023	June 30, 2022
Balance at beginning of the period	$576,432	$726,607
Current period addition/(reversal)	(169,672)	8,446
Effect due to the termination of VIE	-	(158,621)
Balance at end of the period	$406,760	$576,432

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company has four subsidiaries in HK, including ICZOOM HK, Components Zone HK, Hjet HK and Ehub, among which Components Zone HK were reported recurring operating losses since 2015 to June 2023. In addition, the Company also has five subsidiaries in the PRC, among which, ICZOOM Shenzhen were also reported recurring operating losses since 2015 to June 2023.

Due to the termination of the VIE Agreements in December 2021, valuation allowance of $158,621 from Pai Ming Shenzhen as accrued in prior periods has been removed because the Company will no longer consolidate the operation results of the VIE, Pai Ming Shenzhen. Management concluded that the chances for the above-mentioned HK and PRC subsidiaries to be profitable in the foreseeable near future and to utilize their net operating loss carry forwards were uncertainty. Accordingly, the Company provided valuation allowance of $406,760 and $576,432 for the deferred tax assets of these subsidiaries for the years ended June 30, 2023 and 2022 respectively.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — TAXES (cont.)

(b) Taxes payable

Taxes payable consist of the following:

	June 30, 2023	June 30, 2022
Income tax payable	$2,363,980	$2,445,687
Value added tax payable	568,157	229,315
Total taxes payable	$2,932,137	$2,675,002

NOTE 14 — RELATED PARTY TRANSACTIONS

a. Due to related parties

Due to related parties consists of the following:

Name	Related party relationship	June 30, 2023	June 30, 2022
Mrs. Duanrong Liu	Shareholder, Director and Chief Operating Officer	$1,451,842	$282,336
Mr. Lei Xia	Shareholder, Chairman and Chief Executive Officer	21,943	28,884
Other shareholders	Shareholders of the Company	34,981	38,464
Total due to related parties		$1,508,766	$349,684

As of June 30, 2023 and 2022, the balance due to related parties was loan advance from the Company’s shareholders and was used as working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

b. Loan guarantee provided by related parties

In connection with the Company’s short-term borrowings from the PRC banks, the Company’s controlling shareholder and Chief Executive Officer and several other shareholders jointly signed guarantee agreements by pledging their personal properties with the banks to secure the bank loans. The Company also incurred loan origination fees of $292,998  and $142,430 as of June 30, 2023 and 2022 respectively, to be paid to these related parties for providing such loan guarantees (see Note 11).

c. Consulting service arrangement with Pai Ming Shenzhen

On December 10, 2021, the Company terminated the VIE Agreements with Pai Ming Shenzhen. On January 22, 2022, ICZOOM WFOE entered into a business cooperation agreement with Pai Ming Shenzhen, pursuant to which Pai Ming Shenzhen agreed to provide ICZOOM WFOE with network services including but not limited to business consultation, website information push, matching services of supply and demand information, online advertising, software customization, data analysis, website operation and other in-depth vertical services through online and offline data push, etc. over a one-year period, and ICZOOM WFOE has agreed to pay Pai Ming Shenzhen with a base monthly fixed fee of RMB100,000 and additional service fee based on the service performance of Pai Ming Shenzhen. After the termination of the VIE Agreement, Pai Ming Shenzhen was treated as a related party to the Company because the COO’s brother was one of the shareholders of Pai Ming Shenzhen. On April 19, 2022. the COO’s brother transferred all his ownership interest in Pai Ming Shenzhen to an unrelated individual and Pai Ming Shenzhen was no longer treated as a related party to the Company after April 19, 2022(see Note 1). Therefore, the consulting service paid to Pai Ming Shenzhen during the period from January 18, 2022 to April 19, 2022 accounted for as related party transactions was $48,885.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. For the years ended June 30, 2023 and 2022, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues excluding the intercompany transaction were derived from its subsidiaries located in the PRC.

As of June 30, 2023 and 2022, $5,713,265 and $2,079,445 of the Company’s cash and restricted cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of June 30, 2023 and 2022, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues excluding the intercompany transaction were derived from its subsidiaries and the VIE located in the PRC.

For the years ended June 30, 2023 and 2022, no single customer accounted for more than 10% of the Company’s total revenue. The Company’s top 10 customers aggregately accounted for 26.7% and 24.1% of the total revenue for the year ended June 30, 2023 and 2022, respectively.

As of June 30, 2023 and 2022, no customer accounted for more than 10% of the total accounts receivable balance.

As of June 30, 2023 and 2022, no supplier accounted for more than 10% of the total advance to suppliers balance.

As of June 30, 2023 and 2022, no single supplier accounted for more than 10% of the total accounts payable balance.

For the years ended June 30, 2023 and 2022, no single supplier accounted for more than 10% of the Company’s total purchases.

NOTE 16 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands on June 23, 2015. The original authorized number of ordinary shares was 100 million shares with par value of US$0.02 per share (including 60,000,000 shares of Class A shares and 40,000,000 shares of Class B shares). Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one vote and each Class B ordinary share will be entitled to ten votes. The Class A ordinary shares are not convertible into shares of any other class. The Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one to one basis.

On November 13, 2020, the Company amended its Memorandum of Association to reverse split the authorized number of shares at a ratio of 1-for-4 share to 25 million shares with par value of US$0.08 per share, and reverse split the issued shares from 70,610,963 shares at par value of US$0.02 per share to 17,652,743 ordinary shares with par value of $0.08 per share. The reverse split is considered part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — SHAREHOLDERS’ EQUITY (cont.)

As a result of this revere split, the authorized number of Class A ordinary shares have been changed from 60,000,000 shares to 15,000,000 shares, and authorized number of Class B ordinary shares have been changed from 40,000,000 shares to 10,000,000 shares.

On August 25, 2021, the Company amended its Memorandum of Association to increase the authorized shares of Class A ordinary shares from 15,000,000 shares to 60,000,000 shares with par value of $0.08 per share. As a result of this amendment, the total authorized ordinary shares has been changed from 25,000,000 shares (including 15,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares) to 70,000,000 shares (including 60,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares).

On August 8, 2022, the Company amended its Memorandum of Association to reverse split the authorized number of shares at a ratio of 1-for-2 share to 35 million shares with par value of US$0.16 per share, and reverse split the issued shares from 17,652,743 shares at par value of US$0.08 per share to 8,826,374 ordinary shares with par value of $0.16 per share. The reverse split is considered part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note1).

As a result of this revere split, the authorized number of Class A ordinary shares have been changed from 60,000,000 shares to 30,000,000 shares, and authorized number of Class B ordinary shares have been changed from 10,000,000 shares to 5,000,000 shares. As of June 30, 2022, the Company had 8,826,374 ordinary shares issued and outstanding (including 4,996,874 shares of Class A ordinary shares and 3,829,500 shares of Class B ordinary shares).

On March 15, 2023, the Company completed the initial public offering in Nasdaq Capital market and issued 1,500,000 Class A ordinary shares. As of June 30, 2023, the Company had 10,326,374 ordinary shares issued and outstanding (including 6,496,874 shares of Class A ordinary shares and 3,829,500 shares of Class B ordinary shares).

Statutory reserve and restricted net assets

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries and the VIE from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S GAAP differ from those in the statutory financial statements of the WFOE and its subsidiaries and VIE. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

In light of the foregoing restrictions, the Company’s PRC subsidiaries and the VIE and are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the WFOE, the VIE and the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances.

As of June 30, 2023 and 2022, the restricted amounts as determined pursuant to PRC statutory laws totaled $624,097 and $624,097, respectively. As of June 30, 2023 and 2022, the Company’s total restricted net assets amounted to $21,071,864 and $16,535,529, respectively.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — SHARE-BASED COMPENSATION

On October 5, 2015, the Company’s Board of Directors approved the 2015 Equity Incentive Plan (the “Plan”) for the purpose of providing incentive and rewards to employees and executives. According to the Plan, 50,000,000 of the Company’s Class A ordinary shares was reserved for issuance to qualified employees, directors and officers. Given the reverse split on November 13, 2020 and August 8, 2022 (see Note 16), number of ordinary shares reserved for issuance changed to 6,250,000 shares.

Under the Plan, the following stock-based compensations have been granted to the Company’s employees, directors and officers (number of option shares and exercise price reflected the effect of the1-for-4 share reverse split on November 13, 2020 and the effect of the1-for-2 share reverse split on August 8, 2022):

(1)	On October 5, 2015, options to purchase 795,644 shares of the Company’s Class A ordinary shares have been granted at an exercise price of $0.16 per share. These share options will vest equally over a service period of four years and expire on October 5, 2023.

(2)	On December 26, 2016, options to purchase 64,250 shares of the Company’s Class A ordinary shares has been granted at an exercise price of $0.16 per share. These share options will vest equally over a service period of four years and expire on December 26, 2024.

(3)	On December 22, 2017, options to purchase 213,125 of the Company’s Class A ordinary shares have been granted at an exercise price of $0.16. These option shares will vest equally over a service period of four years, and expire on December 22, 2025.

(4)	On December 21, 2018, options to purchase 44,250 of the Company’s Class A ordinary shares have been granted at an exercise price of $0.16 per share. These option shares will vest equally over a service period of four years, and expire on December 21, 2026.

(5)	On January 15, 2020, options to purchase 33,788 shares of the Company’s Class A ordinary shares have been granted at an exercise price of $2.40 per share. These option shares vest equally over a service period of four years, and expire on January 15, 2028.

The following table summarizes the Company’s stock option activities:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual term	Fair Value
Outstanding, June 30, 2021	960,174	$0.18	2.80	$2,551,737
Exercisable, June 30, 2021	949,093	$0.16	2.76	$2,470,526
Granted	—	—	—	—
Forfeited	(209,162)	0.16	—	(1,672,892)
Exercised	—	—	—	—
Outstanding, June 30, 2022	751,012	0.16	1.05	$878,845
Exercisable, June 30, 2022	749,440	0.17	1.04	$869,478
Granted	—	—	—	—
Forfeited	(8,250)	0.16	—	(49,159)
Exercised	—	—	—	—
Outstanding, June 30, 2023	742,762	0.18	0.05	$829,686
Exercisable, June 30, 2023	742,762	0.18	0.05	$829,686

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — SHARE-BASED COMPENSATION (cont.)

The fair value of share options was determined using the binomial option valuation model. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the suboptimal early exercise factor. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The suboptimal early exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

There were no options granted under the Plan for the year ended June, 2023.

On March 19, 2021, pursuant to the Plan, the Company’s Board of Directors approved to grant 68 employees the options to purchase 579,100 shares of the Company’s ordinary shares at an exercise price of $2.40 per share. These option shares will vest equally over a service period of four years, and expire on March 19, 2029. However, on June 10, 2021, the Company Board of Directors approved to delay the issuance of the abovementioned share options to these employees.

The total fair value of share options vested the year ended June, 2023 and 2022 was $9,366 and $71,845, respectively. The Company recorded share-based compensation expense of $102,783 and $54,717 for the year ended June 30, 2023 and 2022, respectively.

For  the year ended June 30, 2022, 209,143 outstanding share options were forfeited due to the resignation of certain employees, resulting in a decrease in the unrecognized share-based compensation expenses by $531,616. As of June 30, 2023 and 2022, there were Nil and $102,783 of unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a weighted-average vesting period of 0 and 1.08 years, respectively.

NOTE 18 — COMMITMENTS AND CONTINGENCIES

Operating lease commitment

The operating lease commitments presented above mainly consist of the short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of–use assets and lease liabilities. For the years ended June 30, 2023 and 2022, total operating lease expense amounted to $432,422 and $582,631, respectively. As of June 30, 2023, future minimum lease payments under non-cancelable operating lease agreement are as follows:

Twelve Months ended June 30,	Lease expense
2024	$144,803
2025	93,757
Total	238,560

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — SUBSEQUENT EVENTS

From July 2023 to October 2023, the Company repaid an aggregate of $10.6 million outstanding short-term bank loans to various financial institutions upon maturity (see Note 11).

From July 2023 to October 2023, the Company borrowed additional $11.1 million loans from various PRC banks, including the following:

(1)	On July 20, 2023, the Company borrowed CNY2.2 million (approximately USD$0.3 million) short-term loan from CCB as working capital for six months, with loan maturity date on March 13, 2024 and effective interest rate of 3.85% per annum.

(2)	On August 4, 2023, the Company borrowed CNY1.0 million (approximately USD$0.1 million) short-term loan from WeBank as working capital for two months, with loan maturity date on October 3, 2024 and effective interest rate of 8.82% per annum. The loan was fully repaid upon the maturity of the loan.

(3)

On August 25, 2023, the Company borrowed CNY20.5million (approximately $2.8million ) short-term loan from ABC as working capital for six months, with loan maturity date on February 18, 2024 and effective interest rate of 3.8% per annum.

(4)	On August 10, 2023, the Company borrowed $1.3 million short-term loan from ICBC as working capital for three months, with loan maturity date on November 7, 2023 and effective interest rate of 5.90% per annum. The loan borrowed from ICBC Bank was guaranteed by the Company’s certain shareholders.

(5)	On August 29, 2023, the Company borrowed HKD7.9 million (approximately $1.0 million) short-term loan from Bank of China as working capital for twelve months, with loan maturity date on August 28, 2024 and effective interest rate of 3.73% per annum. The loan was pledged by a term deposit of JPY ¥146.6 million (approximately $1.0 million).

(6)	On September 7, 2023, the Company borrowed $1.1 million short-term loan from ICBC as working capital for three months, with loan maturity date on December 5, 2023 and effective interest rate of 5.99% per annum. The loan borrowed from ICBC Bank was guaranteed by the Company’s certain shareholders.

(7)	On October 7, 2023, the Company borrowed CNY2.0 million (approximately USD$0.3 million) short-term loans from WeBank as working capital for twenty-four months, with loan maturity date on October 17, 2025 and effective interest rate of 10.26% per annum.

(8)	On October 24, 2023, the Company borrowed CNY16.0 million (approximately $2.2 million short-term loan from SPD as working capital for six months, with loan maturity date on April 19, 2024 and effective interest rate of 2.74% per annum.

(9)	On October 27, 2023, the Company borrowed CNY14.0 million (approximately $1.9 million short-term loan from SPD as working capital for six months, with loan maturity date on April 24, 2024 and effective interest rate of 2.61% per annum. The loan borrowed from ICBC Bank was guaranteed by the Company’s certain shareholders.

As a result of the above repayment and new borrowings, the Company had outstanding short-term bank loan balances of $14.5  million as of the date the Company’s consolidated financial statements are released.

The Company evaluated the subsequent event through the date of the consolidated financial statements are available to release and through the date of this annual report, and concluded that there are no additional reportable subsequent events except those disclosed.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — FINANCIAL INFORMATION OF THE PARENT COMPANY

Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X require the financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries and the VIE exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries and the VIE shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries and the VIE in the form of loans, advances or cash dividends without the consent of a third party.

The interim financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and the VIE. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and the VIE” and the respective profit or loss as “Equity in earnings of subsidiaries and the VIE” on the condensed statements of comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated interim financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of June 30, 2023 and 2022, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

ICZOOM GROUP INC.

PARENT COMPANY BALANCE SHEETS

	June 30, 2023	June 30, 2022
ASSETS
Non-current asset
Investment in subsidiaries and the VIE	$15,544,196	$10,494,915
Total assets	$15,544,196	$10,494,915

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES	$—	$—

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.16 par value, 35,000,000 shares authorized, 10,326,374 and 8,826,374 shares issued and outstanding as of June 30, 2023 and 2022, respectively: *
Class A shares, 30,000,000 shares authorized, 6,496,874 and 4,996,874 shares issued and outstanding	1,039,499	799,499
Class B shares, 5,000,000 shares authorized, 3,829,500 shares issued and outstanding	612,720	612,720
Additional paid-in capital	18,795,548	14,499,213
Accumulated deficit	(4,710,203)	(6,461,373)
Accumulated other comprehensive income(loss)	(193,368)	1,044,856
Total shareholders’ equity	15,544,196	10,494,915
Total liabilities and shareholders’ equity	$15,544,196	$10,494,915

*	Retrospectively restated for effect of 1-for-4 reverse split on November 2020 and 1-for-2 reverse split on August 8, 2022 of the ordinary shares, see Note 16.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

ICZOOM GROUP INC.
PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the Year Ended June 30,
	2023	2022
EQUITY IN EARNINGS OF SUBSIDIARIES AND VIE	$1,751,170	$2,569,810
NET INCOME	1,751,170	2,569,810
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(1,238,224)	817,991
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$512,946	$3,387,801

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

ICZOOM GROUP INC.
PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Year Ended June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,751,170	$2,569,810
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiaries and VIE	(1,751,170)	(2,569,810)
Net cash used in operating activities	—	—

CHANGES IN CASH AND RESTRICTED CASH	—	—
CASH AND RESTRICTED CASH, beginning of year	—	—
CASH AND RESTRICTED CASH, end of year	$—	$—