Form 20-F
period 2024-06-30
ICZOOM Group Inc.
filed 2024-10-25
CIK 1854572

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

Tel: 86 755 88603072

(Address of principal executive offices)

Mr. Lei Xia, Chief Executive Officer
Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road

Futian District, Shenzhen

Guangdong, China, 518000

Tel: 86 755 88603072

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

As of June 30, 2024, the issuer had 7,171,858 Class A Ordinary Shares and 3,829,500 Class B Ordinary Shares.

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

This Annual Report on Form 20-F includes our audited consolidated financial statements for the years ended June 30, 2024, 2023 and 2022.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and the functional currencies are Renminbi and U.S. dollar. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars, in this Annual Report were made at the rate of RMB 0.140315 to USD1.00, respectively, the noon mid rates on June 30, 2024. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount, and not the translated U.S. dollar equivalent. We make no representation that the Renminbi, or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

In addition to the risks described above, we are subject to general risks and uncertainties related to our Ordinary Shares and future offerings, including, but not limited to, the following:

●	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share (unless otherwise described herein and adjusted as per our amended and restated articles of association) at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. See “— Any future issuances of Class B Ordinary Shares may be dilutive to the voting power of the holders of Class A Ordinary Shares.” from page 43 of this Annual Report.

●	Our Class B Ordinary Shares have ten votes per share, and our Class A Ordinary Shares have one vote per share. Our founders, who are our CEO and COO, together hold approximately 83.98% of the voting power of our outstanding ordinary shares as of the date of this Annual Report. See “Risk Factor — The dual class structure of our ordinary shares has the effect of concentrating voting control with our founders.” from page 44 of this Annual Report.

●	The recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. See “— Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors. These developments could add uncertainties to our listing and offerings.” from page 46 of this Annual Report.

●	Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. See “— We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.” from page 46 of this Annual Report.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

Our revenues decreased from $ 214,405,226 in the fiscal year 2023 to $177,933,890 in the fiscal year 2024. As of the date of this Annual Report, we maintain 9 subsidiaries, 5 of which are located in Shenzhen, China to serve different customers in various geographic locations. The number of our total employees decreased from 108 in fiscal year 2023 to 95 in the fiscal year 2024. As of September 30, 2024, we have 96 full-time employees. We are actively looking for additional locations to establish new offices and expand our current offices. We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities. Our growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

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

We purchased electronic components from 589 overseas suppliers for the year ended June 30, 2024, which consist approximately 71.7% of total 821 suppliers for the year ended June 30, 2024. We purchased electronic components from 750 overseas suppliers for the year ended June 30, 2023, which consist approximately 89.7% of total 836 suppliers for the year ended June 30, 2023. We purchased electronic components from 906 overseas suppliers for the year ended June 30, 2022, which consist approximately 89.5% of total 1,012 suppliers for the year ended June 30, 2022. As a result, factors that adversely affect oversea electronics manufacturing industry and import and export of the products could also materially and adversely affect our customers’ business, financial condition, results of operations and prospects and subsequently impact them placing orders with us. These factors include, among others:

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

We sourced our products from approximately 821,836 and 1,012 suppliers in fiscal year 2024, 2023 and 2022, respectively, including some of the top brand-name suppliers in key product categories. It is essentially important for us to procure electronic components from them on terms acceptable to us so that we can offer attractive or wholesale prices to our customers. In order to achieve favorable terms, we need to meet requirements of minimum purchase or combine orders from different customers for same product. We also need to search for products that are not posted on our platform through our suppliers. There can be no assurance that our current suppliers will continue to sell electronic components to us on terms acceptable to us, or that we will be able to establish new or extend current supplier relationships to ensure a steady supply of electronic components in a timely and cost-efficient manner, or to procure electronic components demanded from our suppliers.

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

We initiated our online operations approximately 11 years ago and are developing our e-commerce systems on a transactional basis over the Internet on a SaaS basis. Our future success will depend on our ability to improve the infrastructure to respond effectively to the evolving markets, including additional hardware and software, and implement the services efficiently to meet the need of our customers. In the event we are not successful in developing the necessary systems and implementing the necessary provisions on a timely basis, our revenues could be adversely affected, which would have a material adverse effect on our financial condition.

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

As of the date of this Annual Report, none of our subsidiaries have made any dividends or distributions to ICZOOM. As of the date of this this Annual Report, no dividends or distributions have been made to any U.S. investors. As of the date of this this Annual Report, no dividends or distributions have been made between any investors and Company’s entities. We intend to keep any future earnings to re-invest in and finance the expansion of the business of the PRC operating entities, and we do not anticipate that any cash dividends will be paid in the foreseeable future to the U.S. investors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Certain payments from us or the Hong Kong subsidiaries to the PRC operating entities are subject to PRC taxes, including value added tax, or VAT. To the extent the funds or assets in the business is in the PRC or a PRC subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC, due to the controls imposed by PRC governments which may limit our ability to transfer funds, pay dividends or make distribution to ICZOOM Cayman. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Based on the Hong Kong laws and regulations, as at the date of this Annual Report, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities.

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

Prior to our recent initial public offering occurred in March 2023, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended June 30, 2024, 2023 and 2022, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of June 30, 2024. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness we identified included the lack of dedicated resources to take responsibility for the finance and accounting functions and for the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.  Following the identification of the material weakness, as long as our budget permits, we will (i) explore options to seek for a suitable and qualified individual responsible for our financial statements to further enhance our financial management in alliance with the Company’s business and management development, and (ii) plan to engage qualified consulting service providers to provide continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. We are subject to the reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with this Annual Report. In addition, the independent registered public accounting firm must report on the effectiveness of such company’s internal control over financial reporting. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

All of our offices, warehouses and data centers are presently located on leased premises. At the end of each lease term ranging from May 31, 2024 to July 31, 2025, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. This could disrupt our operations and adversely affect our profitability. In addition, we may not be able to obtain new leases at desirable locations on acceptable terms to accommodate our future growth, which could materially and adversely affect our business.

We may incur liability for defective electronic components we sell and products or content displayed on our marketplace platform that infringe on third-party intellectual property rights.

We sell electronic components manufactured by third parties, some of which may be defectively designed or manufactured. For the fiscal years ended in 2024, 2023 and 2022, we did not receive any order or claims from third parties in this regard and historically our allowance for product returns due to the defective electronic components were immaterial. However, as purchases by our customers are mostly for industrial purposes, we may still be exposed to product liability claims if the electronics manufactured by our customers are defective due to the electronic components sold by us in the future. Third parties subject to injury or damage caused by such defective electronics may also bring claims or legal proceedings against us. Although we would have legal recourse against the suppliers of such electronic components under PRC law, attempting to enforce our rights against the suppliers may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to products we sell. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

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

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for products we sold and services we provided. As of June 30, 2024, 2023 and 2022, our accounts receivable balance, net of allowance, amounted to approximately $28,297,491, $76,690,246 and $76,020,296, respectively. Since we generally do not require collateral or other security from our customers, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

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

Foreign ownership of internet-based businesses, such as provision of internet information services platform and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprises. Previously, our B2B online platform was operated through Pai Ming Shenzhen, the VIE, which held the ICP license to provide internet information services in PRC according to the regulations in China. As a result of the contractual agreements we entered into with Pai Ming Shenzhen, we consolidated its financial results as the VIE under U.S. GAAP. In December 2021, we terminated the VIE agreements. As a result, we no longer consolidate the balance sheet data of Pai Ming Shenzhen but the operation and financial results of Pai Ming Shenzhen from the beginning of the period to the VIE termination date, and conduct all of our operations through our wholly owned subsidiaries in China and Hong Kong. ICZOOM HK now operates our B2B online platform www.iczoomex.com which has substantially the same features and functions as the platform prior to the termination of the VIE arrangements and does not require the ICP license under the PRC law. For the year ended June 30, 2022, we generated $72,425 revenue from Pai Ming Shenzhen, respectively. See “Item 4. Information on The Company — A. History and Development of the Company —— Historical Contractual Arrangements” for further details.

In the opinion of Jingtian & Gongcheng, our prior PRC legal counsel, based on the legal opinion letter they provided in March 2024, (i) the ownership structures of our WFOE and the VIE in China, both previously were not in violation of PRC laws and regulations at the time thereof; and (ii) the contractual arrangements between our WFOE, the VIE and its shareholder governed by PRC law were not in violation of PRC laws or regulations at the time thereof, and valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations at the time thereof. However, they also advised us that, even though we terminated the VIE structure in December 2021, there were still substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel, and we may be subject to severe penalties retroactively. Further, the PRC government could disallow our holding company structure, which would likely result in a material adverse change in our operations, and/or our securities may decline significantly in value or become worthless.

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

On November 14, 2021, the CAC released the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft, to solicit public opinion and comments. Pursuant to the Data Security Management Regulations Draft, data processor holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. According to the latest amended Cybersecurity Review Measures, which was promulgated on December 28, 2021 and became effective on February 15, 2022, and replaced the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Since the Cybersecurity Review Measures is new, the implementation and interpretation thereof is not yet clear. We do not expect to be subject to the cybersecurity review in connection with our offerings as it is unlikely that our offerings belongs to “listing in a foreign country” as defined in the Cybersecurity Review Measures and we currently hold in aggregate less than twenty thousand users’ individual information and it is very unlikely that we will reach the threshold of one million users’ individual information in the near future as we are a B2B platform where our registered users are substantially small and medium-sized enterprises. And as of the date of this Annual Report, we have not been informed by any PRC governmental authority of any requirement that we file for approval for our offerings.

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

On July 7, 2022, the CAC promulgated the Outbound Data Transfer Security Assessment Measures, which became effective on September 1, 2022. According to the Outbound Data Transfer Security Assessment Measures, to provide data abroad under any of the following circumstances, a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level: (i) where the data processor will provide important data abroad; (ii) where CIIO or the data processor processing the personal information of more than one million individuals will provide personal information abroad; (iii) where the data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year, will provide personal information abroad; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. Prior to declaring security assessment for outbound data transfer, the data processor shall conduct self-assessment on the risks of the outbound data transfer. For outbound data transfers that have been carried out before the effectiveness of the Outbound Data Transfer Security Assessment Measures, if it is not in compliance with these measures, rectification shall be completed within six months starting from September 1, 2022. Hjet Shuntong, a PRC subsidiary of our WFOE, collects names and phone numbers of contact persons from our customers in order to fulfill their orders. By years of operation, as of October 9, 2024, Hjet Shuntong accumulated information of names and phone numbers of approximately 12,255 PRC individuals, a substantial portion of which is no longer active nor can be verified. The personal data Hjet Shuntong possesses is kept and maintained by Hjet Shuntong within mainland China. Our B2B online platforms www.iczoomex.com, which is held by ICZOOM HK, and www.iczoom.com, which is held by ICZOOM Shenzhen, collect name and phone number of a contact when a customer registers with either platform. As of June 30, 2024, had collected names and phone numbers of approximately 378 PRC individuals and ICZOOM Shenzhen had collected names and phone numbers of approximately 11,877 PRC individuals. The Outbound Data Transfer Security Assessment Measures does not clearly state whether collection of personal information from PRC individuals by an offshore entity shall be deemed as outbound data transfer, therefore, there remains uncertainty whether such measures shall be applied to ICZOOM HK. Even such measures apply to ICZOOM HK, considering that (i) we do not collect a large amount of personal information from PRC individuals, which is far less than either 100,000 individuals’ personal information and it is very unlikely that we will reach threshold of 100,000 individuals’ personal information in the near future as we are a B2B platform where our registered users are substantially SMEs, and (ii) personal information collected by us are mainly the names and phone numbers of the contacts of our registered users, which is less likely to be deemed as sensitive personal information and is less likely to have a bearing on national security, economic operation, social stability, public health and security, thus it may not be classified as important data by the authorities, we understand, as concurred by our prior PRC counsel, Jingtian & Gongcheng in March 2024, the management reasonably believes that that the security assessment for cross-border data transfer is less likely applicable to us to date. However, as advised by our prior PRC counsel, Jingtian & Gongcheng, since the Outbound Data Transfer Security Assessment Measures are new, there remain substantial uncertainties about their interpretation and implementation, the specific applicability of the Outbound Data Transfer Security Assessment Measures still subject to further interpretation of the PRC authorities. As of the date of this Annual Report, we have not received any penalty, investigation or warning with respect to our business operation from the CAC, nor have we received any notice or instructions from the CAC requiring us to declare a security assessment. Furthermore, as of the date of this Annual Report, implementation rules for the rectification requirements have not been issued and we have not started rectifications. We will continually monitor our compliance status in accordance with the latest developments in applicable regulatory requirements. If it is determined in the future that we are required to declare a security assessment, it is uncertain whether we can or how long it will take us to complete such declaration or rectification.

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

As of the date of this Annual Report, we or our subsidiaries have not received any requirement to obtain permission or approval from CSRC or Cyberspace Administration of China for the prior VIE’s operation. Except as disclosed in this Annual Report, based on our understanding of the current PRC laws, regulations and rules, except that a filing should be made with the CSRC within three business days after an offering is completed in the future, if any, we believe we and our subsidiaries are currently not required to obtain permission from any of the PRC authorities to issue our securities to foreign investors, and we and our subsidiaries have received all requisite permissions and approvals for the company’s business operation currently conducted in China, nor have we or our subsidiaries received any denial for the company’s business operation currently conducted in China. However, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

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

Therefore, China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology field. As of the date of this Annual Report, except that a filing should be made with the CSRC within three business days after an offering is completed in the future, if any, we have not received any requirement to obtain approval of CSRC to our offerings. Further, however, given the current regulatory environment in the PRC, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice and are subject to any future actions of the PRC authorities. Additional compliance procedures may be required in connection with future offerings and our business operations. If such compliance procedures were required in the future in connection with any offerings and our business operations, and, if required, we cannot predict whether we will be able to obtain such approval. If we are unable to obtain such permission, we may be forced to abandon offerings. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

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

The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures,” which were promulgated on April 13, 2020, amended on December 28, 2021 and became effective on February 15, 2022, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. In addition, a cybersecurity review is required where critical information infrastructure operators, or the “CIIOs,” purchase network-related products and services, which products and services affect or may affect national security. Due to the lack of further interpretations, the exact scope of what constitutes a “CIIO” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. In addition, Review Measures stipulates that online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Cybersecurity Review Measures does not provide a definition of “online platform operator”, therefore, we cannot assure you that ICZOOM WFOE will not be deemed as an “online platform operator.” As of the date of this Annual Report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC. Further, as of the date of this Annual Report, we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. On November 14, 2021, CAC published the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft to solicit public opinion and comments. Under the Data Security Management Regulations Draft, which provides that an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. We may be deemed as a data processor under the Data Security Management Regulations Draft. Notwithstanding the foregoing, even if we are deemed as an online platform operator under the Cybersecurity Review Measures or a data processor under the Data Security Management Regulations Draft, we do not expect to be subject to the cybersecurity review in connection with an offering because it is unlikely that our future offerings would belong to “listing in a foreign country” as defined in the Cybersecurity Review Measures and we hold aggregate less than twenty thousand users’ individual information and it is very unlikely that we will reach threshold of one million users’ individual information in the near future as we are a B2B platform where our registered users are substantially SMEs. However, the Data Security Management Regulations Draft has not been formally adopted. It is uncertain when the final regulation will be issued and take effect, how it will be enacted, interpreted or implemented, and whether it will affect us. There remains uncertainty as to how the Review Measures and the Data Security Management Regulations Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Review Measures and the Data Security Regulations Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed applicable to our operations. Any cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot guarantee that any clearance can be obtained or any actions that may be required for our listing on the Nasdaq capital market and the offering as well can be taken in a timely manner, or at all.

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

As of the date thereof, our issued and outstanding ordinary shares consist of 7,902,495 Class A ordinary shares and 3,829,500 Class B ordinary shares (the “Class B Ordinary Shares”).  In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to ten (10) votes per share based on our dual-class share structure. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share (unless otherwise described herein and adjusted as per our amended and restated articles of association) at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

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

Our Class B Ordinary Shares have ten votes per share, and our Class A Ordinary Shares have one vote per share. Our founders, who are our CEO and COO, together hold approximately 83.98% of the voting power of our outstanding ordinary shares as of the date of this Annual Report, and therefore be able to control all matters submitted to our shareholders for approval. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval, until we issue substantial amount of Class A Ordinary Shares over time in the future or our founders select to convert their Class B Ordinary Shares into Class A Ordinary Shares. The conversion of Class B Ordinary Shares to Class A Ordinary Shares will have the effect, over time, of increasing the relative voting power of those holders of Class B Ordinary Shares who retain their shares in the long term.

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

Friedman LLP, the independent registered public accounting firm that issued the audit report included elsewhere in this this Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, was subject to laws in the United States pursuant to which the PCAOB conducted regular inspections to assess its compliance with the applicable professional standards. Friedman LLP was our auditor for the financial statements for the fiscal years ended June 30, 2022 and 2021. Effective as of September 1, 2022, Friedman LLP combined with Marcum. Friedman LLP was headquartered in Manhattan, New York, and had been inspected by the PCAOB on a regular basis with the last inspection in October 2020 until its combination with Marcum. On April 3, 2023, we appointed Audit Alliance to serve as our independent registered public accounting firm. Audit Alliance is based in Singapore, registered with PCAOB and subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards, and the most recent inspection was conducted in December 2023. Neither our former auditor, Friedman LLP, nor our current auditor, Audit Alliance, was/is headquartered in mainland China or Hong Kong and was not identified in the Determination Report on December 16, 2021 as a firm subject to the PCAOB’s determination. In the event that, in the future, either there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the determinations so that our PRC operating entities will be subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including “over-the-counter” trading, may be prohibited, under the HFCA Act. The recent developments would add uncertainties to our offering and we cannot assure you whether the national securities exchange we apply to for listing or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

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

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. An aggregate of 7,902,495 Class A Ordinary Shares are outstanding as of the date of this Annual Report. An aggregate of 1,500,000 Class A Ordinary Shares sold in our initial public offering are freely transferable without restriction or further registration under the Securities Act. We have also registered 6,250,000 Class A Ordinary Shares issuable pursuant to the 2015 equity incentive plan of the Company, as amended on the Registration Statement on Form S-8 (File No. 333-280810) filed with the SEC on July 15, 2024, under which the shares issued are freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

As a “controlled company” under the rules of the NASDAQ Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

As of the date of this Annual Report, our Chief Executive Officer, Lei Xia and our Chief Operating Officer, Duanrong Liu, beneficially owned an aggregate 83.98% voting power of the Company given the effect of 1 vote for each Class A Ordinary Shares and 10 votes for each Class B Ordinary Share, which allow Lei Xia and Duanrong Liu together to determine all matters requiring approval by shareholders. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

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

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on the expected price of our Class A Ordinary Shares and the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements. For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information — E. Taxation — Passive Foreign Investment Company Rules” starting on page 147 of this Annual Report.

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

In the opinion of our prior PRC counsel, Jingtian & Gongcheng in March 2024, and our management reasonably believes that:

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

However, in December 2021, we terminated the VIE arrangement with Pai Ming Shenzhen, completed the relevant regulatory procedures, and unwound the VIE structure in December 2021. Our Hong Kong subsidiary, ICZOOM HK, now operates our B2B online platform www.iczoomex.com, which does not require an ICP license under the PRC law. The reason for us to change the entity operating our B2B online platform was twofold. First, with the increased number of customers in Hong Kong and potential demands from other countries for electronic components in China, we were motivated to establish a B2B online platform in Hong Kong for our growth in Hong Kong market and potential expansion to other markets. Second, the substantially increased regulatory and operational risks of the VIE arrangements accelerated our termination of the VIE arrangement, which as a result terminated our contractual right to access to the old platform held by Pai Ming Shenzhen. Our platform www.iczoomex.com is not only operated and managed by ICZOOM HK but its server and data are located and stored in Singapore. As neither our online platform nor its operator is within the territory of China, ICZOOM HK is not required by PRC law to obtain an ICP license to maintain and operate www.iczoomex.com, and we are able to provide internet information services through such platform.

As a result, we no longer consolidate the operation and financial results of Pai Ming Shenzhen and conduct all of our operations through our wholly owned subsidiaries in China and Hong Kong. Nevertheless, we generated more than 96.5% of our revenue from operations of our wholly foreign owned subsidiaries for the last three fiscal years before the termination of the VIE arrangements and now generate all of our revenue from operations of our wholly owned subsidiaries after such termination. See ” — Selected Consolidated Balance Sheet Data”; “— Selected Consolidated Statement of Operations Data”; “— Selected Consolidated Statement of Cash Flows”; and “— Roll-Forward of Investment” below starting on page F-1 of this Annual Report. While the current corporate structure does not contain any VIE and we have no intention establishing any VIEs in PRC in the future, if in the future the PRC laws and regulations change, and the PRC regulatory authorities disallow the VIE structure pursuant to applicable laws and regulations, including retroactively, it would likely result in changes in our operations, and may affect the value of the securities of ICZOOM Cayman.

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

After the termination of the agreements under the VIE structure, our Hong Kong subsidiary, ICZOOM HK, now operates our B2B online platform. Uncertainties exist regarding whether Hong Kong companies are subject to the new Cybersecurity Review Measures, and ICZOOM HK as the operator of our online platform may be subject to PRC laws relating to the use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. According to the Cybersecurity Review Measures, which was promulgated on December 28, 2021 and became effective on February 15, 2022 and replaced the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Cybersecurity Review Measures does not provide a definition of “online platform operator”, therefore, we cannot assure you that ICZOOM WFOE, will not be deemed as an “online platform operator.” On November 14, 2021, the Cyberspace Administration of China, or “CAC”, released the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft, to solicit public opinion and comments. Pursuant to the Data Security Management Regulations Draft, data processor holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refer to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. We may be deemed as a data processor under the Data Security Management Regulations Draft. Notwithstanding the foregoing, even if we are deemed as an online platform operator under the Cybersecurity Review Measures or a data processor under the Data Security Management Regulations Draft, we do not expect to be subject to the cybersecurity review in connection with our offerings because it is unlikely that our offerings belong to “listing in a foreign country” as defined in the Cybersecurity Review Measures and we currently hold aggregate less than twenty thousand users’ individual information and it is very unlikely that we will reach threshold of one million users’ individual information in the near future as we are a B2B platform where our registered users are substantially small and medium-sized enterprises (“SMEs”). Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and maintain the listing on an U.S. exchange. See “Item 3. Key Information — Risk Factor — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our securities”; “— We must remit the offering proceeds to China before they may be used to benefit our business in China, the process of which may be time consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner”; “— You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China against us, based on the United States, Hong Kong or other foreign laws, and the ability of U.S. authorities to bring actions in China may also be limited”; and “— China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology field. Additional compliance procedures may be required in connection with future offerings, and, if required, we cannot predict whether we will be able to obtain such approval. If we are required to obtain PRC governmental permissions to commence the sale of our securities, we will not commence the offering until we obtain such permissions. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.”

Our Class A Ordinary Shares may be prohibited to trade on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (“HFCA Act”) if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong. Friedman LLP was our auditor for the financial statements for the fiscal years ended June 30, 2022 and 2021. Effective as of September 1, 2022, Friedman LLP combined with Marcum LLP (“Marcum”). Friedman LLP was headquartered in Manhattan, NY and had been inspected by the PCAOB on a regular basis with the last inspection in October 2020 until its combination with Marcum. On April 3, 2023, we appointed Audit Alliance LLP (“Audit Alliance”) to serve as our independent registered public accounting firm. Audit Alliance is based in Singapore, registered with PCAOB and subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards, and the most recent inspection was conducted in December 2023. Neither our former auditor, Friedman LLP, nor our current auditor, Audit Alliance, was/is headquartered in mainland China or Hong Kong and was not identified in the Determination Report on December 16, 2021 as a firm subject to the PCAOB’s determination. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. The PCAOB was required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed and does not have to wait another year to reassess its determinations. In the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCA Act. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. See “Item 3. Key Information— Risk Factors — Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing and offerings” starting on page 46 of this Annual Report more information.

Permission Required from the PRC Authorities for the Company’s Operation and to Issue Our Securities to Foreign Investors

Our operations in China are governed by PRC laws and regulations. Our prior PRC legal counsel, Jingtian & Gongcheng, advised us in March 2024, based on their understanding of the current PRC laws, regulations and rules, and our management reasonably believes that, as of the date of this Annual Report, except that a filing should be made with the CSRC within three business days after an offering is completed in the future, if any, we and our subsidiaries have received all requisite permissions and approvals from the PRC government authorities for our business operations currently conducted in China. Neither have we nor our subsidiaries received any denial of permissions for our business operations in material aspects currently conducted in China. These permissions and approvals include (without limitation) Business License, Record Registration Form for Foreign Trade Business Operators, and Filing Form for Customs Declaration Entity.

Our prior PRC legal counsel, Jingtian Gongcheng, has advised us in March 2024, based on their understanding of the current PRC laws, regulations and rules, and our management reasonably believes that, as of the date of this Annual Report, except that a filing should be made with the CSRC within three business days after an offering is completed, if any, we and our subsidiaries are currently not required to obtain permission from any of the PRC authorities to issue our securities to foreign investors.

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

After the termination of the agreements under the VIE structure, in consideration that it may take some time for customers to take actions to complete the transfer and adapt to the new platform from the old platform operated by Pai Ming Shenzhen, ICZOOM WFOE entered into a business cooperation agreement with Pai Ming Shenzhen on January 18, 2022, under which Pai Ming Shenzhen agreed to provide us with network services including but not limited to business consultation, website information push, matching services of supply and demand information, online advertising, software customization, data analysis, website operation and other in-depth vertical services through online and offline data push through its platform. Uncertainties exist regarding whether Hong Kong companies are subject to the new Cybersecurity Review Measures, and ICZOOM HK as the operator of our online platform may be subject to PRC laws relating to the use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. According to the latest amended Cybersecurity Review Measures, which was promulgated on December 28, 2021 and became effective on February 15, 2022, and replaced the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. On November 14, 2021, the CAC released the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft, to solicit public opinion and comments. Pursuant to the Data Security Management Regulations Draft, data processor holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. We may be deemed as a data processor under the Data Security Management Regulations Draft. Notwithstanding the foregoing, even if we are deemed as an online platform operator under the Cybersecurity Review Measures or a data processor under the Data Security Management Regulations Draft, we do not expect to be subject to the cybersecurity review in connection with our offerings because it is unlikely that our future offerings belong to “listing in a foreign country” as defined in the Cybersecurity Review Measures and we currently hold aggregate less than twenty thousand users’ individual information and it is very unlikely that we will reach threshold of one million users’ individual information in the near future as we are a B2B platform where our registered users are substantially SMEs.

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

On July 7, 2022, the CAC promulgated the Outbound Data Transfer Security Assessment Measures, which became effective on September 1, 2022. According to the Outbound Data Transfer Security Assessment Measures, to provide data abroad under any of the following circumstances, a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level: (i) where the data processor will provide important data abroad; (ii) where CIIO or the data processor processing the personal information of more than one million individuals will provide personal information abroad; (iii) where the data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year, will provide personal information abroad; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. Prior to declaring security assessment for outbound data transfer, the data processor shall conduct self-assessment on the risks of the outbound data transfer. For outbound data transfers that have been carried out before the effectiveness of the Outbound Data Transfer Security Assessment Measures, if it is not in compliance with these measures, rectification shall be completed within six months starting from September 1, 2022. Hjet Shuntong, a PRC subsidiary of our WFOE, collects names and phone numbers of contact persons from our customers in order to fulfill their orders. By years of operation, as of October 9, 2024, Hjet Shuntong accumulated information of names and phone numbers of approximately 12,255 PRC individuals, a substantial portion of which is no longer active nor can be verified. The personal data Hjet Shuntong possesses is kept and maintained by Hjet Shuntong within mainland China. Our B2B online platforms www.iczoomex.com, which is held by ICZOOM HK, and www.iczoom.com, which is held by ICZOOM Shenzhen, collect name and phone number of a contact when a customer registers with the platform. As of June 30, 2024, ICZOOM HK had collected names and phone numbers of approximately 378 PRC individuals and ICZOOM Shenzhen had collected names and phone numbers of approximately 11,877 PRC individuals. The Outbound Data Transfer Security Assessment Measures does not clearly state whether collection of personal information from PRC individuals by an offshore entity shall be deemed as outbound data transfer, therefore, there remains uncertainty whether such measures shall be applied to ICZOOM HK. Even such measures apply to ICZOOM HK, considering that (i) we do not collect a large amount of personal information from PRC individuals, which is far less than either 100,000 individuals’ personal information and it is very unlikely that we will reach threshold of 100,000 individuals’ personal information in the near future as we are a B2B platform where our registered users are substantially SMEs, and (ii) personal information collected by us are mainly the names and phone numbers of the contacts of our registered users, which is less likely to be deemed as sensitive personal information and is less likely to have a bearing on national security, thus it may not be classified as important data by the authorities, we understand, as concurred by our prior PRC counsel, Jingtian & Gongcheng in March 2024, and our management reasonably believes, that the security assessment for cross-border data transfer is less likely applicable to us to date. However, as advised by our prior PRC counsel, Jingtian& Gongcheng, since the Outbound Data Transfer Security Assessment Measures was extremely new, there remained substantial uncertainties about its interpretation and implementation, the specific applicability of the Outbound Data Transfer Security Assessment Measures still subject to further interpretation of the PRC authorities. As of the date of this Annual Report, we have not received any penalty, investigation or warning with respect to our business operation from the CAC, nor have we received any notice or instructions from the CAC requiring us to declare a security assessment. Furthermore, as of the date of this Annual Report, implementation rules for the rectification requirements have not been issued and we have not started rectifications. We will continually monitor our compliance status in accordance with the latest developments in applicable regulatory requirements. If it is determined in the future that we are required to declare a security assessment, it is uncertain whether we can or how long it will take us to complete such declaration or rectification.

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

Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of June 30, 2024, except that ICZOOM Cayman transferred proceeds of approximately $5.2 million from its initial public offering to Ehub Electronic after the completion of the initial public offering, there has been no cash flows, including dividends, transfers and distributions, between ICZOOM Cayman and its subsidiaries. Prior to the termination of the VIE arrangement in December 2021, funds were historically transferred between Hjet Supply Chain to Pai Ming Shenzhen pursuant to the contracts between them in the aggregated amount of $59,478 from July 1, 2021 to the termination date, and in the aggregated amount of $217,464 for the fiscal year ended June 30, 2021, respectively. After the termination of the VIE arrangement till June 30, 2022, Hjet Supply Chain transferred funds in the aggregated amount of $181,596 to Pai Ming Shenzhen pursuant to the business cooperation agreement dated January 18, 2022. Other than funds transferred to Pai Ming Shenzhen, funds are transferred among our HK and PRC subsidiaries for working capital purpose. As of the date hereof, there has been no dividend or distributions made between U.S. investors, other investors and the Company’s entities. See “— Selected Consolidated Balance Sheet Data”; “— Selected Consolidated Statement of Operations Data”; “— Selected Consolidated Statement of Cash Flows”; and “— Roll-Forward of Investment” below

Cash proceeds raised from overseas financing activities, including the cash proceeds from our offerings, may be transferred by ICZOOM Cayman to Components Zone HK, and then transferred to ICZOOM WFOE, and then transferred to Hjet Shuntong, and then Hjet Supply Chain, and then ICZOOM Shenzhen and Hjet Logistics as capital contribution and/or shareholder loans subject to applicable regulatory approvals, as the case may be.

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

Selected Consolidated Balance Sheet Data

	As of June 30, 2024
	ICZOOM (“Parent” or the “Company”)	The Company’s subsidiaries other than VIE	The VIE (Pai Ming Shenzhen)	Eliminations	Consolidated Total
Total current assets	$—	$39,132,067	$—	$—	$39,132,067
Investments in subsidiaries and VIEs	$15,380,714	$—	$—	$(15,380,714)	$—
Total non-current assets	$15,380,714	$842,975	$—	$(15,380,714)	$842,975
Total assets	$15,380,714	$39,975,042	$—	$(15,380,714)	$39,975,042
Total current liabilities	$—	$24,594,328	$—	$—	$24,594,328
Total non-current liabilities	$—	$—	$—	$—	$—
Total liabilities	$—	$24,594,328	$—	$—	$24,594,328
Total shareholders’ equity (deficit)	$15,380,714	$15,380,714	$—	$(15,380,714)	$15,380,714
Total liabilities and shareholders’ equity (deficit)	$15,380,714	$39,975,042	$—	$(15,380,714)	$39,975,042

	As of June 30, 2023
	ICZOOM (“Parent” or the “Company”)	The Company’s subsidiaries other than VIE	The VIE (Pai Ming Shenzhen)	Eliminations	Consolidated Total
Total current assets	$—	$86,887,613	$—	$—	$86,887,613
Investments in subsidiaries and VIEs	$15,544,196	$—	$—	$(15,544,196)	$—
Total non-current assets	$15,544,196	$1,288,225	$—	$(15,544,196)	$1,288,225
Total assets	$15,544,196	$88,175,838	$—	$(15,544,196)	$88,175,838
Total current liabilities	$—	$72,256,586	$—	$—	$72,256,586
Total non-current liabilities	$—	$375,056	$—	$—	$375,056
Total liabilities	$—	$72,631,642	$—	$—	$72,631,642
Total shareholders’ equity (deficit)	$15,544,196	$15,544,196	$—	$(10,494,915)	$15,544,196
Total liabilities and shareholders’ equity (deficit)	$15,544,196	$88,175,838	$—	$(10,494,915)	$88,175,838

	As of June 30, 2022
	ICZOOM (“Parent” or the “Company”)	The Company’s subsidiaries other than VIE	The VIE (Pai Ming Shenzhen)	Eliminations	Consolidated Total
Total current assets	$—	$88,403,617	$—	$—	$88,403,617
Investments in subsidiaries and VIEs	$10,494,915	$—	$—	$(10,494,915)	$—
Total non-current assets	$10,494,915	$1,229,395	$—	$(10,494,915)	$1,229,395
Total assets	$10,494,915	$89,633,012	$—	$(10,494,915)	$89,633,012
Total current liabilities	$—	$78,657,661	$—	$—	$78,657,661
Total non-current liabilities	$—	$480,436	$—	$—	$480,436
Total liabilities	$—	$79,138,097	$—	$—	$79,138,097
Total shareholders’ equity (deficit)	$10,494,915	$10,494,915	$—	$(10,494,915)	$10,494,915
Total liabilities and shareholders’ equity (deficit)	$10,494,915	$89,633,012	$—	$(10,494,915)	$89,633,012

Selected Consolidated Statement of Operations Data

	For the year ended June 30, 2024
	ICZOOM (“Parent” or the “Company”)	The Company’s subsidiaries other than VIE	The VIE (Pai Ming Shenzhen)	Eliminations	Consolidated Total
Revenue	$—	$177,933,890	$—	$—	$177,933,890
Income from equity method investment	$(2,272,297)	$—	$—	$2,272,297	$—
Cost of revenue	$—	$172,983,529	$—	$—	$172,983,529
Gross profit	$—	$4,950,361	$—	$—	$4,950,361
Total operating expenses	$—	$6,294,192	$—	$—	$6,294,192
Total other income	$—	$(994,182)	$—	$—	$(994,182
Net income (loss)	$(2,272,297)	$(2,272,297)	$—	$2,272,297	$(2,272,297)
Comprehensive income (loss)	$(1,432,888)	$(1,432,888)	$—	$1,432,888	$(1,432,888)

	For the year ended June 30, 2023
	ICZOOM (“Parent” or the “Company”)	The Company’s subsidiaries other than VIE	The VIE (Pai Ming Shenzhen)	Eliminations	Consolidated Total
Revenue	$—	$214,405,226	$—	$—	$214,405,226
Income from equity method investment	$1,751,170	$—	$—	$(1,751,170)	$—
Cost of revenue	$—	$209,112,615	$—	$—	$209,112,615
Gross profit	$—	$5,292,611	$—	$—	$5,292,611
Total operating expenses	$—	$4,417,579	$—	$—	$4,417,579
Total other income	$—	$1,141,808	$—	$—	$1,141,808)
Net income (loss)	$1,751,170	$1,751,170	$—	$(1,751,170)	$1,751,170
Comprehensive income (loss)	$512,946	$512,946	$—	$(512,946)	$512,946

	For the year ended June 30, 2022
	ICZOOM (“Parent” or the “Company”)	The Company’s subsidiaries other than VIE	The VIE (Pai Ming Shenzhen)	Eliminations	Consolidated Total
Revenue	$—	$290,303,946	$72,425	$—	$290,376,371
Income from equity method investment	$2,569,810	$—	$—	$(2,569,810)	$—
Cost of revenue	$—	$282,560,785	$1,122	$—	$282,561,907
Gross profit	$—	$7,743,161	$71,303	$—	$7,814,464
Total operating expenses	$—	$4,353,193	$90,016	$—	$4,443,209
Total other income	$—	$(214,261)	$92	$—	$(214,169)
Net income (loss)	$2,569,810	$2,588,431	$(18,621)	$(2,569,810)	$2,569,810
Comprehensive income (loss)	$3,387,801	$3,406,422	$(18,621)	$(3,387,801)	$3,387,801

Selected Consolidated Statement of Cash Flows

	For the year ended June 30, 2024
	ICZOOM (“Parent” or the “Company”)	The Company’s subsidiaries other than VIE	The VIE (Pai Ming Shenzhen)	Eliminations	Consolidated Total
Net cash used in operating activities	$—	$2,082,250	$—	$—	$2,082,250
Net cash used in investing activities	$—	$(155,448)	$—	$—	$(155,448)
Net cash provided by financing activities	$—	$(2,246,032)	$—	$—	$(2,246,032)

	For the year ended June 30, 2023
	ICZOOM (“Parent” or the “Company”)	The Company’s subsidiaries other than VIE	The VIE (Pai Ming Shenzhen)	Eliminations	Consolidated Total
Net cash used in operating activities	$—	$(3,751,832)	$—	$—	$(3,751,832)
Net cash used in investing activities	$—	$(144,227)	$—	$—	$(144,227)
Net cash provided by financing activities	$—	$8,749,216	$—	$—	$8,749,216)

	For the year ended June 30, 2022
	ICZOOM (“Parent” or the “Company”)	The Company’s subsidiaries other than VIE	The VIE (Pai Ming Shenzhen)	Eliminations	Consolidated Total
Net cash provided by operating activities	$—	$99,878	$38,672	$—	$138,550
Net cash provided by investing activities	$—	$863,719	$—	$—	$863,719
Net cash used in financing activities	$—	$(3,495,874)	$—	$—	$(3,495,874)

Controlled Company

Our outstanding shares consist of Class A Ordinary Shares and Class B Ordinary Shares, and we are a “controlled company” as defined under the Nasdaq Stock Market Rules because our Chief Executive Officer, Lei Xia and our Chief Operating Officer, Duanrong Liu, collectively beneficially own an aggregate 83.98% voting power of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to 10 votes and is convertible into one Class A Ordinary Share at any time by the holders thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

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

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. Please see “Item 16G. Corporate Governance” for more information about our corporate governance practice as a foreign private issuer.

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

Sales of Electronic Components Products

We sell two categories of electronic component products: (i) semiconductor products and (ii) electronic equipment, tools and other products. Our semiconductor products primarily include various integrated circuit, discretes, passive components, optoelectronics, and our equipment, tools and other electronic component products primarily include various electromechanical, MRO, and various design tools. The selling prices for our semiconductor products range from $0.0001 per unit to approximately $55,922 per unit, and selling prices for our electronic equipment, tools and other products normally range from $0.0001 per unit to $49,925 per unit, depending on different features of SKUs. For the fiscal years ended June 30, 2024, 2023 and 2022, the average selling prices of semiconductor products were $0.21 per unit, $0.22 per unit and $0.21 per unit, respectively, and the average selling prices of equipment, tools and others were $0.44 per unit, $0.57 per unit and $0.25 per unit, respectively.

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

We first launched our Platform 1.0 in 2012 in the form of a website, www.iczoom.com, under our “ICZOOM” brand, the domain of which was held by Pai Ming Shenzhen under the contractual arrangements. In 2015, we launched our improved Platform 2.0 and Financial System 2.0 to support the rapid growth of our SME customer base. We launched Financial System 3.0 online in 2016. Since 2017, we upgraded our Platform twice a month. Since the launch of our initial Platform and Financial System in 2012, we have received 69 software copyrights. In December 2021, we terminated the agreements under the contractual arrangements with Pai Ming Shenzhen, and our Hong Kong subsidiary ICZOOM HK now operates our B2B online platform www.iczoomex.com, which has substantially the same features and functions as the platform prior to the termination of the contractual arrangements. Currently, we operate through two B2B online platforms, www.iczoom.com and www.iczoomex.com. Two platforms have substantially the same features and functions, provide the same information and services and are both accessible by customers from any countries and regions, while the latter one, with the server and data located and stored in Singapore, is primarily serving oversea customers. ICZOOM Shenzhen maintains and operate www.iczoom.com with an Electronic Data Interchange (“EDI”) license.

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

In conjunction with the termination of the VIE arrangements in December 2021, we commenced to operate a new B2B platform through www.iczoomex.com. The new platform has substantially the same features and functions as the old platform or website, which, among others, enables us to collect, optimize and present product offering information, match orders for customers and fulfil orders through our SaaS suite services.

The new platform, however, did not automatically integrate the information of registered customers from the old platform. The customers were mainly small-medium electronic component buyers in PRC, some of which were repeat customers who constantly place orders on the platform and some are less active who place orders whenever they need to. For those repeat customers, we were able to contact them and worked with them even prior to the termination of the VIE arrangement to register with the new platform and continue working with them to transfer over to the new platform. For other random customers, with the assistance from Pai Ming Shenzhen through a one-year business cooperation agreement entered into on January 18, 2022, we had gradually transferred them over to the new platform. It took us approximately one year to complete the transfer of customers.

Pursuant to the business cooperation agreement, Pai Ming Shenzhen utilized the old platform to provide us with network services, including but not limited to business consultation, website information push, matching services of supply and demand information, online advertising, software customization, data analysis, website operation and other in-depth vertical services through online and offline data push and we agreed to pay Pai Ming Shenzhen for its monthly service with a base monthly fixed fee of RMB100,000 and additional variable service fees based on its performance during the one-year-term of the agreement. After termination of the VIE agreement, Pai Ming Shenzhen was treated as a related party to the Company because the COO’s brother was one of the shareholders of Pai Ming Shenzhen. On April 19, 2022, the COO’s brother transferred all his ownership interest in Pai Ming Shenzhen to an unrelated individual and Pai Ming Shenzhen was no longer treated as a related party to the Company after April 19, 2022. Therefore, the consulting service fees to be paid to Pai Ming Shenzhen during the period from January 18, 2022 to April 19, 2022 were accounted for as related party transactions. When an order was placed on the old platform, the customer would receive an automatically generated message that a representative would contact him, her or it shortly to confirm and fulfil the order. Pai Ming Shenzhen sent information of orders to us on a daily basis so that we could contact customers directly to guide them to register with the new platform to place orders so that the orders could be matched and fulfilled through the new platform. For any new customer that had not previously registered with the old platform but sourced by Pai Ming Shenzhen and had placed orders with us through the new platform, we agreed to pay Pai Ming Shenzhen a variable service fee. During the one-year term of the business cooperation agreement, 73 new customers sourced by Pai Ming Shenzhen placed orders on our new platform, and we have paid Pai Ming Shenzhen approximately RMB 73,000 (approximately $0.01 million) of additional variable service fees for such new customers. This business cooperation agreement expired after the one-year term. Currently, we operate through two B2B online platforms, www.iczoom.com and www.iczoomex.com. Two platforms have substantially the same features and functions, provide the same information and services and are both accessible by customers from any countries and regions, while the latter one, with the server and data located and stored in Singapore, is primarily serving oversea customers. ICZOOM Shenzhen maintains and operate www.iczoom.com with an EDI license.

For the fiscal years ended June 30, 2024, 2023 and 2022, we made purchases from a total of 821, 836 and 1,012 suppliers, respectively. As the date hereof, we have uploaded information of all products we purchased not only from those suppliers but from any new suppliers in 2022 on the new platform.

For the fiscal years ended June 30, 2024, 2023 and 2022, we generated revenue from a total of 805, 813 and 1,051 customers, respectively.

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

Annual Shareholder Meeting

On July 9, 2024, the Company received written notice from the Nasdaq notifying the Company that it was not in compliance with Nasdaq Listing Rule 5620(a), which requires that Nasdaq-listed companies hold an annual meeting of shareholders within twelve months of their fiscal year end. On August 20, 2024, the Company held an annual general meeting of shareholders (the “Annual Meeting”). At the Annual Meeting, among the other things, the Company was approved to amend the Company’s memorandum and articles of association to remove the requirement of the Company to hold annual general meetings and related consequential updates, as well as other administrative updates. As a result, the Company adopted the Fourth Amended and Restated Memorandum and Articles of Association accordingly.

Following the Annual Meeting, on August 29, 2024, the Company received written notice from the Nasdaq informing the Company that it has regained compliance with Nasdaq Listing Rules 5620.

Market Opportunities and Competition

The market size of electronic components is vast in China. Pursuant to the statistics released by GACC, the transaction volume of electronic components imported to China was more than $603.6 billion in 2023.

Pursuant to the statistics released by WSTS, even though the global economy was impacted by the COVID-19, the semiconductor products industry still continued to grow, the global market size of which reached $526.9 billion in 2023 and is expected to reach $611.2 at the growth rate of 16.0% in 2024, whereas China was the biggest market for semiconductor products. (https://www.wsts.org/76/Recent-News-Release )

Morder Intelligence’s statistics indicated that the China Integrated Circuit Market size is estimated at USD 180.41 billion in 2024, and is expected to reach USD 294.94 billion by 2029, growing at a CAGR of 10.33% during the forecast period (2024-2029). (https://www.mordorintelligence.com/industry-reports/china-integrated-circuit-market )

According to ASKCI Consulting, the market size of China’s semiconductor industry reached $179.5 billion in 2023, and is expected to grow to $238.0 billion in 2027 with the completeness of inventory adjustments and the increase in self-sufficiency. (https://www.163.com/dy/article/JARQHB57051481OF.html)

Electronic products typically have a short product life cycle of 18 – 24 months. The electronic industry is always faced with a risk of chip shortages and excess inventory. The current electronic business model is a closed market system dominated by vendors, distributors, and traders with no open market infrastructure. Customers often do not know where to buy the latest scarce electronic parts and the suppliers often do not know where to sell the electronic parts in stock. This not only leads to complex trading processes but also high transaction cost and a low transaction efficiency caused by information barrier. Despite the size of the market, a significant portion of the business value in the global electronic industry is still handled by distributors and traders, who make high profits from the price differences caused by information asymmetry.

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

We have invested in a proprietary software development team since inception and have built strong in-house software development capability. As of the date of this Annual Report, we have 69 software copyrights registered. We develop a specific e-commerce platform that caters to the procurement and logistic needs of SME purchasers of electronic components. With our e-commerce solution, SME electronic industry participants are able to gain access to advanced business management systems and experience significant improvements in their operational efficiency. In addition, we analyze transaction data collected by our system and provide specific product information to provide services meeting each SME customer’s needs.

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

Corporate Information

Our principal executive office is located at Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen, Guangdong, China, 518000. Our telephone number is +86 755 88603072. Our websites are as follows www.iczoom.com and www.iczoomex.com.

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

2. Real-Time Transaction Information

Through anonymous auction, our platform captures changes of product offering prices and updates them in a timely manner. We currently provide our price matching service via our online exchange platform, which connects SMEs with the upstream suppliers and distributors:

●	SMEs Customer Community: In the highly fragmented electronics manufacturing supply chain in China, SME electronics manufacturers often lack sufficient scale to secure timely access to authentic electronic components from brand-name suppliers, bargaining power to negotiate competitive purchase terms and efficiently manage the procurement process. Our e-commerce platform provides an efficient channel for SME electronics manufacturers to access reliable and high-quality branded products. Our economies of scale of the exchange platform attract suppliers to offer SMEs more competitive prices and terms. Our sales and marketing team also conduct onsite promotion to increase our platform customers, with 21 team members as of the date of this Annual Report continuously visiting SMEs to collect their demand and feedback on the trading of electronic components. We also update them with information of new products and technologies we received from the suppliers.

●	SMEs Supplier Community: In addition to helping SMEs purchase large volumes of products, we also provide additional benefits to suppliers through our integrated online platform. We promote their new products and new technologies through notifications on our online platform as well as our onsite promotion. With timely reaction of our customers’ demands and buying habits, our promotion efforts are more effective and able to reach more potential customers at a minimum cost. Our fulfilment solution also supplements their after-sale services and reduce the after-sale costs. Furthermore, our marketplace platform allows SME suppliers to take advantage of our technology infrastructure and access our well-established customer community.

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

Since our inception in 2012, our platform has accumulated more than 31 million  SKUs in multiple electronic industry subdivisions. Because of the information and data we provide, we have a substantial amount of visitors to our platform to review and collect product information and there are more than 29,000 SMEs registered as users on our platform so that they can post enquiries and/or offering information of their products, some of which become our customers and some become our suppliers. For year ended June 30, 2024, we generated our revenue from a total of 805 customers and purchased products from 821 suppliers.

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

How Does Our Platform Work?

Industry Information Search and Product Selection

Any customer can browse our platform through our websites, www.iczoom.com and www.iczoomex.com. Customers can browse and download useful product information free of charge from our platform. We designed our website to meet the needs of our customers in a personalized and easy-to-use manner. We currently organize our information by product categories, manufacturers, product library, and industry news. As customers scroll down, information of Selling Purchasing, Exchange Rates, Latest Products, and Popular Scheme appear.

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

Our Customers

Our customers are mainly small-medium electronic component buyers in Hong Kong and PRC. As the electronics industry is subject to short product life cycles, fast changing product trends and constantly evolving technologies, our customers typically make frequent purchases and expect timely delivery. Accordingly, our platform, with a relatively short inventory turnover period 1.24 days, 1.05 days and 1.83 days as of June 30, 2024, 2023 and 2022, respectively, can satisfy our customers’ purchase and delivery requirements. Further, our platform provides wide sources of electronic component with real-price match system and one-stop order fulfilment to convert most of our customers into repetitive customers.

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

We generated revenue from a total of 805, 813 and 1,051 customers for the years ended June 30, 2024, 2023 and 2022, respectively. For the fiscal years ended June 30, 2024, 2023 and 2022, our repeat customers were 581, 549 and 610, respectively.

Our Suppliers

Our suppliers are mainly authorized distributors from overseas and certain manufactures in China. They have provided accumulated offering information of more than 31 million SKUs from approximately 17,894 brands worldwide on our platform as of the date of this Annual Report. We sold about 14,498 SKUs, 22,958 SKUs and 26,236 SKUs in aggregate in the fiscal year ended June 30, 2024, 2023 and 2022, respectively. As of the date of this Annual Report, we have uploaded offering information of all products we purchased not only from those suppliers but from any new suppliers in 2022 on the new platform.

For the fiscal year ended June 30, 2024, we made purchases from a total of 821 suppliers approximately 71.7% of which were from Hong Kong, Taiwan and overseas and 28.3% of which were from the PRC. For the fiscal year ended June 30, 2023, we made purchases from a total of 836 suppliers approximately 89.7% of which were from Hong Kong, Taiwan and overseas and 10.3% of which were from the PRC. For the fiscal year ended June 30, 2022, we made purchases from a total of 1,012 suppliers approximately 89.5% of which were from Hong Kong, Taiwan and overseas and 10.5% of which were from the PRC.

For the years ended June 30, 2024, 2023 and 2022, no single supplier accounted for more than 10% of the Company’s total purchases.

As of the date of this Annual Report, we have uploaded offering information of all products we purchased not only from those suppliers but from any new suppliers in 2022 on the new platform.

Source and Cost of Revenues, Gross Profit, Operating Expenses, and Net Income

Our revenues are primarily derived from sales of electronic component products and service commission fees.

Our electronic component products sold to customers fall into two categories: (i) semiconductor products, and (2) electronic equipment, tools and other products. Within this business segment, for the fiscal years ended June 30, 2024, 2023 and 2022, approximately 70.8%, 89.7% and 89.7% of net sales consist of semiconductor products; approximately 29.2%, 10.3% and 9.0% consist of equipment, tools and other products, respectively.

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

For the fiscal years ended June 30, 2024, 2023 and 2022, approximately 98.5%, 98.5% and 98.7% respectively, of our sales were from the sales electronic components to customers, and approximately 1.5%, 1.5% and 1.3% respectively, of our sales were from the service commission fees.

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

Our gross profit decreased by $342.250 or 6.5%, from $5,292,611 in fiscal year 2023 to $4,950,361 in fiscal year 2024. Our gross profit decreased by $2,521,853 or 32.3%, from $7,814,464 in fiscal year 2022 to $5,292,611 in fiscal year 2023. Our gross profit was affected by changes in selling price and third-party product purchase costs, changes in sales volume and the sales of different product mix during each reporting period.

We have other additional operating expenses consisting of selling expenses and general and administrative expenses.

We reported a net loss of $2,272,297 for the fiscal year ended June 30, 2024, representing a $4,023,467 decrease from the net income of $1,751,170 for the fiscal year ended June 30, 2023. We reported a net income of $1,751,170 for the fiscal year ended June 30, 2023, representing a $818,640 decrease from the net income of $2,569,810 for the fiscal year ended June 30, 2022.

For the fiscal years ended June 30, 2024, 2023 and 2022, our revenues were $177,933,890, $214,405,226 and $290,376,371, respectively, and our gross profit were $4,950,361, $5,292,611 and $7,814,464, respectively.

Research and Development

We maintain an internal dedicated engineering and technology team, who are responsible for (1) software research and development; (2) operational support; and (3) data management and analysis of the e-commerce platform and order fulfilment platform. As of the date of this Annual Report, our team consists of 14 full-time R&D personnel, which accounts for 15% of the Company’s employees.

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

Our primary trademark portfolio consists of 20 registered trademarks. Our trademarks are valuable assets that reinforce the brand and our consumers’ favorable perception of our products. We currently own 69 registered software copyrights. Our software supports the operation of e-commerce platforms. In addition to trademark and software protection, we own 17 domain names, including iczoomex.com.

The following is a list of our registered trademarks important to our business:

No.	Owner	Trademark	Registration Number	Status	Class	Expiration Date	Country of Registration
1	Shenzhen Hjet Supply Chain Co., Ltd.		25000733	Registered	Class 35: Advertising; Advertising agency Advertising space rental; Online advertising on the computer network; Advertisement layout design; Business management assistance; Business inquiry; Business information agency; Business management and organization consulting; Business management consulting	2028.06.27	China

2	Shenzhen Hjet Supply Chain Co., Ltd.		24994721	Registered	Class 42: Technical research; Research or develop new products for others; Computer programming; Computer software design; Computer hardware design and development consulting; Computer software rental; Computer software maintenance; Computer system analysis; Computer software installation; Computer software consulting	2028.06.27	China

3	Shenzhen Hjet Supply Chain Co., Ltd.		24990338	Registered	Class 38: Information transmission; Computer terminal communication; Computer-aided information and image transmission; Information transmission equipment rental; Provide telecommunications link services to connect with the global computer network; Telecommunications routing and junction services; Provide access service for global computer network users; Provide database access service; Digital file transfer; Teleconference call service	2028.06.27	China

No.	Owner	Trademark	Registration Number	Status	Class	Expiration Date	Country of Registration
4	Shenzhen Hjet Supply Chain Co., Ltd.		17545638	Registered	Class 35: Advertising; Advertising agency Advertising space rental; Online advertising on the computer network; Advertisement layout design; Business management assistance; Business inquiry; Business information agency; Business management and organization consulting; Business management consulting.	2026.09.20	China

5	Shenzhen Hjet Supply Chain Co., Ltd.	17545338	Registered	Class 38: Information transmission; Computer terminal communication; Computer-aided information and image transmission; Information transmission equipment rental; Provide telecommunications link services to connect with the global computer network; Telecommunications routing and junction services; Provide access service for global computer network users; Provide database access service; Digital file transfer; Teleconference call service.	2026.09.20	China

6	Shenzhen Hjet Supply Chain Co., Ltd.	17545335	Registered	Class 35: Advertising; Advertising agency Advertising space rental; Online advertising on the computer network; Advertisement layout design; Business management assistance; Business inquiry; Business information agency; Business management and organization consulting; Business management consulting.	2026.09.20	China

No.	Owner	Trademark	Registration Number	Status	Class	Expiration Date	Country of Registration
7	Shenzhen Iczoom Electronics Co., Ltd.		4020191540 8U	Registered	Class 35: Advertising; Advertising agency Advertising space rental; Online advertising on the computer network; Advertisement layout design; Business management assistance; Business inquiry; Business information agency; Business management and organization consulting; Business management consulting.	2029.07.15	Singapore

8	Shenzhen Iczoom E1ectlonics Co., Ltd.		6,081,788	Registered	Class 35*	2030.06.16	U.S.A.

*	Class 35: Advertisement for others on the Internet; Advertising agencies, namely, promoting the goods and services of others; Advertising and commercial information services, via the internet; Advertising and directory services, namely, promoting the services of others by providing a web page featuring links to the websites of others; Advertising, including promotion relating to the sale of articles and services for third parties by the transmission of advertising material and the dissemination of advertising messages on computer networks; Advisory services for preparing and carrying out commercial transactions; Assistance, advisory services and consultancy with regard to business planning, business analysis, business management, and business organization; Auction management services provided to others over an on-line web site accessed through a global computer network; Business administration services for processing sales made on the Internet; Business advisory services, namely, search for and selection of the best potential suppliers for others; Business monitoring and consulting services, namely, tracking web sites and applications of others to provide strategy, insight, marketing, sales, operation, product design, particularly specializing in the use of analytic and statistic models for the understanding and predicting of consumers, businesses, and market trends and actions; Commercial feasibility studies; Compilation and systemization of information into computer databases; Compilation of advertisements for use as web pages on the Internet; Compiling financial, securities, stock exchange, trade and quote index value and other financial market information for business purposes: Computerized database management: Consumer loyalty services for commercial, promotional, and/or advertising purposes, namely, administration of frequent flyer program that allows members to redeem miles for points or awards offered by other loyalty programs; Dissemination of advertising for others via the Internet; Goods import-export agencies; Goods or services price quotations; Import export agency services; Information, advisory and consultancy services relating to business and management or business administration, including such services provided on line or via the internet; Promoting the goods and services of others by means of operating an online shopping mall with links to the retail web sites of others; Promoting the goods and services of others by providing a community driven web site featuring user submitted content in the nature of coupons, rebates, price-comparison information, product reviews, links to the retail web sites of others, and discount information; Promoting the goods and services of others by providing a website featuring coupons, rebates, price-comparison information, product reviews, links to the retail websites of others, and discount information; Providing information about commercial business and commercial information via the global computer network; Providing a searchable online advertising website and guide featuring the goods and services of other vendors via the Internet; Providing a secured access database via the Internet through which documents and images can be viewed, copied, and printed for purposes of conducting corporate transactions; Providing an on-line commercial information directory on the internet; Provision of an online marketplace for customers and suppliers of goods and services.

The following is a list of our approved copyrights materially essential to our business:

No.	Registration Number	Software Name and Version Number	Copyright Owner	Country of Registration	Publication Date	Registration Date
1	2018SR681155	ICZOOM Library Intelligent Management System V1.0	Shenzhen Iczoom Electronics Co. Ltd.	China	2017.11.28	2018.08.24

2	2018SR681983	ICZOOM Online Payment Intelligent Management System V1.0	Shenzhen Iczoom Electronics Co. Ltd.	China	2018.03.28	2018.08.24

3	2018SR682849	ICZOOM BOM Intelligent Procurement Management System V1.0	Shenzhen Iczoom Electronics Co. Ltd.	China	2018.03.28	2018.08.27

4	2019SR0523014	ICZOOM Marketing Analysis Management System V1.0	Shenzhen Iczoom Electronics Co. Ltd.	China	2019.03.19	2019.05.27

5	2019SR0531453	ICZOOM Buying Algorithm System V1.0	Shenzhen Iczoom Electronics Co. Ltd.	China	2019.02.06	2019.05.28

6	2016SR307732	Iczoom Internet Trading Platform V1.0	Shenzhen Hjet Supply Chain Co. Ltd.	China	2016.08.17	2016.10.26

7	2016SR330769	Data Communication Acquisition And Distribution Management System V1.0	Shenzhen Hjet Supply Chain Co. Ltd.	China	2016.09.01	2016.11.15

8	2021SR0201234	Credit Management System V1.0	Shenzhen Iczoom Electronics Co. Ltd.	China	2020.09.01	2021.02.04

9	2021SR0201245	Vendor Solution Intelligent Management System V1.0	Shenzhen Iczoom Electronics Co. Ltd.	China	2020.07.08	2021.02.04

10	2021SR0201238	Business Forecast Analysis System V1.0	Shenzhen Iczoom Electronics Co. Ltd.	China	2020.06.10	2021.02.04

11	2023SR1044128	Partner Settlement Management System V1.0	Shenzhen Iczoom Electronics Co. Ltd.	China	2023.04.28	2023.09.12

Facilities

Our headquarters and executive offices are located in Shenzhen, China and consist of approximately 1,043 square meters of office space under five leases which will expire in May 2025. In addition to our headquarters, we lease space in Shanghai, Hong Kong and Shenzhen. Rent expenses amounted to $6,004, $432,422 and $582,631, and amortization of the operating lease right -of-use assets amounted to $595,440, $381,795 and $41,968 for the fiscal years ended June 30, 2024, 2023 and 2022, respectively.

We lease all of our facilities and do not own any real property. We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Facility	Address	Space (m2)
Headquarters	Rooms 3801, 3805A, 3805B, 3805D, 3806, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen, Guangdong, China	1,043 square meters

Shanghai Office	Room 803, 3rd Floor, 290 Zhangheng Road, Zhangjiang, Pudong New District, Shanghai	18.6 square meters

Hong Kong Warehouse	Units 1701, 1702, 1703 & 1704, 17th Floor, Tins’ Centre Block III, 3 Hung Cheung Road, Tuen Mun, New Territories, Hong Kong	2,460 square meters

Shiyan Warehouse	Zone D, 1st Floor, Block 2, Nanfengcheng Industrial Park, No. 11 Chuangye Road, Shilong Community, Shiyan Subdistrict, Bao’an District, Shenzhen	1,025 square meters

Employees

As of the date of this Annual Report, we had a total of 96 full-time employees, of which 14 are in research and development, 21 are in sales and marketing, 35 are in technical and customer services, 4 are in Risk and Internal Audit, and 22 are in general administration.

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

The Cybersecurity Review Measures, or the “Review Measures”, which were promulgated on April 13, 2020, and were amended on December 28, 2021 and became effective on February 15, 2022, provide online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Cybersecurity Review Measures do not provide a definition of “online platform operator”, therefore, we cannot assure you that ICZOOM WFOE will not be deemed as an “online platform operator”. On November 14, 2021, the CAC promulgated the Data Security Management Regulations Draft to solicit public opinion and comments, which provides that an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently make decisions on the purpose and manner of processing in data processing activities. We may be deemed as a data processor under the Data Security Management Regulations Draft. Notwithstanding the foregoing, even if we are deemed as an online platform operator under the Cybersecurity Review Measures or a data processor under the Data Security Management Regulations Draft, we do not expect to be subject to the cybersecurity review in connection with our offerings because it is unlikely that our offerings belong to “listing in a foreign country” as defined in the Cybersecurity Review Measures and we hold aggregate less than twenty thousand users’ individual information and it is very unlikely that we will reach threshold of one million users’ individual information in the near future as we are a B2B platform where our registered users are substantially SMEs.

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

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

Overview

We are an offshore holding company incorporated in Cayman Islands, conducting all of our operation in through our wholly owned subsidiaries established in China and Hong Kong. Previously, we conducted a substantial majority of our operations through our wholly owned subsidiaries established in China and Shenzhen Pai Ming Electronics Co., Ltd. (“Pai Ming Shenzhen”), a variable interest entity (the “VIE”). The VIE structure provided contractual exposure to foreign investment in the VIE rather than replicating an investment, and the main contribution of the VIE was to hold an Internet Content Provider (“ICP”) license, allowing us to provide internet information services through our e-commerce platform. In December 2021, we terminated the agreements under the VIE structure and our Hong Kong Subsidiary ICZOOM HK now operates our B2B online platform www.iczoomex.com, which does not require an ICP license under the PRC law. The reason for us to change the entity operating our B2B online platform was twofold. First, with the increased number of customers in Hong Kong and potential demands from other countries for electronic components in China, we were motivated to establish a B2B online platform in Hong Kong for our growth in the Hong Kong market and potential expansion to other markets. Second, the substantially increased regulatory and operational risks of the VIE arrangements accelerated our termination of the VIE arrangement which as a result terminated our contractual right to access to the old platform held by Pai Ming Shenzhen. Our platform www.iczoomex.com is not only operated and managed by ICZOOM HK but its server and data are located and stored in Singapore. ICZOOM HK is not required by PRC law to obtain an ICP license to maintain and operate www.iczoomex.com, and we are able to provide internet information services through such platform. As a result, we no longer consolidate the operation and financial results of Pai Ming Shenzhen and conduct all of our operations through our wholly owned subsidiaries in China and Hong Kong. Currently, we operate through two B2B online platforms, www.iczoom.com and www.iczoomex.com. Two platforms have substantially the same features and functions, provide the same information and services and are both accessible by customers from any countries and regions, while the latter one, with the server and data located and stored in Singapore, is primarily serving overseas customers. ICZOOM Shenzhen maintains and operate www.iczoom.com with an EDI license. See “Corporate History and Structure — Historical Contractual Arrangements” for the descriptions of these historical VIE agreements.

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

Following the termination of the VIE arrangements in December 2021, we commenced to operate a new B2B platform through www.iczoomex.com. The new platform has substantially the same features and functions as the old platform or website, which, among others, enables us to collect, optimize and present product offering information, match orders for customers and fulfil orders through our SaaS suite services.

The new platform, however, did not automatically integrate the information of registered customers from the old platform. The customers were mainly small-medium electronic component buyers in PRC, some of which are repeat customers who constantly place orders on the platform and some are less active who place orders whenever they need to. For those repeat customers, we were able to contact them and worked with them even prior to the termination of the VIE arrangement to register with the new platform and continue working with them to transfer over to the new platform. For other random customers, with the assistance from Pai Ming Shenzhen through a one-year business cooperation agreement entered into on January 18, 2022, we had gradually transferred them over to the new platform. Pursuant to the business cooperation agreement, Pai Ming Shenzhen utilized the old platform to provide us with network services, including but not limited to business consultation, website information push, matching services of supply and demand information, online advertising, software customization, data analysis, website operation and other in-depth vertical services through online and offline data push and we agreed to pay Pai Ming Shenzhen for its monthly service with a base monthly fixed fee of RMB100,000 and additional variable service fees based on its performance during the one-year term of the agreement. After termination of the VIE agreement, Pai Ming Shenzhen was treated as a related party to the Company because the COO’s brother was one of the shareholders of Pai Ming Shenzhen. On April 19, 2022, the COO’s brother transferred all his ownership interest in Pai Ming Shenzhen to an unrelated individual and Pai Ming Shenzhen was no longer treated as a related party to the Company after April 19, 2022. Therefore, the consulting service fees to be paid to Pai Ming Shenzhen during the period from January 18, 2022 to April 19, 2022 were accounted for as related party transactions. When an order was placed on the old platform, the customer would receive an automatically generated message that a representative would contact him, her or it shortly to confirm and fulfil the order. Pai Ming Shenzhen sent information of orders to us on a daily basis so that we could contact customers directly to guide them to register with the new platform to place orders so that the orders could be matched and fulfilled through the new platform. For any new customer that had not previously registered with the old platform but sourced by Pai Ming Shenzhen and had placed orders with us through the new platform, we agreed to pay Pai Ming Shenzhen a variable service fee. During the one-year term of the business cooperation agreement, 73 new customers sourced by Pai Ming Shenzhen placed orders on our new platform, and we have paid Pai Ming Shenzhen approximately RMB 73,000 (approximately $0.01 million) of additional variable service fees for such new customers. This business cooperation agreement expired after the one-year term. Currently, we operate through two B2B online platforms, www.iczoom.com and www.iczoomex.com. Two platforms have substantially the same features and functions, provide the same information and services and are both accessible by customers from any countries and regions, while the latter one, with the server and data located and stored in Singapore, is primarily serving oversea customers. ICZOOM Shenzhen maintains and operate www.iczoom.com with an EDI license.

For the fiscal years ended June 30, 2024, 2023 and 2022, we made purchases from a total of 821, 836 and 1,012 suppliers, respectively. As the date hereof, we have uploaded information of all products we purchased not only from those suppliers but from any new suppliers since 2022 on the new platform.

For the fiscal years ended June 30, 2024, 2023 and 2022, we generated revenue from a total of 805, 813 and 1,051 customers, respectively.

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

Our revenues decreased by $36,471,336 or 17.0% from $214,405,226 for the fiscal year ended June 30, 2023 to $177,933,890 for the fiscal year ended June 30, 2024. Our revenues decreased by $75,971,145 or 26.2%, from $290,376,371 for the fiscal year ended June 30, 2022 to $214,405,226 for the fiscal year ended June 30, 2023. Revenues from sales of electronic component products accounted for 98.5%, 98.5% and 98.7% of our total revenues for the fiscal years ended June 30, 2024, 2023 and 2022, respectively. Revenues from service commission fees accounted for 1.5%, 1.5% and 1.3% of our total revenues for the fiscal years ended June 30, 2024, 2023 and 2022, respectively.

The following tables illustrate the amount and percentage of our revenue for the years ended June 30, 2024, 2023 and 2022, respectively:

	For the years ended June 30,
	2024	2023	2022
	Amount	Amount	Amount
Revenues
Sales of electronic components	$175,320,895	$211,123,155	$286,539,736
Service commission fee	2,612,995	3,282,071	3,836,635
Total revenue	$177,933,890	$214,405,226	$290,376,371

	For the years ended June 30,
	2024	2023	2022
	% of total revenue	% of total revenue	% of total revenue %
Revenues
Sales of electronic components	98.5%	98.5%	98.7%
Service commission fee	1.5%	1.5%	1.3%
Total revenue	100.0%	100.0%	100%

For a detailed description of the comparison of our revenues for the year ended Jun 30, 2023 to the year ended June 30, 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operation results—Our Organization—Year Ended June 30, 2023 Compared with Year Ended June 30, 2022” of our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission April 29, 2024.

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

Our Ability to Attract Additional Customers and Increase the Spending Per Customer

Our major customers are China’s SMEs running their businesses in the consumer electronic industry, Internet of Things, automotive electronics, and industry control segment, etc. We currently sell our electronic component products to these customers in 22 provinces in China, with significant customers located in Guangdong Province, Jiangsu Province, Liaoning Province, Beijing City and Shanghai City in China. We plan to expand our business to extended geographic areas to cover 80% more provinces in China within the next 1-2 years. For the years ended June 30, 2024,2023 and 2022, we had total 805, 813 and 1,051 customers, respectively. No single customer accounted for more than 10% of our total revenue in either period. Our top 10 customers in the aggregate accounted for 24.1%, 26.7% and 24.1% of our total revenues for the years ended June 30, 2024, 2023 and 2022, respectively. Our dependence on a small number of larger customers could expose us to the risk of substantial losses if a single large customer stops purchasing our products, purchases fewer of our products or goes out of business and we cannot find substitute customers on equivalent terms. If any of our significant customers reduces the quantity of the products it purchases from us or stops purchasing from us, our net revenues could be materially and adversely affected. Therefore, the success of our business in the future depends on our effective marketing efforts to expand our distribution network in the PRC in an effort to increase our geographic penetration. The success of expansion will depend upon many factors, including our ability to form relationships with, and manage an increasing number of, customers and optimize our distribution network. If our marketing efforts fail to convince customers to accept our products, we may find it difficult to maintain the existing level of sales or to increase such sales. Should this happen, our net revenues would decline and our growth annual report would be severely impaired.

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

Net Revenue

Our net revenue is driven by changes in the number of customers, sales volume, selling price, and mix of products sold.

	For the years ended June 30,
	2024	2023	2022
Sales of electronic components:
Sales of semiconductor products	69.8%	88.4%	89.7%
Sales of equipment, tools and others	28.7%	10.1%	9.0%
Total sales of electronic component products	98.5%	98.5%	98.7%
Service commission fee	1.5%	1.5%	1.3%
Total revenue	100.0%	100.0%	100%

Number of customers for electronic component products	659	667	887
Number of customers for services	146	146	164
Total number of customers	805	813	1,051

Stock-keeping unit (SKU) available for sale- Semiconductor	9,290	19,485	21,914
Stock-keeping unit (SKU) available for sale- Equipment and tools	5,208	3,473	4,322
Total SKUs	14,498	22,958	26,236

Sales volume for semiconductor (Unit)	587,506,659	880,578,273	1,215,103,452
Sales volume for equipment, tools and others (Unit)	117,467,450	38,338,204	105,362,831
Total sales volume of electronic component products	704,974,109	918,916,477	1,320,466,283

Average selling price of semiconductor	$0.21	$0.22	$0.21
Average selling price of equipment, tools and others	$0.44	$0.57	$0.25

Revenues from sales of electronic component products accounted for 98.5%, 98.5% and 98.7% of our total revenues for the fiscal years ended June 30, 2024，2023 and 2022. Electronic component products sold to customers by us fall into two categories: (i) semiconductor products and (ii) electronic equipment, tools and other products. Our semiconductor products primarily include various integrated circuit, power/circuit protection, discretes, passive components, optoelectronics/electromechanical and our equipment, tools and other electronic component products primarily include various MRO, and design tools.

Total SKUs sold to customers decreased by 36.8% from 22,958 different products in fiscal year 2023 (including 19,485 different variety of semiconductor products and 3,473 different variety of equipment and tools products) to 14,498 different products in fiscal year 2024 (including 9,290 different variety of semiconductor products and 5,208 different variety of equipment and tools products) The decrease in variety of product offerings reflected the decreased demand from the end of customers as some of them had stocked up heavily in last fiscal year and still carried over comparatively high inventories. Thus, the number of customers for our electronic component products decreased by 1.2% from 667 customers in fiscal year 2023 to 659 customers in fiscal year 2024. We also count the number of the repeat customers, measured by the number of the customers who made orders in the current period with transaction records with us in the last five fiscal years. And the number of the repeat customers in fiscal year 2024 was 581, and the repeat customers accounted for 72.2% of the total customers, for the years ended June 30, 2024 while the repeat customers accounted for only 67.5% in fiscal year 2023. Our customers are mainly SMEs who rely on our e-commerce platform for one-stop procurement, as well as the add-on services to lower the total cost of procurement conducted by themselves. Even though the electronics industry is subject to short product life cycles, fast changing product trends, constantly evolving technologies and customers with frequent purchase needs, our relatively short inventory turnover period and the large number of the SKUs enable us to satisfy our customers’ frequent, changing, and various demands and further to maintain a long-term business relationship with our customers. Therefore, the increasing percentage of the repeat customers reflected the increasing high satisfactions and loyalty of our existing customers who made orders on our platform, as one of the indicators of the performance of our services and business. Our management references to the number of repeat customers to monitor our customers’ satisfaction levels and takes it into consideration for the future development of the business. On the other hand, the average selling price of semiconductor products decreased by $0.01 per unit or 4.5%, and average selling price of equipment and tool products decreased by $0.13 per unit or 22.8% per unit, when comparing fiscal year 2024 to fiscal year 2023. These combined factors led to a 17.0% decrease in our total revenue from sales of electronic component products from fiscal year 2023 to fiscal year 2024.

Service commission fee revenue from providing customs clearance, temporary warehousing, and logistic and shipping services to customers accounted for both 1.5% of our total revenues for the fiscal years both ended June 30, 2024 and 2023. We earn a commission fee ranging from 0.15% to 1.5% based on the value of the merchandise that customers purchase from suppliers and such commission fee is not refundable. Number of customers for our services was 146 for the fiscal year ended June 30, 2024, the same with that for the fiscal year ended June 30, 2023.

For a detailed description of the comparison of our revenues from sales of electronic component products and from service commission fee for the year ended Jun 30, 2023 to the year ended June 30, 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operation Results—Net Revenue—Year Ended June 30, 2023 Compared with Year Ended June 30, 2022” of our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on April 29, 2024.

Gross Profit

Gross profit is equal to net revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (third-party products purchase price, tariffs, inbound freight costs, warehouse lease and overhead costs and business taxes) and sales taxes. Cost of goods sold generally changes as affected by factors including the availability of the third-party products in the market, the purchase price of third-party products, sales volume and product mix changes. Our cost of revenues accounted for 97.2%, 97.5% and 97.3% of our total revenue for the fiscal years 2024, 2023 and 2022, respectively.

Our gross margin was 2.8% for fiscal year 2024, a decrease by 0.3% from gross margin of 2.5% in fiscal year 2023. Our gross profit and gross margin is affected by sales of different product mix during each reporting period. Our gross margin increases when more revenue comes from products with lower costs and higher margin, while our gross margin decreases when more revenue comes from products with higher costs and lower margin. In fiscal year 2024, we earned more revenue from products with higher costs and lower margin. These factors led to the decrease in our gross profit and in gross margin. See detailed discussion under “Results of Operation”.

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

Our selling expenses accounted for 1.3%,1.0% and 0.6% of our total revenue for the years ended June 30, 2024, 2023 and 2022, respectively. Our selling expenses in terms of our total revenue increased from 1.0% in fiscal year 2023 to 1.3% in fiscal year 2024, although due to decreased total revenue, in terms of dollar amount, our total selling expenses increased by $351,849 or 17.7% in the fiscal year 2024 compared to the fiscal year 2023, and the increase was largely due to the increase of depreciation and amortization expense due to the leased offices and warehouse recognized as right of used assets as well as the increase of the sales promotion expenses. Nevertheless, if we continue to expand our business and promote our products to customers located at extended geographic areas, we still expect our overall selling expenses, including but not limited to, brand promotion expenses and salaries, to increase in the foreseeable future and facilitate the growth of our business.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation and amortization, bad debt reserve expenses, office supply and utility expenses, business travel and meals expenses, and professional service expenses. General and administrative expenses were 2.2% and 1.1% of our revenue for the years ended June 30, 2024 and 2023, respectively. Our general and administrative expenses in terms of our total revenue increased from 1.1% in fiscal year 2023 to 2.2% in fiscal year 2024, however, as the total revenue decreased by 17.0%, our total general and administrative expenses and increased by $1,524,764 or 62.9% in terms of dollar amount, in the fiscal year 2024 compared to the fiscal year 2023, and the increase was largely due to the increase in salaries for senior management and the increase of transportation, travel and meals expenses to maintaining investor relations incurred in promoting our brand and the increase in professional fees as a result of legal services and services related to the maintenance of investor relations. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

For a detailed description of the comparison of our operating expenses for the year ended Jun 30, 2023 to the year ended June 30, 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operation Results—Operating Expenses—Year Ended June 30, 2023 Compared with Year Ended June 30, 2022” of our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission April 29, 2024.

Results of Operations for the Fiscal Years Ended June 30, 2024, 2023 and 2022

The following table summarizes our operating results as reflected in our statements of income during the fiscal years ended June 30, 2024,2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or decrease during such periods.

	For the years ended June 30,
	2024		2023		2022
	Amount	% of total revenue	Amount	% of total revenue	Amount	% of total revenue
Revenues
Sales of electronic components	$175,320,895	98.5%	$211,123,155	98.5%	$286,539,736	98.7%
Service commission fee	2,612,995	1.5%	3,282,071	1.5%	3,836,635	1.3%
Total revenue	177,933,890	100.0%	214,405,226	100.0%	290,376,371	100.0%
Cost of revenues	172,983,529	97.2%	209,112,615	97.5%	282,561,907	97.3%
Gross profit	4,950,361	2.8%	5,292,611	2.5%	7,814,464	2.7%

Operating expenses
Selling expenses	2,343,841	1.3%	1,991,992	1.0%	1,931,785	0.6%
General and administrative expenses	3,950,351	2.2%	2,425,587	1.1%	2,511,424	0.9%
Total operating expenses	6,294,192	3.5%	4,417,579	2.1%	4,443,209	1.5%
(Loss)/income from operations	(1,343,831)	(0.8)%	875,032	0.4%	3,371,255	1.2%

Other income/ (expenses)
Interest expenses, net	(696,908)	(0.4)%	(567,915)	(0.3)%	(356,624)	(0.1)%
Income from short-term investment	67,293	0.0%	14,748	0.0%	30,775	0%
Foreign exchange (loss)/gain	(258,649)	(0.1)%	1,788,870	0.8%	301,133	0.1%
Subsidy income	54,104	0.0%	125,125	0.1%	213,741	0.1%
Other expenses, net	(160,022)	(0.1)%	(219,020)	(0.1)%	(197,945)	(0.1)%
Loss due to the termination of VIE agreements					(205,249)	(0.1)%
Total other (expenses)/income	(994,182)	(0.6)%	1,141,808	0.5%	(214,169)	(0.1)%
(Loss)/Income before income tax provisions	(2,338,013)	(1.3)%	2,016,840	0.9%	3,157,086	1.1%
Income tax benefit/(expenses)	(65,716)	0.0%	265,670	0.1%	587,276	0.2%
Net (loss)/income	$(2,272,297)	(1.28)%	$1,751,170	0.8%	$2,569,810	0.9%

Revenue.

Total revenue decreased by $36,471,336, or 17.0%, to $177,933,890 for the fiscal year 2024 from $214,405,226 for the fiscal year 2023. The decrease was largely attributable to reduced demands from the customer as they had stocked up heavily in last fiscal year and still carried over comparatively high inventories in fiscal year 2024.

	For the years ended June 30,
	2024		2023		2022
	Amount	% of total revenue	Amount	% of total revenue	Amount	% of total revenue
Revenues
Sales of electronic components
Revenue from sales of semiconductor	$124,138,137	69.8%	$189,388,293	88.4%	$260,448,624	89.7%
Revenue from sales of equipment, tools and others	51,182,758	28.7%	21,734,862	10.1%	26,091,112	9.0%
Subtotal of sales of electronic component products	175,320,895	98.5%	211,123,155	98.5%	286,539,736	98.7%
Service commission fee	2,612,995	1.5%	3,282,071	1.5%	3,836,635	1.3%
Total revenue	$177,933,890	100.0%	$214,405,226	100.0%	$290,376,371	100.0%

(1) Revenue from sales of electronic component products

Revenue from sales of electronic components decreased by $35,802,260 or 17.0%, from $211,123,155 for the fiscal year 2023 to $175,320,895 for the fiscal year 2024.

Our electronic component products sold to customers fall into two categories: semiconductor products and electronic equipment, tools and other products.

	For the years ended June 30,
	2024	2023	2022
Sales of electronic components products:
Semiconductor:
Integrated Circuits	$93,611,171	$36,208,767	$155,134,814
Power/Circuit Protection	2,135,446	13,902,350	15,971,800
Discrete	997,097	16,047,821	23,071,808
Passive Components	5,706,403	99,326,417	25,110,572
Optoelectronics/Electromechanical	17,733,992	8,535,997	12,056,185
Other semiconductor products	3,954,028	15,366,941	29,103,445
Equipment, tools and others:
Equipment	29,665,978	10,102,545	8,745,020
Tools and others	21,516,780	11,632,317	17,346,092
Total sales of electronic components products	175,320,895	211,123,155	286,539,736
Service commission fees	2,612,995	3,282,071	3,836,635
Total revenue	$177,933,890	$214,405,226	$290,376,371

Our semiconductor products primarily include various integrated circuit, power/circuit protection, discretes, passive components, optoelectronics/electromechanical, etc. Total SKUs of semiconductor products available to be sold to customers decreased by 10,195 SKUs, or 52.3% from 19,485 different SKUs in fiscal year 2023 to 9,290 SKUs in fiscal year 2024. The decrease in product offerings reflected the decreased demands of the customers and decrease our sales volume of semiconductor products by 33.3% or 293.1 million units, from 880.6 million units of various semiconductor products sold in fiscal year 2023 to 587.5 million units of various semiconductor products sold in fiscal year 2024. Number of customers decreased by 1.2% from 667 (including 418 repeat customers and 249 new customers) in fiscal year 2023 to 659 (including 448 repeat customers and 211 new customers) in fiscal year 2024. Sales to repeat customers accounted for approximately 88% and 87% of the total revenue, while sales to new customers accounted for approximately 12% and 13% of the total revenue for the years ended June 30, 2024 and 2023, respectively. On the other hand, in terms of average selling price, due to changes in product mix sold, average selling price of semiconductor products decreased by $0.01 per unit or 4.5%, from $0.22 per unit in fiscal year 2023 to $0.21 per unit in fiscal year 2024, which offset the decrease of the sales of semiconductor products. These combined factors led to a decrease in sales of semiconductor products by $ $65,250,156 or 34.5%, from $189,388,293 in fiscal year 2023 to $124,138,137 in fiscal year 2024.

Our equipment, tools and other electronic component products primarily include various MROs, and design tools, etc. Total SKUs of equipment and tools available to be sold to customers increased by 1735 SKUs, or 50.0% from 3,473 different SKUs in fiscal year 2023 to 5,208 SKUs in fiscal year 2024. The increase in variety of our equipment, tools and other electronic component products sold reflected the increased demand from the customers on the equipment, tools and other electronic component products. As a result, our sales volume of equipment and tools product increased by 206.4% or 79.1 million units, from 38.3 million units of various equipment and tools products sold in fiscal year 2023 to 117.5 million units of various equipment and tools products sold in fiscal year 2024. On the other hand, in terms of average selling price, due to changes in product mix sold and the increase of the volume sold, average selling price of equipment and tools products decreased by $0.13 per unit or 22.8%, from $0.57 per unit in fiscal year 2023 to $0.44 per unit in fiscal year 2024, which offset the increase of the sales of equipment, tools and other electronic component products. These combined factors led to increase in sales of equipment and tools products by $ 29,447, 896 or 135.5%, from $21,734,862 in fiscal year 2023 to $51,182,758 in fiscal year 2024.

For our sales of electronic component products, for the fiscal years ended June 30, 2024 and 2023, the number of our repeat customers were 448 and 418, respectively. Sales to repeat customers accounted for approximately 88% and 87% of the total revenue, while sales to new customers accounted for approximately 12% and 13% of the total revenue for the years ended June 30, 2024 and 2023, respectively. The average purchase amount per customer for our electronic component products was $266,041 per customer in fiscal year 2024, decreased by approximately 15.9% from $316,526 per customer in fiscal year 2023. By provided one stop solutions to our customers, we enhance our client loyalty. The repeat customers accounted for 68.0% and 62.7% of the total customers for the years ended June 30, 2024 and 2023.

The product mix change is driven by the market conditions. As we adjust our product mix from time to time based on market demands which had driven the decrease in average selling price during fiscal years ended June 30, 2024, we are unable to predict with reasonable certainty whether such price decrease will continue to be a trend or whether such price will increase. If it is, in either case, we do not believe it is likely to have a material impact on future operating results or financial condition because the variety of the SKUs we provide can minimize the impact of the price increase or decrease and product costs and other factors that contribute to our future operating results will may offset such an increase or decrease in response to the market conditions.

(2) Service commission fees

Service commission fees decreased by $669,076 or 20.4%, to $2,612,995 for the fiscal year 2024 from $3,282,071 for the fiscal year 2023.

We provide customs clearance when customers purchase electronic component products directly from overseas suppliers, as well as temporary warehousing, and logistic and shipping services after the customs clearance. We earn a commission fee ranging from 0.15% to 1.5% based on the value of the merchandise that customers purchase from suppliers, and such commission fee is not refundable. The of customers for our services in fiscal year 2024 was 146, consisting of 133 repeat customers and 13 new customers. The decrease of revenue from service commission fees was primarily due to the negative impact of the depressed market. As a result, our service commission fee earned decreased by 20.4% from fiscal year 2023 to fiscal year 2024.

For a detailed description of the comparison of revenue, including both revenue from sales of electronic component products and service commission fees for the year ended Jun 30, 2023 to the year ended June 30, 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operation Results—Revenue—Year Ended June 30, 2023 Compared with Year Ended June 30, 2022” of our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission April 29, 2024.

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

The following table sets forth the breakdown of our cost of revenues for the fiscal years ended June 30, 2024, 2023 and 2022:

	For the years ended June 30,
	2024		2023		2022
	Amount	% of total cost	Amount	% of total cost	Amount	% of total cost
Third-party products purchase costs	$170,739,550	98.7%	$206,892,634	98.9%	$280,269,194	99.2%
Tariffs	1,258,006	0.7%	1,220,804	0.7%	1,188,816	0.5%
Inbound shipping and delivery costs	452,885	0.3%	474,543	0.2%	589,291	0.2%
Warehouse lease and overhead costs	449,473	0.3%	446,621	0.2%	412,681	0.1%
Business taxes	83,615	0.0%	78,013	0.0%	101,924	0.0%
Total cost of revenues	$172,983,529	100.0%	$209,112,615	100.0%	$282,561,907	100.0%

Total cost of revenue decreased by $36,129,086 or 17.3%, from $209,112,615 in fiscal year 2023 to $172,983,529 in fiscal year 2024. The decrease in our cost of revenue was largely attributable to decreased third-party product purchase costs by $36,153,084 or 17.5% and the decrease of the inbound shipping and delivery costs by $21,658 or 4.6%, which were due to the decrease in volume and were in line with the decrease of the revenue.

Cost of revenue related to tariffs associated with our purchase of products from overseas suppliers increased by $37,202 or 3.0%, from $1,220,804 in fiscal year 2023 to $1,258,006 in fiscal year 2024, due to increased purchases of high-tariff electronic components from the overseas suppliers as the product mix changed.

 For a detailed description of the comparison of cost of revenue for the year ended Jun 30, 2023 to the year ended June 30, 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operation Results—Cost of Revenue—Year Ended June 30, 2023 Compared with Year Ended June 30, 2022” of our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission April 29, 2024.

Gross profit

Our gross profit decreased by $342,250 or 6.5%, from $5,292,611 in fiscal year 2023 to $4,950,361 in fiscal year 2024. Our gross margin increased by 0.3%, from 2.5% in fiscal year 2023 to 2.8% in fiscal year 2024. Our gross profit and gross margin were affected by changes in selling price and third-party product purchase costs, changes in sales volume and the sales of different product mix during each reporting period. Our gross margin increased in the period is primarily attributable to the decrease in the average third party product purchase cost per unit. In addition, our gross profit and gross margin is also affected by sales of different product mix during each reporting period. In fiscal year 2024, we earned more revenue from products with lower costs and higher margin. Our average third party purchased cost per unit increased by 4.35% from $0.23 per unit for the electronic components for the fiscal year 2023 to $0.24 per unit for fiscal year 2024. These factors led to the decrease in our costs of revenue and decrease in our gross profit.

For a detailed description of the comparison of gross profit for the year ended Jun 30, 2023 to the year ended June 30, 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operation Results—Gross profit—Year Ended June 30, 2023 Compared with Year Ended June 30, 2022” of our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission April 29, 2024.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended June 30, 2024, 2023 and 2022:

	For the years ended June 30,
	2024		2023		2022
	Amount	% of total revenue	Amount	% of total revenue	Amount	% of total revenue
Total revenues:	$177,933,890	100.0%	$214,405,226	100.0%	$290,376,371	100.0%
Operating expenses:
Selling expenses	2,343,841	1.3%	1,991,992	1.0%	1,931,785	0.6%
General and administrative expenses	3,950,351	2.2%	2,425,587	1.1%	2,511,424	0.9%
Total operating expenses	$6,294,192	3.5%	$4,417,579	2.1%	$4,443,209	1.5%

Selling expenses

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, office rental expense, shipping and delivery expenses, customs clearance, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses.

	For the years ended June 30,
	2024		2023		2022
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses	$737,038	31.4%	$911,762	45.8%	$893,879	46.3%
Stock-based compensation expenses	740,784	31.6%	67,180	3.4%		0%
Lease expense	7,004	0.3%	62,255	3.1%	129,832	6.7%
Shipping and delivery expenses	408,440	17.4%	423,606	21.3%	445,840	23.1%
Sales promotion	127,607	5.5%	170,087	8.5%	193,787	10.0%
Business travel and meals expenses	37,778	1.6%	41,009	2.1%	44,208	2.3%
Tariffs	20,522	0.9%	26,256	1.3%	56,425	2.9%
Utility and office expenses	60,979	2.6%	138,946	7.0%	125,537	6.5%
Depreciation and amortization	183,735	7.8%	144,493	7.2%	34,218	1.8%
Other sales promotion related expenses	19,954	0.9%	6,398	0.3%	8,059	0.4%
Total selling expenses	$2,343,841	100.0%	$1,991,992	100.0%	$1,931,785	100.0%

Our selling expenses increased by $351,849 or 17.7%, from $1,991,992 for fiscal year 2023 to $2,343,841 for fiscal year 2024, primarily attributable to that (i) stock-based compensation expenses of our sales team increased by $673,604 or 1002.7% from $67,180 or 3.4% in fiscal year 2023 to $740,784 or 31.6% in fiscal year 2024; that (ii) depreciation and amortization increased by $39,242 or 27.2% from $144,493 or 7.2% in fiscal year 2023 to $183,735 or 7.8% in fiscal year 2024 mainly due to the added depreciation for warehouse renovation. The increase was offset by that (i) expenses of salary and employee benefit and utility and office together decreased by $252,691 or 24.0% as a result of the decline of volume of business; that (ii) lease expense decreased by $55,251 or 88.7% due to the termination of Huaqiangbei office renting starting from July 2023; that (iii) sales promotion expenses decreased by $42,480 or 25.0% because less sales discount and sales promotion activities were offered to the customers. These above-mentioned factors combined led to the increase in our selling expenses in fiscal year 2024 as compared to fiscal year 2023. As a percentage of revenues, our selling expenses accounted for 1.3% and 1.0% of our total revenue for the years ended June 30, 2024 and 2023, respectively.

For a detailed description of the comparison of selling expenses for the year ended Jun 30, 2023 to the year ended June 30, 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operation Results—Selling Expenses—Year Ended June 30, 2023 Compared with Year Ended June 30, 2022” of our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission April 29, 2024.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation and amortization, bad debt reserve expenses, office supply and utility expenses, business travel and meals expenses, and professional service expenses.

	For the years ended June 30,
	2024		2023		2022
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses	$1,154,190	29.2%	$895,118	36.9%	$1,067,349	42.5%
Stock-based compensation expenses	381,985	9.7%	80,135	3.3%	43,301	1.7%
Rent expense	-	0.0%	1,601	0.1%	73,922	3.0%
Depreciation and amortization	238,990	6.0%	215,667	8.9%	141,449	5.7%
Bad debt reserve expenses	-	0.0%	(93,231)	(3.8)%	(23,977)	(1.0)%
Transportation, travel and meals expenses	263,803	6.7%	119,876	4.9%	88,503	3.5%
Office supply and utility expenses	334,069	8.5%	149,088	6.1%	49,754	2.0%
Professional service fee	978,257	24.8%	426,034	17.6%	387,176	15.4%
Bank charges	112,573	2.8%	101,090	4.2%	148,155	5.9%
Insurance	4,936	0.1%	92,948	3.8%	5,616	0.2%
Research and development expenses	481,548	12.2%	437,261	18.0%	530,144	21.1%
Others	0				31	0.0%
Total general and administrative expenses	$3,950,351	100.0%	$2,425,587	100.0%	$2,511,424	100.0%

Our general and administrative expenses increased by $1,524,764 or 62.9% from $2,425,587 in fiscal year 2023 to $3,950,351 in fiscal year 2024, primarily attributable to that (i) salary and employee benefit expenses increased by 259,072 or 28.9% due to the increased salaries to the senior management; that (ii) stock-based compensation expenses increased by $301,850 or 376.7% due to that a new amount of option was issued on June 25, 2024; that(iii) fees of professional service and office supply and utility expenses together increased by $737,204 or 128.2% due to the proposed public offering, legal service and service in relation to maintained investor relationship after the IPO; that (iv) transportation, travel and meals expenses increased by 143,927 or 120.1% due to more traveling to promote our brands and to meet with our investors or clients; that (v) bad debt reserve expenses is nil without any amount to be offset in fiscal year 2024 compared with the income of $93,231 in fiscal year 2023; that (vi) depreciation and amortization increased by $23,323 or 10.8% mainly due to the added amortization of intangible assets; and that (vii) our research and development expenses increased by $44,287 or 10.1%, due to the increased maintenance to make in the reach and development of our online platform; that (viii) the bank charge increased by $11,483 or 11.4%, mainly due to the opening charges incurred from Letter of Credits. The decrease was offset by that insurance expenses decreased by 88,012 or 94.7% due to the purchase of insurance for directors and officers. The overall increase in our general and administrative expenses in fiscal year 2024 as compared to fiscal year 2023 reflected the above-mentioned factors combined. As a percentage of revenues, general and administrative expenses were 2.2% and 1.1% of our revenue for the years ended June 30, 2024 and 2023, respectively.

For a detailed description of the comparison of general and administrative expenses ended Jun 30, 2023 to the year ended June 30, 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operation Results—General and Administrative Expenses—Year Ended June 30, 2023 Compared with Year Ended June 30, 2022” of our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission April 29, 2024.

Other income (expenses)

Other income (expenses) primarily included interest income, interest expenses, foreign exchange gain or loss, government subsidiary income, gain or loss from disposal of fixed assets, other non-operating income or expenses.

	For the years ended June 30,
	2024	2023	2022
	Amount	Amount	Amount
Interest expense	$(696,908)	$(567,915)	$(356,624)
Interest from short-term investment	67,293	14,748	30,775
Foreign transaction (loss)/gain	(258,649)	1,788,870	301,133
Government subsidy	54,104	125,125	213,741
Other expense	(160,022)	(219,020)	(197,945)
Loss due to the termination of VIE agreements	-	-	(205,249)
Total Other income (expense), net	$(994,182)	$1,141,808	$(214,169)

Total other expense increased by $2,135,990 from net other income of $1,141,808 in fiscal year 2023 to net other loss of $994,182 in fiscal year 2024. The increase was attributable to the following factors:

(i)	Foreign exchange loss increased by $2,047,519 or 114.5%, from foreign exchange gain of $1,788,870 in fiscal year 2023 to foreign exchange loss of $258,649 in fiscal year 2024, due to the more exchange loss derived from the unfavorable USD and other currency exchange rates against RMB on our foreign currency denominated account receivables.

(ii)	Interest expenses on our short-term bank loans, notes payable and third-party loan increased by $128,993 from $567,915 in fiscal year 2023 to $696,908 in fiscal year 2024 due to the increased interest rates for debts and borrowing in various currencies, including USD, RMB, etc.

(iii)	Government subsidies mainly include local governments encouraging import and export business activities and supporting foreign trade support for e-commerce businesses such as ours. Total government subsidies amounted to $54,104 and $125,125 for the years ended June 30, 2024 and 2023, respectively. The decrease of $71,021 or 56.8% was mainly due to less refund and interest expense subsidy granted by the government related to the policies in relation to the Covid-19.

The decrease of total other income(expense) was offset by the following factors:

(i)	Interest from short-term investment increased by $52,545 from $14,748 in fiscal year 2023 to $67,293 in fiscal year 2024. Our investment income was generated from our short-term investment to purchase interest-bearing wealth management financial products from the PRC banks to earn interest income and cash deposit as collateral. The increase in our investment income was largely due to the overall higher interest of cash deposit as collateral during the fiscal year 2024 as compared to the fiscal year 2023.

(ii)	Other expense primarily included the amortized deferred financing expense and bank interest for the deposit in the banks. The other expense decreased mainly due to less deferred financing expense was amortized in fiscal year 2024 as compared to fiscal year 2023.

For a detailed description of the comparison of other income (expenses) ended Jun 30, 2023 to the year ended June 30, 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operation Results—Other income (expenses) —Year Ended June 30, 2023 Compared with Year Ended June 30, 2022” of our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission April 29, 2024.

Income tax (benefit)/expenses

Our income taxes benefit was $65,716 in fiscal year ended June 30, 2024, a decrease by $331,386 or 124.7% from income tax expenses $265,670 in fiscal year ended June 30, 2023 due to our decreased taxable income of our major operating entities Hjet Supply Chain, Ehub and ICZOOM HK.

For a detailed description of the comparison of income tax (benefit)/expenses ended Jun 30, 2023 to the year ended June 30, 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operation Results—Income tax (benefit)/expenses —Year Ended June 30, 2023 Compared with Year Ended June 30, 2022” of our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission April 29, 2024.

Net (Loss)/Income

As a result of the foregoing, we reported a net loss of $2,272,297 for the fiscal year ended June 30, 2024, representing a $4,023,467 decrease from the net income of $1,751,170 for the fiscal year ended June 30, 2023.

For a detailed description of the comparison of net income ended Jun 30, 2023 to the year ended June 30, 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operation Results—Net Income—Year Ended June 30, 2023 Compared with Year Ended June 30, 2022” of our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission April 29, 2024.

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

Please see the following table of the breakdown of cash and restricted cash and short-term investment in different jurisdictions:

	As of June 30,
	2024	2023	2022
Cash and Restricted cash
Cayman Islands	$11,252	$40,957	$—
Hong Kong	1,155,026	659,145	872,577
PRC	4,318,682	5,713,265	2,079,446
Total	$5,484,960	$6,413,367	$2,952,023
Short-term Investments
Cayman Islands	$—	$—	$—
Hong Kong	—	—	—
PRC	—	—	1,490
Total	$—	$—	$1,490

Cash Flows for the Year Ended June 30, 2024 Compared to the Year Ended June 30, 2023

As of June 30, 2024, we had $5,484,960 in cash and restricted cash on hand as compared to $6,413,367 as of June 30, 2023.

We also had $28,297,491 in accounts receivable. Our accounts receivable primarily include balance due from customers for our electronic component products sold and delivered to customers. As of the date of this Annual Report, 100.0% or $76.7 million of our net accounts receivable balance as of June 30, 2023 has been subsequently collected. As of June 30, 2024, no single customer accounted for more than 10% of the total accounts receivable balance. We periodically review our accounts receivable and allowance level in order to ensure that our methodology used to determine allowances is reasonable and to accrue additional allowances if necessary. As of June 30, 2024 and 2023, the expected credit loss are both nil. The allowance is determined based on individual customer financial health analysis, historical collection trend and management’s best estimate of specific losses on individual exposures. As of September 15, 2024, approximately 93.3% or $3.8 million of the June 30, 2024 advances to suppliers’ balance has been realized, and approximately $22.6 million or 79.8% of the June 30, 2024 outstanding accounts receivable has been collected.

The following table summarizes our accounts receivable (“AR”) and subsequent collection by aging bucket of the June 30, 2024 as of September 15, 2024:

	Balance as of June 30, 2024	Subsequent collection	% of collection
AR aged less than 6 months	$28,297,491	22,576,704	79.8%
Accounts Receivable	$28,297,491	22,576,704	79.8%

The following table summarizes our AR and subsequent collection by aging bucket as of June 30, 2023:

	Balance as of June 30, 2023	Subsequent collection	% of collection
AR aged less than 6 months	$76,401,424	$76,401,424	100.0%
AR aged from 7 to 12 months	288,822	288,822	100.0%
Accounts Receivable	$76,690,246	$76,690,246	100.0%

As of June 30, 2024, our inventory balance amounted to $339,286, primarily consisting of electronic component products we purchased from third-party suppliers, which we believe can be sold quickly based on the analysis of the current trends in demand for our products. We also had advances to suppliers of $4,022,696, representing our prepayment to various suppliers to lock the purchase of electronic component products at favorable prices. Approximately 93.3% or $3.8 million of the June 30, 2024 balance of advances to suppliers has been realized as of September 15, 2024.

As of June 30, 2024, we had outstanding accounts payable (“AP”) of $5,263,945, representing balance due to suppliers for purchase of electronic components products. We normally have 30 days to 90 days payment terms with our suppliers for credit purchases. As of September 15, 2024, we have settled approximately $4.8 million or 90.5% of the June 30, 2024 outstanding accounts payable.

The following table summarizes the Company’s outstanding AP as of June 30, 2024 and subsequent settlement by aging bucket as of September 15, 2024:

	Balance as of June 30, 2024	Subsequent settlement	% of Collection
Accounts payable aged less than 6 months	$5,263,945	4,762,206	90.5%
Total accounts payable	$5,263,945	4,762,206	90.5%

The following table summarizes the Company’s outstanding AP as of June 30, 2023 and subsequent settlement by aging bucket:

	Balance as of June 30, 2023	Subsequent settlement	% of Collection
Accounts payable aged less than 6 months	$50,049,201	50,049,201	100.0%
Accounts payable aged from 7 to 12 months	1,078,127	1,078,127	100.0%
Total accounts payable	$51,127,328	51,127,328	100.0%

As of June 30, 2024, we had contract liabilities of $ 3,037,609, which represents payments of products we had received in advance prior to delivery of the products to customers and fully satisfying our performance obligation. Such amount is expected to be fully recognized as revenue in the fiscal year 2025.

As of June 30, 2024, we had outstanding bank loans of approximately $10.2 million borrowed from banks in the PRC. We expect that we will be able to renew all of our existing bank loans upon their maturity based on past experience and our good credit history. In addition to the current borrowings, subsequently, we borrowed additional $6.8 million loans from various PRC banks and repaid approximately $8.2 million loans upon loan maturity up to the date of the Company’s consolidated financial statements were released.

As of June 30, 2024, our working capital amounted to $14,537,739. We intend to finance our future working capital requirements from cash generated from operating activities, bank borrowings and financial support from related parties. However, we may seek additional financings, to the extent required, and there can be no assurances that such financing will be available on favorable terms or at all.

Based on the current operating plan, the management believe that the above-mentioned measures collectively will provide sufficient liquidity for us to meet our future liquidity and capital requirement for at least 12 months from the date of this filing.

The following table sets forth summary of our cash flows for the periods indicated:

	For the years ended June 30,
	2024	2023	2022
Net cash provided by (used in) operating activities	$2,082,250	$(3,751,832)	$138,550
Net cash provided by (used in) investing activities	(155,448)	(144,227)	863,719
Net cash provided by (used in) financing activities	(2,246,032)	8,749,216	(3,495,874)
Effect of exchange rate fluctuation on cash and restricted cash	(609,177)	(1,391,813)	(1,362,562)
Net (decrease) increase in cash and restricted cash	(928,407)	3,461,344	(3,856,167)
Cash and restricted cash at beginning of year	6,413,367	2,952,023	6,808,190
Cash and restricted cash at end of year	$5,484,960	$6,413,367	2,952,023

Cash Flows for the Year Ended June 30, 2023 Compared to the Year Ended June 30, 2022

For a detailed description of the comparison of cash flows ended Jun 30, 2023 to the year ended June 30, 2022, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Cash Flows for the Year Ended June 30, 2023 Compared to the Year Ended June 30, 2022—Year Ended June 30, 2023 Compared with Year Ended June 30, 2022” of our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission April 29, 2024.

Operating Activities

Net cash provided by operating activities was $2,082,250 for the fiscal year ended June 30, 2024, which primarily consisted of the following:

●	Net loss of $2,272,297 for the fiscal year 2024.

●	A decrease in accounts receivable of $ 49,480,387. The decrease was due to timely payment from the customers for the June 30, 2024 account receivables payments. All of AR balance as of June 30, 2023 has been collected and approximately 79.8% of accounts receivable balance as of June 30, 2024 has been collected as of September 15, 2024. The collected accounts receivable is available cash, which can be used as working capital for our business operation if necessary.

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

●	A decrease in accounts payable of $46,402,108. Due to our decreased sales in fiscal year 2024, we decreased the purchase of electronic component products from various suppliers with payment terms ranging from one to three months. We make payment to suppliers based on payment terms and upon receiving the invoices from suppliers. 90.5% of accounts payable balances as of June 30, 2024 has been fully settled of September15, 2024.

●	An increase in contract liabilities of $1,348,015. Our customers are typically required to make certain prepayment to us before we purchase products from suppliers.We record such prepayment as deferred revenue because our performance obligation associated with delivery of products to customers had not been satisfied as of the balance sheet date.

●	An increase in advances to suppliers of $2,413,698 due to the more purchase required prepayment to the suppliers in fiscal year 2024.

●	An increase in taxes payable of $286,206 due to increased value added taxes payables.

For a detailed description of the comparison of operating activities ended Jun 30, 2023 to the year ended June 30, 2022, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Operating Activities—Year Ended June 30, 2023 Compared with Year Ended June 30, 2022” of our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission April 29, 2024.

Investing Activities

Net cash used in investing activities amounted to $155,448 for the fiscal year ended June 30, 2024, primarily consisting of purchase of property and equipment of $97,455, purchase of intangible assets of $60,239, and an increase in short-term investment $1,122,520 to purchase interest-bearing wealth management financial products from PRC banks to earn interest income, offset by a collection of $1,122,520 short-term investments proceeds upon maturity.

For a detailed description of the comparison of operating activities ended Jun 30, 2023 to the year ended June 30, 2022, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Investing Activities—Year Ended June 30, 2023 Compared with Year Ended June 30, 2022” of our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission April 29, 2024.

Financing Activities

Net cash used in financing activities amounted to $2,246,032 for the year ended June 30, 2024, primarily consisting of proceeds from short-term bank loans of $26,947,383, proceeds from borrowings from related parties as working capital of $10,738,325, proceeds from borrowing from a third-party as working capital of $1,015,000, proceeds from notes payable of $4,490,080, and proceeds from the sale of common stock $1,269,406, offset by a repayment of short-term bank loans of $30,953,952, and a repayment of related parties borrowings of $ 11,791,154, repayment of notes payable of $2,946,120, and payment made to a third-party of $1,015,000.

For a detailed description of the comparison of financial activities ended Jun 30, 2023 to the year ended June 30, 2022, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Financial Activities—Year Ended June 30, 2023 Compared with Year Ended June 30, 2022” of our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission April 29, 2024.

Commitments and contingencies

From time to time, we are a party to various legal actions arising in the ordinary course of business. We accrue costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the years ended June 30, 2024, 2023 and 2022, we did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on our consolidated financial position, results of operations and cash flows.

As of June 30, 2024, we had the following contractual obligations:

	Total	Less than 1 year	1 – 2 years
Contractual obligations
Repayment of short-term bank loans(1)	$10,238,369	$10,238,369	$—
Operating lease commitment(2)	52,012	52,012	—
Total	$10,290,381	$10,290,381	$—

(1)	As of June 30, 2024, we borrowed total of $10,238,369 short-term loans from PRC banks as working capital (including $4.2 million short-term loans from Shanghai Pudong Development Bank, $2.9 million short-term loans from Agricultural Bank of China, $0.14 million short-term loans from WeBank and $3.0 million short-term loans from Bank of China) with maturity date ranging from August 18, 2023 to April 17, 2026, with effective interest rate ranging from 2.05% to 7.2% per annum. Most of these short-term loans have been repaid upon maturity (see Note 11).

(2)	The Company’s PRC subsidiaries entered into operating lease agreements with landlords to lease warehouse and office space. For the years ended June 30, 2024 and 2023, total operating lease commitment amounted to $52,012 and $238,560, respectively (see Note 18).

Subsequent after June 30, 2024, we have borrowed additional $6.8 million short-term loans from various PRC banks in total, which we believe sufficient for our current operation in the next 12 months.

As of June 30, 2024, future minimum lease payments under non-cancelable operating lease agreement are as follows:

Twelve Months ended June 30,	Lease expense
2025	413,496
Total	$413,496

Future minimum lease payment consists of lease future payment from lease agreements with terms that are shorter than twelve months which was not included in lease liability in balance sheet and lease liability from lease agreements with terms that are greater than twelve months which are classified as lease liability (see Note 10).

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of June 30, 2024, 2023 and 2022.

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

Our research and development expenses were $481,548, $437,261 and $530,144 for the fiscal years ended June 30, 2024, 2023 and 2022, respectively.

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

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations. The Company’s business operations may be further affected by the ongoing outbreak and spread of COVID-19 pandemic. A COVID-19 resurgence could negatively affect the execution of our sales contract and fulfilment of customer orders and the collection of the payments from customers on a timely manner We will continue to monitor and modify the operating strategies in response to the COVID-19. The extent of the negative influence of post-pandemic is still highly uncertain and cannot be predicted as of the date our condensed consolidated financial statements are released.

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

Accounts receivable

Accounts receivables are presented net of allowance for credit losses. The Company reduces accounts receivable by recording an allowance for doubtful accounts to account for the estimated impact of collection issues resulting from a client’s inability or unwillingness to pay valid obligations to the Company. The Company determines the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivable when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after the management has determined that the likelihood of collection is not probable. As of June 30, 2024, 2023 and 2022, there was no expected credit loss.

Inventories

Inventories are comprised of purchased electronic components products to be sold to customers. Inventories are stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. The Company reviews its inventories periodically to determine if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. The inventory allowance as of June 30, 2024, 2023 and 2022 was nil, $1,851 and nil, respectively.

Advances to suppliers

Advance to suppliers consists of balances paid to suppliers for purchase of electronic components that have not been provided or received. Advance to suppliers is short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of June 30, 2024, 2023 and 2022, there was no allowance recorded as the Company considers all of the advances to be fully realizable.

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

We currently generate our revenue from the following main sources:

Revenue from sales of electronic components to customers

We operate two B2B online platforms www.iczoom.com and www.iczoomex.com with same functions and services, where our customers can register as members first, and then use the platform to search for or post the quotes for electronic component products (such as microcircuit and microchip, etc.). Once we receive purchase orders from customers, we purchase desired products from suppliers, take control of purchased products in our warehouses, and then organize the shipping and delivery of products to customers. New customers are typically required to make certain prepayment to us before we purchase products from suppliers.

We account for revenue from sales of electronic components on a gross basis as we are responsible for fulfilling the promise to provide the desired electronic component products to customers, and are subject to inventory risk before the product ownership and risk are transferred and have the discretion in establishing prices. All of our contracts are fixed price contracts and have one single performance obligation as the promise is to transfer the individual goods to customers, and there are no separately identifiable other promises in the contracts. Advance payment from customers is recorded as deferred revenue first and then recognized as revenue when products are delivered to the customers and our performance obligations are satisfied. Our revenue from sales of electronic components is recognized when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The Company does not routinely allow customers to return products unless electronic component products sold to customers are damaged and such damage is verified by independent inspection agent. Historically, return allowance was immaterial. There is no separate rebate, discount, or volume incentive involved. Revenue is reported net of all value added taxes (“VAT”).

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

Contract Assets and Liabilities

We did not have contract assets as of June 30, 2024, 2023 and 2022.

Contract liabilities are recognized for contracts where payment has been received in advance of delivery. Our contract liabilities, which are reflected in our consolidated balance sheets as deferred revenue of $3,037,609, $1,671,353 and $3,651,700 as of June 30, 2024, 2023 and 2022, respectively. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling expense when incurred.

Disaggregation of revenue

Revenue disaggregated by product and service types was as follows for the fiscal years ended June 30, 2024, 2023 and 2022:

	For the years ended June 30,
	2024	2023	2022
Sales of electronic components products:
Semiconductor:
Integrated Circuits	$93,611,171	$36,208,767	$155,134,814
Power/Circuit Protection	2,135,446	13,902,350	15,971,800
Discretes	997,097	16,047,821	23,071,808
Passive Components	5,706,403	99,326,417	25,110,572
Optoelectronics/Electromechanical	17,733,992	8,535,997	12,056,185
Other semiconductor products	3,954,028	15,366,941	29,103,445
Equipment, tools and others:
Equipment	29,665,978	10,102,545	8,745,020
Tools and others	21,516,780	11,632,317	17,346,092
Total sales of electronic components products	175,320,895	211,123,155	286,539,736
Service commission fees	2,612,995	3,282,071	3,836,635
Total revenue	$177,933,890	$214,405,226	$290,376,371

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2024, 2023 and 2022. We do not believe that there was any uncertain tax provision as of June 30, 2024, 2023 and 2022. Our subsidiaries in Hong Kong are subject to the profit taxes in Hong Kong. Our subsidiaries in China are subject to the income tax laws of the PRC. Through its Hong Kong subsidiaries and parent company, as of the fiscal years ended June 30, 2024, the Company’s net loss was $ 1,964,641; as of the fiscal year 2023 and 2022, the Company generated net income of $554,846 and $797,945 respectively. As of June 30, 2024, all of the tax returns of our subsidiaries remain available for statutory examination by Hong Kong and PRC tax authorities.

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

Name	Age	Position
Lei Xia	56	Chief Executive Officer, Chairman of the Board
Duanrong Liu	49	Chief Operating Officer, Director
Wei Xia(1)	58	Independent Director
Qi (Jeff) He(2)	53	Independent Director
Tianshi (Stanley) Yang(3)	34	Independent Director

(1)	Chair of the Audit Committee and audit Committee financial expert.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating Committee.

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

Mr. Tianshi (Stanley) Yang has been serving as an independent director of the Company since March 14, 2023. He has more than 12 years of experience in finance, and investment in China, Hong Kong, and the U.S. as well as management experience in four Nasdaq listed companies and directorship in a public company listed in the Stock Exchange of Hong Kong. Since January 2024, Mr. Yang has served as the chief strategy officer of SunCar Technology Group Inc. (NASDAQ: SDA), a company providing B2B automotive after-sales services and online insurance market for electric vehicles in China,. Since June 2021, Mr. Yang has served as the chief financial officer of TD Holdings, Inc. (NASDAQ: GLG), a company engaged in commodity trading business and supply chain service business in China. From March 2020 to May 2021, Mr. Yang served as the head of investor relation in Aesthetic Medical International Holdings Group Limited (NASDAQ: AIH), a company that provides aesthetic medical service. From January 2019 to February 2020, Mr. Yang served as the financial department director of Meten International Education Group Ltd. (NASDAQ: METX), an English language training service provider. From May 2016 to October 2018, Mr. Yang served as the investment director of China First Capital Group (HKEX: 01269), an educational investment company. Mr. Yang earned his Bachelor degree in Economics from Tianjin University of Finance and Economics in China in June 2011 and a Master’s degree in Financial Engineering from Brandeis University in Boston, U.S. in February 2016.

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

B. Compensation

Summary Compensation Table

The following table shows the annual compensation paid in cash by us for the fiscal year ended 2024.

Name/principal position	Salary	Equity Compensation	All Other Compensation	Total Paid
Lei Xia/CEO(1)	$180,000	$	$	$180,000
Duanrong Liu/COO(2)	$133,325	$	$	$133,325
Qiang He/CFO(3)	$157,541			$157,541

(1)	Appointed Chief Executive Officer effective as of June 25, 2015.

(2)	Appointed Chief Operation Officer effective as of June 25, 2015.

(3)	Appointed Chief Financial Officer effective as of March 1, 2021 till May 15, 2024.

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

Employment Agreements

Lei Xia Employment Agreement

On November 1, 2022, since the employment agreement we previously entered with Mr. Xia expired, we entered into another employment with him, with terms substantially similar to the previous employment agreement, pursuant to which he agreed to serve as our Chief Executive Officer. The agreement provides for an annual salary is $72,000, $6,000 payable monthly and that the initial term of the agreement will expire on October 31, 2025 and will automatically extend for additional 24-month periods since neither party to the agreement terminated it upon 30-day notice pursuant to the agreement. On May 1, 2023, we entered into a new employment with Mr Xia, with terms substantially similar to the previous employment agreement as described above, except that the annual salary is $180,000, $15,000 payable monthly and that the initial term of the agreement will expire on April 30, 2026 and will automatically extend for additional 24-month periods since neither party to the agreement terminated it upon 30-day notice pursuant to the agreement. Mr. Xia has agreed to be bound by the non-competition restrictions set forth in his employment agreement for six months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Duanrong Liu Employment Agreement

On November 1, 2022, since the employment agreement we previously entered with Ms. Liu expired, we entered into another employment with her pursuant to which she agreed to serve as our Chief Operating Officer. The agreement provides for an annual salary is RMB273,000 ($42,233.3), RMB21,000 (approximately $3,248.7) payable monthly and that the initial term of the agreement will expire on October 31, 2025 and will automatically extend for additional 24-month periods since neither party to the agreement terminated it upon 30-day notice pursuant to the agreement. On May 1, 2023, we entered into a new employment with her, with terms substantially similar to the previous employment as described above, except that the annual salary is $134,400, $11,200 payable monthly and that the initial term of the agreement will expire on April 30, 2026 and will automatically extend for additional 24-month periods since neither party to the agreement terminated it upon 30-day notice pursuant to the agreement. Ms. Liu has agreed to be bound by the non-competition restrictions set forth in her employment agreement for six months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Qiang He Employment Agreement

On March 1, 2021, we entered into an employment agreement with Mr. Qiang He, pursuant to which he agreed to serve as our Chief Financial Officer. The agreement provides for an annual salary of $120,000, $10,000 payable monthly. The term of the agreement shall expire on March 29, 2024, which term will automatically extend for additional six-month periods unless a party to the agreement terminates it upon 30-day notice. Mr. He has agreed to be bound by the non-competition restrictions set forth in his employment agreement for six months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. Mr. Qiang He tendered his resignation as the Chief Financial Officer of the Company, effective from May 15, 2024. Mr. Qiang He’s resignation was due to his personal reasons and not a result of any disagreement with the Company’s operations, policies or procedures.

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

On July 15, 2024, we filed the Registration Statement on Form S-8 (File No. 333-280810) with the SEC to register 6,250,000 Class A Ordinary Shares issuable pursuant to the Plan.

As of the date of this Annual Report, we have issued a total of 1,373,962 options under the Plan, and there is no option outstanding. During the fiscal years of 2024, 2023 and 2022, we have not issued any options additionally under the Plan. The following is a summary of the Plan and is qualified by the full text of the Plan.

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

There is no formal requirement under the Company’s Amended and Restated Memorandum and Articles of Association mandating that we hold an annual meeting of our shareholders. However, notwithstanding the foregoing, we intend to hold extraordinary meetings as needed.

Our board plays a significant role in our risk oversight. The board makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the board as he plays key roles in the risk oversight of the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

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

Board Diversity Matrix (As of October 25, 2024)
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

D. Employees

As of the date of this Annual Report, we have a total of 96 full-time employees, of which 14 are in research and development, 21 are in sales and marketing, 35 are in technical and customer services, 4 are in Risk and Internal Audit, and 22 are in general administration.

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

The beneficial ownership of our Class A Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, and includes the Class A Ordinary Shares issuable upon the conversion of the outstanding Class B Ordinary Shares and the Class A Ordinary Shares issuable pursuant to share options that are exercisable within 60 days of the date of this Annual Report. Class A Ordinary Shares issuable pursuant to share options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. As of the date of this Annual Report, there were no Class A Ordinary Shares issuable pursuant to share options exercisable within 60 days thereof.

The percentage of beneficial ownership owned is based on 7,902,495 Class A Ordinary Shares and 3,829,500 Class B Ordinary Shares outstanding as of the date of this Annual Report.

	Class A Ordinary Shares		Class B Ordinary shares
		% of Voting		% of Total Voting
Name and Address of Beneficial Owner	Shares	Power*	Shares	Power*
Directors and Named Executive Officers
Lei Xia(1)(3)	250,000	0.54%	1,969,500	42.63%
Duanrong Liu(2)(4)	250,000	0.54%	1,860,000	40.26%
Wei Xia	2,500	0.01%	—	—
Qi (Jeff) He	—	—	—	—
Tianshi (Stanley) Yang	—	—	—	—
All executive officers and directors as a group (5 persons)	502,500	1.09%	3,829,500	82.89%
5% Shareholders
Xuyan Development Limited(3)	—	—	1,719,500	37.22%
Forerunner Universal Limited(4)	—	—	1,635,000	35.39%

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. According to our charter, each Class A Ordinary Shares entitles to 1 vote and each Class B Ordinary Share entitles to 10 votes.
*	Unless otherwise indicated, the business address of each of the individuals is ICZOOM, Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen, Guangdong, China, 518000.

(1)	Mr. Lei Xia is the Chief Executive Officer and the Chairman of the board of directors of ICZOOM.
(2)	Ms. Duanrong Liu is the Chief Operating Officer and the Director of ICZOOM.
(3)	Xuyan Development Limited is a limited liability company incorporated under the British Virgin Islands laws and wholly owned by Mr. Lei Xia. The address of the business is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Xuyan Development Limited is Mr. Lei Xia.
(4)	Forerunner Universal Limited is a limited liability company incorporated under the British Virgin Islands laws and wholly owned by Ms. Duanrong Liu. The address of the business is Tricor Services (BVI) Limited, 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Forerunner Universal Limited is Ms. Duanrong Liu.

As of October 10, 2024, there were 33 holders of record entered in our Class A ordinary share register and 4 holders of record entered in our Class B ordinary share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B. Related Party Transactions

a. Due to related parties

Due to related parties consists of the following:

Name	Related party relationship	June 30, 2024
Mrs. Duanrong Liu	Shareholder, Chief Operating Officer, and Director	$455,454
Mr. Lei Xia	Shareholder, Chief Executive Officer, and Chairman	4,316
Other shareholders	Shareholders of the Company	14,774
Total due to related parties		$474,544

As of the date of this Annual Report, the total due to related parties was $2,286,879. As of the date of this Annual Report and June 30, 2024, the balance due to related parties was loan advance from the Company’s shareholders and was used as working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

b. Loan guarantee provided by related parties

In connection with the Company’s short-term borrowings from the PRC banks, the Company’s controlling shareholder and Chief Executive Officer and several other shareholder jointly signed guarantee agreements by pledging their personal properties with the banks to secure the bank loans. The Company also incurred loan origination fees of $160,681as of June 30, 2024, to be paid to these related parties for providing such loan guarantees.

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

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our Class A Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol “IZM.” Holders of Class A Ordinary Shares should obtain current market quotations for their securities

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol “IZM.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

The following are summaries of material provisions of our Fourth Amended and Restated Memorandum and Articles of Association (the “Amended and Restated Memorandum and Articles of Association”), insofar as they relate to the material terms of our Ordinary Shares. The summary is not complete and should be read together with the Memorandum and Articles of Association, a copy of which is set forth in Exhibit 1.1 to this annual report.

Ordinary Shares

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association, corporate governance policies and the Companies Act insofar as they relate to the material terms of our Class A Ordinary Shares and Class B Ordinary Shares.

Objects of Our Company

Under our Amended and Restated Memorandum and Articles of Association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands. The purposes of the company are not addressed in our Amended and Restated Memorandum and Articles of Association.

Share Capital

Our authorized share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting rights and conversion rights.

The holders of Class A Ordinary Shares are entitled to one vote for each such share held and shall be entitled to notice of any shareholders’ meeting, and, subject to the terms of Amended and Restated Memorandum and Articles of Association, to vote thereat. The Class A Ordinary Shares are not redeemable at the option of the holder and are not convertible into shares of any other class.

The holders of Class B Ordinary Shares shall have the right to ten votes for each such share held, and shall be entitled to notice of any shareholders’ meeting and, subject to the terms of the Amended and Restated Memorandum and Articles of Association, to vote thereat. The Class B Ordinary Shares are not redeemable at the option of the holder but are convertible into Class A Ordinary Shares at any time after issue at the option of the holder on a one to one basis. There are no provisions in our amended and restated articles of association that would limit the lifespan of the Class B Ordinary Shares, and the holders of Class B Ordinary Shares are able to hold their Class B Ordinary Shares for any period of time (subject to mandatory automatic conversions in certain circumstances as set forth herein).

Dividends

The holders of our Class A Ordinary Shares and Class B Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors subject to the Companies Act and to our Amended and Restated Memorandum and Articles of Association.

Voting Rights

In respect of all matters subject to a shareholders’ vote, each Class B Ordinary Share is entitled to ten votes, and each Class A Ordinary Share is entitled to one vote, voting together as one class. Voting at any shareholders’ meeting shall be decided on a poll as set forth in the Amended and Restated Memorandum and Articles of Association. In the case of an equality of votes, the chairman of the meeting shall be entitled to a casting vote. Actions that may be taken at a general meeting also may be taken by a resolution in writing by simple majority of the shareholders in writing entitled to vote in respect of an ordinary resolution, or a unanimous resolution of all the shareholders in writing in respect of a special resolution.

No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business; one or more members present in person or by proxy holding not less than one-third of all votes attaching the shares in the Company, shall be a quorum provided always that if the Company has one member of record the quorum shall be that one member present in person or by proxy. An ordinary resolution to be passed at a general meeting requires the affirmative vote of a simple majority of the votes cast, while a special resolution requires the affirmative vote of at least two-thirds of votes cast at a general meeting. A special resolution will be required for important matters.

A special resolution of members is required to change the name of the Company, approve a merger, wind up the Company, amend the Amended and Restated Memorandum and Articles of Association.

Conversion

Class A Ordinary Shares are not convertible. Each Class B Ordinary Share shall be convertible, at the option of the holder thereof, into such number of fully paid and non-assessable Class A Ordinary Shares on the basis that one Class B Ordinary Share shall be converted into one Class A Ordinary Share, subject to adjustment. In the event of any sale, transfer, assignment or disposition of any Class B Ordinary Shares to any person other than the permitted transferees, such Class B Ordinary Shares shall automatically convert into fully paid and nonassessable Class A Ordinary Shares on a one to one ratio. The permitted transferees shall mean any person who is the original beneficial holder of the Class B Ordinary Shares and a founder of our Company (unless otherwise adjusted in the Amended and Restated Memorandum and Articles of Association). For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in its Register; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition, unless and until any such pledge, charge, encumbrance or other third party right is enforced and any person who is not the permitted transferee would be registered as holding legal title to the relevant Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares.

Any future issuances of Class B Ordinary Shares may be dilutive to the voting power of the holders of Class A Ordinary Share. Any conversions of Class B Ordinary Shares into Class A Ordinary Shares may dilute the percentage ownership of the existing holders of Class A Ordinary Shares within their class of ordinary shares and may result in a dilution of the voting power of the holders of Class A Ordinary Shares. The conversion of Class B Ordinary Shares to Class A Ordinary Shares will have the effect, over time, of increasing the relative voting power of those holders of Class B Ordinary Shares who retain their shares in the long term.

Transfer of Ordinary Shares

Subject to the restrictions set out below, any of our shareholders may transfer all or any of his, its or her Class A Ordinary Shares or Class B Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors or in a form prescribed by the stock exchange on which our shares are then listed.

Our Board of Directors may, in its sole discretion, decline to register any transfer of any Class A Ordinary Shares or Class B Ordinary Shares whether or not it is fully paid up to the total consideration paid for such shares. Our directors may also decline to register any transfer of any Class A Ordinary Shares or Class B Ordinary Shares if (a) the instrument of transfer is not accompanied by the certificate covering the shares to which it relates or any other evidence as our Board of Directors may reasonably require to prove the title of the transferor to, or his/her right to transfer the shares; or (b) the instrument of transfer is in respect of more than one class of shares.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Winding-Up/Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), a liquidator may be appointed to determine how to distribute the assets among the holders of the Class A Ordinary Shares and Class B Ordinary Shares. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately; a similar basis will be employed if the assets are more than sufficient to repay the whole of the capital at the commencement of the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our Board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their Class A Ordinary Shares or Class B Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares

We may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Board of Directors.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, be varied with the resolution of at least two thirds of the issued shares of that class or a resolution passed at a general meeting of the holders of the shares of that class present in person or by proxy or with the consent in writing of the holders of at least two-thirds of the issued shares of that class.

Inspection of Books and Records

Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members not being Directors and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Companies Act or authorized by the Directors or by the Company in a general meeting. However, the Directors shall from time to time cause to be prepared and to be laid before the Company in a general meeting, profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by Companies Act.

Issuance of Additional Shares

Our Amended and Restated Memorandum and Articles of Association authorize our Board of Directors to issue additional Class A Ordinary Shares or Class B Ordinary Shares from time to time as our Board of Directors shall determine, to the extent there are available authorized but unissued shares.

Issuance of additional shares may dilute the voting power of holders of Class A Ordinary Shares and Class B Ordinary Shares. However, our Amended and Restated Memorandum and Articles of Association provides for authorized share capital comprising Class A Ordinary Shares and Class B Ordinary Shares and to the extent the rights attached to any class may be varied, the Company must comply with the provisions in the Memorandum and Articles relating to variations to rights of shares.

Anti-Takeover Provisions

Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	limit the ability of shareholders to requisition and convene general meetings of shareholders. Our Amended and Restated Memorandum and Articles of Association allow our shareholders holding shares representing in aggregate not less than one-third of all votes attaching to all of our paid up share capital (as to the total consideration paid for such shares) in issue to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

General Meetings of Shareholders and Shareholder Proposals

Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands or virtually as our Board of Directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. The directors may, whenever they think fit, convene an extraordinary general meeting.

General meetings of our shareholders may be convened by a majority of our Board of Directors. Our Board of Directors shall give not less than five days’ written notice of a shareholders’ meeting to those persons whose names appear as members in our register of members on the date the notice is given (or on any other date determined by our directors to be the record date for such meeting) and who are entitled to vote at the meeting.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles of Association allow our shareholders holding shares representing in aggregate not less than one-third of all votes attaching to all of our paid up share capital (as to the total consideration paid for such shares) in issue to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; otherwise, our Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before extraordinary general meetings not called by such shareholders.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company that does not hold a license to carry on business in the Cayman Islands:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

●	may not issue negotiable or bearer shares but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members

Under Cayman Islands law, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member, which:

(i)	distinguishes each share by its number (so long as the share has a number);

(ii)	confirms the amount paid, or agreed to be considered as paid on the shares of each member;

(iii)	confirms the number and category of shares held by each member; and

(iv)	confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

For these purposes, “voting rights” means rights conferred on shareholders in respect of their shares to vote at general meetings of the company on all or substantially all matters. A voting right is conditional where the voting right arises only in certain circumstances.

Under Cayman Islands law, the register of members of our Company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Once our register of members has been updated, the shareholders recorded in the register of members are deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in, or omitted from, our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our Company, the person or member aggrieved (or any member of our Company or our Company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

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

Hong Kong Taxation

Our subsidiaries incorporated in Hong Kong are subjected to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on or after April 1, 2018, the two-tiered profits tax rates regime took effect, under which the profits tax rate is 8.25% on assessable profits of the first HK$2 million and 16.5% on any assessable profits in excess of HK$2 million. For connected entities, as is the case of our four Hong Kong subsidiaries, ICZOOM HK, Ehub, Hjet HK and Components Zone HK, only one of the connected entities can elect to be charged at two-tiered profits tax rates. For the years ended June 30, 2024 and 2023 and for the six months ended December 31, 2023 and 2022, Ehub has elected to be charged at two-tiered profits tax rates, while our other Hong Kong subsidiaries, ICZOOM HK, Hjet HK and Components Zone HK, are still subject to Hong Kong profits tax rate at 16.5% of taxable income earned in Hong Kong. Hong Kong does not impose a withholding tax on dividends.

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

Concentration of Credit Risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of June 30, 2024, the aggregate amounts of cash of $5,484,960 was deposited at major financial institutions located in the PRC and Hong Kong. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivables are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations. The Company maintains an allowance for doubtful accounts, and actual losses have generally been within management’s expectations.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company’s exposure to interest rate risk also arises from borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Company have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage such interest risk exposure. The Company has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year ended June 30, 2024.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB appreciated by 1.40% in fiscal year 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

None.

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2024. Based on that evaluation, our CEO concluded that our disclosure controls and procedures as of June 30, 2024 were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

In connection with the audit of our financial statements for the years ended June 30, 2024 and 2023, we identified the material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of June 30, 2024. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and for the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

Following the identification of the material weakness, as long as our budget permits, we will (i) explore options to seek for a suitable and qualified individual responsible for our financial statements to further enhance our financial management in alliance with the Company’s business and management development, and (ii) plan to engage qualified consulting service providers to provide continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.  However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. See “Item 3. Key Information — D. Risk Factors— We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

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

Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2024. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of June 30, 2024, our internal control over financial reporting was not effective due to the lack of dedicated resources to take responsibility for the finance and accounting functions and for the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

Following the identification of the material weakness, as long as our budget permits, we will (i) explore options to seek for a suitable and qualified individual responsible for our financial statements to further enhance our financial management in alliance with the Company’s business and management development, and (ii) plan to engage qualified consulting service providers to provide continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Audit Alliance LLP for the year ended June 30, 2024 and 2023, respectively:

	June 30, 2024(1)	June 30, 2023
	USD	USD
Audit Fees	$200,000	$330,000
Audit Related Fees	141,500	-
Tax Fees	-	-
All Other Fees		-
Total Fees	$341,500	$330,000

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

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Audit Alliance LLP, neither the Company, nor someone on behalf of the Company, has consulted Audit Alliance LLP regarding (i) the application of accounting principles to any specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Audit Alliance LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K, or any other matters set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Item 16G. CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our Class A Ordinary Shares are listed on The Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements.

Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

We choose to follow home country practice in place of all of the requirements of Rule 5600 other than those rules which we are required to follow pursuant to the provisions of Rule 5615(a)(3).

●	Rule 5620(a), pursuant to which each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.

●	Rule 5620(b), pursuant to which each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

●	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.

●	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

●	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

●	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving:

o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or

o	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

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

Item 16K. CYBERSECURITY

Risk Management and Strategy

We have established policies and processes for assessing, identifying, and managing material risks from cybersecurity threats and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats that may result in adverse effects on the confidentiality, integrity, or availability of their information systems or any information residing therein.

We conduct risk assessments to identify cybersecurity threats in accordance with the Cybersecurity Law and Data Security Law of the PRC and our relevant procedures and policies. Our risk assessments are conducted by the security inspection team, the risk assessment team and the IT Engineering Department, collectively, which is overseen by the COO. The security inspection team conducts quarterly and monthly security inspections of, including but not limited to, network boundary security protection, wireless network security protection, network security protection and server inspection. If any existing or potential vulnerabilities, suspicious activities or potential risks are identified during the security inspection, the security inspection team will make a report to the risk assessment team. The risks assessment team consists of six members, including the COO, the head of the IT Engineering Department and the members from the security department, business department and risk and internal audit department. Based on the security inspection report, the risk assessment team will use third-party software to scan the subject system and identify the particular network vulnerability, analyze the potential internal and external risks and review the sufficiency of existing policies, procedures and safeguards in place. The risk assessment team will make a report to the IT Engineering Department for them to implement remedial actions based on the report, including but not limited to, modifying, repairing or updating subject program or software, installing and maintaining safeguards, improving data classification, updating access control and encryption standards, amending existing procedures, policies or emergency response protocols and conducting security training. During the fiscal year ended June 30, 2024, we identified certain potential risks in connection with the sever security through our risk assessments. To take precautions actions, we repaired and updated our server program. We believe that these potential risks did not have a material impact to the Company’s results of operations or financial condition.

As part of the overall risk management strategies, we also conduct cybersecurity trainings for our employees.

During the fiscal year ended June 30, 2024 and to the date of this Annual Report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us and our business strategy, results of operations or financial condition. For additional information regarding whether any risks from cybersecurity threats, please refer to Item 1A, “Risk Factors,” in this Annual Report on Form 10-K.

Governance

Our Chief Executive Officer will annually present to the Audit Committee and the Board of Directors about the Company’s cybersecurity related risk assessments and management, including but not limited to, relevant internal rules and policies, assessment of potential cybersecurity threats or risks, improvements and prevention measures. In the event that the management discovers that a material cybersecurity incident occurs, the Chief Executive Officer and/or the Chief Financial Officer will timely report such incident to the Audit Committee and the Board of Directors, with respect to material aspects, including but not limited to, the nature, scope, timing, the remedial measures and risk mitigation processes taken by the Company, material impact to the Company, and any prevention measures or improvements to be implemented. Our Audit Committee is responsible to discuss guidelines and policies governing the process in connection with the assessment and management of the Company’s exposure to risks. Our Board of Directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our Company, and the relevant disclosure issues, if any, presented by our Chief Executive Officer and/or Chief Financial Officer, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our Chief Executive Officer and/or Chief Financial Officer.

We have adopted the Network Security Management System (the “System”) for the purposes to improve the Company’s ability to prevent and respond to network and information security incidents, establish an efficient and prompt emergency response system, minimize the impacts of network and information security incident on the Company and ensure the operation and information security. The System regulates the establishment and responsibilities of network and information security incident response team and provides the guidance and procedures for incident occurrence scenarios, including but not limited to, monitor, network management and equipment maintenance, discovery, evaluation, reporting, response, recovery and prevention of cybersecurity incidents, and regular internal training. The System is applicable to emergency response to network and information security incidents occurred to the Company’s office network, B2B platforms, CRM (Customer Relationship Management) system, SCMS (Security Credential Management System), financial system and other application systems.

The IT Engineering Department, supported by the security inspection and risk assessment teams, is primarily responsible for the Company’s cybersecurity related matters, including but not limited to, planning and management of internal and external network, installation and maintenance of network equipment, identification and analysis of potential risks and incidents, optimization and implementation of network security measures and strategies, periodic internal trainings, as well as leading and coordinating in the event of network and security incidents. As of the date of this Annual Report, the IT Engineering Department consists of 14 members with relevant education background and employment experience. The head of the IT Engineering Department has over 20-year experience in enterprise resources planning, e-commerce platforms and information systems planning, construction, project management and development and implementation with a master degree in Software Engineering and advanced certificates of information system project manager, system architect and system analyst.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of ICZOOM Group Inc., and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1	Fourth Amended and Restated Memorandum and Articles of Association
2.1*	Specimen Ordinary Share Certificate
2.3	Description of Securities registered under Section 12 of the Securities Exchange Act of 1934
4.1*	2015 Equity Incentive Plan, as further amended on August 8, 2022
4.2*#	Employment Agreement between ICZOOM Group Inc. and Duanrong Liu dated as of November 1, 2022
4.3*#	Employment Agreement between ICZOOM Group Inc. and Lei Xia dated as of November 1, 2022
4.4*#	Employment Agreement between ICZOOM Group Inc. and Qiang He dated as of March 1, 2021
4.5*	Form of Indemnity Agreement
4.6*	Form of Director Offer Letter
4.7*	Business cooperation agreement between Components Zone International Limited and Shenzhen Pai Ming Electronics Co., Ltd dated as of January 18, 2022
4.8#	Employment Agreement between ICZOOM Group Inc. and Duanrong Liu dated as of May 1, 2023
4.9#	Employment Agreement between ICZOOM Group Inc. and Lei Xia dated as of May 1, 2023
8.1	List of Subsidiaries of the Registrant
11.1*	Code of Conduct and Ethics
11.2**	Insider Trading Policies
12.1	Certification of the Chief Executive Officer (Principal Executive Officer and Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Friedman LLP
15.2	Consent of Audit Alliance LLP
16.1	Letter from Friedman LLP to the U.S. Securities and Exchange Commission, dated April 24, 2023. (Incorporated by reference to Exhibit 16.1 to Form 6-K previously filed on April 24, 2023)
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Previously filed; incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 previously filed on February 14, 2023 (File No. 333-259012).
**	Previously filed; incorporated by reference to the identically named exhibit filed with Company’s Annual Report on Form 20-F/A previously filed on April 29, 2024 (File No. 001-41645).
#	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ICZOOM Group Inc.

By:	/s/ Lei Xia
Name:	Lei Xia
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	October 25, 2024

ICZOOM GROUP INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of independent registered public accounting firm Audit Alliance LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ICZOOM Group Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ICZOOM Group Inc. and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity and cash flows for the years ended June 30, 2024 and 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2024 and 2023, and the consolidated results of its operations and its cash flows for the years ended June 30, 2024 and 2023 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

October 25, 2024

We have served as the Company’s auditor since 2023.

Report of independent registered public accounting firm

To the Board of Directors and shareholders of

ICZOOM Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows of ICZOOM Group Inc. and its subsidiaries (collectively, the “Company”) for the year ended June 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended June 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

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

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2020 through April 3, 2023.

New York, New York

December 2, 2022, except for Note 10, as to which the date is December 14, 2022

ICZOOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Note	June 30, 2024	June 30, 2023
ASSETS
CURRENT ASSETS:
Cash		$2,453,728	$1,109,834
Restricted cash		3,031,232	5,303,533
Short-term investments		-	-
Notes receivable		3,071	-
Accounts receivable	3	28,297,491	76,690,246
Inventories, net	4	339,286	833,858
Advances to suppliers	5	4,022,696	1,608,941
Prepaid expenses and other current assets	7	984,563	1,341,201
TOTAL CURRENT ASSETS		39,132,067	86,887,613

Property and equipment, net	8	123,295	126,032
Right-of-use assets, net		379,101	862,852
Intangible assets, net	9	204,033	288,436
Other non-current assets		1,448	10,600
Deferred tax assets	13	135,098	305
TOTAL NON-CURRENT ASSETS		842,975	1,288,225
TOTAL ASSETS		$39,975,042	$88,175,838

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans, net	11	$10,211,264	$14,022,523
Notes payable	11	1,543,465	-
Accounts payable	12	5,263,945	51,127,328
Contract liabilities		3,037,609	1,671,353
Due to related parties	14	474,544	1,508,766
Taxes payable	13	3,251,484	2,932,137
Lease liabilities	10	408,001	524,698
Accrued expenses and other current liabilities		404,016	469,781
TOTAL CURRENT LIABILITIES		24,594,328	72,256,586
Lease liabilities	10	-	375,056
TOTAL NON-CURRENT LIABILITY		-	375,056
TOTAL LIABILITIES		24,594,328	72,631,642

COMMITMENTS AND CONTINGENCIES	18

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.16 par value, 35,000,000 shares authorized, 11,001,358 and 10,326,374 shares issued and outstanding as of June 30, 2024 and 2023*, respectively:
Class A shares, 30,000,000 shares authorized, 7,171,858 shares issued and outstanding and 6,496,874 shares issued and outstanding as of June 30, 2024 and 2023, respectively;	16	1,147,497	1,039,499
Class B shares, 5,000,000 shares authorized, 3,829,500 shares issued and outstanding as of June 30, 2024 and 2023	16	612,720	612,720
Additional paid-in capital		19,956,956	18,795,548
Statutory reserve	16	624,097	624,097
Accumulated deficit		(7,606,597)	(5,334,300)
Accumulated other comprehensive income/(loss)		646,041	(193,368)
TOTAL SHAREHOLDERS’ EQUITY		15,380,714	15,544,196
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$39,975,042	$88,175,838

*	Retrospectively restated for effect of 1-for-4 reverse split on November 2020 and 1-for-2 reverse split on August 8, 2022 of the ordinary shares, see Note 16.

The accompanying notes are an integral part of these consolidated financial statements

ICZOOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

		For the Years ended June 30,
	Note	2024	2023	2022
Revenue, net
Sales of electronic components, net of sales taxes and value added taxes		$175,320,895	$211,123,155	$286,539,736
Service commission fees, net of sales taxes and value added taxes		2,612,995	3,282,071	3,836,635
Total revenue, net		177,933,890	214,405,226	290,376,371
Cost of revenue		172,983,529	209,112,615	282,561,907
Gross profit		4,950,361	5,292,611	7,814,464

OPERATING EXPENSES
Selling expenses		2,343,841	1,991,992	1,931,785
General and administrative expenses		3,950,351	2,425587	2,511,424
Total operating expenses		6,294,192	4,417,579	4,443,209
(LOSS)/INCOME FROM OPERATIONS		(1,343,831)	875,032	3,371,255

OTHER INCOME/(EXPENSES)
Foreign exchange transaction (loss)/gain		(258,649)	1,788,870	301,133
Interest expense		(696,908)	(567,915)	(356,624)
Short-term investment income		67,293	14,748	30,775
Subsidy income		54,104	125,125	213,741
Loss from termination of the VIE agreements		-	-	(205,249)
Other expenses, net		(160,022)	(219,020)	(197,945)
Total other (expenses)/income, net		(994,182)	1,141,808	(214,169)
(LOSS)/INCOME BEFORE INCOME TAX PROVISION		(2,338,013)	2,016,840	3,157,086
INCOME TAX BENEFIT/(EXPENSES)	13	65,716	(265,670)	(587,276)
NET (LOSS)/INCOME		(2,272,297)	1,751,170	2,569,810
Foreign currency translation adjustments		839,409	(1,238,224)	817,991
TOTAL COMPREHENSIVE (LOSS)/INCOME		$(1,432,888)	$512,946	$3,387,801

(LOSS) EARNINGS PER ORDINARY SHARE:
– BASIC		$(0.22)	$0.19	$0.29
– DILUTED		$(0.20)	$0.18	$0.27

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*:
– BASIC		10,415,461	9,201,374	8,826,374
– DILUTED		11,084,571	9,918,931	9,547,346

*	Retrospectively restated for effect of 1-for-4 reverse split on November 2020 and 1-for-2 reverse split on August 8, 2022 of the ordinary shares, see Note 16.

The accompanying notes are an integral part of these consolidated financial statements

ICZOOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE, 2024 AND 2023 AND 2022

	Ordinary Shares, $0.16 par*				Additional			Accumulated Other	Total
	Class A Shares	Amount	Class B Shares	Amount	Paid-in Capital	Statutory Reserve	Accumulated Deficit	Comprehensive Income (Loss)	Shareholders’ Equity

Balance as of June 30, 2021	4,996,874	$799,499	3,829,500	$612,720	$14,600,143	$538,750	$(9,364,684)	$266,856	$7,413,293
Employee common share options	—	—	—	—	54,171	—	—	—	54,171
Net income for the year	—	—	—	—	—	—	2,569,810	—	2,569,810
Appropriation to statutory reserve					—	85,347	(85,347)	—	—
Effect of termination of the VIE	—	—	—	—	(155,101)	—	(205,249)	—	(360,350)
Foreign currency translation adjustment	—	—	—	—	—	—	—	817,991	817,991
Balance as of June 30, 2022	4,996,874	$799,499	3,829,500	$612,720	$14,499,213	$624,097	$(7,085,470)	$1,044,856	$10,494,915
Employee common share options	—	—	—	—	102,783	—	—	—	102,783
Net income for the year	—	—	—	—	—	—	1,751,170	—	1,751,170
Issuance of new shares	1,500,000	240,000	—	—	4,193,552	—	—	—	4,433,552
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,238,224)	(1,238,224)

Balance as of June 30, 2023	6,496,874	$1,039,499	3,829,500	$612,720	$18,795,548	$624,097	$(5,334,300)	$(193,368)	$15,544,196
Net (loss) for the year	—	—	—	—	—	—	(2,272,297)	—	(2,272,297)
Issuance of new shares	674,984	107,998	—	—	1,161,408	—	—	—	1,269,406
Foreign currency translation adjustment	—	—	—	—	—	—	—	839,409	839,409
Balance as of June 30, 2024	7,171,858	$1,147,497	3,829,500	$612,720	$19,956,956	$624,097	$(7,606,597)	$646,041	$15,380,714

*	Retrospectively restated for effect of 1-for-4 reverse split on November 2020 and 1-for-2 reverse split on August 8, 2022 of the ordinary shares, see Note 16.

The accompanying notes are an integral part of these consolidated financial statements

ICZOOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended June 30,
	2024	2023	2022
Cash flows from operating activities:
Net (loss)/income	$(2,272,297)	$1,751,170	$2,569,810
Adjustments to reconcile net (loss)/income to net cash provided by (used in) operating activities:
Depreciation and amortization	258,557	197,233	148,071
Loss (gain) from disposal of property and equipment/Property and equipment written off	1,295	882	(2,296)
Amortization of right-of-use assets	595,440	381,795	41,968
(Reversal)/Provision for doubtful accounts	-	(99,003)	30,187
(Reversal)/Provision for inventory impairment	(1,851)	1,851	-
Amortization of share-based compensation	1,161,408	1,325,616	54,171
Amortization of debt issuance costs	160,681	102,783	197,366
Deferred income tax provision	(134,836)	23,465	5,994
Unrealized exchange loss/(gain)	265,606	(383,469)	(172,794)
Loss from termination of the VIE agreements	-	-	205,249
Changes in operating assets and liabilities:
Notes receivable	(3,072)	18,000	-
Accounts receivable	49,480,387	(3,711,373)	(9,211,978)
Inventories	506,206	(495,580)	2,096,212
Advances to suppliers	(2,413,698)	5,004,076	30,759
Prepaid expenses and other current assets	362,826	315,056	622,011
Accounts payable	(46,402,108)	(6,364,245)	5,179,267
Contract liabilities	1,348,015	(1,832,960)	(1,632,254)
Taxes payable	286,206	421,057	454,963
Lease liabilities	(620,044)	(392,422)	(22,985)
Accrued expenses and other current liabilities	(496,471)	(15,764)	(455,171)
Net cash provided by (used in) operating activities	2,082,250	(3,751,832)	138,550

Cash flows from investing activities:
Purchase of property and equipment	(97,455)	(81,913)	(22,218)
Proceeds from disposal of property and equipment	2,246	-	3,096
Purchase of intangible assets	(60,239)	(63,698)	(9,669)
Purchase of short-term investments	(1,122,520)	(4,125,704)	(20,025,600)
Proceeds upon maturity of short-term investments	1,122,520	4,127,088	20,918,110
Net cash (used in) provided by investing activities	(155,448)	(144,227)	863,719

Cash flows from financing activities:
Proceeds from short-term bank loans	26,947,383	30,912,118	30,052,076
Repayments of short-term bank loans	(30,953,952)	(27,708,103)	(32,900,000)
Proceeds from loans payable to third-parties	1,015,000	660,000	962,239
Repayments from loans payable to third-parties	(1,015,000)	(760,000)	(1,232,239)
Proceeds from banker’s acceptance notes payable	4,490,080	-	1,500,000
Repayment of banker’s acceptance notes payable	(2,946,120)	-	(1,500,035)
Proceeds from borrowings from related parties	10,738,325	5,540,543	940,300
Proceeds from sale of common stock, net of issuance costs	1,269,406	4,433,552	-
Payment for deferred IPO costs	-	-	(231,355)
Repayment of related party borrowings	(11,791,154)	(4,328,894)	(1,086,860)
Net cash provided by (used in) financing activities	(2,246,032)	8,749,216	(3,495,874)
Effect of exchange rate fluctuation on cash and restricted cash	(609,177)	(1,391,813)	(1,362,562)

Net (decrease) increase in cash and restricted cash	(928,407)	3,461,344	(3,856,167)
Cash and restricted cash at beginning of year	6,413,367	2,952,023	6,808,190
Cash and restricted cash at end of year	$5,484,960	$6,413,367	$2,952,023

Supplemental cash flow information
Cash paid for income taxes	$(154,623)	$(190,438)	$(151,055)
Cash paid for interest	$(696,908)	$(567,915)	$(356,624)
Supplemental disclosure of non-cash investing and financing activities
Right-of-use assets obtained in exchange for operating lease obligations	$105,885	$241,678	$732,993

The following tables provide a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the consolidated statement of cash flows:

	June 30, 2024	June 30, 2023	June 30, 2022
Cash, end of year	$2,453,728	$1,109,834	$1,134,416
Restricted cash, end of year	3,031,232	5,303,533	1,817,607
Total cash and restricted cash, end of year	$5,484,960	$6,413,367	$2,952,023

	June 30, 2024	June 30, 2023	June 30, 2022
Cash, beginning of year	$1,109,834	$1,134,416	$3,196,683
Restricted cash, beginning of year	5,303,533	1,817,607	3,611,507
Total cash and restricted cash, beginning of year	$6,413,367	$2,952,023	$6,808,190

The accompanying notes are an integral part of these consolidated financial statements

ICZOOM GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

ICZOOM Group Inc. (“ICZOOM” or the “Company”), through its wholly-owned subsidiaries, is engaged in sales of electronic components to customers in the People’s Republic of China (“PRC”). Major electronic components purchased from suppliers and then sold to customers through the Company’s online platform include: integrated circuit, discrete, passive components, optoelectronics, electromechanical, Maintenance, Repair and Operations (“MRO”), design tools, etc. These electronic components are primarily used by customers in the consumer electronic industry, automotive electronics, industry control segment with primary target customers being China-based small and medium-sized enterprises. In addition, the Company also provides SaaS (Software as a Services), customs clearance, temporary warehousing, logistic and shipping services to customers to earn service commission fees.

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

Prior to the reorganization described below, the chairman of the Board of Directors, Mr. Lei Xia, who is also the Chief Executive Officer (“CEO”) of the Company, and the Chief Operating Officer (“COO”) of the Company, Ms. Duanrong Liu, were the controlling shareholders of the following entities: (1) Hjet Shuntong (Shenzhen) Co., Ltd. (“Hjet Shuntong”), formed in Shenzhen City, China on November 8, 2013; (2) Shenzhen Hjet Supply Chain Co., Ltd. (“Hjet Supply Chain”), formed in Shenzhen City, China on July 3, 2006; (3) Shanghai Heng Nuo Chen International Freight Forwarding Co., Ltd. (“Heng Nuo Chen”), formed in Shanghai City, China on March 25, 2015,and deregistered in August 2021; (4) Shenzhen Iczoom Electronics Co., Ltd. (“ICZOOM Shenzhen”), formed in Shenzhen City, China on July 20, 2015.; (5) Shenzhen Hjet Yun Tong Logistics Co., Ltd. (“Hjet Logistics”), formed in Shenzhen City, China on May 31, 2013 and (6) Shenzhen Pai Ming Electronics Co., Ltd. (“Pai Ming Shenzhen”), formed in Shenzhen City, China on May 9, 2012. On December 10 2021, the VIE Agreements (as defined below) were terminated. Hjet Shuntong is currently not engaging in any active business operations and merely acting as a holding company. ICZOOM Shenzhen operates the Company’s e-commerce platform to facilitate the sales of electronic components. Hjet Supply Chain handles order fulfilment for e-commerce customers. Hjet Logistics is engaged in logistic, shipping and delivery of products to customers. In order to comply with the PRC laws and regulations, ICZOOM Shenzhen holds Electronic Data Interchange (“EDI”) license to operate the e-commerce platform

Hjet Shuntong, ICZOOM Shenzhen, Hjet Supply Chain and Hjet Logistics are collectively called “ICZOOM Operating Entities”.

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

On December 14, 2020, ICZOOM WFOE entered into a series of contractual arrangements with the shareholder of Pai Ming Shenzhen. These agreements include Exclusive Purchase Agreement, Exclusive Business Cooperation Agreement, Share Pledge Agreement, Power of Attorney and Spousal Consent Letter (collectively the “VIE Agreements”). Pursuant to the VIE Agreements, ICZOOM WFOE has the exclusive right to provide Pai Ming Shenzhen with consulting services related to business operations including technical and management consulting services. As a result of our direct ownership in ICZOOM WFOE and the VIE Agreements, Pai Ming Shenzhen was treated as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation, which allowed ICZOOM to consolidate Pai Ming Shenzhen’ operations and financial results in ICZOOM’s consolidated financial statements in accordance with U.S. GAAP. ICZOOM was treated as the primary beneficiary for accounting purposes under U.S. GAAP. On December 10, 2021, the VIE Agreements had been terminated.

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

Termination of the VIE Agreements

Due to PRC legal restrictions on direct foreign investment in internet-based businesses, such as provision of internet information services platform and other value-added telecommunication services, the Company originally carried out its business through a series of VIE Agreements with Pai Ming Shenzhen. On December 10, 2021 (the “VIE termination date”), the Company terminated the VIE Agreements under the VIE structure. There were no penalties or non-compete agreements derived from the termination of the VIE Agreements. After the termination of the VIE Agreement, the Company no longer consolidated the operation and financial results of Pai Ming Shenzhen going forward. The Company’s Hong Kong subsidiary, ICZOOM HK, operates a new B2B online platform, which does not require an ICP license under the PRC law. Currently, the Company operates through two B2B online platforms, www.iczoom.com and www.iczoomex.com. Two platforms have substantially the same features and functions, provide the same information and services and are both accessible by customers from any countries and regions, while the latter one, with the server and data located and stored in Singapore, is primarily serving overseas. ICZOOM Shenzhen maintains and operate www.iczoom.com with an Electronic Data Interchange (“EDI”) license.

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

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the Hong Kong-registered entities and PRC-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

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

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations. The Company’s operations may be further affected after the outbreak of COVID-19 pandemic. The execution of the Company’s sales contract and fulfilment of customer orders and the collection of the payments from customers on a timely manner are still being negatively affected after COVID-19. The extent of the negative influence of post-pandemic is still highly uncertain and cannot be predicted as of the date the Company’s financial statements are released. The Company will continue to monitor and modify the operating strategies in response to reduce the gloomy impact of post-pandemic.

Concentration of credit risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of June 30, 2024, the aggregate amounts of cash of $5,484,960 was deposited at major financial institutions located in the PRC and Hong Kong. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations. The Company maintains an allowance for doubtful accounts, and actual losses have generally been within management’s expectations. Refer to “Note 15. Concentrations” for detail.

Interest rate risk

The Company’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company’s exposure to interest rate risk also arises from borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Company have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage such interest risk exposure. The Company has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year ended June 30, 2024.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in the PRC and Hong Kong. The Company’s cash balances in these bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

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

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Notes receivable

Notes receivable represent banks’ acceptances that have been arranged with third-party financial institutions by certain customers to settle their purchases from us. These notes receivable are non-interest bearing and are collectible within six to twelve months. As of June 30, 2024 and 2023, the Company had $3,071 and nil of notes receivable balance, respectively.

Accounts receivable

Accounts receivable are presented net of allowance for credit losses. The Company reduces accounts receivable by recording an allowance for doubtful accounts to account for the estimated impact of collection issues resulting from a client’s inability or unwillingness to pay valid obligations to the Company. The Company determines the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivable when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after the management has determined that the likelihood of collection is not probable. As of June 30, 2024 and 2023, the expected credit loss are both nil.

Inventories, net

Inventories are comprised of purchased electronic components products to be sold to customers. Inventories are stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. The Company reviews its inventories periodically to determine if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. Inventory allowance amounted to nil and $1,851 as of June 30, 2024 and 2023, respectively.

Advances to suppliers, net

Advances to suppliers consists of balances paid to suppliers for purchase of electronic components that have not been provided or received. Advances to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of June 30, 2024 and 2023, there was no allowance recorded as the Company considers all of the advances to be fully realizable.

Short-term investments

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks with maturities ranging from one month to twelve months. The banks invest the Company’s fund in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 1.5% to 2.5% per annum. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities. The interest earned is recognized in the consolidated statements of operations and comprehensive (loss)/income over the contractual term of these investments (see Note 6).

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

Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Office equipment and furniture	3 years
Automobiles	5 years
Leasehold improvement	Lesser of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in consolidated statements of operations and comprehensive (loss)/income.

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

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model. There were no impairments of these assets as of June 30, 2024 and 2023.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, restricted cash, short-term investments, notes receivable, accounts receivable, advances to suppliers, inventories, prepaid expenses and other current assets, short-term bank loans, short-term borrowings — third-party loans, notes payable, accounts payable, deferred revenue, taxes payable, due to related parties, accrued expenses operating lease liabilities-current, and other current liabilities approximate the fair value of the respective assets and liabilities as of June 30, 2024 and 2023 based upon the short-term nature of the assets and liabilities.

Foreign currency translation

The functional currency for ICZOOM, ICZOOM HK, Ehub, Hjet HK and Components Zone HK is the U.S Dollar (“US$”). The Company primarily operates its business through its PRC subsidiaries as of June 30, 2024. The functional currency of the Company’s PRC subsidiaries and the is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into US$. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2024	June 30, 2023	June 30, 2022
Period-end spot rate	US$1=RMB 7.1268	US$1=RMB 7.2254	US$1=RMB 6.7114
Average rate	US$1=RMB 7.1245	US$1=RMB 6.9881	US$1=RMB 6.4641

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

The Company currently generates its revenue from the following main sources:

Revenue from sales of electronic components to customers

The Company operates two B2B online platforms www.iczoom.com and www.iczoomex.com, where the Company’s customers can register as members first, and then use the platform to post the quotes for electronic component products (such as integrated circuit, discrete devices passive components, optoelectronics, electromechanical, MRO and design tools, etc.). Once purchase orders received from customers, the Company purchases desired products from suppliers, takes control of purchased products in its warehouses, and then organizes the shipping and delivery of products to customers. New customers are typically required to make certain prepayment to the Company before the Company purchases products from suppliers.

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

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract Assets and Liabilities

The Company did not have contract assets as of June 30, 2024 and 2023.

Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $3,037,609 and $1,671,353 as of June 30, 2024 and 2023, respectively. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling expense when incurred.

Disaggregation of revenue

The Company disaggregates its revenue from contracts by product and service types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

The summary of the Company’s total revenues by product and service type for the year ended June 30, 2024 and 2023 was as follows:

	For the years ended June 30,
	2024	2023	2022
Sales of electronic components products:
Semiconductor:
Integrated Circuits	$93,611,171	$36,208,767	$155,134,814
Power/Circuit Protection	2,135,446	13,902,350	15,971,800
Discrete	997,097	16,047,821	23,071,808
Passive Components	5,706,403	99,326,417	25,110,572
Optoelectronics/Electromechanical	17,733,992	8,535,997	12,056,185
Other semiconductor products	3,954,028	15,366,941	29,103,445
Equipment, tools and others:
Equipment	29,665,978	10,102,545	8,745,020
Tools and others	21,516,780	11,632,317	17,346,092
Total sales of electronic components products	175,320,895	211,123,155	286,539,736
Service commission fees	2,612,995	3,282,071	3,836,635
Total revenue	$177,933,890	$214,405,226	$290,376,371

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

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Shipping and handling costs

Shipping and handling costs are expensed as incurred. Inbound shipping and handling cost associated with bringing the purchased electronic component products from suppliers to the Company’s warehouse are included in cost of revenue. Outbound shipping and handling costs associated with shipping and delivery the products to customers are included in selling expenses. For the years ended June 30, 2024, 2023 and 2022, shipping and handling costs included in cost of revenue amounted to $452,885, $474,543 and $589,291,  and shipping and handling costs included in selling expenses amounted to $408,440, $423,606 and $445,840, respectively.

Research and development

The Company’s research and development activities primarily relate to development and implementation of its e-commerce platform and software. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s e-commerce platform. Capitalized software development costs amounted to $60,239, $63,698 and $16,351 for the years ended June 30, 2024, 2023 and 2022, respectively. Research and development expenses included in general and administrative expenses amounted to $481,548, $437,261 and $530,144 for the years ended June 30, 2024, 2023 and 2022, respectively, primarily comprising employee costs, and amortization and depreciation to intangible assets and property and equipment used in the research and development activities.

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended June 30, 2024, 2023 and 2022. The Company does not believe that there was any uncertain tax provision at June 30, 2024, 2023 and 2022. The Company’s subsidiaries in Hong Kong are subject to the profit taxes in Hong Kong. The Company’s subsidiaries in China are subject to the income tax laws of the PRC. For the years ended June 30, 2024, 2023 and 2022, the Company generated income before taxes of $471,717, $877,850 and $1,109,748 through its Hong Kong subsidiaries.

As of June 30, 2024, all of the tax returns of the Company’s subsidiaries remain available for statutory examination by Hong Kong and PRC tax authorities.

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

The following table sets forth the computation of basic and diluted earnings per share for the year ended June 30, 2024 and 2023:

	For the years ended June 30,
	2024	2023	2022
Numerator:
Net (loss)/income attributable to ordinary shareholders	$(2,272,297)	$1,751,170	$2,569,810

Denominator:
Weighted-average number of ordinary shares outstanding – basic	10,415,461	9,201,374	8,826,374
Outstanding options	730,637	742,762	751,012
Potentially dilutive shares from outstanding options	669,110	717,557	720,972
Weighted-average number of ordinary shares outstanding – diluted	11,084,571	9,918,931	9,547,346
(Loss)Earnings per share – basic	$(0.22)	$0.19	$0.29
(Loss)Earnings per share – diluted	$(0.20)	$0.18	$0.27

Employee benefit plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying consolidated statements of operations and comprehensive (loss)/income amounted to $190,436, $175,762 and $199,472 for the year ended June 30, 2024, 2023 and 2022, respectively.

Comprehensive (loss)income

Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain or loss resulting from translation of the consolidated financial statements expressed in RMB to US$ is reported in other comprehensive (loss)/income in the consolidated statements of comprehensive (loss)/income.

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

Government subsidies

Government subsidies are provided by the relevant PRC municipal government authorities to subsidize the cost of certain research and development projects. The Company recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled $54,104, $125,125 and $213,741 for the years ended June 30, 2024, 2023 and 2022, respectively.

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

Recently issued accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. The update will require public entities to disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within segment profit and loss. Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the significant expenses disclosed and each reported measure of segment profit or loss. The amendments are effective for the Company’s annual periods beginning January 1, 2024, and interim periods begin beginning January 1, 2025, with early adoption permitted, and will be applied retrospectively to all prior periods presented in the consolidated financial statements. The Company is currently evaluating the impact of the adoption of this standard to determine its impact on the Company’s disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for the Company’s annual periods beginning January 1, 2025, with early adoption permitted, and should be applied either prospectively or retrospectively. The Company is currently evaluating the impact of the adoption of this standard to determine its impact on the Company’s disclosures.

In August 2023, the FASB issued ASU 2023-08, Intangibles Goodwill and Other-Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets. The amendments in this Update are effective for all entities for fiscal years beginning after December 15,2024, including interim periods within those fiscal years, Early adoption is permitted for both interim and annual financial statements that have not yet been issued (or made available for issuance). If an entity adopts the amendments in an interim period.it must adopt them as of the beginning of the fiscal year that includes that interim period. The amendments in this Update require a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets) as of the beginning of the annual reporting period in which an entity adopts the amendments. The Company is currently evaluating the impact of the adoption of this standard to determine its impact on the Company’s disclosures.

In January 2024, the FASB issued ASU 2024-01, Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and similar Awards. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15, 2025, and interim periods within those annual periods, Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the annual period that includes that interim period. The Company is currently evaluating the impact of the adoption of this standard to determine its impact on the Company’s disclosures.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	June 30, 2024	June 30, 2023
Accounts receivable	$28,297,491	$76,690,246
Total Accounts receivable	$28,297,491	$76,690,246

The Company’s accounts receivable (“AR”) primarily includes balance due from customers when the Company’s products are sold and delivered to customers.

All of the June 30, 2023 accounts receivable balance has been collected. As of September 15, 2024, approximately 79.8% of the balance of accounts receivable as of June 30, 2024 has been collected. The following table summarizes the Company’s outstanding accounts receivable and subsequent collection by aging bucket:

	Balance as of June 30, 2024	Subsequent collection	% of collection
AR aged less than 6 months	$28,297,491	22,576,704	79.8%
Total Accounts Receivable	$28,297,491	22,576,704	79.8%

	Balance as of June 30, 2023	Subsequent collection	% of collection
AR aged less than 6 months	$76,401,424	$76,401,424	100.0%
AR aged from 7 to 12 months	288,822	288,822	100.0%
Accounts Receivable	$76,690,246	$76,690,246	100.0%

Allowance for doubtful accounts movement is as follows:

	June 30, 2024	June 30, 2023
Beginning balance	$-	$99,003
Reversal	-	(99,003)
Ending balance	$-	$-

NOTE 4 — INVENTORIES, NET

Inventories, net, consist of the following:

	June 30, 2024	June 30, 2023
Semiconductors	$325,428	$764,592
Equipment, tools and others	13,858	71,117
Inventory valuation allowance	-	(1,851)
Total inventory, net	$339,286	$833,858

Inventory impairment movement is as follows:

	June 30, 2024	June 30, 2023
Beginning balance	$1,851	$-
Additions/(Reversal)	(1,851)	1,851
Ending balance	$-	$1,851

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — ADVANCES TO SUPPLIERS

Advances to suppliers, net, consist of the following:

	June 30, 2024	June 30, 2023
Advances to suppliers	$4,022,696	$1,608,941

Advances to suppliers represents balance paid to various suppliers for purchase of electronic components that have not been delivered. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of June 30, 2024 and 2023, there was no allowance recorded as the Company considers all of the advances to suppliers balance fully realizable. The June 30, 2023 advance to supplier balance has been fully realized in fiscal year 2024. As of September 15, 2024, approximately 93.3% or $3.8 million of the June 30, 2024 advances to suppliers balance has been realized.

NOTE 6 — SHORT-TERM INVESTMENT

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks with maturities ranging from one month to twelve months. The banks invest the Company’s fund in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 1.5% to 2.5% per annum.

Short-term investment consisted of the following:

	June 30, 2024	June 30, 2023
Beginning balance	$-	$1,490
Add: purchase additional wealth management financial products	1,122,520	4,125,704
Less: proceeds received upon maturity of short-term investment	(1,122,520)	(4,127,088)
Foreign currency translation adjustments	-	(106)
Ending balance of short-term investment	$-	$-

Interest income generated from short-term investment amounted to $67,293, $14,748 and $30,775 for the years ended June 30, 2024, 2023 and 2022, respectively.

NOTE 7 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	June 30, 2024	June 30, 2023
Other receivables, net(1)	$918,761	$1,286,920
Prepaid expenses(2)	65,802	54,281
Prepaid expenses and other current assets	$984,563	$1,341,201

(1)	Other receivable primarily includes prepaid VAT input tax in connection with the Company’s purchase of electronic component products from third-party suppliers when VAT invoices have not been received as of the balance sheet date. Other receivable also includes, advances to employees for business development and security deposits for operating leases. As of June 30, 2024, the balance of other receivable mainly consists of $457,056 of prepaid VAT input tax, $92,570 of advances to employees. $128,425 of outstanding bank deposits and $194,992 of security deposits for operating leases. All the June 30, 2023 other receivable balance and approximately 54.72% of the June 30, 2024 other receivable balance has been collected or settled.

(2)	Prepaid expenses include mainly prepayment for server upgrade cost.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	June 30, 2024	June 30, 2023
Office equipment and furniture	$180,007	$151,007
Automobiles	61,042	69,782
Leasehold improvement	183,526	403,778
Subtotal	424,575	624,567
Less: accumulated depreciation	(301,280)	(498,535)
Property and equipment, net	$123,295	$126,032

Depreciation expense was $100,596, $65,471 and $29,887 for the years ended June 30, 2024, 2023 and 2022, respectively.

NOTE 9 — INTANGIBLE ASSETS, NET

Intangible assets, net, mainly consist of the following:

	June 30, 2024	June 30, 2023
Capitalized internal-use software development costs	$987,476	$905,431
Less: accumulated amortization	(783,443)	(616,995)
Intangible assets, net	$204,033	$288,436

Amortization expense was $157,961, $131,762 and $118,184 for the years ended June 30, 2024, 2023 and 2022, respectively. Estimated future amortization expense for intangible assets is as follows:

Twelve months ending June 30,	Amortization expense
2025	102,188
2026	65,392
2027	21,946
2028	11,396
Thereafter	3,111
$204,033

NOTE 10 — LEASES

The Company’s PRC subsidiaries entered into operating lease agreements with landlords to lease office space and warehouse. As of June 30, 2024, the remaining lease terms for office space and warehouse were 0.9 years and 0.5 years respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental discount rate based on the interest rate for three-year government bond as published by China’s central bank in order to discount lease payments to present value. The discount rate of the Company’s operating leases for office space and warehouse were 3.35% and 2.85% respectively. For the years ended June 30, 2024, 2023 and 2022, there was no variable lease cost. For the years ended June 30, 2024, 2023 and 2022, total operating lease expense amounted to $6,004, $432,422 and $582,631 respectively, and amortization of the operating lease right-of-use assets amounted to $595,440, $381,795 and 41,968, respectively. For the year ended June 30, 2024, the interest on lease liabilities amounted to $24,016.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — LEASES (cont.)

Supplemental balance sheet information related to operating leases was as follows:

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	June 30, 2024	June 30, 2023
Operating lease right-of-use assets	$1,389,734	1,274,479
Operating lease right-of-use assets – accumulated amortization	(1,010,633)	(411,627)
Operating lease right-of-use assets – net	$379,101	862,852

Operating lease liabilities, current	408,001	524,698
Operating lease liabilities, non-current	-	375,056
Total operating lease liabilities,	$408,001	899,754

As of June 30, 2024, maturities of operating lease liabilities were as follows:

Twelve months ending June 30,	June 30, 2024
2025	413,496
Total future minimum lease payments	413,496
Less: Imputed interest	(5,495)
Total	$408,001

NOTE 11 — DEBT

The Company borrowed from PRC banks, other financial institutions and third parties as working capital funds. As of June 30, 2024 and 2023, the Company’s debt consisted of the following:

(a) Short-term loans:

		June 30, 2024	June 30, 2023
Shanghai Pudong Development Bank	(1)	$4,209,450	$4,152,000
Agricultural Bank of China	(2)	2,876,458	2,750,000
Industrial and Commercial Bank of China	(3)	-	2,400,000
Bank Of China	(4)	3,012,146	4,732,116
Webank	(6)	140,315	-
Less: Debt issuance cost	(7)	(27,105)	(11,593)
Total short-term loans, net		$10,211,264	$14,022,523

(1) On March 30, 2023, the Company borrowed RMB16.1 million (approximately USD$2.3million) short-term loan from Shanghai Pudong Development Bank (“SPD”) as working capital for six months, with loan maturity date on September 26, 2023 and effective interest rate of 4.64% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — DEBT (cont.)

On April 25, 2023, the Company borrowed RMB13.9 million (approximately USD$2.0 million) short-term loan from SPD bank as working capital for six months, with loan maturity date on October 20, 2023 and effective interest rate of 2.85% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

On October 24, 2023, the Company borrowed RMB16.0 million (approximately USD$2.2million) short-term loan from SPD bank as working capital for six months, with loan maturity date on April 19, 2024 and effective interest rate of 2.74% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

On October 27, 2023, the Company borrowed RMB14.0 million (approximately USD$2.0million) short-term loan from SPD bank as working capital for six months, with loan maturity date on April 24, 2024 and effective interest rate of 2.61% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

On April 23, 2024, the Company borrowed RMB16.0 million (approximately USD$2.2 million) short-term loan from SPD bank as working capital for six months, with loan maturity date on October 18, 2024 and effective interest rate of 2.06% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid on September 24, 2024.

On April 26, 2024, the Company borrowed RMB14.0 million (approximately USD$2.0 million) short-term loan from SPD bank as working capital for six months, with loan maturity date on October 23, 2024 and effective interest rate of 2.05% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid on September 24, 2024.

For the above-mentioned loans from SPD bank, certain shareholders of the Company provided joint guarantees to these loans by pledging their personal properties as collaterals.

(2) On February 22, 2023, the Company borrowed $2.75 million on short-term loan from ABC as working capital for six months, with loan maturity date on August 18, 2023 and effective interest rate of 5.69% per annum. The loan was fully repaid upon maturity.

On August 25, 2023, the Company borrowed RMB20.5 million (approximately USD$2.9 million) on short-term loan from ABC bank as working capital for six months, with loan maturity date on February 18, 2024 and effective interest rate of 3.80% per annum. The loan was fully repaid upon maturity.

On February 21, 2024, the Company borrowed RMB20.5 million (approximately $2.9 million) short-term loan from ABC as working capital for six months, with loan maturity date on August 18, 2024 and effective interest rate of 3.8% per annum. The loan was fully repaid upon maturity.

For the above-mentioned loans from ABC bank, certain shareholders of the Company provided joint guarantees to these loans by pledging their personal properties as collaterals.

(3) On May 11, 2023, the Company borrowed $1.3 million short-term loan from ICBC as working capital for three months, with loan maturity date on August 8, 2023 and effective interest rate of 5.56% per annum. The loan borrowed from ICBC Bank was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

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

On November 9, 2023, the Company borrowed RMB9.0 million (approximately USD$1.3 million) short-term loan from ICBC as working capital for three months, with loan maturity date on February 7, 2024 and effective interest rate of 4.5% per annum. The loan borrowed from ICBC Bank was guaranteed by the Company’s certain shareholders. The loan was fully repaid on January 25, 2024.

On December 11, the Company borrowed RMB8.0 million (approximately USD$1.1 million) short-term loan from ICBC as working capital for three months, with loan maturity date on March 8, 2024 and effective interest rate of 4.50% per annum. The loan borrowed from ICBC Bank was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

On January 29, 2024, the Company borrowed RMB9.0 million (approximately $1.3 million ) short-term loan from ICBC as working capital for three months, with loan maturity date on April 26, 2024 and effective interest rate of 4.50% per annum. The loan borrowed from ICBC Bank was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

On March 22, 2024, the Company borrowed RMB8.0 million (approximately $1.1 million) short-term loan from ICBC as working capital for three months, with loan maturity date on June 7, 2024 and effective interest rate of 4.50% per annum. The loan borrowed from ICBC Bank was guaranteed by the Company’s certain shareholders. The loan was fully repaid on May 30, 2024.

On May 13, 2024, the Company borrowed RMB9.0 million (approximately $1.3 million) short-term loan from ICBC as working capital for three months, with loan maturity date on August 8, 2024 and effective interest rate of 4.50% per annum. The loan borrowed from ICBC Bank was guaranteed by the Company’s certain shareholders. The loan was fully repaid on May 30, 2024.

For the above-mentioned loans from ICBC bank, certain shareholders of the Company provided joint guarantees to these loans by pledging their personal properties as collaterals.

(4) On September 27, 2022, the Company borrowed GBP£0.92 million (approximately $1.2 million) short-term loan from Bank of China as working capital for twelve months, with loan maturity date on September 27, 2023 and effective interest rate of 4.51% per annum. The loan was pledged by a term deposit of JPY ¥144.7 million (approximately $0.9 million). The loan was fully repaid upon maturity.

On November 21, 2022, the Company borrowed EUR€0.97 million (approximately $1.1 million) short-term loan from Bank of China as working capital for twelve months, with loan maturity date on November 21, 2023 and effective interest rate of 2.58% per annum. The loan was pledged by a term deposit of GBP£0.84 million (approximately $1.07 million). The loan was fully repaid upon maturity.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — DEBT (cont.)

On March 28, 2023, the Company borrowed HKD11.8 million (approximately $1.5 million) short-term loan from Bank of China as working capital for twelve months, with loan maturity date on March 27, 2024 and effective interest rate of 3.02% per annum. The loan was pledged by a term deposit of JPY ¥196.8 million (approximately $1.24 million). The loan was fully repaid upon maturity.

On June 28, 2023, the Company borrowed GBP£0.8 million (approximately $1.0 million) short-term loan from Bank of China as working capital for twelve months, with loan maturity date on June 27, 2024 and effective interest rate of 6.02% per annum. The loan was pledged by a term deposit of JPY ¥144.0 million (approximately $0.9 million). The loan was fully repaid upon maturity.

On August 29, 2023, the Company borrowed HKD 7.9 million (approximately $1.0million) short-term loan from Bank of China as working capital for twelve months, with loan maturity date on August 28, 2024 and effective interest rate of 3.73% per annum. The loan was pledged by a term deposit of JPY 146.6 million (approximately $0.9 million). The loan was fully repaid upon maturity.

On November 21, 2023, the Company borrowed HKD 7.8 million (approximately $1.0million) short-term loan from Bank of China as working capital for twelve months, with loan maturity date on November 20, 2024 and effective interest rate of 5.24% per annum. The loan was pledged by a term deposit of JPY 148.4 million (approximately $0.9 million).

On January 23, 2024, the Company borrowed HKD7.8 million (approximately $1.0million) short-term loan from Bank of China as working capital for twelve months, with loan maturity date on January 22, 2025 and effective interest rate of 4.7% per annum. The loan was pledged by a term deposit of GBP 0.8 million (approximately $1.0 million).

(5) On July 20, 2023, the Company borrowed RMB2.2 million (approximately $0.3 million) short-term loan from Construction Bank of China as working capital for nine months, with loan maturity date on March 13, 2024 and effective interest rate of 3.85% per annum. The loan was fully repaid upon maturity.

On March 19, 2024, the Company borrowed RMB1.3 million (approximately $0.2 million) short-term loan from Construction Bank of China as working capital for twelve months, with loan maturity date on March 19, 2024 and effective interest rate of 3.8% per annum. The loan was fully repaid on April 26, 2024.

(6) On August 4, 2023, the Company borrowed RMB1.0 million (approximately $0.1 million) short-term loan from Webank of China as working capital for two months, with loan maturity date on October 3, 2023 and effective interest rate of 8.82% per annum. The loan was fully repaid upon maturity.

On October 7, 2023, the Company borrowed RMB2.0 million (approximately $0.3 million) short-term loan from Webank of China as working capital for two years, with loan maturity date on October 17, 2025 and effective interest rate of 10.26% per annum. The loan was fully repaid on November 17, 2023.

On February 18, 2024, the Company borrowed RMB2.0 million (approximately $0.3 million) short-term loans from Webank as working capital for two years, with loan maturity date on February 17, 2026 and effective interest rate of 6.84% per annum. The loan was fully repaid on 18 May 2024.

On April 8, 2024, the Company borrowed RMB1.0 million (approximately $0.1 million) short-term loans from Webank as working capital for two years, with loan maturity date on April 17, 2026 and effective interest rate of 7.2% per annum. The loan was fully repaid on July 8, 2024.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — DEBT (cont.)

(7) In order to obtain the above-mentioned loans from PRC banks, as of June 30 2024 and 2023, the Company incurred total of $36,291 and $292,998 loan origination fees to be paid to above mentioned related parties for providing loan guarantees and pledging their personal assets as collaterals to safeguard the loans. The loan origination fees were recorded as deferred financing cost against the loan balances. For the year ended June 30, 2024 and 2023, $160,681 and $215,370 deferred financing cost was amortized, respectively.

For the above-mentioned short-term loans from PRC banks and financial institutions, interest expense amounted to $640,222, $530,568 and $293,102 or the years ended June 30, 2024, 2023 and 2022, respectively.

(b) Notes payable

The Company has various credit facilities with PRC banks that provide for working capital in the form of notes payable.

On May 21, 2024, the Company obtained another line of credit from Huaxia Bank of RMB11 million (equivalent to $1,543,465) as working capital in the form of banker’s acceptance note. This note was interest free and with a maturity date on November 17, 2024. The Company pledged restricted cash of $0.16 million as collateral to secure this note.

(c) Short-term borrowings- third-party loans

From June to August 2023, the Company borrowed loans from an unrelated company as working capital, with loan maturity date ranging from August 2023 to May 2024, and effective interest rate of 3.6% per annum. As of June 30, 2024 and 2023, the outstanding balances were both nil.

Total interest expense on these third-party loans amounted to $2,549, $8,592 and $33,391 for the years ended June 30, 2024, 2023 and 2022, respectively.

NOTE 12 — ACCOUNTS PAYABLE

The Company’s accounts payable (“AP”) primarily include balance due to suppliers for purchase of electronic components products. The June 30, 2023 accounts payable balance has been fully settled. As of September 15, 2024, approximately 90.5% of the balance of accounts payable as of June 30, 2024 has been settled.

The following table summarizes the Company’s outstanding accounts payable and subsequent settlement by aging bucket:

	Balance as of June 30, 2024	Subsequent settlement	% of collection
Accounts payable aged less than 6 months	$5,263,945	$4,762,206	90.5%
Total accounts payable	$5,263,945	$4,762,206	90.5%

	Balance as of June 30, 2023	Subsequent settlement	% of collection
Accounts payable aged less than 6 months	$50,049,201	$50,049,201	100.0%
Accounts payable aged from 7 to 12 months	1,078,127	1,078,127	100.0%
Total accounts payable	$51,127,328	$51,127,328	100.0%

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

ICZOOM HK, Ehub, Hjet HK and Components Zone HK are incorporated in Hong Kong and are subject to profit taxes at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on or after April 1, 2018, the two-tiered profits tax rates regime took effect, under which the profits tax rate is 8.25% on assessable profits of the first HK$2 million and 16.5% on any assessable profits in excess of HK$2 million. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. As a result, Ehub is nominated by the Company and is subject to tax rate of 8.25% on the first HK$2 million of assessable profits and a tax rate of 16.5% on the remaining profits and ICZOOM HK, Hjet HK and Components Zone HK are subject to Hong Kong profit taxes at a rate of 16.5% for the years ended June 30, 2024 and 2023, respectively.

PRC

ICZOOM WFOE, Hjet Shuntong, ICZOOM Shenzhen, Hjet Supply Chain, Heng Nuo Chen, Hjet Logistics and Pai Ming Shenzhen are incorporated in the PRC, and are subject to the PRC Enterprise Income Tax Laws (“EIT Laws”) and are taxed at the statutory income tax rate of 25%.

EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. ICZOOM Shenzhen, one of the Company’s ICZOOM Operating Entities in the PRC, was approved as HNTEs and is entitled to a reduced income tax rate of 15% beginning December 2023, which is valid for three years.

(i) The components of the income tax provision from Cayman Islands, Hong Kong, and China are as follows:

	2024	2023	2022
Current tax provision
Cayman Islands	$—	$—	$—
Hong Kong	69,120	84,828	183,197
China	-	157,376	398,085
	69,120	242,204	581,282
Deferred tax provision (benefit)
Cayman Islands	—	—	—
Hong Kong	305	(305)	—
China	(135,141)	23,771	5,994
	(134,836)	23,465	5,994
Income tax (benefit)/expenses	$(65,716)	$265,670	$587,276

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — TAXES (cont.)

Reconciliation of the differences between the income tax provision computed based on PRC statutory income tax rate and the Company’s actual income tax provision for the years ended June 30, 2024, 2023 and 2022, respectively are as follows:

	For the Years Ended June 30,
	2024	2023	2022
Income tax (benefit)expense computed based on PRC statutory rate	$(584,503)	$504,210	$709,419
Effect of rate differential for Hong Kong entities	523,579	(110,932)	(146,790)
Non-deductible expenses:
Stock-based compensation*	-	14,649	13,543
Meals and entertainment	6,869	3,375	4,067
Change in valuation allowance	(11,661)	(145,632)	7,037
Actual income tax (benefit)/expenses	$(65,716)	$265,670	$587,276

*	The Company’s stock-based compensation expenses were recorded under the Cayman parent company level. Pursuant to the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. As a result, stock-based compensation expenses are non-deductible expenses for income tax purposes.

Deferred tax assets

The Company’s deferred tax assets are comprised of the following:

	June 30, 2024	June 30, 2023
Deferred tax assets derived from net operating loss (“NOL”) carry forwards	$533,757	$406,760
Allowance of Inventory	-	305
Less: valuation allowance	(398,659)	(406,760)
Deferred tax assets	$135,098	$305

Movement of valuation allowance:

	June 30, 2024	June 30, 2023
Balance at beginning of the year	$406,760	$576,432
Current period (reversal)	(8,101)	(169,672)
Balance at end of the year	$398,659	$406,760

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company has four subsidiaries in HK, including ICZOOM HK, Components Zone HK, Hjet HK and Ehub, among which Components Zone HK were reported recurring operating losses since 2015 to June 2024. In addition, the Company also has five subsidiaries in the PRC, among which, ICZOOM Shenzhen were also reported recurring operating losses since 2015 to June 2024.

Due to the termination of the VIE Agreements in December 2021, valuation allowance of $158,621 from Pai Ming Shenzhen as accrued in prior periods has been removed because the Company will no longer consolidate the operation results of the VIE, Pai Ming Shenzhen. Management concluded that the chances for the above-mentioned HK and PRC subsidiaries to be profitable in the foreseeable near future and to utilize their net operating loss carry forwards were uncertainty. Accordingly, the Company provided valuation allowance of $398,659, $406,760 and $576,432 for the deferred tax assets of these subsidiaries for the years ended June 30, 2024, 2023 and 2022 respectively.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — TAXES (cont.)

(b) Taxes payable

Taxes payable consist of the following:

	June 30, 2024	June 30, 2023
Income tax payable	$2,308,231	$2,363,980
Value added tax payable	943,253	568,157
Total taxes payable	$3,251,484	$2,932,137

NOTE 14 — RELATED PARTY TRANSACTIONS

a. Due to related parties

Due to related parties consists of the following:

Name	Related party relationship	June 30, 2024	June 30, 2023
Mrs. Duanrong Liu	Shareholder, Director and Chief Operating Officer	$455,454	$1,451,842
Mr. Lei Xia	Shareholder, Chairman and Chief Executive Officer	4,316	21,943
Other shareholders	Shareholders of the Company	14,774	34,981
Total due to related parties		$474,544	$1,508,766

As of June 30, 2024 and 2023, the balance due to related parties was loan advance from the Company’s shareholders and was used as working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

b. Loan guarantee provided by related parties

In connection with the Company’s short-term borrowings from the PRC banks, the Company’s controlling shareholder and Chief Executive Officer and several other shareholders jointly signed guarantee agreements by pledging their personal properties with the banks to secure the bank loans. The Company also incurred loan origination fees of $36,291, $292,998 and $142,430 for the years ended June 30, 2024, 2023 and 2022 respectively, to be paid to these related parties for providing such loan guarantees (see Note 11).

NOTE 15 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. For the years ended June 30, 2024, 2023 and 2022, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues excluding the intercompany transaction were derived from its subsidiaries located in the PRC.

As of June 30, 2024 and 2023, $4,318,682 and $5,713,265 of the Company’s cash and restricted cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of June 30, 2024 and 2023, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues excluding the intercompany transaction were derived from its subsidiaries located in the PRC.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — CONCENTRATIONS (cont.)

For the years ended June 30, 2024, 2023 and 2022, no single customer accounted for more than 10% of the Company’s total revenue. The Company’s top 10 customers aggregately accounted for 24.1% and 26.7% of the total revenue for the year ended June 30, 2024 and 2023, respectively.

As of June 30, 2024 and 2023, no customer accounted for more than 10% of the total accounts receivable balance.

As of June 30, 2024 and 2023, 2 and nil suppliers accounted for 10% or more of the total advance to suppliers balance.

As of June 30, 2024 and 2023, no single supplier accounted for more than 10% of the total accounts payable balance.

For the years ended June 30, 2024, 2023 and 2022, no single supplier accounted for more than 10% of the Company’s total purchases.

NOTE 16 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands on June 23, 2015. The original authorized number of ordinary shares was 100 million shares with par value of US$0.02 per share (including 60,000,000 shares of Class A shares and 40,000,000 shares of Class B shares). Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one vote and each Class B ordinary share will be entitled to ten votes. The Class A ordinary shares are not convertible into shares of any other class. The Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis.

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

On August 25, 2021, the Company amended its Memorandum of Association to increase the authorized shares of Class A ordinary shares from 15,000,000 shares to 60,000,000 shares with par value of $0.08 per share. As a result of this amendment, the total authorized ordinary shares have been changed from 25,000,000 shares (including 15,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares) to 70,000,000 shares (including 60,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares).

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

As a result of this revere split, the authorized number of Class A ordinary shares have been changed from 60,000,000 shares to 30,000,000 shares, and authorized number of Class B ordinary shares have been changed from 10,000,000 shares to 5,000,000 shares. As of August 8, 2022, the Company had 8,826,374 ordinary shares issued and outstanding (including 4,996,874 shares of Class A ordinary shares and 3,829,500 shares of Class B ordinary shares).

On March 15, 2023, the Company completed the initial public offering in Nasdaq Capital market and issued 1,500,000 Class A ordinary shares. As of June 30, 2023, the Company had 10,326,374 ordinary shares issued and outstanding (including 6,496,874 shares of Class A ordinary shares and 3,829,500 shares of Class B ordinary shares).

On September 14, 2023, the Company issued 43,784 Class A ordinary shares to The Benchmark Company LLC pursuant to the Warrant Certificate dated March 17, 2023 between the Company and The Benchmark Company LLC. As of September 14, 2023, the Company had 10,370,158 ordinary shares issued and outstanding (including 6,540,658 shares of Class A ordinary shares and 3,829,500 shares of Class B ordinary shares).

On June 25, 2024, the Company issued 631,200 Class A ordinary shares upon the exercise of the options to its employees issued pursuant to the Plan (as defined below). As of June 25, 2024, the Company had 11,001,358 ordinary shares issued and outstanding (including 7,171,858 shares of Class A ordinary shares and 3,829,500 shares of Class B ordinary shares.)

Statutory reserve and restricted net assets

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries and the Company from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party.

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

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S GAAP differ from those in the statutory financial statements of the WFOE and its subsidiaries and the Company. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

In light of the foregoing restrictions, the Company’s PRC subsidiaries and the Company and are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the WFOE, the Company and the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances.

As of June 30, 2024 and 2023, the restricted amounts as determined pursuant to PRC statutory laws both totaled $624,097. As of June 30, 2024 and 2023, the Company’s total restricted net assets amounted to $22,341,270 and $ 21,071,864, respectively.

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

Under the Plan, the following stock-based compensations have been granted to the Company’s employees, directors and officers (number of option shares and exercise price reflected the effect of the1-for-4 share reverse split on November 13, 2020 and the effect of the1-for-2 share reverse split on August 8, 2022):

(1)	On October 5, 2015, options to purchase 795,644 shares of the Company’s Class A ordinary shares have been granted at an exercise price of $0.16 per share. These share options will vest equally over a service period of four years and expire on October 5, 2023.

(2)	On December 26, 2016, options to purchase 64,250 shares of the Company’s Class A ordinary shares has been granted at an exercise price of $0.16 per share. These share options will vest equally over a service period of four years and expire on December 26, 2024.

(3)	On December 22, 2017, options to purchase 213,125 of the Company’s Class A ordinary shares have been granted at an exercise price of $0.16. These option shares will vest equally over a service period of four years, and expire on December 22, 2025.

(4)	On December 21, 2018, options to purchase 44,250 of the Company’s Class A ordinary shares have been granted at an exercise price of $0.16 per share. These option shares will vest equally over a service period of four years, and expire on December 21, 2026.

(5)	On January 15, 2020, options to purchase 33,788 shares of the Company’s Class A ordinary shares have been granted at an exercise price of $2.40 per share. These option shares vest equally over a service period of four years, and expire on January 15, 2028.

The following table summarizes the Company’s stock option activities:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual term	Fair Value
Outstanding, June 30, 2021	960,174	$0.18	2.80	$2,551,737
Exercisable, June 30, 2021	949,093	$0.16	2.76	$2,470,526
Granted	—	—	—	—
Forfeited	(209,162)	0.16	—	(1,672,892)
Exercised	—	—	—	—
Outstanding, June 30, 2022	751,012	0.16	1.05	$878,845
Exercisable, June 30, 2022	749,440	0.17	1.04	$869,478
Granted	—	—	—	—
Forfeited	(8,250)	0.16	—	(49,159)
Exercised	—	—	—	—
Outstanding, June 30, 2023	742,762	0.18	0.05	$829,686
Exercisable, June 30, 2023	742,762	0.18	0.05	$829,686
Granted	—	—	—	—
Forfeited	(12,125)	0.16	—	(72,249)
Exercised	—	—	—	—
Outstanding, June 30, 2024	730,637	0.18	—	$757,437
Exercisable, June 30, 2024	730,637	0.18	—	$757,437

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

There were no options granted under the Plan for the year ended June 30, 2024.

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

The total fair value of share options vested the year ended June, 2024 and 2023 was nil and $9,366, respectively. The Company recorded share-based compensation expense of nil and $102,783 for the year ended June 30, 2024 and 2023, respectively.

As of June 30, 2024 and 2023, there were nil and nil of unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a weighted-average vesting period of 0 and 0 years, respectively.

NOTE 18 — COMMITMENTS AND CONTINGENCIES

Operating lease commitment

The operating lease commitments presented above mainly consist of the short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of–use assets and lease liabilities. For the years ended June 30, 2024 and 2023, total operating lease expense amounted to $6,004 and $432,422, respectively. As of June 30, 2024, future minimum lease payments under non-cancelable operating lease agreement are as follows:

Twelve Months ended June 30,	Lease expense
2025	52,012
Total	52,012

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

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — SUBSEQUENT EVENTS

From July 2024 to October 2024, the Company repaid an aggregate of $8.2 million outstanding short-term bank loans to various financial institutions upon maturity (see Note 11).

From July 2024 to October 2024, the Company borrowed additional $6.8 million loans from various PRC banks, including the following:

(1)	On August 20, 2024, the Company borrowed RMB10.0 million (approximately $1.4 million) short-term loan from ABC as working capital for six months, with loan maturity date on February 14, 2025 and effective interest rate of 3.7% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders.

(2)	On September 19, 2024, the Company borrowed RMB10.5 million (approximately $1.5 million) short-term loan from ABC as working capital for six months, with loan maturity date on March 17, 2025 and effective interest rate of 3.7% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders.

(3)	On September 26, 2024, the Company borrowed RMB11 million (approximately $1.5 million) short-term loan from SPD as working capital for six months, with loan maturity date on March 25, 2025 and effective interest rate of 2.0% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders.

(4)	On September 26, 2024, the Company borrowed RMB11 million (approximately $1.5 million) short-term loan from SPD Bank as working capital for six months, with loan maturity date on March 26, 2025 and effective interest rate of 3.8% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders.

(5)	On October 22, 2024, the Company borrowed RMB11 million (approximately $1.5 million) short-term loan from SPD Bank as working capital for six months, with loan maturity date on April 18, 2025 and effective interest rate of 2.0% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders.

As a result of the above repayment and new borrowings, the Company had outstanding short-term bank loan balances of $8.8 million as of the date the Company’s consolidated financial statements are released.

As of October 22,2024, a total number of 730 637 Class A ordinary share were issued under the Plan  after June 30,2024:

(1)	52,000 Class A ordinary shares were issued on August 23, 2024.

(2)	508,750 Class A ordinary shares were issued on September 5, 2024.

(3)	169,887 Class A ordinary shares were issued on September 14, 2024.

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

The Company did not pay any dividend for the periods presented. As of June 30, 2024 and 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

ICZOOM GROUP INC.

PARENT COMPANY BALANCE SHEETS

	June 30, 2024	June 30, 2023
ASSETS
Non-current asset
Investment in subsidiaries	$15,380,714	$15,544,196
Total asset	$15,380,714	$15,544,196

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES	$—	$—

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.16 par value, 35,000,000 shares authorized, 11,001,358 and 10,326,374 shares issued and outstanding as of June 30, 2024 and 2023, respectively: *
Class A shares, 30,000,000 shares authorized, 7,171,858 and 6,496,874 shares issued and outstanding	1,147,497	1,039,499
Class B shares, 5,000,000 shares authorized, 3,829,500 shares issued and outstanding	612,720	612,720
Additional paid-in capital	19,956,956	18,795,548
Statutory reserve	624,097	624,097
Accumulated deficit	(7,606,597)	(5,334,300)
Accumulated other comprehensive income/(loss)	646,041	(193,368)
Total shareholders’ equity	15,380,714	15,544,196
Total liabilities and shareholders’ equity	$15,380,714	$15,544,196

*	Retrospectively restated for effect of 1-for-4 reverse split on November 2020 and 1-for-2 reverse split on August 8, 2022 of the ordinary shares, see Note 16.

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

ICZOOM GROUP INC.
PARENT COMPANY STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

	For the Years Ended June 30,
	2024	2023	2022
EQUITY IN EARNINGS OF SUBSIDIARIES AND VIE	$(2,272,297)	$1,751,170	$2,569,810
NET (LOSS)/INCOME	(2,272,297)	1,751,170	2,569,810
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	839,409	(1,238,224)	817,991
COMPREHENSIVE (LOSS)/INCOME ATTRIBUTABLE TO THE COMPANY	$(1,432,888)	$512,946	$3,387,801

ICZOOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

ICZOOM GROUP INC.
PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income	$(2,272,297)	$1,751,170	$2,569,810
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiaries and VIE	2,272,297	(1,751,170)	(2,569,810)
Net cash used in operating activities	—	—	—

CHANGES IN CASH AND RESTRICTED CASH	—	—	—
CASH AND RESTRICTED CASH, beginning of year	—	—	—
CASH AND RESTRICTED CASH, end of year	$—	$—	$—