Form 20-F
period 2025-06-30
ICZOOM Group Inc.
filed 2025-10-24
CIK 1854572

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

As of June 30, 2025, the issuer had 8,151,910 Class A Ordinary Shares and 3,829,500 Class B Ordinary Shares.

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

This Annual Report on Form 20-F includes our audited consolidated financial statements for the years ended June 30, 2025, 2024 and 2023.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and the functional currencies are Renminbi and U.S. dollar. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars, in this Annual Report were made at the rate of RMB 1 to USD0.139692, respectively, the noon mid rates on June 30, 2025. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount, and not the translated U.S. dollar equivalent. We make no representation that the Renminbi, or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We derive substantially our revenue from purchases made by SMEs in China that are electronic manufacturers or traders engaging in consumer electronic industry, IoT, automotive electronics, industry control segment. As a result, factors that adversely affect Chinese electronics manufacturers or the Chinese electronics manufacturing industry could also materially and adversely affect our customers’ business, financial condition, results of operations and prospects and subsequently impact them placing orders with us. See “— We substantially rely on purchases made by Chinese electronics SMEs, and factors that adversely affect Chinese electronics industry could have a material adverse effect on our business, financial condition, results of operations and prospects.” on page 6 of this Annual Report.

●	Our continued success requires us to maintain our current customers and develop new relationships. We cannot guarantee that our customers will continue to use our platform in the future or at the current level. We may be unable to maintain existing customers or to obtain new customers on a profitable basis due to competitive dynamics. See “— Our continued success requires us to maintain our current customers and develop new relationships. We cannot guarantee that our customers will continue to use our platform in the future or at the current level.” on page 6 of this Annual Report.

●	Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for products we sold and services we provided. An extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected. See “— If we are unable to collect our receivables from our customers, our results of operations and cash flows could be adversely affected.” on page 7 of this Annual Report.

●	We rely on third-party courier service providers to deliver products to our customers. Interruptions to or failures in these couriers’ shipping services could prevent the timely or successful delivery of our products. See “— We rely on third-party courier service providers to deliver our products, and their failure to provide high-quality courier services to our customers may negatively impact the procurement experience of our customers, damage our market reputation and materially and adversely affect our business and results of operations.” on page 9 of this Annual Report.

●	The satisfactory performance, reliability and availability of our website, our mobile applications and our network infrastructure are critical to our success and our ability to attract and retain customers and maintain adequate customer service levels. See “— The proper functioning of our e-commerce platform is essential to our business and any failure to maintain the satisfactory performance, security and integrity of our e-commerce platform will materially and adversely affect our business, reputation, financial condition and results of operations.” on page 10 of this Annual Report.

Risks Related to Our Corporate Structure. See “Item 3. Key Information— Risk Factors — Risks Related to Our Corporate Structure” starting on page 21 of this Annual Report.

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	Previously, our B2B online platform was operated through Pai Ming Shenzhen, the VIE, which held the ICP license to provide internet information services in PRC according to the regulations in China. If we were subject to severe penalties retroactively, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations and failures. Further, the PRC government could disallow our holding company structure, which would likely result in a material adverse change in our operations, and/or our securities may decline significantly in value or become worthless. See “— We previously operated our B2B online platform through the ICP license held by Pai Ming Shenzhen by means of Contractual Arrangements. If the PRC government determines that these contractual arrangements did not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, or if the PRC government disallow our holding company structure, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which would likely result in a material adverse change in our operations, and/or the value of the securities of ICZOOM Cayman may decline significantly in value or become worthless.” starting on page 21 of this Annual Report.

Risks Related to Doing Business in China. See “Item 3. Key Information— Risk Factors — Risks Related to Doing Business in China” starting on page 22 of this Annual Report.

We are based in China and have the majority of our operations in China, so we face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	The transfer of funds and assets between ICZOOM Cayman, its Hong Kong subsidiaries and the PRC operating entities is subject to restriction. To the extent the funds or assets in the business is in the PRC or a PRC subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC, due to the controls imposed by PRC governments which may limit our ability to transfer funds, pay dividends or make distribution to ICZOOM Cayman. Based on the Hong Kong laws and regulations, as at the date of this Annual Report, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. See “ — The transfer of funds or assets between ICZOOM Cayman, its Hong Kong subsidiaries and the PRC operating entities is subject to restriction.” from page 15 of this Annual Report.

●	China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. See “— Uncertainties with respect to the PRC legal system could have a material adverse effect on us.” on page 22 of this Annual Report.

●	China’s social and political conditions may change and evolve. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have a material adverse effect on our business and results of operations. See “— China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and, could have a material adverse effect on our business and the value of our securities.” from page 23 of this Annual Report.

●	The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters. See “— The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our securities.” from page 23 of this Annual Report.

●	China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology field. See “ — China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology field. Additional compliance procedures may be required in connection with future offerings, and, if required, we cannot predict whether we will be able to obtain such approval. If we are required to obtain PRC governmental permissions to commence the sale of our securities, we will not commence the offering until we obtain such permissions. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.” from page 29 of this Annual Report.

●	The proceeds of future offerings may be sent back to the PRC, and the process for sending such proceeds back to the PRC may be time-consuming after the closing of future offerings. We may be unable to use these proceeds to grow our business until our PRC subsidiaries receive such proceeds in the PRC. See “ — We must remit the offering proceeds to China before they may be used to benefit our business in China, the process of which may be time consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.” from page 33 of this Annual Report.

●	Our business involves collecting and retaining certain internal and customer data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information. See “— We may be liable for improper use or appropriation of personal information provided by our customers.” from page 31 of this Annual Report.

●	Failure by any such shareholders or beneficial owners to comply with Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See “— PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary ability to distribute profits to us, or otherwise materially and adversely affect us.” from page 34 of this Annual Report.

●	We are an exempted company with limited liability incorporated under the laws of the Cayman Islands, we conduct a significant portion of our operations in China and the majority of our assets are located in China. As a result, it may be difficult for our Shareholders to effect service of process upon us or those persons inside mainland China. In addition, all of our directors and officers (except one independent director) are nationals or residents of countries other than the United States. See “— You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China against us, based on the United States, Hong Kong or other foreign laws, and the ability of U.S. authorities to bring actions in China may also be limited.” from page 40 of this Annual Report.

Risks Related to Our Offerings and the Ordinary Shares. See “Item 3. Key Information— Risk Factors — Risks Related to Our Offerings and the Ordinary Shares” starting on page 44 of this Annual Report.

In addition to the risks described above, we are subject to general risks and uncertainties related to our Ordinary Shares and future offerings, including, but not limited to, the following:

●	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share (unless otherwise described herein and adjusted as per our amended and restated articles of association) at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. See “— Any future issuances of Class B Ordinary Shares may be dilutive to the voting power of the holders of Class A Ordinary Shares.” from page 44 of this Annual Report.

●	Our Class B Ordinary Shares have ten votes per share, and our Class A Ordinary Shares have one vote per share. Our founders, who are our CEO and COO, together hold approximately 83.28% of the voting power of our outstanding ordinary shares as of the date of this Annual Report. See “Risk Factor — The dual class structure of our ordinary shares has the effect of concentrating voting control with our founders.” from page 45 of this Annual Report.

●	The recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. See “— Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors. These developments could add uncertainties to our listing and offerings.” from page 47 of this Annual Report.

●	Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. See “— We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.” from page 46 of this Annual Report.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

Our revenues increased from $177,933,890 in the fiscal year 2024 to $187,048,491 in the fiscal year 2025. As of the date of this Annual Report, we maintain 9 subsidiaries, 5 of which are located in Shenzhen, China to serve different customers in various geographic locations. We also established a branch office in Chengdu, China in connection with our development of printed circuit board assembly (“PCBA”) services for our current long tail customers. The number of our total employees increased from 95 in the fiscal year 2024 to 101 in the fiscal year 2025. As of September 30, 2025, we had 97 full-time employees. We are actively looking for additional locations to establish new offices and expand our current offices. We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities. Our growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

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

We purchased electronic components from 698 overseas suppliers for the year ended June 30, 2025, which consist approximately 90.9% of total 768 suppliers for the year ended June 30, 2025. We purchased electronic components from 589 overseas suppliers for the year ended June 30, 2024, which consist approximately 71.7% of total 821 suppliers for the year ended June 30, 2024. We purchased electronic components from 750 overseas suppliers for the year ended June 30, 2023, which consist approximately 89.7% of total 836 suppliers for the year ended June 30, 2023. As a result, factors that adversely affect oversea electronics manufacturing industry and import and export of the products could also materially and adversely affect our customers’ business, financial condition, results of operations and prospects and subsequently impact them placing orders with us. These factors include, among others:

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

We sourced our products from approximately 768, 821 and 836 suppliers in fiscal year 2025, 2024 and 2023, respectively, including some of the top brand-name suppliers in key product categories. It is essentially important for us to procure electronic components from them on terms acceptable to us so that we can offer attractive or wholesale prices to our customers. In order to achieve favorable terms, we need to meet requirements of minimum purchase or combine orders from different customers for same product. We also need to search for products that are not posted on our platform through our suppliers. There can be no assurance that our current suppliers will continue to sell electronic components to us on terms acceptable to us, or that we will be able to establish new or extend current supplier relationships to ensure a steady supply of electronic components in a timely and cost-efficient manner, or to procure electronic components demanded from our suppliers.

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

We initiated our online operations approximately 12 years ago and are developing our e-commerce systems on a transactional basis over the Internet on a SaaS basis. Our future success will depend on our ability to improve the infrastructure to respond effectively to the evolving markets, including additional hardware and software, and implement the services efficiently to meet the need of our customers. In the event we are not successful in developing the necessary systems and implementing the necessary provisions on a timely basis, our revenues could be adversely affected, which would have a material adverse effect on our financial condition.

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

As of the date of this Annual Report, except for (i) ICZOOM Cayman’s transfer of approximately $5.2 million of its initial public offering proceeds to Ehub Electronic in the fiscal year 2023, and (ii) the transfer of proceeds of $0.16 million from option exercises to Ehub Electronic in the fiscal year 2025, there have been no other cash flows, including dividends, transfers and distributions, between ICZOOM Cayman and its subsidiaries. In the future, cash proceeds raised from overseas financing activities, including our offerings, may be transferred by us to our subsidiaries via capital contribution or shareholder loans, as the case may be. In the future, cash proceeds from overseas financing activities, including our offerings, may be transferred by ICZOOM to Components Zone HK, then transferred to WFOE and other PRC operating entities, via capital contribution or shareholder loans, as the case may be.

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

See “Item 4. Information on The Company — A. History and Development of the Company — Dividend Distributions or Assets Transfer among the Holding Company and Its Subsidiaries” on page 59 of this Annual Report, and “— Risk Factor — The transfer of funds or assets between ICZOOM Cayman, its Hong Kong subsidiaries and the PRC operating entities is subject to restriction.” from page 15 of this this Annual Report. For the summary of the condensed consolidated schedule and the consolidated financial statements, see pages F-1 to F-37 of this Annual Report for “Item 4. Information on The Company — A. History and Development of the Company — Selected Consolidated Balance Sheet Data” (which is a summary of page F-3 of the consolidated financial statements); “— Selected Consolidated Statement of Operations Data” (which is a summary of page F-4 of the consolidated financial statements); “— Selected Consolidated Statement of Cash Flows” (which is a summary of page F-6 of the consolidated financial statements); and “— Roll-Forward of Investment” (which is a summary of page F-36 of the financial statements of parent company); and “Item 3. Key Information — Risk Factor — China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and, could have a material adverse effect on our business and the value of our securities” on page 23 of this this Annual Report; and “— Risk Factor — We must remit the offering proceeds to China before they may be used to benefit our business in China, the process of which may be time consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.” on page 33 of this this Annual Report; and “— Risk Factor — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” on page 34 of this this Annual Report; and “— Risk Factor — Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.” on page 36 of this this Annual Report.

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

Prior to our recent initial public offering occurred in March 2023, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended June 30, 2025, 2024 and 2023, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of June 30, 2025. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

All of our offices, warehouses and data centers are presently located on leased premises. At the end of each lease term ranging from July 31, 2025 to May 11, 2028, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. This could disrupt our operations and adversely affect our profitability. In addition, we may not be able to obtain new leases at desirable locations on acceptable terms to accommodate our future growth, which could materially and adversely affect our business.

We may incur liability for defective electronic components we sell and products or content displayed on our marketplace platform that infringe on third-party intellectual property rights.

We sell electronic components manufactured by third parties, some of which may be defectively designed or manufactured. For the fiscal years ended in 2025, 2024 and 2023, we did not receive any order or claims from third parties in this regard and historically our allowance for product returns due to the defective electronic components were immaterial. However, as purchases by our customers are mostly for industrial purposes, we may still be exposed to product liability claims if the electronics manufactured by our customers are defective due to the electronic components sold by us in the future. Third parties subject to injury or damage caused by such defective electronics may also bring claims or legal proceedings against us. Although we would have legal recourse against the suppliers of such electronic components under PRC law, attempting to enforce our rights against the suppliers may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to products we sell. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

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

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for products we sold and services we provided. As of June 30, 2025, 2024 and 2023, our accounts receivable balance, net of allowance, amounted to approximately $27,218,260, $28,297,491 and $76,690,246, respectively. Since we generally do not require collateral or other security from our customers, we establish an allowance for expected credit losses based on an expected credit loss (“ECL”) model, which incorporates forward-looking macroeconomic information in addition to historical experience, current conditions, and reasonable and supportable forecasts. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

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

The majority of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategical allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth in the past decades, growth has been uneven, both geographically and among various sectors of the economy. The growth of the Chinese economy may not continue at a rate experienced in the past. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations. Furthermore, any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China could have a material adverse effect on the overall economic growth of China and market demand for our outsourcing services. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

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

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court. Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties. See “— Risk Factor — We may be liable for improper use or appropriation of personal information provided by our customers” from page 31 and “— Risk Factors — We are required to complete filing procedures with the CSRC in connection with future offerings, it is uncertain whether such filing can be completed or how long it will take to complete such filing.” on page 26 of this Annual Report.

On July 7, 2022, the CAC promulgated the Outbound Data Transfer Security Assessment Measures, which became effective on September 1, 2022. According to the Outbound Data Transfer Security Assessment Measures, to provide data abroad under any of the following circumstances, a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level: (i) where the data processor will provide important data abroad; (ii) where CIIO or the data processor processing the personal information of more than one million individuals will provide personal information abroad; (iii) where the data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year, will provide personal information abroad; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. Prior to declaring security assessment for outbound data transfer, the data processor shall conduct self-assessment on the risks of the outbound data transfer. For outbound data transfers that have been carried out before the effectiveness of the Outbound Data Transfer Security Assessment Measures, if it is not in compliance with these measures, rectification shall be completed within six months starting from September 1, 2022. Hjet Shuntong, a PRC subsidiary of our WFOE, collects names and phone numbers of contact persons from our customers in order to fulfill their orders. By years of operation, as of September 30, 2025, Hjet Shuntong accumulated information of names and phone numbers of approximately 12,411 PRC individuals, a substantial portion of which is no longer active nor can be verified. The personal data Hjet Shuntong possesses is kept and maintained by Hjet Shuntong within mainland China. Our B2B online platforms www.iczoomex.com, which is held by ICZOOM HK, and www.iczoom.com, which is held by ICZOOM Shenzhen, collect name and phone number of a contact when a customer registers with either platform. As of June 30, 2025, ICZOOM HK had collected names and phone numbers of approximately 11,877 PRC individuals and ICZOOM Shenzhen had collected names and phone numbers of approximately 534 PRC individuals. The Outbound Data Transfer Security Assessment Measures does not clearly state whether collection of personal information from PRC individuals by an offshore entity shall be deemed as outbound data transfer, therefore, there remains uncertainty whether such measures shall be applied to ICZOOM HK. Even such measures apply to ICZOOM HK, considering that (i) we do not collect a large amount of personal information from PRC individuals, and we do not meet the quantitative thresholds that would trigger a mandatory security assessment under current regulatory standards, as we are a B2B platform where our registered users are substantially SMEs, and (ii) personal information collected by us are mainly the names and phone numbers of the contacts of our registered users, which is less likely to be deemed as sensitive personal information and is less likely to have a bearing on national security, economic operation, social stability, public health and security, thus it may not be classified as important data by the authorities, we understand, as concurred by our prior PRC counsel, Jingtian & Gongcheng in March 2024, the management reasonably believes that that the security assessment for cross-border data transfer is less likely applicable to us to date. However, as advised by our prior PRC counsel, Jingtian & Gongcheng, since the Outbound Data Transfer Security Assessment Measures are new, and relevant implementation rules and important data catalogs are still under development, there remain substantial uncertainties about their interpretation and implementation, the specific applicability of the Outbound Data Transfer Security Assessment Measures still subject to further interpretation of the PRC authorities. As of the date of this Annual Report, we have not received any penalty, investigation or warning with respect to our business operation from the CAC, nor have we received any notice or instructions from the CAC requiring us to declare a security assessment. Furthermore, as of the date of this Annual Report, implementation rules for the rectification requirements have not been issued and we have not started rectifications. We will continually monitor our compliance status in accordance with the latest developments in applicable regulatory requirements. If it is determined in the future that we are required to declare a security assessment, it is uncertain whether we can or how long it will take us to complete such declaration or rectification.

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

The Overseas Listing Measures further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfil the filing requirements with the CSRC. If we fail to complete such filing requirement, Chinese regulatory authorities may impose fines and penalties upon our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offerings into China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares. There are substantial uncertainties as to the implementation and interpretation of the Overseas Listing Measures, and, we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or even at all, in the future.

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

See “Item 4. Information on the Company — Government Regulation — Regulations on Internet Information Security and Privacy Protection” starting on page 87 of this Annual Report.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under our equity incentive plan are subject to these regulations as we are an overseas listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company — Government Regulation — Regulation Related to Stock Incentive Plans” starting on page 94 of this Annual Report.

In addition, SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company — Government Regulation — Regulation Related to Stock Incentive Plans” starting on page 94 of this Annual Report.

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

As of the date thereof, our issued and outstanding ordinary shares consist of 8,188,610 Class A ordinary shares and 3,829,500 Class B ordinary shares (the “Class B Ordinary Shares”).  In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to ten (10) votes per share based on our dual-class share structure. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share (unless otherwise described herein and adjusted as per our amended and restated articles of association) at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

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

Our Class B Ordinary Shares have ten votes per share, and our Class A Ordinary Shares have one vote per share. Our founders, who are our CEO and COO, together hold approximately 83.28% of the voting power of our outstanding ordinary shares as of the date of this Annual Report, and therefore be able to control all matters submitted to our shareholders for approval. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval, until we issue substantial amount of Class A Ordinary Shares over time in the future or our founders select to convert their Class B Ordinary Shares into Class A Ordinary Shares. The conversion of Class B Ordinary Shares to Class A Ordinary Shares will have the effect, over time, of increasing the relative voting power of those holders of Class B Ordinary Shares who retain their shares in the long term.

The coverage of our business or our ordinary shares by securities or industry analysts or the absence thereof could adversely affect the trading price and trading volume of our ordinary shares.

Our Class A Ordinary Shares are currently trading on NASDAQ Capital Market. However, we cannot assure you that an active trading market for our ordinary shares will develop or, if developed, that any such market will be sustained. The trading market for our securities is influenced in part by the research and other reports that industry or securities analysts publish about us or our business or industry from time to time. We do not control these analysts or the content and opinions included in their reports. We may be slow to attract equity research coverage, and the analysts who publish information about our securities will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. If no or few analysts commence equity research coverage of us, the trading price and volume of our securities would likely be negatively impacted. If analysts do cover us and one or more of them downgrade our securities, or if they issue other unfavorable commentary about us or our industry or inaccurate research, our stock price would likely decline. Furthermore, if one or more of these analysts cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets. Any of the foregoing would likely cause our stock price and trading volume to decline. Accordingly, we cannot assure you of the likelihood that an active trading market will develop or be maintained, the liquidity of any trading market, your ability to sell your ordinary shares when desired or the price that you may be able to obtain in any such sale.

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

Audit Alliance LLP (“Audit Alliance”) is the independent registered public accounting firm that issued the audit report included elsewhere in this Annual Report. Audit Alliance is based in Singapore, registered with PCAOB and subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards, and the most recent inspection was conducted in December 2023. Audit Alliance is not headquartered in mainland China or Hong Kong and was not identified in the Determination Report on December 16, 2021 as a firm subject to the PCAOB’s determination. In the event that, in the future, either there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the determinations so that our PRC operating entities will be subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including “over-the-counter” trading, may be prohibited, under the HFCA Act. The recent developments would add uncertainties to our offering and we cannot assure you whether the national securities exchange we apply to for listing or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

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

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. An aggregate of 8,188,610 Class A Ordinary Shares are outstanding as of the date of this Annual Report. We have also registered 6,250,000 Class A Ordinary Shares issuable pursuant to the 2015 equity incentive plan of the Company, as amended on the Registration Statement on Form S-8 (File No. 333-280810) filed with the SEC on July 15, 2024, under which the shares issued are freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

As a “controlled company” under the rules of the NASDAQ Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

As of the date of this Annual Report, our Chief Executive Officer, Lei Xia and our Chief Operating Officer, Duanrong Liu, beneficially owned an aggregate 83.28% voting power of the Company given the effect of 1 vote for each Class A Ordinary Shares and 10 votes for each Class B Ordinary Share, which allow Lei Xia and Duanrong Liu together to determine all matters requiring approval by shareholders. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

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

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on the expected price of our Class A Ordinary Shares and the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements. For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information — E. Taxation — Passive Foreign Investment Company Rules” starting on page 146 of this Annual Report.

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

PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our operations, significant depreciation of the value of our securities, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. The Chinese government may intervene or influence the operations of our PRC operating entities at any time and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the operations of our PRC operating entities and/or the value of our Class Ordinary Shares. Further, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by Domestic Enterprises (CSRC Announcement [2022] No. 43) (the “Overseas Listing Measures”), which came into effect on March 31, 2023 and lay out the filing regulation arrangement for overseas offerings and listing by China-based companies. See “Item 4. Information on the Company — Permission Required from the PRC Authorities for the Company’s Operation and to Issue Our Securities to Foreign Investors” below; “Item 3 Key Information — Risk Factor — We are required to complete filing procedures with the CSRC in connection with future offerings, it is uncertain whether such filing can be completed or how long it will take to complete such filing”; and “Item 4. Information on the Company — Government Regulation — Regulation Related to Overseas Listings.”

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

Our Class A Ordinary Shares may be prohibited to trade on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (“HFCA Act”) if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong. Audit Alliance LLP serves as our independent registered public accounting firm. Audit Alliance is based in Singapore, registered with PCAOB and subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards, and the most recent inspection was conducted in December 2023. Audit Alliance is not headquartered in mainland China or Hong Kong and was not identified in the Determination Report on December 16, 2021 as a firm subject to the PCAOB’s determination. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. The PCAOB was required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed and does not have to wait another year to reassess its determinations. In the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCA Act. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. See “Item 3. Key Information— Risk Factors — Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing and offerings” starting on page 47 of this Annual Report more information.

Permission Required from the PRC Authorities for the Company’s Operation and to Issue Our Securities to Foreign Investors

Our operations in China are governed by PRC laws and regulations. Our prior PRC legal counsel, Jingtian & Gongcheng, advised us in March 2024, based on their understanding of the current PRC laws, regulations and rules, and based on our management’s ongoing monitoring of the regulatory development, our management reasonably believes that, as of the date of this Annual Report, except that a filing should be made with the CSRC within three business days after an offering is completed in the future, if any, we and our subsidiaries have received all requisite permissions and approvals from the PRC government authorities for our business operations currently conducted in China. Neither have we nor our subsidiaries received any denial of permissions for our business operations in material aspects currently conducted in China. These permissions and approvals include (without limitation) Business License, Record Registration Form for Foreign Trade Business Operators, and Filing Form for Customs Declaration Entity.

Our prior PRC legal counsel, Jingtian & Gongcheng, has advised us in March 2024, based on their understanding of the current PRC laws, regulations and rules, and our management reasonably believes that, as of the date of this Annual Report, except that a filing should be made with the CSRC within three business days after an offering is completed, if any, we and our subsidiaries are currently not required to obtain permission from any of the PRC authorities to issue our securities to foreign investors.

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

Our Hong Kong subsidiary ICZOOM HK currently operate a B2B online trading platform, primarily engaged in sales of electronic component products to customers in China, where our customers can register as members first, and then use the platform to search for or post quotes for their desired electronic component products. By utilizing latest technologies, our platform collects, optimizes and presents product offering information from suppliers of all sizes, all transparent and available to our SME customers to compare and select. According to the Personal Information Protection Law issued by Standing Committee of the National People’s Congress of the PRC on August 20, 2021, where the purpose of the activity is to provide a product or service to that natural person located within China, such activity shall comply with the Personal Information Protection Law. Further, the Data Security Law provides that where any data handling activity carried out outside of the territory of China harms the national security, public interests, or the legitimate rights and interests of citizens or organizations of China, legal liability shall be investigated in accordance with such law. However, the Personal Information Protection Law and the Data Security Law are relatively new, there remain substantial uncertainties about how the laws will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to such two laws. It is uncertain whether our Hong Kong subsidiary ICZOOM HK shall comply with the aforesaid laws. As of the date of this Annual Report, we are of the view that ICZOOM HK is in compliance with the applicable PRC laws and regulations governing the data privacy and personal information in all material respects, including the data privacy and personal information requirements of the Cyberspace Administration of China, and we have not received any complaints from any third party, or been investigated or punished by any PRC competent authority in relation to data privacy and personal information protection. In reaching this conclusion, we have adopted corresponding internal control measures to ensure the security of our information system and confidentiality of our customers’ personal information, including, but not limited to the followings:

●	We have established information security management systems which stipulate the standardized procedures for the management of information system. Through the information security management systems, we classify our staff based on their positions and responsibilities and grant them different access rights and adopt password control to identify system users. We adjust, shut down or deregister the access rights in a timely manner when such staff change their positions or take long vacations or terminate their employment agreements with us. Moreover, we conduct information system security inspections and periodically check the access logs of the information system so that we could identify abnormal accesses and deregister such abnormal accessed accounts.

●	We provide training to our employees to ensure that they are aware of our internal policies in relation to data protection.

●	We have specific network administrator responsible for installing the network firewall, remoting backup storage of important databases, business data, and documents, and promoting information security awareness among our employees.

●	For the data and personal information collected from our customers, we set out our data privacy policy and obtain the prior consent of the customers as required by the applicable laws and regulations before collecting their data and personal information. We collect personal information in accordance with the principle of legality, propriety and necessity, and do not collect personal information irrelevant to the service we provide to the customers. We have not shared, transferred or publicly disclosed user data without prior consent or authorization from the customers, unless otherwise permitted by relevant laws and regulations. We continually monitor developments in PRC laws and regulations relating to data privacy and personal information. We may be required to comply with relevant laws and regulations in the future, and failure to comply with such laws and regulations may potentially lead to regulatory or civil liability.

On July 7, 2022, the CAC promulgated the Outbound Data Transfer Security Assessment Measures, which became effective on September 1, 2022. According to the Outbound Data Transfer Security Assessment Measures, to provide data abroad under any of the following circumstances, a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level: (i) where the data processor will provide important data abroad; (ii) where CIIO or the data processor processing the personal information of more than one million individuals will provide personal information abroad; (iii) where the data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year, will provide personal information abroad; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. Prior to declaring security assessment for outbound data transfer, the data processor shall conduct self-assessment on the risks of the outbound data transfer. For outbound data transfers that have been carried out before the effectiveness of the Outbound Data Transfer Security Assessment Measures, if it is not in compliance with these measures, rectification shall be completed within six months starting from September 1, 2022. Hjet Shuntong, a PRC subsidiary of our WFOE, collects names and phone numbers of contact persons from our customers in order to fulfill their orders. By years of operation, as of September 30, 2025, Hjet Shuntong accumulated information of names and phone numbers of approximately 12,411 PRC individuals, a substantial portion of which is no longer active nor can be verified. The personal data Hjet Shuntong possesses is kept and maintained by Hjet Shuntong within mainland China. Our B2B online platforms www.iczoomex.com, which is held by ICZOOM HK, and www.iczoom.com, which is held by ICZOOM Shenzhen, collect name and phone number of a contact when a customer registers with the platform. As of June 30, 2025, ICZOOM HK had collected names and phone numbers of approximately 11,877 PRC individuals and ICZOOM Shenzhen had collected names and phone numbers of approximately 534 PRC individuals. The Outbound Data Transfer Security Assessment Measures does not clearly state whether collection of personal information from PRC individuals by an offshore entity shall be deemed as outbound data transfer, therefore, there remains uncertainty whether such measures shall be applied to ICZOOM HK. Even such measures apply to ICZOOM HK, considering that (i) we do not collect a large amount of personal information from PRC individuals, and we do not meet the quantitative thresholds that would trigger a mandatory security assessment under current regulatory standards, as we are a B2B platform where our registered users are substantially SMEs, and (ii) personal information collected by us are mainly the names and phone numbers of the contacts of our registered users, which is less likely to be deemed as sensitive personal information and is less likely to have a bearing on national security, thus it may not be classified as important data by the authorities, we understand, as concurred by our prior PRC counsel, Jingtian & Gongcheng in March 2024, and our management reasonably believes, that the security assessment for cross-border data transfer is less likely applicable to us to date. However, as advised by our prior PRC counsel, Jingtian& Gongcheng, since the Outbound Data Transfer Security Assessment Measures are new, and relevant implementation rules and important data catalogs are still under development, there remained substantial uncertainties about its interpretation and implementation, the specific applicability of the Outbound Data Transfer Security Assessment Measures still subject to further interpretation of the PRC authorities. As of the date of this Annual Report, we have not received any penalty, investigation or warning with respect to our business operation from the CAC, nor have we received any notice or instructions from the CAC requiring us to declare a security assessment. Furthermore, as of the date of this Annual Report, implementation rules for the rectification requirements have not been issued and we have not started rectifications. We will continually monitor our compliance status in accordance with the latest developments in applicable regulatory requirements. If it is determined in the future that we are required to declare a security assessment, it is uncertain whether we can or how long it will take us to complete such declaration or rectification.

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

Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of June 30, 2025, except for (i) ICZOOM Cayman’s transfer of approximately $5.2 million of its initial public offering proceeds to Ehub Electronic in fiscal year 2023, and (ii) the transfer of proceeds of $0.16 million from option exercises to Ehub Electronic in the fiscal year 2025, there have been no cash flows, including dividends, transfers and distributions, between ICZOOM Cayman and its subsidiaries. Funds are transferred among our HK and PRC subsidiaries for working capital purpose. As of the date hereof, there has been no dividend or distributions made between U.S. investors, other investors and the Company’s entities. See “— Selected Consolidated Balance Sheet Data”; “— Selected Consolidated Statement of Operations Data”; “— Selected Consolidated Statement of Cash Flows”; and “— Roll-Forward of Investment” below

Cash proceeds raised from overseas financing activities, including the cash proceeds from our offerings, may be transferred by ICZOOM Cayman to Components Zone HK, and then transferred to ICZOOM WFOE, and then transferred to Hjet Shuntong, and then Hjet Supply Chain, and then ICZOOM Shenzhen and Hjet Logistics as capital contribution and/or shareholder loans subject to applicable regulatory approvals, as the case may be.

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

Controlled Company

Our outstanding shares consist of Class A Ordinary Shares and Class B Ordinary Shares, and we are a “controlled company” as defined under the Nasdaq Stock Market Rules because our Chief Executive Officer, Lei Xia and our Chief Operating Officer, Duanrong Liu, collectively beneficially own an aggregate 83.28% voting power of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to 10 votes and is convertible into one Class A Ordinary Share at any time by the holders thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Our directors, executive officers and principal shareholders have substantial control over our company. Our affiliates are able to exercise 83.28% of the total voting power of our issued and outstanding shares.

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

Sales of Electronic Components Products

We sell two categories of electronic component products: (i) semiconductor products and (ii) electronic equipment, tools and other products. Our semiconductor products primarily include various integrated circuit, discretes, passive components, optoelectronics, and our equipment, tools and other electronic component products primarily include various electromechanical, MRO, and various design tools. The selling prices for our semiconductor products range from $0.0001 per unit to approximately $169,334 per unit, and selling prices for our electronic equipment, tools and other products normally range from $0.0001 per unit to $29,212 per unit, depending on different features of SKUs. For the fiscal years ended June 30, 2025, 2024 and 2023, the average selling prices of semiconductor products were $0.14 per unit, $0.21 per unit and $0.22 per , respectively, and the average selling prices of equipment, tools and others were $6.37 per unit, $0.44 per unit and $0.57 per unit, respectively.

Service Commission Fees

Our service commission fees primarily consist of (1) fees charged to customers for assisting them with customs clearance when electronic component products are purchased from overseas suppliers; and (2) fees charged to customers for providing temporary warehousing for and organizing the product shipping and delivery after customs clearance.

For those add-on services, we typically charge non-refundable commission fees ranging from 0.15% to 2% based on the value of products. Such revenue is recognized when our customs clearance, warehousing, logistic and delivery services are performed and the customer receives the products. Revenues are recorded net of sales taxes and value added taxes.

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

On October 8, 2014, the General Administration of China Customs (“GACC”) formulated interim measures for enterprise credit management (decree No. 225 of GACC, referred to as IMECM), which came into effect on December 1, 2014. In 2018, we were recognized by the Customs Administrator of China as a senior Authorized Economic Operator (“AEO”) and as of October 20, 2025, we are one of the 6,632 AEO certified enterprises in China recognized by customs administrations of China and enjoy the clearance facilitation granted by customs administration and are eligible for preferential treatment and clearance facilitation granted by China customs and its foreign counterparts with mutual recognition (http://credit.customs.gov.cn/ccppwebserver/pages/ccpp/html/directory.html).

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

For the fiscal years ended June 30, 2025, 2024 and 2023, we made purchases from a total of 768, 821 and 836 suppliers, respectively.

For the fiscal years ended June 30, 2025, 2024 and 2023, we generated revenue from a total of 762, 805 and 813 customers, respectively.

Recent Developments

Newly Launched PCBA Services

In August 2025, we launched printed circuit board assembly (“PCBA”) services to expand our service capabilities and provide more comprehensive one-stop solutions for our SME customers. Our PCBA services include providing both printed circuit board (“PCB”) and surface mounted technology (“SMT”) services. Built upon our existing electronic components products offering on our e-commerce trading platform, after our customers purchase all the electronic components on our platform, they could select to add PCBA services to assembly all the components into PCBs. Based on the details of our customers’ specific requirements, we will analyze and provide production plans with qualified manufacturers in our profile, including quotes, production details and other relevant information for our customers to consider. Once customers accept the production plans, we will coordinate to ship the components purchased by our customers on our platform to manufacturers for PCAB production and delivered the completed products to our customers.

We believe this newly launched PCAB services could provide our customers with a more comprehensive one-stop solutions on our efficient and transparent trading platforms, to allow our SME customers to seamlessly complete their PCB procurement, from purchasing electronic components and materials from suppliers, selecting suitable assembly plans, to completing PCB production and acquiring products.

We remain committed to our platform-based model that provides efficient solutions for our SME customers to reduce overall costs with real-time price information. Moving forward, we will continue to leverage our technology-driven matching platform to deepen our supply chain services and deliver more comprehensive electronics manufacturing solutions for SMEs.

As of the date of this annual report, we are in the early stages of promoting and developing this new offering and will continue to expand its reach to our customer base.

Market Opportunities and Competition

The market size of electronic components is vast in China. Pursuant to the statistics released by GACC, the transaction volume of electronic components imported to China was more than $681.1 the billion in fiscal year ended June 30, 2025.

Pursuant to the statistics released by World Semiconductor Trade Statistics (“WSTS”), the global semiconductor market reached $346 billion in the first half of 2025, marking an 18.9 percent increase year-over-year. Regionally, all major markets are expected to expand, with the Americas and Asia Pacific continuing to lead the growth. Within the Asia Pacific region, China represents the largest single market. (https://www.wsts.org/76/Recent-News-Release )

Morder Intelligence’s statistics indicated that the China Integrated Circuit Market size stands at $216.87 billion in 2025 and is forecast to climb to USD 347.51 billion by 2030, reflecting a strong 9.89% CAGR. (https://www.mordorintelligence.com/industry-reports/china-integrated-circuit-market)

According to WICA projections, the global semiconductor industry is expected to grow by 13.2% in 2025, reaching a historic high of $718.9 billion. This growth is primarily driven by surging demand in artificial intelligence and high-performance computing (HPC). Within this landscape, the semiconductor market in mainland China now accounts for 30.1% of the global share, establishing itself as a significant and indispensable force in the global industrial chain. (https://www.vzkoo.com/read/202506181786765794bbbf6effba86b5.html)

Electronic products typically have a short product life cycle of 18 – 24 months. The electronic industry is always faced with a risk of chip shortages and excess inventory. The current electronic business model is a closed market system dominated by vendors, distributors, and traders with no open market infrastructure. Customers often do not know where to buy the latest scarce electronic parts and the suppliers often do not know where to sell the electronic parts in stock. This not only leads to complex trading processes but also high transaction cost and a low transaction efficiency caused by information barrier. Despite the size of the market, a significant portion of the business value in the global electronic industry is still handled by distributors and traders, who make high profits from the price differences caused by information asymmetry.

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

We are the pioneer building an open market in the electronic component sale and supply industry. The current electronic component supply chain model was established more than 70 years ago before the popularity of e-commerce and it is a relatively closed market system where vendors, distributors, and traders are relying on the interpersonal relationships and business relations with certain entry barriers. In 2012, we started to build an e-commerce platform as the first open market in the electronic component distribution industry that focuses on real-time pricing, anonymous trading, and SaaS solutions. We monitor the orders placed on our platform and the market activities, and obtain electronic components from suppliers based on the volume of the orders which enable us to sell electronic components to our customers either on favorable terms, or based on availability of inventory, or with assistance in order fulfilment. Our customers can benefit from the transparent product information and purchase demand, low transactions costs, and transaction efficiency on our platform. After nine-year dedication to our e-commerce platform, we have seen the increase in the registered users of our platform and hold a solid position in this market. In addition, we have been updating our SaaS system on a weekly basis to facilitate our services and assure the customers’ use experience. We believe that our e-commerce business model and strong market position will further strengthen our ability to attract more customers in the electronics industry.

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

Our management team has a strong track record of accomplishment in the fields of B2B industry, and electronic components e-commerce. Their collective experience spans key areas of expertise required of a fully integrated company delivering advanced services to electronic component transactions supported by online platforms, SaaS, and fulfilment services. Led by our co-founders, Mr. Lei Xia and Ms. Duanrong Liu, our company has an innovative business model and captured a strong market position in our industry. Our co-founders are supported by a team of 8 management team members with an average of more than 17 years of relevant industry experience in electronics, e-commerce, logistics and big data analytics. Moreover, our strong corporate culture has been instrumental to our success. We help attract, retain, and motivate talents so as to overcome the challenges in the future. Our goal is to foster the development of an ecosystem serving China’s electronics industry. We intend to pursue the following growth strategies to achieve our goal:

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

2. Real-Time Transaction Information

Through anonymous auction, our platform captures changes of product offering prices and updates them in a timely manner. We currently provide our price matching service via our online exchange platform, which connects SMEs with the upstream suppliers and distributors:

●	SMEs Customer Community: In the highly fragmented electronics manufacturing supply chain in China, SME electronics manufacturers often lack sufficient scale to secure timely access to authentic electronic components from brand-name suppliers, bargaining power to negotiate competitive purchase terms and efficiently manage the procurement process. Our e-commerce platform provides an efficient channel for SME electronics manufacturers to access reliable and high-quality branded products. Our economies of scale of the exchange platform attract suppliers to offer SMEs more competitive prices and terms. Our sales and marketing team also conduct onsite promotion to increase our platform customers, with 22 team members as of the date of this Annual Report continuously visiting SMEs to collect their demand and feedback on the trading of electronic components. We also update them with information of new products and technologies we received from the suppliers.

●	SMEs Supplier Community: In addition to helping SMEs purchase large volumes of products, we also provide additional benefits to suppliers through our integrated online platform. We promote their new products and new technologies through notifications on our online platform as well as our onsite promotion. With timely reaction of our customers’ demands and buying habits, our promotion efforts are more effective and able to reach more potential customers at a minimum cost. Our fulfilment solution also supplements their after-sale services and reduce the after-sale costs. Furthermore, our marketplace platform allows SME suppliers to take advantage of our technology infrastructure and access our well-established customer community.

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

Since our inception in 2012, our platform has accumulated more than 34 million  SKUs in multiple electronic industry subdivisions. Because of the information and data we provide, we have a substantial amount of visitors to our platform to review and collect product information and there are more than 30,000 SMEs registered as users on our platform so that they can post enquiries and/or offering information of their products, some of which become our customers and some become our suppliers. For year ended June 30, 2025, we generated our revenue from a total of 762 customers and purchased products from 768 suppliers.

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

Our Customers

Our customers are mainly small-medium electronic component buyers in Hong Kong and PRC. As the electronics industry is subject to short product life cycles, fast changing product trends and constantly evolving technologies, our customers typically make frequent purchases and expect timely delivery. Accordingly, our platform, with a relatively short inventory turnover period 1.68 days, 1.24 days and 1.05 days as of June 30, 2025, 2024 and 2023, respectively, can satisfy our customers’ purchase and delivery requirements. Further, our platform provides wide sources of electronic component with real-price match system and one-stop order fulfilment to convert most of our customers into repetitive customers.

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

We generated revenue from a total of 762, 805 and 813 customers for the years ended June 30, 2025, 2024 and 2023, respectively. For the fiscal years ended June 30, 2025, 2024 and 2023, our repeat customers were 525, 581 and 549, respectively.

Our Suppliers

Our suppliers are mainly authorized distributors from overseas and certain manufactures in China. They have provided accumulated offering information of more than 34 million SKUs from approximately 4,400 brands worldwide on our platform as of the date of this Annual Report. We sold about 15,421 SKUs, 14,498 SKUs and 22,958 SKUs in aggregate in the fiscal year ended June 30, 2025, 2024 and 2023, respectively.

For the fiscal year ended June 30, 2025, we made purchases from a total of 768 suppliers approximately 90.9% of which were from Hong Kong, Taiwan and overseas and 9.1% of which were from the PRC. For the fiscal year ended June 30, 2024, we made purchases from a total of 821 suppliers approximately 71.7% of which were from Hong Kong, Taiwan and overseas and 28.3% of which were from the PRC. For the fiscal year ended June 30, 2023, we made purchases from a total of 836 suppliers approximately 89.7% of which were from Hong Kong, Taiwan and overseas and 10.3% of which were from the PRC.

For the years ended June 30, 2025, 2024 and 2023, no single supplier accounted for more than 10% of the Company’s total purchases.

Source and Cost of Revenues, Gross Profit, Operating Expenses, and Net Income

Our revenues are primarily derived from sales of electronic component products and service commission fees.

Our electronic component products sold to customers fall into two categories: (i) semiconductor products, and (2) electronic equipment, tools and other products. Within this business segment, for the fiscal years ended June 30, 2025, 2024 and 2023, approximately 92.8%, 70.8% and 89.7% of net sales consist of semiconductor products; approximately 7.2%, 29.2% and 10.3% consist of equipment, tools and other products, respectively.

The Company’s service commission fees primarily consist of (1) fees charged to customers for assisting them for customs clearance when they directly purchase electronic component products from overseas suppliers; (2) fees charged to customers for providing temporary warehousing and organizing the product shipping and delivery to customer designated destinations after customs clearance. The Company earns a commission fee ranging from 0.15% to 2% based on the value of the merchandise that customers purchase from suppliers and such commission fee is not refundable.

For the fiscal years ended June 30, 2025, 2024 and 2023, approximately 98.7%, 98.5% and 98.5% respectively, of our sales were from the sales electronic components to customers, and approximately 1.3%, 1.5% and 1.5% respectively, of our sales were from the service commission fees.

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

Our gross profit increased by $1,160,118 or 23.4%, from $4,950,361 in fiscal year 2024 to $6,110,479 in fiscal year 2025. Our gross profit decreased by $342,250 or 6.5%, from $5,292,611 in fiscal year 2023 to $4,950,361 in fiscal year 2024.Our gross profit was affected by changes in selling price and third-party product purchase costs, changes in sales volume and the sales of different product mix during each reporting period.

We have other additional operating expenses consisting of selling expenses and general and administrative expenses.

We reported a net income of $1,194,497 for the fiscal year ended June 30, 2025, representing a $3,466,794 increase from the net loss of $2,272,297 for the fiscal year ended June 30, 2024. We reported a net loss of $2,272,297 for the fiscal year ended June 30, 2024, representing a $4,023,467 decrease from the net income of $1,751,170 for the fiscal year ended June 30, 2023.

For the fiscal years ended June 30, 2025, 2024 and 2023, our revenues were $187,048,691, $177,933,890 and $214,405,226, respectively, and our gross profit were $6,110,479, $4,950,361 and $5,292,611, respectively.

Research and Development

We maintain an internal dedicated engineering and technology team, who are responsible for (1) software research and development; (2) operational support; and (3) data management and analysis of the e-commerce platform and order fulfilment platform. As of the date of this Annual Report, our team consists of 15 full-time R&D personnel, which accounts for 15% of the Company’s employees.

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

Facilities

Our headquarters and executive offices are located in Shenzhen, China and consist of approximately 1,043 square meters of office space under five leases which will expire in May 2028. In addition to our headquarters, we lease space in Shanghai, Hong Kong and Shenzhen. Rent expenses amounted to $6,223, $6,004 and $432,422, and amortization of the operating lease right -of-use assets amounted to $533,667, $595,440 and $381,795 for the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

We lease all of our facilities and do not own any real property. We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Facility	Address	Space (m2)
Headquarters	Rooms 3801, 3805A, 3805B, 3805D, 3806, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen, Guangdong, China	1,043 square meters

Shanghai Office	Room 803, 3rd Floor, 290 Zhangheng Road, Zhangjiang, Pudong New District, Shanghai	18.6 square meters

Hong Kong Warehouse	Units 1701 and 1702, 17th Floor, Tins’ Centre Block III, 3 Hung Cheung Road, Tuen Mun, New Territories, Hong Kong	1,194 square meters

Shiyan Warehouse	1st Floor, Building C, Yongshenghui Industrial Park No. 3 Chuangye Road, Shilong Community, Shiyan Street, Bao’an District, Shenzhen	850square meters

Employees

As of the date of this Annual Report, we had a total of 97 full-time employees, of which 15 are in research and development, 22 are in sales and marketing, 36 are in technical and customer services, 3 are in Risk and Internal Audit, and 21 are in general administration.

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

As of the date of this Annual Report, the Data Security Management Regulations Draft were released for public comment only, there remains substantial uncertainty, including with respect to its final content, adoption timeline or effective date. There remains uncertainty as to how the Review Measures and the Data Security Management Regulations Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Review Measures and the Data Security Management Regulations Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed applicable to our operations. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot guarantee that any clearance can be obtained or any actions that may be required can be taken in a timely manner, or at all. It is possible that CAC may require us to file the cybersecurity review. The cybersecurity review procedure usually takes 55-70 business days, and sometimes even longer in special situations, to complete. See “Item 3. Key Information — Risk Factor — Risks Related to Doing Business in China — China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology field. Additional compliance procedures may be required in connection with future offerings, and, if required, we cannot predict whether we will be able to obtain such approval. If we are required to obtain PRC governmental permissions to commence the sale of the securities, we will not commence the offering until we obtain such permissions. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.” starting on page 29 of this Annual Report.

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

REGULATIONS RELATING TO LEASING

Pursuant to the Regulations on Housing Rental (State Council Order No. 812) promulgated by the State Council of People’s Republic of China, which came into effect on September 15, 2025, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to go through the registration procedures and do not make the corrections within specified time limit, both lessor and lessee may be subject to fines ranging from RMB 1,000 to RMB 10,000.

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

Overview

We are an offshore holding company incorporated in the Cayman Islands, conducting all of our operation in through our wholly owned subsidiaries established in China and Hong Kong.

We conducted a substantial majority of our operations through our wholly owned subsidiaries established in China. We operate through two B2B online platforms, www.iczoom.com and www.iczoomex.com. The two platforms have substantially the same features and functions, provide the same information and services and are both accessible by customers from any countries and regions, while the latter one, with the server and data located and stored in Singapore, is primarily serving overseas customers. ICZOOM Shenzhen maintains and operate www.iczoom.com with an EDI license. Our platform www.iczoomex.com is operated and managed by ICZOOM HK, who is not required by PRC law to obtain and ICP license to maintain and operate this platform, and its server and data are located and stored in Singapore.

We are a technology-driven company running an e-commerce trading platform and are primarily engaged in sales of electronic component products to customers in the PRC. Major electronic component products we sold to customers through our online e-commerce platform fall into two broad product categories: semiconductor products (such as integrated circuit, power/circuit protection, discretes, passive components, optoelectronics/-electromechanical, etc.) and equipment, tools and other electronic component products (such as MRO, and various design tools, etc.). These products are primarily used by customers in the consumer electronic industry, IoT, automotive electronics, industry control segment with primary target customers being SMEs in China. In addition to sales of electronic component products, we also provide services to customers to earn service commission fees, such services include, but not limit to, order fulfilment, temporary warehousing, logistic and shipping, and customs clearance, etc.

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

For the fiscal years ended June 30, 2025, 2024 and 2023, we made purchases from a total of 768, 821 and 836 suppliers, respectively.

For the fiscal years ended June 30, 2025, 2024 and 2023, we generated revenue from a total of 762, 805 and 813 customers, respectively.

Our Organization

The Company, together with its wholly owned subsidiaries, is effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Our revenues increased by $9,114,801 or 5.1% from $177,933,890 for the fiscal year ended June 30, 2024 to $187,048,691 for the fiscal year ended June 30, 2025. Our revenues decreased by $36,471,336 or 17.0% from $214,405,226 for the fiscal year ended June 30, 2023 to $177,933,890 for the fiscal year ended June 30, 2024. Revenues from sales of electronic component products accounted for 98.7%, 98.5% and 98.5% of our total revenues for the fiscal years ended June 30, 2025, 2024 and 2023, respectively. Revenues from service commission fees accounted for1.3%, 1.5% and 1.5% of our total revenues for the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

The following tables illustrate the amount and percentage of our revenue for the years ended June 30, 2025, 2024 and 2023, respectively:

	For the years ended June 30,
	2025	2024	2023
	Amount	Amount	Amount
Revenues
Sales of electronic components	$184,529,681	$175,320,895	$211,123,155
Service commission fee	2,519,010	2,612,995	3,282,071
Total revenue	$187,048,691	$177,933,890	$214,405,226

	For the years ended June 30,
	2025	2024	2023
	% of total revenue	% of total revenue	% of total revenue %
Revenues
Sales of electronic components	98.7%	98.5%	98.5%
Service commission fee	1.3%	1.5%	1.5%
Total revenue	100.0%	100.0%	100%

For a detailed description of the comparison of our revenues for the year ended Jun 30, 2024 to the year ended June 30, 2023, see “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Fiscal Years Ended June 30, 2024, 2023 and 2022” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission October 25, 2024.

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

Our Ability to Attract Additional Customers and Increase the Spending Per Customer

Our major customers are China’s SMEs running their businesses in the consumer electronic industry, Internet of Things, automotive electronics, and industry control segment, etc. We currently sell our electronic component products to these customers in 22 provinces in China, with significant customers located in Guangdong Province, Sichuan Province, Liaoning Province, Beijing City and Shanghai City in China. We plan to expand our business to extended geographic areas to cover 80% more provinces in China within the next 1-2 years. For the years ended June 30, 2025, 2024 and 2023, we had total 762, 805 and 813 customers, respectively. No single customer accounted for more than 10% of our total revenue in either period. Our top 10 customers in the aggregate accounted for 31.1%, 24.1% and 26.7% of our total revenues for the years ended June 30, 2025, 2024 and 2023, respectively. Our dependence on a small number of larger customers could expose us to the risk of substantial losses if a single large customer stops purchasing our products, purchases fewer of our products or goes out of business and we cannot find substitute customers on equivalent terms. If any of our significant customers reduces the quantity of the products it purchases from us or stops purchasing from us, our net revenues could be materially and adversely affected. Therefore, the success of our business in the future depends on our effective marketing efforts to expand our distribution network in the PRC in an effort to increase our geographic penetration. The success of expansion will depend upon many factors, including our ability to form relationships with, and manage an increasing number of, customers and optimize our distribution network. If our marketing efforts fail to convince customers to accept our products, we may find it difficult to maintain the existing level of sales or to increase such sales. Should this happen, our net revenues would decline and our growth annual report would be severely impaired.

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

A Severe or Prolonged Slowdown in The Global or Chinese Economy Could Materially and Adversely Affect Our Business and Our Financial Condition

The rapid growth of the Chinese economy has slowed down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China, including the uncertainty regarding the proposed imposition of additional tariffs by the U.S., as well as the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. Further geopolitical risks persist, including concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There are also concerns about the relationships between China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operation in financial condition. China’s economic conditions remain sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

Net Revenue

Our net revenue is driven by changes in the number of customers, sales volume, selling price, and mix of products sold.

	For the years ended June 30,
	2025	2024	2023
Sales of electronic components:
Sales of semiconductor products	91.6%	69.8%	88.4%
Sales of equipment, tools and others	7.1%	28.7%	10.1%
Total sales of electronic component products	98.7%	98.5%	98.5%
Service commission fee	1.3%	1.5%	1.5%
Total revenue	100.0%	100.0%	100.0%

Number of customers for electronic component products	650	659	667
Number of customers for services	112	146	146
Total number of customers	762	805	813

Stock-keeping unit (SKU) available for sale- Semiconductor	13,499	9,290	19,485
Stock-keeping unit (SKU) available for sale- Equipment and tools	1,922	5,208	3,473
Total SKUs	15,421	14,498	22,958

Sales volume for semiconductor (Unit)	1,189,777,816	587,506,659	880,578,273
Sales volume for equipment, tools and others (Unit)	2,091,917	117,467,450	38,338,204
Total sales volume of electronic component products	1,191,869,733	704,974,109	918,916,477

Average selling price of semiconductor	$0.14	$0.21	$0.22
Average selling price of equipment, tools and others	$6.37	$0.44	$0.57

Revenues from sales of electronic component products accounted for 98.7%, 98.5% and 98.5% of our total revenues for the fiscal years ended June 30, 2025, 2024 and 2023. Electronic component products sold to customers by us fall into two categories: (i) semiconductor products and (ii) electronic equipment, tools and other products. Our semiconductor products primarily include various integrated circuit, power/circuit protection, discretes, passive components, optoelectronics/electromechanical and our equipment, tools and other electronic component products primarily include various MRO, and design tools.

Total SKUs sold to customers increased by 6.4% from 14,498 different products in fiscal year 2024 (including 9,290 different variety of semiconductor products and 5,208 different variety of equipment and tools products) to 15,421 different products in fiscal year 2025 (including 13,499 different variety of semiconductor products and 1,922 different variety of equipment and tools products). This expansion in product variety, driven by our response to evolving demand from our SME customers, enabled us to target more customers to meet their needs and increase our sales volume by 69.1% or 486.9 million units, from 705.0 million units of various electronic component products sold in the fiscal year 2024 to 1,191.9 million units of various electronic component products sold in the fiscal year 2025. The number of customers for our electronic component products decreased by 1.4% from 659 customers in the fiscal year 2024 to 650 customers in the fiscal year 2025. We also count the number of the repeat customers, measured by the number of the customers who made orders in the current period with transaction records with us in the last six fiscal years. The number of the repeat customers in fiscal year 2025 was 525, and the repeat customers accounted for 68.9% of the total customers, for the years ended June 30, 2025 while the repeat customers accounted for only 72.2% in fiscal year 2024. Our customers are mainly SMEs who rely on our e-commerce platform for one-stop procurement, as well as the add-on services to lower the total cost of procurement conducted by themselves. Even though the electronics industry is subject to short product life cycles, fast changing product trends, constantly evolving technologies and customers with frequent purchase needs, our relatively short inventory turnover period and the large number of the SKUs enable us to satisfy our customers’ frequent, changing, and various demands and further to maintain a long-term business relationship with our customers. Our management references to the number of repeat customers to monitor our customers’ satisfaction levels and takes it into consideration for the future development of the business. On the other hand, the average selling price of semiconductor products decreased by $0.07 per unit or 33.3%, and average selling price of equipment and tool products increased by $5.93 per unit or 1,347.7% per unit, when comparing fiscal year 2025 to fiscal year 2024. These combined factors led to a 5.3% increase in our total revenue from sales of electronic component products from fiscal year 2024 to fiscal year 2025.

Service commission fee revenue from providing customs clearance, temporary warehousing, and logistic and shipping services to customers accounted for 1.3% and 1.5% of our total revenues for the fiscal years both ended June 30, 2025 and 2024, respectively. We earn a commission fee ranging from 0.15% to 2% based on the value of the merchandise that customers purchase from suppliers and such commission fee is not refundable. The number of customers for our services was 112 and 146 for the fiscal year ended June 30, 2025 and 2024, respectively.

For a detailed description of the comparison of our revenues from sales of electronic component products and from service commission fee for the year ended Jun 30, 2024 to the year ended June 30, 2023, see “Item 5. Operating and Financial Review and Prospects—Our Organization—Results of Operations for the Fiscal Years Ended June 30, 2024, 2023 and 2022” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission October 25, 2024.

Gross Profit

Gross profit is equal to revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (third-party products purchase price, tariffs, inbound freight costs, warehouse lease and overhead costs and business taxes) and sales taxes. Cost of goods sold generally changes as affected by factors including the availability of the third-party products in the market, the purchase price of third-party products, sales volume and product mix changes. Our cost of revenues accounted for 96.7%, 97.2% and 97.5% of our total revenue for the fiscal years 2025, 2024 and 2023, respectively.

Our gross margin was 3.3% for fiscal year 2025, an increase by 0.5% from gross margin of 2.8% in fiscal year 2024. Our gross profit and gross margin are affected by sales of different product mix during each reporting period. Our gross margin increases when more revenue comes from products with lower costs and higher margin, while our gross margin decreases when more revenue comes from products with higher costs and lower margin. In fiscal year 2025, we earned more revenue from products with lower costs and higher margin. These factors led to the increase in our gross profit and in gross margin. See detailed discussion under “Results of Operation”.

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

Our selling expenses accounted for 1.2%, 1.3% and 1.0% of our total revenue for the years ended June 30, 2025, 2024 and 2023, respectively. Our selling expenses in terms of our total revenue decreased from 1.3% in fiscal year 2024 to 1.2% in fiscal year 2025, although due to increased total revenue, in terms of dollar amount, our total selling expenses decreased by $180,514 or 7.7% in the fiscal year 2025 compared to the fiscal year 2024, and the decrease was largely due to the decrease of stock-based compensation expense. Nevertheless, if we continue to expand our business and promote our products to customers located at extended geographic areas, we still expect our overall selling expenses, including but not limited to, brand promotion expenses and salaries, to increase in the foreseeable future and facilitate the growth of our business.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, bad debt reserve expenses, office supply and utility expenses, business travel and meals expenses, and professional service expenses. General and administrative expenses were 1.6% and 2.2% of our revenue for the years ended June 30, 2025 and 2024, respectively. Our general and administrative expenses in terms of our total revenue decreased from 2.2% in fiscal year 2024 to 1.6% in fiscal year 2025, however, as the total revenue increased by 5.1%, our total general and administrative expenses decreased by $987,620 or 25.0% in terms of dollar amount, in the fiscal year 2025 compared to the fiscal year 2024, and the decrease was largely due to the decrease in salaries and stock-based compensation expenses for management and the decrease in professional fees as a result of legal services and services related to the maintenance of investor relations. However, we expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to increase relatively in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

For a detailed description of the comparison of our operating expenses for the year ended Jun 30, 2024 to the year ended June 30, 2023, see “Item 5. Operating and Financial Review and Prospects—Our Organization—Results of Operations for the Fiscal Years Ended June 30, 2024, 2023 and 2022” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission October 25, 2024.

Results of Operations for the Fiscal Years Ended June 30, 2025, 2024 and 2023

The following table summarizes our operating results as reflected in our statements of income during the fiscal years ended June 30, 2025,2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or decrease during such periods.

	For the years ended June 30,
	2025		2024		2023
	Amount	% of total revenue	Amount	% of total revenue	Amount	% of total revenue
Revenues
Sales of electronic components	$184,529,681	98.7%	$175,320,895	98.5%	$211,123,155	98.5%
Service commission fee	2,519,010	1.3%	2,612,995	1.5%	3,282,071	1.5%
Total revenue	187,048,691	100.0%	177,933,890	100.0%	214,405,226	100.0%
Cost of revenues	180,938,212	96.7%	172,983,529	97.2%	209,112,615	97.5%
Gross profit	6,110,479	3.3%	4,950,361	2.8%	5,292,611	2.5%

Operating expenses
Selling expenses	2,163,327	1.2%	2,343,841	1.3%	1,991,992	1.0%
General and administrative expenses	2,962,731	1.6%	3,950,351	2.2%	2,425,587	1.1%
Total operating expenses	5,126,058	2.7%	6,294,192	3.5%	4,417,579	2.1%
income/(Loss) from operations	984,421	0.5%	(1,343,831)	(0.8)%	875,032	0.4%

Other income/(expenses)
Interest expenses, net	(397,072)	(0.2)%	(696,908)	(0.4)%	(567,915)	(0.3)%
Income from short-term investment	135,947	0.1%	67,293	0.0%	14,748	0.0%
Foreign exchange gain/(loss)	814,093	0.4%	(258,649)	(0.1)%	1,788,870	0.8%
Subsidy income	37,139	0.0%	54,104	0.0%	125,125	0.1%
Other expenses, net	(81,623)	0.0%	(160,022)	(0.1)%	(219,020)	(0.1)%
Total other income/(expenses)	508,484	0.3%	(994,182)	(0.6)%	1,141,808	0.5%
Income/(Loss) before income tax provisions	1,492,905	0.8%	(2,338,013)	(1.3)%	2,016,840	0.9%
Income tax (expenses)/benefit	(298,408)	(0.2)%	65,716	0.0%	(265,670)	(0.1)%
Net income/(loss)	$1,194,497	0.6%	$(2,272,297)	(1.3)%	$1,751,170	0.8%

Revenue.

The total revenue increased by $9,114,801, or 5.1%, to $187,048,691 for the fiscal year 2025 from $177,933,890 for the fiscal year 2024. The increase was mainly due to the increase in demand from repeat customers as a result of the increase in SKUs and the increase in the number of new customers.

	For the years ended June 30,
	2025		2024		2023
	Amount	% of total revenue	Amount	% of total revenue	Amount	% of total revenue
Revenues
Sales of electronic components
Revenue from sales of semiconductor	$171,210,024	91.6%	$124,138,137	69.8%	$189,388,293	88.4%
Revenue from sales of equipment, tools and others	13,319,657	7.1%	51,182,758	28.7%	21,734,862	10.1%
Subtotal of sales of electronic component products	184,529,681	98.7%	175,320,895	98.5%	211,123,155	98.5%
Service commission fee	2,519,010	1.3%	2,612,995	1.5%	3,282,071	1.5%
Total revenue	$187,048,691	100.0%	$177,933,890	100.0%	$214,405,226	100.0%

(1) Revenue from sales of electronic component products

The revenue from sales of electronic components increased by $9,208,786 or 5.3%, from $175,320,895 for the fiscal year 2024 to $184,529,681 for the fiscal year 2025.

Our electronic component products sold to customers fall into two categories: semiconductor products and electronic equipment, tools and other products.

	For the years ended June 30,
	2025	2024	2023
Sales of electronic components products:
Semiconductor:
Integrated Circuits	$103,996,133	$93,611,171	$36,208,767
Power/Circuit Protection	14,705,571	2,135,446	13,902,350
Discrete	9,976,721	997,097	16,047,821
Passive Components	9,233,555	5,706,403	99,326,417
Optoelectronics/Electromechanical	11,750,060	17,733,992	8,535,997
Other semiconductor products	21,547,984	3,954,028	15,366,941
Equipment, tools and others:
Equipment	3,620	29,665,978	10,102,545
Tools and others	13,316,037	21,516,780	11,632,317
Total sales of electronic components products	184,529,681	175,320,895	211,123,155
Service commission fees	2,519,010	2,612,995	3,282,071
Total revenue	$187,048,691	$177,933,890	$214,405,226

Our semiconductor products primarily include various integrated circuit, power/circuit protection, discretes, passive components, optoelectronics/electromechanical, etc. Total SKUs of semiconductor products available to be sold to customers increased by 4,209 SKUs, or 45.3% from 9,290 different SKUs in fiscal year 2024 to 13,499 SKUs in fiscal year 2025. The increase in product offerings reflected the increased demands of the customers and increased our sales volume of semiconductor products by 102.5% or 602.3 million units, from 587.5 million units of various semiconductor products sold in fiscal year 2024 to 1,189.8 million units of various semiconductor products sold in fiscal year 2025. Number of customers decreased by 1.4% from 659 (including 448 repeat customers and 211 new customers) in fiscal year 2024 to 650 (including 422 repeat customers and 228 new customers) in fiscal year 2025. Sales to repeat customers accounted for approximately 90% and 88% of the total revenue, while sales to new customers accounted for approximately 10% and 12% of the total revenue for the years ended June 30, 2025 and 2024, respectively. On the other hand, in terms of average selling price, due to changes in product mix sold, average selling price of semiconductor products decreased by $0.07 per unit or 33.3%, from $0.21 per unit in fiscal year 2024 to $0.14 per unit in fiscal year 2025, which offset the decrease of the sales of semiconductor products. These combined factors led to an increase in sales of semiconductor products by $47,071,887 or 37.9%, from $124,138,137 in fiscal year 2024 to $171,210,024 in fiscal year 2025.

Our equipment, tools and other electronic component products primarily include various MROs, and design tools, etc. Total SKUs of equipment and tools available to be sold to customers decreased by 3,286 SKUs, or 63.1% from 5,208 different SKUs in fiscal year 2024 to 1,922 SKUs in fiscal year 2025. The decrease in variety of our equipment, tools and other electronic component products sold reflected the decreased demand from the customers on the equipment, tools and other electronic component products. As a result, our sales volume of equipment and tools product decreased by 98.2% or 115.4 million units, from 117.5 million units of various equipment and tools products sold in fiscal year 2024 to 2.1 million units of various equipment and tools products sold in fiscal year 2025. On the other hand, in terms of average selling price, due to changes in product mix sold and the decrease of the volume sold, average selling price of equipment and tools products increased by $5.93 per unit or 1,347.7%, from $0.44 per unit in fiscal year 2024 to $6.37 per unit in fiscal year 2025, which offset the decrease of the sales of equipment, tools and other electronic component products. These combined factors led to decrease in sales of equipment and tools products by $37,863,101 or 74%, from $51,182,758 in fiscal year 2024 to $13,319,657 in fiscal year 2025.

For our sales of electronic component products, for the fiscal years ended June 30, 2025 and 2024, the number of our repeat customers were 422 and 448, respectively. Sales to repeat customers accounted for approximately 90% and 88% of the total revenue, while sales to new customers accounted for approximately 10% and 12% of the total revenue for the years ended June 30, 2025 and 2024, respectively. The average purchase amount per customer for our electronic component products was $283,892 per customer in fiscal year 2025, increased by approximately 6.7% from $266,041 per customer in fiscal year 2024. By providing one stop solutions to our customers, we enhance our client loyalty. The repeat customers accounted for 64.9% and 68.0% of the total customers for the years ended June 30, 2025 and 2024, respectively.

The product mix change is driven by the market conditions. As we adjust our product mix from time to time based on market demands which had driven the decrease in average selling price during fiscal years ended June 30, 2025, we are unable to predict with reasonable certainty whether such price decrease will continue to be a trend or whether such price will increase. If it is, in either case, we do not believe it is likely to have a material impact on future operating results or financial condition because the variety of the SKUs we provide can minimize the impact of the price increase or decrease and product costs and other factors that contribute to our future operating results will may offset such an increase or decrease in response to the market conditions.

(2) Service commission fees

Service commission fees decreased by $93,985 or 3.6%, to $2,519,010 for the fiscal year 2025 from $2,612,995 for the fiscal year 2024.

We provide customs clearance when customers purchase electronic component products directly from overseas suppliers, as well as temporary warehousing, and logistic and shipping services after the customs clearance. We earn a commission fee ranging from 0.15% to 1.5% based on the value of the merchandise that customers purchase from suppliers, and such commission fee is not refundable. The number of customers for our services in fiscal year 2025 was 112, consisting of 103 repeat customers and 9 new customers. The decrease of revenue from service commission fees was primarily due to the negative impact of the depressed market. As a result, our service commission fee earned decreased by 3.6% from fiscal year 2024 to fiscal year 2025.

For a detailed description of the comparison of revenue, including both revenue from sales of electronic component products and service commission fees for the year ended Jun 30, 2024 to the year ended June 30, 2023, see “Item 5. Operating and Financial Review and Prospects—Our Organization—Results of Operations for the Fiscal Years Ended June 30, 2024, 2023 and 2022” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission October 25, 2024.

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

The following table sets forth the breakdown of our cost of revenues for the fiscal years ended June 30, 2025, 2024 and 2023:

	For the years ended June 30,
	2025		2024		2023
	Amount	% of total cost	Amount	% of total cost	Amount	% of total cost
Third-party products purchase costs	$179,083,640	99.0%	$170,739,550	98.7%	$206,892,634	98.9%
Tariffs	1,044,907	0.6%	1,258,006	0.7%	1,220,804	0.7%
Inbound shipping and delivery costs	352,221	0.2%	452,885	0.3%	474,543	0.2%
Warehouse lease and overhead costs	372,478	0.2%	449,473	0.3%	446,621	0.2%
Business taxes	84,966	0.0%	83,615	0.0%	78,013	0.0%
Total cost of revenues	$180,938,212	100.0%	$172,983,529	100.0%	$209,112,615	100.0%

Total cost of revenue increased by $7,954,683 or 4.6%, from $172,983,529 in fiscal year 2024 to $180,938,212 in fiscal year 2025. The increase in our cost of revenue was largely attributable to increased third-party product purchase costs by $8,344,090 or 4.9%, which were due to the increase in volume and were in line with the increase of the revenue.

The cost of revenue related to tariffs associated with our purchase of products from overseas suppliers decreased by $213,099 or 16.9%, from $1,258,006 in fiscal year 2024 to $1,044,907 in fiscal year 2025, due to increased purchases of low-tariff electronic components from the overseas suppliers as the product mix changed.

For a detailed description of the comparison of cost of revenue for the year ended Jun 30, 2024 to the year ended June 30, 2023, see “Item 5. Operating and Financial Review and Prospects—Our Organization—Results of Operations for the Fiscal Years Ended June 30, 2024, 2023 and 2022” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission October 25, 2024.

Gross profit

Our gross profit increased by $1,160,118 or 23.4%, from $4,950,361 in fiscal year 2024 to $6,110,479 in fiscal year 2025. Our gross margin increased by 0.5%, from 2.8% in fiscal year 2024 to 3.3% in fiscal year 2025. Our gross profit and gross margin were affected by changes in selling price and third-party product purchase costs, changes in sales volume and the sales of different product mix during each reporting period. Our gross margin increased in the period is primarily attributable to the decrease in the average third party product purchase cost per unit. In addition, our gross profit and gross margin is also affected by sales of different product mix during each reporting period. In fiscal year 2025, we earned more revenue from products with lower costs and higher margin. Our average third party purchased cost per unit decreased by 37.4% from $0.24 per unit for the electronic components for the fiscal year 2024 to $0.15 per unit for fiscal year 2025. These factors led to the decrease in our costs of revenue and increase in our gross profit.

For a detailed description of the comparison of gross profit for the year ended Jun 30, 2024 to the year ended June 30, 2023, see “Item 5. Operating and Financial Review and Prospects—Our Organization—Results of Operations for the Fiscal Years Ended June 30, 2024, 2023 and 2022” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission October 25, 2024.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended June 30, 2025, 2024 and 2023:

	For the years ended June 30,
	2025		2024		2023
	Amount	% of total revenue	Amount	% of total revenue	Amount	% of total revenue
Total revenues:	$187,048,691	100.0%	$177,933,890	100.0%	$214,405,226	100.0%
Operating expenses:
Selling expenses	2,163,327	1.2%	2,343,841	1.3%	1,991,992	1.0%
General and administrative expenses	2,962,731	1.6%	3,950,351	2.2%	2,425,587	1.1%
Total operating expenses	$5,126,058	2.7%	$6,294,192	3.5%	$4,417,579	2.1%

Selling expenses

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, office rental expense, shipping and delivery expenses, customs clearance, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses.

	For the years ended June 30,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses	$919,039	42.5%	$797,493	34.0%	$1,015,872	51.0%
Stock-based compensation expenses	442,165	20.4%	740,784	31.6%	67,180	3.4%
Lease expense	140,041	6.5%	146,987	6.3%	200,139	10.0%
Shipping and delivery expenses	391,395	18.1%	408,440	17.4%	423,606	21.3%
Sales promotion	91,291	4.2%	86,879	3.7%	132,743	6.7%
Business travel and meals expenses	35,664	1.6%	37,778	1.6%	41,009	2.1%
Tariffs	20,957	1.0%	20,522	0.9%	26,256	1.3%
Utility and office expenses	119,265	5.5%	104,731	4.5%	83,891	4.2%
Other sales promotion related expenses	3,510	0.2%	227	0%	1,296	0.0%
Total selling expenses	$2,163,327	100.0%	$2,343,841	100.0%	$1,991,992	100.0%

Our selling expenses decreased by $180,514 or 7.7%, from $2,343,841 for fiscal year 2024 to $2,163,327 for fiscal year 2025, primarily attributable to that (i) stock-based compensation expenses decreased by $298,619 or 40.3% from $740,784 or 31.61% in fiscal year 2024 to $442,165 or 20.44% in fiscal year 2025; that (ii) shipping and delivery expenses decreased by $17,045 or 4.2% from $408,440 or 17.4% in fiscal year 2024 to $391,395 or 18.1% in fiscal year 2025, primarily due to the decrease in personnel in the logistics department. The decrease was offset by that (i) salary and employee benefit expenses increased by $121,546 or 15.2%; and (ii) utility and office expenses increased by $14,534 or 13.9%, mainly due to restoration costs for the handover of warehouse. These above-mentioned factors combined led to the decrease in our selling expenses in fiscal year 2025 as compared to fiscal year 2024. As a percentage of revenues, our selling expenses accounted for 1.2% and 1.3% of our total revenue for the years ended June 30, 2025 and 2024, respectively.

For a detailed description of the comparison of selling expenses for the year ended Jun 30, 2024 to the year ended June 30, 2023, see “Item 5. Operating and Financial Review and Prospects—Our Organization—Results of Operations for the Fiscal Years Ended June 30, 2024, 2023 and 2022” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission October 25, 2024.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, bad debt reserve expenses, office supply and utility expenses, business travel and meals expenses, and professional service expenses.

	For the years ended June 30,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses	$1,266,700	42.8%	$1,445,909	36.6%	$1,142,759	47.1%
Stock-based compensation expenses	166,408	5.6%	420,625	10.7%	94,202	3.9%
Rent expense	92,448	3.1%	95,768	2.4%	104,760	4.3%
Bad debt reserve expenses	374	0.0%	-	0.0%	(93,231)	(3.8)%
Transportation, travel and meals expenses	221,589	7.5%	263,803	6.7%	119,876	4.9%
Office supply and utility expenses	244,688	8.3%	273,612	6.9%	268,303	11.1%
Professional service fee	843,259	28.5%	1,333,125	33.8%	594,880	24.5%
Bank charges	101,847	3.4%	112,573	2.8%	101,090	4.2%
Insurance	25,418	0.8%	4,936	0.1%	92,948	3.8%

Total general and administrative expenses	$2,962,731	100.0%	$3,950,351	100.0%	$2,425,587	100.0%

Our general and administrative expenses decreased by $987,620 or 25.0% from $3,950,351 in fiscal year 2024 to $2,962,731 in fiscal year 2025, primarily attributable to that (i) salary and employee benefit expenses decreased by $179,209 or 12.4% from $1,445,909 or 36.6% in fiscal year 2024 to $1,266,700 or 42.8% in fiscal year 2025 due to the decreased salaries to the senior management; that (ii) stock-based compensation expenses decreased by $254,217 or 60.4% from $420,625 or 10.7% in fiscal year 2024 to $166,408 or 5.6% in fiscal year 2025; that (iii) transportation, travel and meals expense decreased by $42,214 or 16.0% from $263,803 or 6.7% from fiscal year 2024 to $221,589 or 7.5% in fiscal year 2025, mainly due to a decrease in hospitality expenses for management; that (iv) office supply and utility expenses decreased by $28,924 or 10.6% from $273,612 or 6.9% from fiscal year 2024 to $244,688 or 8.3% in fiscal year 2025, mainly due to the decreased in fixed assets depreciation; that (v) professional service fee decreased by $489,866 or 36.7% from $1,333,125 or 33.8% from fiscal year 2024 to $843,259 or 28.5% in fiscal year 2025, primarily due to less cost incurred as compared to such incurred related to the proposed public offering in the fiscal year 2024, including legal fees, consulting advisory fees, financial advisor consulting fees, investor relations services. The overall decrease in our general and administrative expenses in fiscal year 2025 as compared to fiscal year 2024 reflected the above-mentioned factors combined. As a percentage of revenues, general and administrative expenses were 1.6% and 2.2% of our revenue for the years ended June 30, 2025 and 2024, respectively.

For a detailed description of the comparison of general and administrative expenses ended Jun 30, 2024 to the year ended June 30, 2023, see “Item 5. Operating and Financial Review and Prospects—Our Organization—Results of Operations for the Fiscal Years Ended June 30, 2024, 2023 and 2022” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission October 25, 2024.

Other income (expenses)

Other income (expenses) primarily included interest income, interest expenses, foreign exchange gain or loss, government subsidiary income, gain or loss from disposal of fixed assets, other non-operating income or expenses.

	For the years ended June 30,
	2025	2024	2023
	Amount	Amount	Amount
Interest expense	$(397,072)	$(696,908)	$(567,915)
Interest from short-term investment	135,947	67,293	14,748
Foreign transaction gain/(loss)	814,093	(258,649)	1,788,870
Government subsidy	37,139	54,104	125,125
Other expense	(81,623)	(160,022)	(219,020)
Total Other income (expense), net	$508,484	$(994,182)	$1,141,808

Total other income increased by $1,502,666 from net other loss of $994,182 in fiscal year 2024 to net other income of $508,484 in fiscal year 2025. The increase was attributable to the following factors:

(i)	Foreign exchange gain increased by $1,072,742 or 414.7%, from foreign exchange loss of $258,649 in fiscal year 2024 to foreign exchange income of $814,093 in fiscal year 2025, due to more exchange gain derived from the favorable USD and other currency exchange rates against RMB on our foreign currency denominated account receivables.

(ii)	Interest expenses on our short-term bank loans, notes payable decreased by $299,836 from $696,908 in fiscal year 2024 to $397,072 in fiscal year 2025, due to the decreased interest rates for debts and borrowing in various currencies, including USD, RMB, etc.

(iii)	Government subsidies mainly include local governments encouraging import and export business activities and supporting foreign trade support for e-commerce businesses such as ours. Total government subsidies amounted to $37,139 and $54,104 for the years ended June 30, 2025 and 2024, respectively. The decrease of $16,965 or 31.4% was mainly due to a decrease in government subsidies provided to support our loan interest expense.

The decrease of total other expense was offset by the following factors:

(i)	Interest income from short-term investment increased by $68,654 from $67,293 in fiscal year 2024 to $135,947 in fiscal year 2025. Our investment income was generated from our short-term investment to purchase interest-bearing wealth management financial products from the PRC and HK banks to earn interest income and cash deposit as collateral. The increase in our investment income was largely due to the overall higher interest of cash deposit as collateral during the fiscal year 2025 as compared to the fiscal year 2024.

(ii)	Other expense primarily included the amortized deferred financing expense for the loan in the banks. The other expense decreased mainly due to less deferred financing expense was amortized in fiscal year 2025 as compared to fiscal year 2024.

For a detailed description of the comparison of other income (expenses) ended Jun 30, 2024 to the year ended June 30, 2023, see “Item 5. Operating and Financial Review and Prospects—Other income (expenses)” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission October 25, 2024.

Income tax expenses

Our income taxes expenses was $298,408 in fiscal year ended June 30, 2025, an increase by $364,124 or 554.1% from income tax benefit $65,716 in fiscal year ended June 30, 2024 due to our increased taxable income of our major operating entities Hjet Supply Chain.

For a detailed description of the comparison of income tax (benefit)/expenses ended Jun 30, 2024 to the year ended June 30, 2023, see “Item 5. Operating and Financial Review and Prospects—Our Organization—Results of Operations for the Fiscal Years Ended June 30, 2024, 2023 and 2022” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission October 25, 2024.

Net Income/(Loss)

As a result of the foregoing, we reported a net income of $1,194,497 for the fiscal year ended June 30, 2025, representing a $3,466,794 increase from the net loss of $2,272,297 for the fiscal year ended June 30, 2024.

For a detailed description of the comparison of net income ended Jun 30, 2024 to the year ended June 30, 2023, see “Item 5. Operating and Financial Review and Prospects—Our Organization—Results of Operations for the Fiscal Years Ended June 30, 2024, 2023 and 2022” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission October 25, 2024.

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

Please see the following table of the breakdown of cash and restricted cash and short-term investment in different jurisdictions:

	As of June 30,
	2025	2024	2023
Cash and Restricted cash
Cayman Islands	$31,948	$11,252	$40,957
Hong Kong	6,995,978	1,155,026	659,145
PRC	1,351,566	4,318,682	5,713,265
Total	$8,379,492	$5,484,960	$6,413,367
Short-term Investments
Cayman Islands	$—	$—	$—
Hong Kong	—	—	—
PRC	—	—	—
Total	$—	$—	$—

Cash Flows for the Year Ended June 30, 2025 Compared to the Year Ended June 30, 2024

As of June 30, 2025, we had $8,379,492 in cash and restricted cash on hand as compared to $5,484,960 as of June 30, 2024.

We also had $27,218,260 in accounts receivable. Our accounts receivable primarily include balance due from customers for our electronic component products sold and delivered to customers. As of the date of this Annual Report, 100.0% or $28.3 million of our net accounts receivable balance as of June 30, 2024 has been subsequently collected. As of June 30, 2025, one customer accounted for more than 10% of the total accounts receivable balance. We periodically review our accounts receivable and allowance level in order to ensure that our methodology used to determine allowances is reasonable and to accrue additional allowances if necessary. As of June 30, 2025 and 2024, the expected credit loss are both nil. The allowance is determined based on individual customer financial health analysis, historical collection trend and management’s best estimate of specific losses on individual exposures. As of September 30, 2025, approximately 99.3% or $1.7 million of the June 30, 2025 advances to suppliers’ balance has been realized, and approximately $24.8 million or 91.0% of the June 30, 2025 outstanding accounts receivable has been collected.

The following table summarizes our accounts receivable (“AR”) and subsequent collection by aging bucket of the June 30, 2025 as of September 30, 2025:

	Balance as of June 30, 2025	Subsequent collection	% of collection
AR aged less than 6 months	$27,218,260	24,770,166	91.0%
Accounts Receivable	$27,218,260	24,770,166	91.0%

The following table summarizes our AR and subsequent collection by aging bucket as of June 30, 2024:

	Balance as of June 30, 2024	Subsequent collection	% of collection
AR aged less than 6 months	$28,297,491	$28,297,491	100.0%
Accounts Receivable	$28,297,491	$28,297,491	100.0%

As of June 30, 2025, our inventory balance amounted to $1,326,007, primarily consisting of electronic component products we purchased from third-party suppliers, which we believe can be sold quickly based on the analysis of the current trends in demand for our products. We also had advances to suppliers of $1,756,138, representing our prepayment to various suppliers to lock the purchase of electronic component products at favorable prices. Approximately 99.3% or $1.7 million of the June 30, 2025 balance of advances to suppliers has been realized as of September 30, 2025.

As of June 30, 2025, we had outstanding accounts payable (“AP”) of $4,278,634, representing balance due to suppliers for purchase of electronic components products. We normally have 30 days to 90 days payment terms with our suppliers for credit purchases. As of September 30, 2025, we have settled approximately $4.0 million or 92.5% of the June 30, 2025 outstanding accounts payable.

The following table summarizes the Company’s outstanding AP as of June 30, 2025 and subsequent settlement by aging bucket as of September 30, 2025:

	Balance as of June 30, 2025	Subsequent settlement	% of Collection
Accounts payable aged less than 6 months	$4,278,634	3,956,497	92.5%
Total accounts payable	$4,278,634	3,956,497	92.5%

The following table summarizes the Company’s outstanding AP as of June 30, 2024 and subsequent settlement by aging bucket:

	Balance as of June 30, 2024	Subsequent settlement	% of Collection
Accounts payable aged less than 6 months	$5,263,945	5,263,945	100.0%
Total accounts payable	$5,263,945	5,263,945	100.0%

As of June 30, 2025, we had contract liabilities of $2,218,095, which represents payments of products we had received in advance prior to delivery of the products to customers and fully satisfying our performance obligation. Such amount is expected to be fully recognized as revenue in the fiscal year 2026.

As of June 30, 2025, we had outstanding bank loans of approximately $9.9 million borrowed from banks in the PRC. We expect that we will be able to renew all of our existing bank loans upon their maturity based on past experience and our good credit history. In addition to the current borrowings, subsequently, we borrowed additional $1.0 million loans from various PRC banks and repaid approximately $4.1 million loans upon loan maturity up to the date of the Company’s consolidated financial statements were released.

As of June 30, 2025, our working capital amounted to $14,834,774. We intend to finance our future working capital requirements from cash generated from operating activities, bank borrowings and financial support from related parties. However, we may seek additional financings, to the extent required, and there can be no assurances that such financing will be available on favorable terms or at all.

Based on the current operating plan, the management believe that the above-mentioned measures collectively will provide sufficient liquidity for us to meet our future liquidity and capital requirement for at least 12 months from the date of this filing.

The following table sets forth summary of our cash flows for the periods indicated:

	For the years ended June 30,
	2025	2024	2023
Net cash provided by (used in) operating activities	$2,746,352	$2,082,250	$(3,751,832)
Net cash used in investing activities	(79,741)	(155,448)	(144,227)
Net cash provided by (used in) financing activities	2,913,017	(2,246,032)	8,749,216
Effect of exchange rate fluctuation on cash and restricted cash	(2,685,096)	(609,177)	(1,391,813)
Net increase (decrease) in cash and restricted cash	2,894,532	(928,407)	3,461,344
Cash and restricted cash at beginning of year	5,484,960	6,413,367	2,952,023
Cash and restricted cash at end of year	$8,379,492	$5,484,960	6,413,367

Cash Flows for the Year Ended June 30, 2024 Compared to the Year Ended June 30, 2023

For a detailed description of the comparison of cash flows ended Jun 30, 2024 to the year ended June 30, 2023, see “Item 5. Operating and Financial Review and Prospects—Our Organization—Results of Operations for the Fiscal Years Ended June 30, 2024, 2023 and 2022” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission October 25, 2024.

Operating Activities

Net cash provided by operating activities was $2,746,352 for the fiscal year ended June 30, 2025, which primarily consisted of the following:

●	Net income of $1,194,497 for the fiscal year 2025.

●	A decrease in accounts receivable of $1,207,384. The decrease was due to timely payment from the customers for the June 30, 2025 account receivables payments. All of AR balance as of June 30, 2024 has been collected and approximately 91.0% of accounts receivable balance as of June 30, 2025 has been collected as of September 30, 2025. The collected accounts receivable is available cash, which can be used as working capital for our business operation if necessary.

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

●	A decrease in accounts payable of $986,372. We decreased the purchase of electronic component products from various suppliers with payment terms ranging from one to three months. We make payment to suppliers based on payment terms and upon receiving the invoices from suppliers. 92.5% of accounts payable balances as of June 30, 2025 has been fully settled of September 30, 2025.

●	A decrease in contract liabilities of $808,666. Our customers are typically required to make certain prepayment to us before we purchase products from suppliers. We record such prepayment as deferred revenue because our performance obligation associated with delivery of products to customers had not been satisfied as of the balance sheet date.

●	A decrease in advances to suppliers of $2,266,224 due to the less purchase required prepayment to the suppliers in fiscal year 2025.

●	An increase in taxes payable of $267,625 due to increased value added taxes payables.

For a detailed description of the comparison of operating activities ended Jun 30, 2024 to the year ended June 30, 2023, see “Item 5. Operating and Financial Review and Prospects—Our Organization—Results of Operations for the Fiscal Years Ended June 30, 2024, 2023 and 2022” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission October 25, 2024.

Investing Activities

Net cash used in investing activities amounted to $79,741 for the fiscal year ended June 30, 2025, primarily consisting of purchase of property and equipment of $32,478, purchase of intangible assets of $47,263, and an increase in short-term investment $4,051,068 to purchase interest-bearing wealth management financial products from PRC banks to earn interest income, offset by a collection of $4,051,068 short-term investments proceeds upon maturity.

For a detailed description of the comparison of operating activities ended Jun 30, 2024 to the year ended June 30, 2023, see “Item 5. Operating and Financial Review and Prospects—Our Organization—Results of Operations for the Fiscal Years Ended June 30, 2024, 2023 and 2022” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission October 25, 2024.

Financing Activities

The net cash used in financing activities amounted to $2,913,017 for the year ended June 30, 2025, primarily consisting of proceeds from short-term bank loans of $168,375,378, proceeds from borrowings from related parties as working capital of $3,416,744, proceeds from notes payable of $4,334,761, and proceeds from the sale of common stock $111,882, offset by a repayment of short-term bank loans of $168,102,629, repayment of related parties borrowings of $3,684,978, and repayment of notes payable of $1,538,141.

For a detailed description of the comparison of financial activities ended Jun 30, 2024 to the year ended June 30, 2023, see “Item 5. Operating and Financial Review and Prospects—Our Organization—Results of Operations for the Fiscal Years Ended June 30, 2024, 2023 and 2022” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission October 25, 2024.

Commitments and contingencies

From time to time, we are a party to various legal actions arising in the ordinary course of business. We accrue costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the years ended June 30, 2025, 2024 and 2023, we did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on our consolidated financial position, results of operations and cash flows.

As of June 30, 2025, we had the following contractual obligations:

	Total	Less than 1 year	1 – 2 years	More than 2 years
Contractual obligations
Repayment of short-term bank loans(1)	$9,893,448	$9,893,448	$—	$—
Operating lease commitment(2)	199,119	81,608	66,250	51,261
Total	$10,092,567	$9,975,056	$66,250	$51,261

(1)	As of June 30, 2025, we borrowed total of $9,893,448 short-term loans from PRC banks as working capital (including $3.1 million short-term loans from Shanghai Pudong Development Bank, $1.0 million short-term loans from Agricultural Bank of China, $4.4 million short-term loans from HSBC Bank (China) Company Limited and $1.4 million short-term loans from Huaxia bank) with maturity date ranging from November 22, 2024 to February 27, 2026, with effective interest rate ranging from 2.9% to 3.6% per annum. Most of these short-term loans have been repaid upon maturity (see Note 11).
(2)	The Company’s PRC subsidiaries entered into operating lease agreements with landlords to lease warehouse and office space. For the years ended June 30, 2025 and 2024, total operating lease commitment amounted to $199,119 and $52,012, respectively (see Note 18).

Subsequent after June 30, 2025, we have borrowed additional $1.0 million short-term loans from various PRC banks in total, which we believe sufficient for our current operation in the next 12 months.

As of June 30, 2025, future minimum lease payments under non-cancelable operating lease agreement are as follows:

Twelve Months ended June 30,	Lease expense
2026	439,046
2027	254,930
2028	152,234
Total future minimum lease payments	$846,210
Less: Imputed interest	(18,948)
Total	$827,262

The future minimum lease payment consists of lease future payment from lease agreements with terms that are shorter than twelve months which was not included in lease liability in balance sheet and lease liability from lease agreements with terms that are greater than twelve months which are classified as lease liability (see Note 10).

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of June 30, 2025, 2024 and 2023.

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

Our research and development expenses were $463,173, $481,548 and $437,261 for the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

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

Accounts receivable

Accounts receivables are presented net of allowance for credit losses. The Company reduces accounts receivable by recording an allowance for doubtful accounts to account for the estimated impact of collection issues resulting from a client’s inability or unwillingness to pay valid obligations to the Company. The Company determines the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivable when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after the management has determined that the likelihood of collection is not probable. As of June 30, 2025, 2024 and 2023, there was no expected credit loss.

Inventories

Inventories are comprised of purchased electronic components products to be sold to customers. Inventories are stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. The Company reviews its inventories periodically to determine if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. The inventory allowance as of June 30, 2025, 2024 and 2023 was $374, nil and $1,851, respectively.

Advances to suppliers

Advance to suppliers consists of balances paid to suppliers for purchase of electronic components that have not been provided or received. Advance to suppliers is short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of June 30, 2025, 2024 and 2023, there was no allowance recorded as the Company considers all of the advances to be fully realizable.

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

The Company accounts for revenue from sales of electronic components on a gross basis as the Company is responsible for fulfilling the promise to provide the desired electronic component products to customers, and is subject to inventory risk before the product ownership and risk are transferred and has the discretion in establishing prices. All of the Company’s contracts are fixed price contracts and have one single performance obligation as the promise is to transfer the individual goods to customers, and there is no separately identifiable other promises in the contracts. The Company’s revenue from sales of electronic components is recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The Company determines that control has transferred, and revenue is recognized, upon the customer’s receipt and formal acceptance of the goods, as evidenced by a proof of delivery. This policy is applied in accordance with ASC 606, and the Company’s contracts typically stipulate that acceptance occurs at delivery. Advance payment from customers is recorded as contract liabilities first and then recognized as revenue when products are delivered to the customers and the Company’s performance obligations are satisfied. The Company does not routinely allow customers to return products and historically return allowance was immaterial. There is no separate rebate, discount, or volume incentive involved. Revenue is reported net of all value added taxes (“VAT”).

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

The Company merely acts as an agent in this type of transaction and earns a commission fee ranging from 0.15% to 2% based on the value of the merchandise that customers purchase from suppliers and such commission fee is not refundable. The Company does not have control of the goods in this type of transaction, has no discretion in establishing prices and does not have the ability to direct the use of the goods to obtain substantially all the benefits. Revenue is recognized only at the point when the Company’s customs clearance, warehousing, logistic and delivery services are completed and evidenced by the customer’s signed proof of delivery, which constitutes the customer acknowledge of receipt and service completion. Revenues are recorded net of sales taxes and value added taxes.

Contract Assets and Liabilities

We did not have contract assets as of June 30, 2025, 2024 and 2023.

Contract liabilities are recognized for contracts where payment has been received in advance of delivery. Our contract liabilities, which are reflected in our consolidated balance sheets as deferred revenue of $2,218,095, $3,037,609 and $1,671,353 as of June 30, 2025, 2024 and 2023, respectively. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling expense when incurred.

Disaggregation of revenue

Revenue disaggregated by product and service types was as follows for the fiscal years ended June 30, 2025, 2024 and 2023:

	For the years ended June 30,
	2025	2024	2023
Sales of electronic components products:
Semiconductor:
Integrated Circuits	$103,996,133	$93,611,171	$36,208,767
Power/Circuit Protection	14,705,571	2,135,446	13,902,350
Discretes	9,976,721	997,097	16,047,821
Passive Components	9,233,555	5,706,403	99,326,417
Optoelectronics/Electromechanical	11,750,060	17,733,992	8,535,997
Other semiconductor products	21,547,984	3,954,028	15,366,941
Equipment, tools and others:
Equipment	3,620	29,665,978	10,102,545
Tools and others	13,316,037	21,516,780	11,632,317
Total sales of electronic components products	184,529,681	175,320,895	211,123,155
Service commission fees	2,519,010	2,612,995	3,282,071
Total revenue	$187,048,691	$177,933,890	$214,405,226

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2025, 2024 and 2023. We do not believe that there was any uncertain tax provision as of June 30, 2025, 2024 and 2023. Our subsidiaries in Hong Kong are subject to the profit taxes in Hong Kong. Our subsidiaries in China are subject to the income tax laws of the PRC. Through its Hong Kong subsidiaries and parent company, for the fiscal year ended June 30, 2025, the Company’s net income was $410,999; for the fiscal years 2024 and 2023, the Company generated net loss of $1,964,641 and net income of $554,846 respectively. As of June 30, 2025, all of the tax returns of our subsidiaries remain available for statutory examination by Hong Kong and PRC tax authorities.

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

Name	Age	Position
Lei Xia	57	Chief Executive Officer, Chairman of the Board
Duanrong Liu	50	Chief Operating Officer, Director
Wei Xia(1)	59	Independent Director
Qi (Jeff) He(2)	54	Independent Director
Tianshi (Stanley) Yang(3)	35	Independent Director

(1)	Chair of the Audit Committee and audit Committee financial expert.
(2)	Chair of the Compensation Committee.
(3)	Chair of the Nominating Committee.

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

B. Compensation

Summary Compensation Table

The following table shows the annual compensation paid in cash by us for the fiscal year ended 2025.

Name/principal position	Salary	Equity Compensation	All Other Compensation	Total Paid
Lei Xia/CEO(1)	$192,902	$-	$-	$192,902
Duanrong Liu/COO(2)	$133,133	$-	$-	$133,133

(1)	Appointed Chief Executive Officer effective as of June 25, 2015.
(2)	Appointed Chief Operation Officer effective as of June 25, 2015.

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

As of the date of this Annual Report, we have issued a total of 1,647,952 options under the Plan, and there is no option outstanding. During the fiscal years of 2024, 2023 and 2022, we have not issued any options additionally under the Plan. The following is a summary of the Plan and is qualified by the full text of the Plan.

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

D. Employees

As of the date of this Annual Report, we have a total of 97 full-time employees, of which 15 are in research and development, 22 are in sales and marketing, 36 are in technical and customer services, 3 are in Risk and Internal Audit, and 21 are in general administration.

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

The percentage of beneficial ownership owned is based on 8,188,610 Class A Ordinary Shares and 3,829,500 Class B Ordinary Shares outstanding as of the date of this Annual Report.

	Class A Ordinary Shares		Class B Ordinary shares
		% of Voting		% of Total Voting
Name and Address of Beneficial Owner	Shares	Power**	Shares	Power**
Directors and Named Executive Officers
Lei Xia(1)(3)	250,000	*	1,969,500	42.37%
Duanrong Liu(2)(4)	164,769	*	1,860,000	40.01%
Wei Xia	2,500	*	—	—
Qi (Jeff) He	—	—	—	—
Tianshi (Stanley) Yang	—	—	—	—
All executive officers and directors as a group (5 persons)	417,269	*	3,829,500	82.38%
5% Shareholders
Xuyan Development Limited(3)	—	—	1,719,500	36.99%
Forerunner Universal Limited(4)	—	—	1,635,000	35.17%

Unless otherwise indicated, the business address of each of the individuals is ICZOOM, Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen, Guangdong, China, 518000.

*	Less than 1%

**	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. According to our charter, each Class A Ordinary Shares entitles to 1 vote and each Class B Ordinary Share entitles to 10 votes.

(1)	Mr. Lei Xia is the Chief Executive Officer and the Chairman of the board of directors of ICZOOM.
(2)	Ms. Duanrong Liu is the Chief Operating Officer and the Director of ICZOOM.
(3)	Xuyan Development Limited is a limited liability company incorporated under the British Virgin Islands laws and wholly owned by Mr. Lei Xia. The address of the business is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Xuyan Development Limited is Mr. Lei Xia.
(4)	Forerunner Universal Limited is a limited liability company incorporated under the British Virgin Islands laws and wholly owned by Ms. Duanrong Liu. The address of the business is Tricor Services (BVI) Limited, 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Forerunner Universal Limited is Ms. Duanrong Liu.

As of October 20, 2025, there were 15 holders of record entered in our Class A ordinary share register and 4 holders of record entered in our Class B ordinary share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B. Related Party Transactions

a. Due to related parties

Due to related parties consists of the following:

Name	Related party relationship	June 30, 2025
Mrs. Duanrong Liu	Shareholder, Chief Operating Officer, and Director	$184,859
Mr. Lei Xia	Shareholder, Chief Executive Officer, and Chairman	-
Other shareholders	Shareholders of the Company	20,626
Total due to related parties		$205,485

As of the date of this Annual Report, the total due to related parties was $205,485. As of the date of this Annual Report and June 30, 2025, the balance due to related parties was loan advance from the Company’s shareholders and was used as working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

b. Loan guarantee provided by related parties

In connection with the Company’s short-term borrowings from the PRC banks, the Company’s controlling shareholder and Chief Executive Officer and several other shareholder jointly signed guarantee agreements by pledging their personal properties with the banks to secure the bank loans. The Company also incurred loan origination fees of $81,404 as of June 30, 2025, to be paid to these related parties for providing such loan guarantees.

As of the date of the Annual Report, the Company had outstanding balance of $6.8 million loans from various PRC banks, which were guaranteed by the Company’s certain shareholders.

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

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our Class A Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol “IZM.” Holders of Class A Ordinary Shares should obtain current market quotations for their securities.

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

Hong Kong Taxation

Our subsidiaries incorporated in Hong Kong are subjected to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on or after April 1, 2018, the two-tiered profits tax rates regime took effect, under which the profits tax rate is 8.25% on assessable profits of the first HK$2 million and 16.5% on any assessable profits in excess of HK$2 million. For connected entities, as is the case of our four Hong Kong subsidiaries, ICZOOM HK, Ehub, Hjet HK and Components Zone HK, only one of the connected entities can elect to be charged at two-tiered profits tax rates. For the years ended June 30, 2025 and 2025, Ehub has elected to be charged at two-tiered profits tax rates, while our other Hong Kong subsidiaries, ICZOOM HK, Hjet HK and Components Zone HK, are still subject to Hong Kong profits tax rate at 16.5% of taxable income earned in Hong Kong. Hong Kong does not impose a withholding tax on dividends.

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

Concentration of Credit Risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of June 30, 2025, the aggregate amounts of cash of $8,379,492 was deposited at major financial institutions located in the PRC and Hong Kong. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivables are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations. The Company maintains an allowance for doubtful accounts, and actual losses have generally been within management’s expectations.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company’s exposure to interest rate risk also arises from borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Company have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage such interest risk exposure. The Company has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year ended June 30, 2025.

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

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2025. Based on that evaluation, our CEO concluded that our disclosure controls and procedures as of June 30, 2025 were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

In connection with the audit of our financial statements for the years ended June 30, 2025 and 2023, we identified the material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of June 30, 2025. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and for the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2025. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of June 30, 2025, our internal control over financial reporting was not effective due to the lack of dedicated resources to take responsibility for the finance and accounting functions and for the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Audit Alliance LLP for the year ended June 30, 2025 and 2024, respectively:

	June 30, 2025(1)	June 30, 2024
	USD	USD
Audit Fees	$200,000	$200,000
Audit Related Fees	41,000	141,500
Tax Fees	-	-
All Other Fees
Total Fees	$241,000	$341,500

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

Not applicable.

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

Item 16K. CYBERSECURITY

Risk Management and Strategy

We have established policies and processes for assessing, identifying, and managing material risks from cybersecurity threats and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct risk assessments to identify cybersecurity threats in accordance with the Cybersecurity Law and Data Security Law of the PRC and our relevant procedures and policies. Our risk assessments are conducted by the security inspection team, the risk assessment team and the IT Engineering Department, collectively, which is overseen by the COO. The security inspection team conducts quarterly and monthly security inspections of, including but not limited to, network boundary security protection, wireless network security protection, network security protection and server inspection. If any existing or potential vulnerabilities, suspicious activities or potential risks are identified during the security inspection, the security inspection team will make a report to the risk assessment team. The risk assessment team consists of six members, including the COO, the head of the IT Engineering Department and the members from the security department, business department and risk and internal audit department. Based on the security inspection report, the risk assessment team will use third-party software to scan the subject system and identify the particular network vulnerability, analyze the potential internal and external risks and review the sufficiency of existing policies, procedures and safeguards in place. The risk assessment team will make a report to the IT Engineering Department for them to implement remedial actions based on the report, including but not limited to, modifying, repairing or updating subject program or software, installing and maintaining safeguards, improving data classification, updating access control and encryption standards, amending existing procedures, policies or emergency response protocols and conducting security training. During the fiscal year ended June 30, 2025, we identified certain potential risks in connection with the server security through our risk assessments. To take precautionary actions, we repaired and updated our server program. We believe that these potential risks did not have a material impact on the Company’s results of operations or financial condition.

As part of the overall risk management strategies, we also conduct cybersecurity trainings for our employees.

During the fiscal year ended June 30, 2025 and to the date of this Annual Report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us and our business strategy, results of operations or financial condition. For additional information regarding whether any risks from cybersecurity threats, please refer to Item 1A, “Risk Factors,” in this Annual Report on Form 10-K.

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

The IT Engineering Department, supported by the security inspection and risk assessment teams, is primarily responsible for the Company’s cybersecurity related matters, including but not limited to, planning and management of internal and external network, installation and maintenance of network equipment, identification and analysis of potential risks and incidents, optimization and implementation of network security measures and strategies, periodic internal trainings, as well as leading and coordinating in the event of network and security incidents. As of the date of this Annual Report, the IT Engineering Department consists of 15 members with relevant education background and employment experience. The head of the IT Engineering Department has over 20-year experience in enterprise resources planning, e-commerce platforms and information systems planning, construction, project management and development and implementation with a master degree in Software Engineering and advanced certificates of information system project manager, system architect and system analyst.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of ICZOOM Group Inc., and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1	Fourth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 1.1 to Annual Report on Form 20-F filed with the Securities and Exchange Commission on October 25, 2024)
2.1*	Specimen Ordinary Share Certificate
2.3	Description of Securities registered under Section 12 of the Securities Exchange Act of 1934
4.1*	2015 Equity Incentive Plan, as further amended on August 8, 2022
4.2*#	Employment Agreement between ICZOOM Group Inc. and Duanrong Liu dated as of November 1, 2022
4.3*#	Employment Agreement between ICZOOM Group Inc. and Lei Xia dated as of November 1, 2022
4.4*#	Employment Agreement between ICZOOM Group Inc. and Qiang He dated as of March 1, 2021
4.5*	Form of Indemnity Agreement
4.6*	Form of Director Offer Letter
4.7#	Employment Agreement between ICZOOM Group Inc. and Duanrong Liu dated as of May 1, 2023 (incorporated herein by reference to Exhibit 4.8 to the Annual Report on Form 20-F field with the SEC on October 25, 2024).
4.8#	Employment Agreement between ICZOOM Group Inc. and Lei Xia dated as of May 1, 2023 (incorporated herein by reference to Exhibit 4.9 to the Annual Report on Form 20-F field with the SEC on October 25, 2024).
8.1	List of Subsidiaries of the Registrant
11.1*	Code of Conduct and Ethics
11.2**	Insider Trading Policies
12.1	Certification of the Chief Executive Officer (Principal Executive Officer and Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1^	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Audit Alliance LLP
97.1	Clawback Policy (incorporated by reference to the identically named exhibit filed with the Annual Report on Form 20-F filed with the Securities and Exchange Commission on October 25, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Previously filed; incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 previously filed on February 14, 2023 (File No. 333-259012).

**	Previously filed; incorporated by reference to the identically named exhibit filed with Company’s Annual Report on Form 20-F/A previously filed on April 29, 2024 (File No. 001-41645).

#	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

^	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ICZOOM Group Inc.

By:	/s/ Lei Xia
Name:	Lei Xia
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	October 24, 2025

ICZOOM GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ICZOOM Group Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ICZOOM Group Inc. and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity and cash flows for the years ended June 30, 2025,2024 and 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for the years ended June 30, 2025,2024 and 2023 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

/s/ Audit Alliance LLP

Singapore

October 24, 2025

We have served as the Company’s auditor since 2023.

ICZOOM GROUP INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of June 30,
	Note	2025	2024
ASSETS
CURRENT ASSETS:
Cash		$1,750,420	$2,453,728
Restricted cash		6,629,072	3,031,232
Short-term investments		-	-
Notes receivable		11,063	3,071
Accounts receivable	3	27,218,260	28,297,491
Inventories, net	4	1,326,007	339,286
Advances to suppliers	5	1,756,138	4,022,696
Prepaid expenses and other current assets	7	1,524,801	984,563
TOTAL CURRENT ASSETS		40,215,761	39,132,067

Property and equipment, net	8	57,637	123,295
Right-of-use assets, net		822,100	379,101
Intangible assets, net	9	128,095	204,033
Other non-current assets		14,879	1,448
Deferred tax assets	13	-	135,098
TOTAL NON-CURRENT ASSETS		1,022,711	842,975
TOTAL ASSETS		$41,238,472	$39,975,042

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans, net	11	$9,893,448	$10,211,264
Notes payable	11	4,330,452	1,543,465
Accounts payable	12	4,278,634	5,263,945
Contract liabilities		2,218,095	3,037,609
Due to related parties	14	205,485	474,544
Taxes payable	13	3,506,606	3,251,484
Lease liabilities	10	391,436	408,001
Accrued expenses and other current liabilities		556,831	404,016
TOTAL CURRENT LIABILITIES		25,380,987	24,594,328
Lease liabilities	10	435,826	-
TOTAL NON-CURRENT LIABILITY		435,826	-
TOTAL LIABILITIES		25,816,813	24,594,328

COMMITMENTS AND CONTINGENCIES	18

SHAREHOLDERS’ EQUITY
Class A shares: 30,000,000 shares authorized with a par value of US$0.16, 8,151,910 shares issued and outstanding and 7,171,858 shares issued and outstanding as of June 30, 2025 and 2024, respectively;	16	1,304,306	1,147,497
Class B shares: 5,000,000 shares authorized with a par value of US$0.16 each, 3,829,500 shares issued and outstanding as of June 30, 2025 and June 30, 2024.	16	612,720	612,720
Additional paid-in capital		20,525,622	19,956,956
Statutory reserve	16	624,097	624,097
Accumulated deficit		(6,412,100)	(7,606,597)
Accumulated other comprehensive income/(loss)		(1,232,986)	646,041
TOTAL SHAREHOLDERS’ EQUITY		15,421,659	15,380,714
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$41,238,472	$39,975,042

*	Retrospectively restated for effect of 1-for-4 reverse split on October 2020 and 1-for-2 reverse split on August 8, 2022 of the ordinary shares, see Note 16.

The accompanying notes are an integral part of these consolidated financial statements

ICZOOM GROUP INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

		For the Years ended June 30,
	Note	2025	2024	2023
Revenue, net
Sales of electronic components		$184,529,681	$175,320,895	$211,123,155
Service commission fees		2,519,010	2,612,995	3,282,071
Total revenue, net		187,048,691	177,933,890	214,405,226
Cost of revenue		180,938,212	172,983,529	209,112,615
Gross profit		6,110,479	4,950,361	5,292,611

OPERATING EXPENSES
Selling expenses		2,163,327	2,343,841	1,991,992
General and administrative expenses		2,962,731	3,950,351	2,425,587
Total operating expenses		5,126,058	6,294,192	4,417,579
INCOME/(LOSS) FROM OPERATIONS		984,421	(1,343,831)	875,032

OTHER INCOME/(EXPENSES)
Foreign exchange transaction gain/(loss)		814,093	(258,649)	1,788,870
Interest expense		(397,072)	(696,908)	(567,915)
Short-term investment income		135,947	67,293	14,748
Subsidy income		37,139	54,104	125,125
Other expenses, net		(81,623)	(160,022)	(219,020)
Total other income/(expenses), net		508,484	(994,182)	1,141,808
INCOME/(LOSS) BEFORE INCOME TAX PROVISION		1,492,905	(2,338,013)	2,016,840
INCOME TAX BENEFIT/(EXPENSES)	13	(298,408)	65,716	(265,670)
NET INCOME/(LOSS)		1,194,497	(2,272,297)	1,751,170
Foreign currency translation adjustments		(1,879,027)	839,409	(1,238,224)
TOTAL COMPREHENSIVE (LOSS)/INCOME		$(684,530)	$(1,432,888)	$512,946

(LOSS) EARNINGS PER ORDINARY SHARE:
– BASIC		$0.10	$(0.22)	$0.19
– DILUTED		$0.10	$(0.20)	$0.18

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*:
– BASIC		11,553,669	10,415,461	9,201,374
– DILUTED		11,553,669	11,084,571	9,918,931

*	Retrospectively restated for effect of 1-for-4 reverse split on October 2020 and 1-for-2 reverse split on August 8, 2022 of the ordinary shares, see Note 16.

The accompanying notes are an integral part of these consolidated financial statements

ICZOOM GROUP INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE, 2025 AND 2024 AND 2023

	Ordinary Shares, $0.16 par*				Additional			Accumulated Other	Total
	Class A Shares	Amount	Class B Shares	Amount	Paid-in Capital	Statutory Reserve	Accumulated Deficit	Comprehensive Income (Loss)	Shareholders’ Equity

Balance as of June 30, 2022	4,996,874	$799,499	3,829,500	$612,720	$14,499,213	$624,097	$(7,085,470)	$1,044,856	$10,494,915
Employee common share options	—	—	—	—	102,783	—	—	—	102,783
Net income for the year	—	—	—	—	—	—	1,751,170	—	1,751,170
Issuance of new shares	1,500,000	240,000	—	—	4,193,552	—	—	—	4,433,552
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,238,224)	(1,238,224)

Balance as of June 30, 2023	6,496,874	$1,039,499	3,829,500	$612,720	$18,795,548	$624,097	$(5,334,300)	$(193,368)	$15,544,196
Net (loss) for the year	—	—	—	—	—	—	(2,272,297)	—	(2,272,297)
Issuance of new shares	674,984	107,998	—	—	1,161,408	—	—	—	1,269,406
Foreign currency translation adjustment	—	—	—	—	—	—	—	839,409	839,409

Balance as of June 30, 2024	7,171,858	$1,147,497	3,829,500	$612,720	$19,956,956	$624,097	$(7,606,597)	$646,041	$15,380,714
Net (income) for the year	—	—	—	—	—	—	1,194,497	—	1,194,497
Issuance of new shares	980,052	156,809	—	—	568,666	—	—	—	725,475
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,879,027)	(1,879,027)
Balance as of June 30, 2025	8,151,910	$1,304,306	3,829,500	$612,720	$20,525,622	$624,097	$(6,412,100)	$(1,232,986)	$15,421,659

*	Retrospectively restated for effect of 1-for-4 reverse split on October 2020 and 1-for-2 reverse split on August 8, 2022 of the ordinary shares, see Note 16.

The accompanying notes are an integral part of these consolidated financial statements

ICZOOM GROUP INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended June 30,
	2025	2024	2023
Cash flows from operating activities:
Net income/(loss)	$1,194,497	$(2,272,297)	$1,751,170
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	206,817	258,557	197,233
Property and equipment written off	-	-	882
Loss from disposal of property and equipment	-	1,295	-
Amortization of right-of-use assets	533,667	595,440	381,795
Reversal provision for credit loss	-	-	(99,003)
Provision /(Reversal) for inventory impairment	374	(1,851)	1,851
Share-based compensation	608,573	1,161,408	1,325,616
Debt issuance costs	-	160,681	102,783
Deferred income tax provision	134,632	(134,836)	23,465
Unrealized exchange (gain)/ loss	(738,603)	265,606	(383,469)
Changes in operating assets and liabilities:
Notes receivable	(8,014)	(3,072)	18,000
Accounts receivable	1,207,384	49,480,387	(3,711,373)
Inventories	(988,685)	506,206	(495,580)
Advances to suppliers	2,266,224	(2,413,698)	5,004,076
Prepaid expenses and other current assets	(613,354)	362,826	315,056
Accounts payable	(986,372)	(46,402,108)	(6,364,245)
Contract liabilities	(808,666)	1,348,015	(1,832,960)
Taxes payable	267,625	286,206	421,057
Lease liabilities	420,736	(620,044)	(392,422)
Accrued expenses and other current liabilities	49,517	(496,471)	(15,764)
Net cash provided by (used in) operating activities	2,746,352	2,082,250	(3,751,832)

Cash flows from investing activities:
Purchase of property and equipment	(32,478)	(97,455)	(81,913)
Proceeds from disposal of property and equipment	-	2,246	-
Purchase of intangible assets	(47,263)	(60,239)	(63,698)
Purchase of short-term investments	(4,051,068)	(1,122,520)	(4,125,704)
Proceeds upon maturity of short-term investments	4,051,068	1,122,520	4,127,088
Net cash used in investing activities	(79,741)	(155,448)	(144,227)

Cash flows from financing activities:
Proceeds from short-term bank loans	168,375,378	26,947,383	30,912,118
Repayments of short-term bank loans	(168,102,629)	(30,953,952)	(27,708,103)
Proceeds from loans payable to third-parties	-	1,015,000	660,000
Repayments from loans payable to third-parties	-	(1,015,000)	(760,000)
Proceeds from banker’s acceptance notes payable	4,334,761	4,490,080	-
Repayment of banker’s acceptance notes payable	(1,538,141)	(2,946,120)	-
Proceeds from borrowings from related parties	3,416,744	10,738,325	5,540,543
Proceeds from sale of common stock, net of issuance costs	111,882	1,269,406	4,433,552
Repayment of related party borrowings	(3,684,978)	(11,791,154)	(4,328,894)
Net cash provided by (used in) financing activities	2,913,017	(2,246,032)	8,749,216
Effect of exchange rate fluctuation on cash and restricted cash	(2,685,096)	(609,177)	(1,391,813)

Net increase (decrease) in cash and restricted cash	2,894,532	(928,407)	3,461,344
Cash and restricted cash at beginning of year	5,484,960	6,413,367	2,952,023
Cash and restricted cash at end of year	$8,379,492	$5,484,960	$6,413,367

Supplemental of cash information
Cash paid for income taxes	$(100,075)	$(154,623)	$(190,438)
Cash paid for interest	$(397,071)	$(696,908)	$(567,915)
Supplemental disclosure of non-cash information:
Lease liabilities arising from obtaining right-of-use assets	$960,977	$105,885	$241,678

The following tables provide a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the consolidated statement of cash flows:

	June 30, 2025	June 30, 2024	June 30, 2023
Cash, end of year	$1,750,420	$2,453,728	$1,109,834
Restricted cash, end of year	6,629,072	3,031,232	5,303,533
Total cash and restricted cash, end of year	$8,379,492	$5,484,960	$6,413,367

	June 30, 2025	June 30, 2024	June 30, 2023
Cash, beginning of year	$2,453,728	$1,109,834	$1,134,416
Restricted cash, beginning of year	3,031,232	5,303,533	1,817,607
Total cash and restricted cash, beginning of year	$5,484,960	$6,413,367	$2,952,023

The accompanying notes are an integral part of these consolidated financial statements

ICZOOM GROUP INC. AND ITS SUBSIDIARIES

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

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
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

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
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

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
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

Uses of estimates

In preparing the consolidated financial statements in conformity U.S. GAAP, the management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and inventory valuations, assessment for the impairment of long-lived, and revenue recognition. Changes in estimates are recognized in the period of change and future periods, as per ASC 250. Actual results could differ from those estimates.

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

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Concentration of credit risks

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2025, cash and cash equivalents of $1,351,566 were deposited in financial institutions in the PRC, and each bank accounts is insured by the PRC government with the maximum limit of RMB500,000 (equivalent $69,846). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

Interest rate risk

The Company’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company’s exposure to interest rate risk also arises from borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Company have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage such interest risk exposure. The Company has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year ended June 30, 2025.

Liquidity risk

The Company’s short-term debt accounts for a relatively high proportion. If the operating cash flow cannot cover the principal and interest of short-term debt, it will face great refinancing pressure. Affected by macroeconomic cycle, industry competition and seasonal factors, the company’s cash flow from operating activities may fluctuate. If sales revenue collection slows down or profitability declines, it will directly impair internal cash flow generation ability.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in the PRC and Hong Kong. The Company’s cash balances in these bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash consists of cash deposited with the PRC banks and used as collateral to secure the Company’s short-term bank loans. In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires entities to present the aggregate changes in cash, cash equivalents restricted cash and restricted cash equivalents in the statement of cash flows. As a result, the statement of cash flows will be required to present restricted cash and restricted cash equivalents as a part of the beginning and ending balances of cash and cash equivalents. The Company adopted the updated guidance retrospectively and presented restricted cash within the ending cash and restricted cash balance on the Company’s consolidated statement of cash flows for the years presented.

Notes receivable

Notes receivable represent banks’ acceptances that have been arranged with third-party financial institutions by certain customers to settle their purchases from us. These notes receivables are non-interest bearing and are collectible within six to twelve months. As of June 30, 2025 and 2024, the Company had $11,063 and $3,071 of notes receivable balance, respectively.

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable

Accounts receivable are presented net of allowance for credit losses. The allowance is measured under the Current Expected Credit Loss (CECL) model. The Company reduces accounts receivable by recording an allowance for doubtful accounts to account for the estimated impact of collection issues resulting from a client’s inability or unwillingness to pay valid obligations to the Company. The Company determines the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivable when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after the management has determined that the likelihood of collection is not probable. As of June 30, 2025 and 2024, there was no expected credit loss.

Accounts receivable reconciliation with customers is as follows:

	June 30, 2025	June 30, 2024
Balance at the beginning of the year	$28,297,491	$76,690,246
Converted into accounts receivable due to performance of the contract	159,830,431	149,636,399
Customer payments received in the current period	(160,909,662)	(198,029,154)
Provision for credit loss	-	-
Balance at the ending of the year	$27,218,260	$28,297,491

Inventories, net

Inventories are comprised of purchased electronic components products to be sold to customers. Inventories are stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. The Company reviews its inventories periodically to determine if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to damaged and slow-moving goods, which is dependent upon factors such as historical and forecasted consumer demand, and specific customer requirements. The Company takes ownership, risks and rewards of the products. Write downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive (loss) income. Inventory allowance amounted to $374 and nil as of June 30, 2025 and 2024, respectively.

Advances to suppliers, net

Advances to suppliers consists of balances paid to suppliers for purchase of electronic components that have not been provided or received. Advances to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of June 30, 2025 and 2024, there was no allowance recorded as the Company considers all of the advances to be fully realizable.

Short-term investments

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks with maturities ranging from one month to twelve months. The banks invest the Company’s fund in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 0.5% to 4.5% per annum. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities. The interest earned is recognized in the consolidated statements of operations and comprehensive (loss)/income over the contractual term of these investments (see Note 6).

Leases

On July 1, 2021, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases (FASB ASC 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

For operating leases, the Company calculated ROU assets and lease liabilities based on the present value of the remaining lease payments as of the date of adoption. The remaining balance of lease liabilities are presented within current portion of operating lease liabilities and the non-current portion of operating lease liabilities on the consolidated balance sheets (see Note 10).

Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation. Depreciation of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

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

Intangible assets, net

The Company’s intangible assets primarily consist of internal-use software development costs associated with the Company’s e-commerce platform. The intangible assets resulting from development expenditures are recognized if, and only if, all of the following conditions are met: (i) technical feasibility to complete the intangible asset so it will be available for use or sale; (ii) the intention to complete the intangible asset and use it or sell it; (iii) ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits; (v) the availability of proper technical, financial, and other resources to complete the development of the intangible asset and to use it or sell it, and (vi) the ability to measure reliably the expenditure attributable to the intangible asset during its development. Intangible assets are carried at cost less accumulated amortization and any recorded impairment. The Company’s intangible assets, net, are reflected in its consolidated balance sheets at $128,095 and $204,033 as of June 30, 2025 and 2024, respectively. The Company amortizes its intangible assets over useful lives of 10 year using a straight-line method, which reflects the estimated pattern in which the economic benefits of the internally developed software are to be consumed.

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment and intangible assets and right-of-use asset, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model. There were no impairments of these assets as of June 30, 2025 and 2024.

Borrowings

Borrowings comprise short-term borrowings. Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
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

The Company uses discount at market interest rates for borrowing and leases approximated using discounted cash flows.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, restricted cash, short-term investments, notes receivable, accounts receivable, inventories, and other current assets, short-term bank loans, short-term borrowings — third-party loans, notes payable, accounts payable, due to related parties, accrued expenses, and other current liabilities approximate the fair value of the respective assets and liabilities as of June 30, 2025 and 2024 based upon the short-term nature of the assets and liabilities.

Foreign currency translation

The functional currency for ICZOOM, ICZOOM HK, Ehub, Hjet HK and Components Zone HK is the U.S Dollar (“US$”). The Company primarily operates its business through its PRC subsidiaries as of June 30, 2025. The functional currency of the Company’s PRC subsidiaries and the is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into US$. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2025	June 30, 2024	June 30, 2023
Period-end spot rate	US$1=RMB 7.1586	US$1=RMB 7.1268	US$1=RMB 7.2254
Average rate	US$1=RMB 7.1515	US$1=RMB 7.1245	US$1=RMB 6.9881

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
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

The Company accounts for revenue from sales of electronic components on a gross basis. It is responsible for fulfilling the promise to provide the desired electronic component products to customers, is subject to inventory risk prior to transfer control, and has the discretion in establishing prices.

The Company’s revenue is recognized in accordance with Accounting Standards Codification Topic 606, Revenue from Contract with Customers (“ASC 606”). ASC 606 requires the use of a five-step model, which requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when the Company satisfies the performance obligation

The Company’s contracts with customers are fixed price contracts and have one single performance obligation, which is the promise to transfer the specified goods. The entire transaction price is allocated to this obligation. Revenue is recognized at a point in time when control of the goods is transferred to the customer, which is determined to occur upon the customer’s acceptance of the goods at delivery, as evidenced by a signed proof of delivery. Revenue is reported net of all valued added taxes (“VAT”)

Advance payments from customers are recorded as contract liabilities and are recognized as revenue when the products are delivered and the performance obligation is satisfied. The Company does not routinely allow product returns, and historically, returns have been immaterial. There are no separate rebates, discounts, or volume incentives offered.

Service commission fees

The Company’s service commission fees primarily consist of (1) fees charged to customers for assisting them for customs clearance when they directly purchase electronic component products from overseas suppliers; (2) fees charged to customers for providing temporary warehousing and organizing the product shipping and delivery to customer designated destinations after customs clearance. There are no separately identifiable other promises in the contracts.

The Company’s revenue from commission fees is recognized in accordance with ASC 606. ASC 606 requires the use of a five-step model, which requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when the Company satisfies the performance obligation.

The Company’s contracts for these services have a single performance obligation, which is the promise to provide a comprehensive suite of services including customers clearance, warehousing, logistics, and delivery. The transaction price is a commission fee ranging from 0.15% to 2% of the value of the customer’s purchase from the supplier and is non-refundable. The entire transaction price is allocated to the single performance obligation.

The Company’s revenue is recognized at a point in time when the performance obligation is satisfied, which occurs upon the completion of the Company’s services as evidenced by the customer’s signed proof of delivery. The Company has determined that it acts as an agent in these transactions because it does not control the goods before they are transferred to the customer, has no discretion in establishing the pries of the goods, and does not have the ability to direct the use of the goods to obtain substantially all of the remaining benefits. The Company’s revenue from commission fees is reported net of any sales or VAT.

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract Assets and Liabilities

The Company did not have contract assets as of June 30, 2025 and 2024.

Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $2,218,095 and $3,037,609 as of June 30, 2025 and 2024, respectively. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling expense when incurred.

	June 30, 2025	June 30, 2024
Balance at the beginning of the year	$3,037,609	$1,671,353
Cash received in advance	368,582,387	321,360,209
Revenue recognized from opening balance of contract liabilities	(2,957,143)	(1,662,907)
Revenue recognized from contract liabilities arising during the period	(366,444,758)	(318,331,046)
Balance at the ending of the year	$2,218,095	$3,037,609

Disaggregation of revenue

The Company disaggregates its revenue from contracts by product and service types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

The summary of the Company’s total revenues by product and service type for the years ended June 30, 2025, 2024 and 2023 was as follows:

	For the years ended June 30,
	2025	2024	2023
Sales of electronic components products:
Semiconductor:
Integrated Circuits	$103,996,133	$93,611,171	$36,208,767
Power/Circuit Protection	14,705,571	2,135,446	13,902,350
Discrete	9,976,721	997,097	16,047,821
Passive Components	9,233,555	5,706,403	99,326,417
Optoelectronics/Electromechanical	11,750,060	17,733,992	8,535,997
Other semiconductor products	21,547,984	3,954,028	15,366,941
Equipment, tools and others:
Equipment	3,620	29,665,978	10,102,545
Tools and others	13,316,037	21,516,780	11,632,317
Total sales of electronic components products	184,529,681	175,320,895	211,123,155
Service commission fees	2,519,010	2,612,995	3,282,071
Total revenue	$187,048,691	$177,933,890	$214,405,226

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and whose operating results are regularly reviewed by the Company’s Chief Operating Decision Maker (“CODM”) to make decisions about resource allocation and performance assessment. The Company’s CODM has been identified as the Chief Executive Officer.

 The Company operates two B2B online platforms, www.iczoom.com and www.iczoomex.com, through which it engages in a single business activity: the sales of electronic components. The Company has determined that these platforms share similar long-term economic characteristics and, therefore, have been aggregated into a single operating segment. This conclusion is based on an assessment of the following factors, which are consistent across both platforms:

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Nature of Products and Services: Both platforms facilitate the distribution of similar electronic component products (e.g., integrated circuits, passive components).

Customer Type: The primary customer base for both platforms consists of small and medium-sized enterprises (SMEs) in China.

Distribution Methods: Both platforms utilize an identical online B2B distribution and logistics model.

Procurement and Economic Model: The Company employs a unified procurement process, inventory management, and pricing strategy, and the economic performance (e.g., gross margin profile) is consistent across both platforms.

As the CODM reviews the financial results and assesses the performance of the Company primarily on a consolidated basis, and based on the economic similarity of the platforms, the Company concludes that it has only one reportable segment.

Shipping and handling costs

Shipping and handling costs are expensed as incurred. Inbound shipping and handling cost associated with bringing the purchased electronic component products from suppliers to the Company’s warehouse are included in cost of revenue. Outbound shipping and handling costs associated with shipping and delivery the products to customers are included in selling expenses. For the years ended June 30, 2025, 2024 and 2023, shipping and handling costs included in cost of revenue amounted to $352,221, $452,885 and $474,543 and shipping and handling costs included in selling expenses amounted to $391,395, $408,440 and $423,606, respectively.

Research and development

The Company’s research and development activities primarily relate to development and implementation of its e-commerce platform and software. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s e-commerce platform. Capitalized software development costs amounted to $47,263, $60,239 and $63,698 for the years ended June 30, 2025, 2024 and 2023, respectively. Research and development expenses included in general and administrative expenses amounted to $463,173, $481,548 and $437,261 for the years ended June 30, 2025, 2024 and 2023, respectively, primarily comprising employee costs, and amortization and depreciation to intangible assets and property and equipment used in the research and development activities.

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended June 30, 2025, 2024 and 2023. The Company does not believe that there was any uncertain tax provision at June 30, 2025, 2024 and 2023. The Company’s subsidiaries in Hong Kong are subject to the profit taxes in Hong Kong. The Company’s subsidiaries in China are subject to the income tax laws of the PRC. For the years ended June 30, 2025, 2024 and 2023, the Company generated income before taxes of $1,320,656, $471,717 and $877,850 through its Hong Kong subsidiaries.

As of June 30, 2025, all of the tax returns of the Company’s subsidiaries remain available for statutory examination by Hong Kong and PRC tax authorities.

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
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

The following table sets forth the computation of basic and diluted earnings per share for the year ended June 30, 2025 and 2024:

	For the years ended June 30,
	2025	2024	2023
Numerator:
Net (loss)/income attributable to ordinary shareholders	$1,194,497	$(2,272,297)	$1,751,170

Denominator:
Weighted-average number of ordinary shares outstanding – basic	11,553,669	10,415,461	9,201,374
Outstanding options	-	730,637	742,762
Potentially dilutive shares from outstanding options	-	669,110	717,557
Weighted-average number of ordinary shares outstanding – diluted	11,553,669	11,084,571	9,918,931
(Loss)Earnings per share – basic	$0.10	$(0.22)	$0.19
(Loss)Earnings per share – diluted	$0.10	$(0.20)	$0.18

Employee benefit plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying consolidated statements of operations and comprehensive (loss)/income amounted to $194,411, $190,436 and $175,762 for the years ended June 30, 2025, 2024 and 2023, respectively.

Comprehensive (loss)income

Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain or loss resulting from translation of the consolidated financial statements expressed in RMB to US$ is reported in other comprehensive (loss)/income in the consolidated statements of comprehensive (loss)/income.

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
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

Government subsidies

Government subsidies are provided by the relevant PRC municipal government authorities to subsidize the cost of certain research and development projects. The Company recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled $37,139, $54,104 and $125,125 for the years ended June 30, 2025, 2024 and 2023, respectively.

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

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03 “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)”. The amendments in this update intend to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

In November 2024, the FASB issued No. 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of this ASU on its financial statements.

In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	June 30, 2025	June 30, 2024
Accounts receivable	$27,218,260	$28,297,491
Total Accounts receivable	$27,218,260	$28,297,491

The Company’s accounts receivable (“AR”) primarily includes balance due from customers when the Company’s products are sold and delivered to customers.

All of the June 30, 2024 accounts receivable balance has been collected. The following table summarizes the Company’s outstanding accounts receivable and subsequent collection by aging bucket:

	Balance as of June 30, 2025	Subsequent collection	% of collection
AR aged less than 6 months	$27,218,260	24,770,166	91.0%
Total Accounts Receivable	$27,218,260	24,770,166	91.0%

	Balance as of June 30, 2024	Subsequent collection	% of collection
AR aged less than 6 months	$28,297,491	$28,297,491	100.0%
Accounts Receivable	$28,297,491	$28,297,491	100.0%

NOTE 4 — INVENTORIES, NET

Inventories, net, consist of the following:

	June 30, 2025	June 30, 2024
Semiconductors	$1,266,143	$325,428
Equipment, tools and others	60,238	13,858
Inventory valuation allowance	(374)	-
Total inventory, net	$1,326,007	$339,286

Inventory impairment movement is as follows:

	For the years end
	2025	2024	2023
Beginning balance	$-	$1,851	$-
Additions	374	-	1,851
(Reversal)	-	(1,851)	-
Ending balance	$374	$-	$1,851

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — ADVANCES TO SUPPLIERS

Advances to suppliers, net, consist of the following:

	June 30, 2025	June 30, 2024
Advances to suppliers	$1,756,138	$4,022,696

Advances to suppliers represents balance paid to various suppliers for purchase of electronic components that have not been delivered. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of June 30, 2025 and 2024, there was no allowance recorded as the Company considers all of the advances to suppliers balance fully realizable. The June 30, 2024 advance to supplier balance has been fully realized in fiscal year 2024. As of September 30, 2025, approximately 99.3% or $1.7 million of the June 30, 2025 advances to suppliers balance has been realized.

NOTE 6 — SHORT-TERM INVESTMENT

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks with maturities ranging from one month to twelve months. The banks invest the Company’s fund in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 0.5% to 4.5% per annum.

Short-term investment consisted of the following:

	June 30, 2025	June 30, 2024
Beginning balance	$-	$-
Add: purchase additional wealth management financial products	4,051,068	1,122,520
Less: proceeds received upon maturity of short-term investment	(4,051,068)	(1,122,520)
Ending balance of short-term investment	$-	$-

Interest income generated from short-term investment amounted to $135,947, $67,293 and $14,748 for the years ended June 30, 2025, 2024 and 2023, respectively.

NOTE 7 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	June 30, 2025	June 30, 2024
Prepaid VAT(1)	1,289,379	457,056
Other receivables, net(2)	$186,053	$461,705
Prepaid expenses(3)	49,369	65,802
Prepaid expenses and other current assets	$1,524,801	$984,563

(1)	Prepaid VAT refers to the VAT generated from the company’s advance payment of taxes on behalf of the client. All the June 30, 2025 prepaid VAT balance approximately 100% of the September 30,2025 has been collected.

(2)	Other receivable includes, advances to employees for business development and security deposits for operating leases. As of June 30, 2025, the balance of other receivable mainly consists of $109,617 of security deposits for operating leases.

(3)	Prepaid expenses include mainly prepayment for rental expense and equipment maintenance, etc..

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	June 30, 2025	June 30, 2024
Office equipment and furniture	$199,977	$180,007
Automobiles	60,733	61,042
Leasehold improvement	117,124	183,526
Subtotal	377,874	424,575
Less: accumulated depreciation	(320,237)	(301,280)
Property and equipment, net	$57,637	$123,295

Depreciation expense was $97,897, $100,596 and $65,471 for the years ended June 30, 2025, 2024 and 2023, respectively.

NOTE 9 — INTANGIBLE ASSETS, NET

Intangible assets, net, mainly consist of the following:

	June 30, 2025	June 30, 2024
Capitalized internal-use software development costs	$1,016,871	$987,476
Less: accumulated amortization	(888,776)	(783,443)
Intangible assets, net	$128,095	$204,033

Amortization expense was $108,920, $157,961 and $131,762 for the years ended June 30, 2025, 2024 and 2023, respectively. Estimated future amortization expense for intangible assets is as follows:

Twelve months ending June 30,	Amortization expense
2026	90,031
2027	23,621
2028	11,346
2029	2,154
Thereafter	943
$128,095

NOTE 10 — LEASES

The Company’s PRC subsidiaries entered into operating lease agreements with landlords to lease office space and warehouse. As of June 30, 2025, the remaining lease terms for office space and warehouse were 2.9 years and 1.5 years respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental discount rate based on the interest rate for three-year government bond as published by China’s central bank in order to discount lease payments to present value. The discount rate of the Company’s operating leases for office space and warehouse were 1.93%. For the years ended June 30, 2025, 2024 and 2023, there was no variable lease cost. For the years ended June 30, 2025, 2024 and 2023, total operating lease expense amounted to $6,223, $6,004 and $432,422 respectively, and amortization of the operating lease right-of-use assets amounted to $533,667, $595,440 and $381,795, respectively. For the year ended June 30, 2025, the interest on lease liabilities amounted to $15,796.

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — LEASES (cont.)

Supplemental balance sheet information related to operating leases was as follows:

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	June 30, 2025	June 30, 2024
Operating lease right-of-use assets	$960,330	1,389,734
Operating lease right-of-use assets – accumulated amortization	(138,230)	(1,010,633)
Operating lease right-of-use assets – net	$822,100	379,101

Operating lease liabilities, current	391,436	408,001
Operating lease liabilities, non-current	435,826	-
Total operating lease liabilities,	$827,262	408,001

As of June 30, 2025, maturities of operating lease liabilities were as follows:

Twelve months ending June 30,	June 30, 2025
2026	439,046
2027	254,930
2028	152,234
Total future minimum lease payments	846,210
Less: Imputed interest	(18,948)
Total	$827,262

NOTE 11 — DEBT

The Company borrowed from PRC banks, other financial institutions and third parties as working capital funds. As of June 30, 2025 and 2024, the Company’s debt consisted of the following:

(a) Short-term loans:

		June 30, 2025	June 30, 2024
Shanghai Pudong Development Bank	(1)	$3,073,224	$4,209,450
Agricultural Bank of China	(2)	977,844	2,876,458
Bank Of China		-	3,012,146
Webank		-	140,315
HSBC Bank (China) Company Limited	(3)	4,445,460	-
Hua Xia Bank	(4)	1,396,920	-
Less: Debt issuance cost	(5)	-	(27,105)
Total short-term loans, net		$9,893,448	$10,211,264

(1) On March 26, 2025, the Company borrowed RMB11.0 million (approximately $1.5 million) short-term loan from Shanghai Pudong Development Bank (“SPD”) Bank as working capital for six months, with loan maturity date on September 22, 2025 and effective interest rate of 3.1% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — DEBT (cont.)

On April 23, 2025, the Company borrowed RMB11.0 million (approximately $1.5 million) short-term loan from SPD Bank as working capital for six months, with loan maturity date on October 20, 2025 and effective interest rate of 3.1% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

For the above-mentioned loans from SPD bank, certain shareholders of the Company provided joint guarantees to these loans by pledging their personal properties as collaterals.

(2) On March 19, 2025, the Company borrowed RMB7.0 million (approximately $1.0 million) short-term loan from Agricultural Bank of China (“ABC”) as working capital for six months, with loan maturity date on September 12, 2025 and effective interest rate of 2.9% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid on September 8, 2025.

For the above-mentioned loans from ABC bank, certain shareholders of the Company provided joint guarantees to these loans by pledging their personal properties as collaterals.

(3) On November 22, 2024, the Company borrowed RMB7.3 million (approximately $1.0 million) in short-term loan from HSBC Bank (China) Co., Ltd. (referred to as “HSBC Bank”) as working capital for a period of three months. The loan’s maturity date is February 20, 2025, with an effective annual interest rate of 3.1%. It was secured by a term deposit of $1.2 million. The loan was renewed for another three months on February 20, 2025, extending the maturity date to May 20, 2025. It was renewed for another three months on May 21, 2025, with the new maturity date set as August 19, 2025.

On December 18, 2024, the Company borrowed RMB14.8 million (approximately $2.1 million) short-term loan from HSBC as working capital for three months, with loan maturity date on March 17, 2025 and effective interest rate of 3.1% per annum. It was secured by a term deposit of USD 2.3 million. A portion of the loan, RMB0.2 million (approximately $0.02 million), was repaid on March 18, 2025. The remaining balance of RMB14.6 million was renewed for three months, extending the maturity to June 17, 2025. On June 18, 2025, the remaining amount was renewed for another three months, with a new maturity date of September 17, 2025.

On June 26, 2025, the Company borrowed RMB10.0 million (approximately $1.4 million) short-term loan from HSBC as working capital for three months, with loan maturity date on September 25, 2025 and effective interest rate of 3.1% per annum. It was secured by a term deposit of $1.6 million.

(4) On February 27, 2025, the Company borrowed RMB10.0 million (approximately $1.4 million) short-term loan from Huaxia bank as working capital for twelve months, with loan maturity date on February 26, 2026 and effective interest rate of 3.6% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders.

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — DEBT (cont.)

(5) In order to obtain the above-mentioned loans from PRC banks, as of June 30 2025 and 2024, the Company incurred total of $50,846 and $36,291 loan origination fees to be paid to above mentioned related parties for providing loan guarantees and pledging their personal assets as collaterals to safeguard the loans. The loan origination fees were recorded as deferred financing cost against the loan balances. For the years ended June 30, 2025 and 2024, $81,404 and $160,681 deferred financing cost, respectively.

For the above-mentioned short-term loans from PRC banks and financial institutions, interest expense amounted to $343,750, $640,222 and $530,568 or the years ended June 30, 2025, 2024 and 2023, respectively.

(b) Notes payable

The Company has various credit facilities with PRC banks that provide for working capital in the form of notes payable.

On February 11, 2025, the Company obtained another line of credit (“L/C”) from Huaxia Bank of RMB11 million (equivalent to $1.5 million) as working capital in the form of banker’s acceptance note. This note was interest free and with a maturity date on August 11, 2025. The L/C was fully repaid upon maturity.

On March 18, 2025, the Company obtained another L/C from Huaxia Bank of RMB20 million (equivalent to $2.8 million) as working capital in the form of banker’s acceptance note. This note was interest free and with a maturity date on September 15, 2025. The L/C was fully repaid upon maturity.

NOTE 12 — ACCOUNTS PAYABLE

The Company’s AP primarily include balance due to suppliers for purchase of electronic components products. The June 30, 2024 accounts payable balance has been fully settled. As of September 30, 2025, approximately $4.0 million of the balance of accounts payable as of June 30, 2025 has been settled.

The following table summarizes the Company’s outstanding accounts payable and subsequent settlement by aging bucket:

	Balance as of June 30, 2025	Subsequent settlement	% of collection
Accounts payable aged less than 6 months	$4,278,634	$3,956,497	92.5%
Total accounts payable	$4,278,634	$3,956,497	92.5%

	Balance as of June 30, 2024	Subsequent settlement	% of collection
Accounts payable aged less than 6 months	$5,263,945	$5,263,945	100.0%
Total accounts payable	$5,263,945	$5,263,945	100.0%

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

ICZOOM HK, Ehub, Hjet HK and Components Zone HK are incorporated in Hong Kong and are subject to profit taxes at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on or after April 1, 2018, the two-tiered profits tax rates regime took effect, under which the profits tax rate is 8.25% on assessable profits of the first HK$2 million and 16.5% on any assessable profits in excess of HK$2 million. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. As a result, Ehub is nominated by the Company and is subject to tax rate of 8.25% on the first HK$2 million of assessable profits and a tax rate of 16.5% on the remaining profits and ICZOOM HK, Hjet HK and Components Zone HK are subject to Hong Kong profit taxes at a rate of 16.5% for the years ended June 30, 2025 and 2024, respectively.

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

(i) The components of the income tax provision from Cayman Islands, Hong Kong, and China are as follows:

	2025	2024	2023
Current tax provision
Cayman Islands	$—	$—	$—
Hong Kong	(163,776)	(69,120)	(84,828)
China	-	-	(157,376)
Total	(163,776)	(69,120)	(242,204)
Deferred tax provision benefit
Cayman Islands	—	—	—
Hong Kong	—	(305)	305
China	(134,632)	135,141	(23,771)
Total	(134,632)	134,836	(23,465)
Income tax (expenses)/benefit	$(298,408)	$65,716	$(265,670)

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — TAXES (cont.)

Reconciliation of the differences between the income tax provision computed based on PRC statutory income tax rate and the Company’s actual income tax provision for the years ended June 30, 2025, 2024 and 2023, respectively are as follows:

	For the Years Ended June 30,
	2025	2024	2023
Income tax (benefit)expense computed based on PRC statutory rate	$316,598	$(584,503)	$504,210
Effect of rate differential for Hong Kong entities	(581,814)	523,579	(110,932)
Non-deductible expenses:
Stock-based compensation*	608,573	-	14,649
Meals and entertainment	2,960	6,869	3,375
Less: Deductible expense	(18,998)	-	-
Change in valuation allowance	(28,911)	(11,661)	(145,632)
Actual income tax (expenses) /benefit	$(298,408)	$65,716	$(265,670)

*	The Company’s stock-based compensation expenses were recorded under the Cayman parent company level. Pursuant to the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. As a result, stock-based compensation expenses are non-deductible expenses for income tax purposes.

Deferred tax assets

The Company’s deferred tax assets are comprised of the following:

	June 30, 2025	June 30, 2024
Deferred tax assets derived from net operating loss (“NOL”) carry forwards	$134,632	$533,757
Less: valuation allowance	(134,632)	(398,659)
Deferred tax assets	$-	$135,098

Movement of valuation allowance:

	June 30, 2025	June 30, 2024
Balance at beginning of the year	$398,659	$406,760
Change of valuation allowance	(264,027)	(8,101)
Balance at end of the year	$134,632	$398,659

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company has four subsidiaries in HK, including ICZOOM HK, Components Zone HK, Hjet HK and Ehub, among which Components Zone HK were reported recurring operating losses since 2015 to June 2025. In addition, the Company also has five subsidiaries in the PRC, among which, Hjet Shuntong were also reported recurring operating losses since 2015 to June 2025.

Management concluded that the chances for the above-mentioned HK and PRC subsidiaries to be profitable in the foreseeable near future and to utilize their net operating loss carry forwards were uncertainty. Accordingly, the Company provided valuation allowance of $134,632, $398,659 and $406,760 for the deferred tax assets of these subsidiaries for the years ended June 30, 2025, 2024 and 2023 respectively.

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — TAXES (cont.)

(b) Taxes payable

Taxes payable consist of the following:

	June 30, 2025	June 30, 2024
Income tax payable	$2,401,084	$2,308,231
Value added tax payable	1,105,522	943,253
Total taxes payable	$3,506,606	$3,251,484

NOTE 14 — RELATED PARTY TRANSACTIONS

a. Due to related parties

Due to related parties consists of the following:

Name	Related party relationship	June 30, 2025	June 30, 2024
Mrs. Duanrong Liu	Shareholder, Director and Chief Operating Officer	$184,859	$455,454
Mr. Lei Xia	Shareholder, Chairman and Chief Executive Officer	-	4,316
Other shareholders	Shareholders of the Company	20,626	14,774
Total due to related parties		$205,485	$474,544

As of June 30, 2025 and 2024, the balance due to related parties was loan advance from the Company’s shareholders and was used as working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

b. Loan guarantee provided by related parties

In connection with the Company’s short-term borrowings from the PRC banks, the Company’s controlling shareholder and several other shareholders jointly signed guarantee agreements by pledging their personal properties with the banks to secure the bank loans. The Company also incurred loan origination fees of $50,846, $36,291 and $292,998 for the years ended June 30, 2025, 2024 and 2023 respectively, to be paid to these related parties for providing such loan guarantees (see Note 11).

NOTE 15 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. For the years ended June 30, 2025, 2024 and 2023, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues excluding the intercompany transaction were derived from its subsidiaries located in the PRC.

As of June 30, 2025 and 2024, $1,351,566 and $4,318,682 of the Company’s cash and restricted cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of June 30, 2025 and 2024, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues excluding the intercompany transaction were derived from its subsidiaries located in the PRC.

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — CONCENTRATIONS (cont.)

For the years ended June 30, 2025, 2024 and 2023, no single customer accounted for more than 10% of the Company’s total revenue. The Company’s top 10 customers aggregately accounted for 31.1% and 24.1% of the total revenue for the year ended June 30, 2025 and 2024, respectively.

As of June 30, 2025 and 2024, 1 and nil customer accounted for more than 10% of the total accounts receivable balance.

As of June 30, 2025 and 2024, 2 and 2 suppliers accounted for 10% or more of the total advance to suppliers balance.

As of June 30, 2025 and 2024, 1 and nil supplier accounted for more than 10% of the total accounts payable balance.

For the years ended June 30, 2025, 2024 and 2023, no single supplier accounted for more than 10% of the Company’s total purchases.

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

On October 26, 2020, the Company amended its Memorandum of Association to reverse split the authorized number of shares at a ratio of 1-for-4 share to 25 million shares with par value of US$0.08 per share, and reverse split the issued shares from 70,610,963 shares at par value of US$0.02 per share to 17,652,743 ordinary shares with par value of $0.08 per share. On August 8, 2022, the Company amended its Memorandum of Association to reverse split the authorized number of shares at a ratio of 1-for-2 share to 35 million shares with par value of US$0.16 per share, and reverse split the issued shares from 17,652,743 shares at par value of US$0.08 per share to 8,826,374 ordinary shares with par value of $0.16 per share. The reverse split is considered part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

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

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
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

On September 14, 2023, the Company issued 43,784 Class A ordinary shares to The Benchmark Company LLC pursuant to the Warrant Certificate dated March 17, 2023 between the Company and The Benchmark Company LLC. As of September 14, 2023, the Company had 10,370,158 ordinary shares issued and outstanding (including 6,540,658 Class A ordinary shares and 3,829,500 Class B ordinary shares).

On June 25, 2024, the Company issued 631,200 Class A ordinary shares upon the exercise of the options to its employees issued pursuant to the Plan (as defined below). As of June 25, 2024, the Company had 11,001,358 ordinary shares issued and outstanding (including 7,171,858 Class A ordinary shares and 3,829,500 Class B ordinary shares.)

On August 23, 2024, the Company issued 52,000 Class A ordinary shares upon the exercise of the options to its employees issued pursuant to the Plan. As of August 23, 2024, the Company had 11,053,358 ordinary shares issued and outstanding (including 7,223,858 Class A ordinary shares and 3,829,500 Class B ordinary shares.) This issuance resulted in an increase of $8,320 to ordinary shares (based on the par value of $0.16 per share).

On September 5, 2024, the Company issued 508,750 Class A ordinary shares upon the exercise of the options to its employees issued pursuant to the Plan. As of September 5, 2024, the Company had 11,562,108 ordinary shares issued and outstanding (including 7,732,608 Class A ordinary shares and 3,829,500 Class B ordinary shares.) This issuance resulted in an increase of $81,400 to ordinary shares (based on the par value of $0.16 per share).

On September 14, 2024, the Company issued 169,887 Class A ordinary shares upon the exercise of the options to its employees issued pursuant to the Plan. As of September 14, 2024, the Company had 11,731,995 ordinary shares issued and outstanding (including 7,902,495 Class A ordinary shares and 3,829,500 Class B ordinary shares.) This issuance resulted in an increase of $27,182 to ordinary shares (based on the par value of $0.16 per share).

On June 23, 2025, the Company issued 249,415 Class A ordinary shares upon the exercise of the options to its employees issued pursuant to the Plan. As of June 23, 2025, the Company had 11,981,410 ordinary shares issued and outstanding (including 8,151,910 Class A ordinary shares and 3,829,500 Class B ordinary shares.) This issuance resulted in an increase of $39,906 to ordinary shares (based on the par value of $0.16 per share) and an increase of $568,666 to additional paid-in capital.

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

As of June 30, 2025 and 2024, the restricted amounts as determined pursuant to PRC statutory laws both totaled $624,097. As of June 30, 2025 and 2024, the Company’s total restricted net assets amounted to $23,066,745 and $22,341,270, respectively.

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
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

Under the Plan, the following stock-based compensations have been granted to the Company’s employees, directors and officers (number of option shares and exercise price reflected the effect of the1-for-4 share reverse split on November 13, 2020 and the effect of the 1-for-2 share reverse split on August 8, 2022):

(1)	On October 5, 2015, options to purchase 795,644 Class A ordinary shares have been granted at an exercise price of $0.16 per share. These share options will vest equally over a service period of four years and expire on October 5, 2023.

(2)	On December 26, 2016, options to purchase 64,250 Class A ordinary shares has been granted at an exercise price of $0.16 per share. These share options will vest equally over a service period of four years and expire on December 26, 2024.

(3)	On December 22, 2017, options to purchase 213,125 Class A ordinary shares have been granted at an exercise price of $0.16. These shares option will vest equally over a service period of four years, and expire on December 22, 2025.

(4)	On December 21, 2018, options to purchase 44,250 Class A ordinary shares have been granted at an exercise price of $0.16 per share. These shares option will vest equally over a service period of four years, and expire on December 21, 2026.

(5)	On January 15, 2020, options to purchase 33,788 shares of the Company’s Class A ordinary shares have been granted at an exercise price of $2.40 per share. These shares option vest equally over a service period of four years, and expire on January 15, 2028.

The following table summarizes the Company’s stock option activities:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual term	Fair Value
Outstanding, June 30, 2023	742,762	0.18	0.05	$829,686
Exercisable, June 30, 2023	742,762	0.18	0.05	$829,686
Granted	—	—	—	—
Forfeited	(12,125)	0.16	—	(72,249)
Exercised	—	—	—	—
Outstanding, June 30, 2024	730,637	0.18	—	$757,437
Exercisable, June 30, 2024	730,637	0.18	—	$757,437
Granted	—	—	—	—
Forfeited	—	—	—	—
Exercised	(730,637)	0.18	—	(757,437)
Outstanding, June 30, 2025	—	—	—	$—
Exercisable, June 30, 2025	—	—	—	$—

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
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

There were no options granted under the Plan both for the year ended June 30, 2025 and 2024.

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

The total fair value of share options vested for the year ended June, 2025 and 2024 were both nil. The company recorded share-based compensation expense of both nil for the year ended June 30, 2025 and 2024.

As of June 30, 2025 and 2024, there were both nil of unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a weighted-average vesting period of 0 and 0 years, respectively.

NOTE 18 — COMMITMENTS AND CONTINGENCIES

Operating lease commitment

The operating lease commitments presented above mainly consist of the short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of–use assets and lease liabilities. For the years ended June 30, 2025 and 2024, total operating lease expense amounted to $6,223 and $6,004, respectively. As of June 30, 2025, future minimum lease payments under non-cancelable operating lease agreement are as follows:

Lease Commitment
Within 1 year	81,608
2 to 5 years	117,511
Total	199,119

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

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — SUBSEQUENT EVENTS

From July 2025 to October 2025, the Company repaid an aggregate of $4.1 million outstanding short-term bank loans to various financial institutions upon maturity (see Note 11).

From July 2025 to October 2025, the Company borrowed additional $1.0 million loans from various PRC banks, including the following:

(1)	On March 19, 2025, the Company borrowed RMB7.0 million (approximately $1.0 million) short-term loan from ABC as working capital for six months, with loan maturity date on September 12, 2025 and effective interest rate of 2.9% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid on September 8, 2025.

(2)	On November 22, 2024, the Company borrowed RMB7.3 million (approximately 1.0 million US dollars) in short-term loan from HSBC Bank as working capital for a period of three months. The loan’s maturity date is February 20, 2025, with an effective annual interest rate of 3.1%. The loan is guaranteed by a 1.2 million US dollar time deposit. The loan was renewed for another three months on February 20, 2025, extending the maturity date to May 20, 2025. It was renewed for another three months on May 21, 2025, with the new maturity date set as August 19, 2025. It was renewed for another three months on August 20, 2025, and the new maturity date is November 20, 2025.

(3)	On September 17, 2025, the Company borrowed RMB7.0 million (approximately $1.0 million) short-term loan from ABC as working capital for six months, with loan maturity date on March 13, 2026 and effective interest rate of 2.8% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders.

(4)	On April 23, 2025, the Company borrowed RMB11.0 million (approximately $1.5 million) short-term loan from SPD Bank as working capital for six months, with loan maturity date on October 20, 2025 and effective interest rate of 3.1% per annum. The loan borrowed was guaranteed by the Company’s certain shareholders. The loan was fully repaid upon maturity.

As a result of the above repayment and new borrowings, the Company had outstanding short-term bank loan balances of $6.8 million as of the date the Company’s consolidated financial statements are released.

ICZOOM Shenzhen established its Chengdu branch on September 2, 2025.

On August 12, 2025, the Company issued 36,700 Class A ordinary shares upon the exercise of the options to its employees issued pursuant to the Plan. As of August 12, 2025, the Company had 12,018,110 ordinary shares issued and outstanding (including 8,188,610 shares of Class A ordinary shares and 3,829,500 shares of Class B ordinary shares.)

The Company evaluated the subsequent event through the date of the consolidated financial statements are available to release and through the date of this annual report, and concluded that there are no additional reportable subsequent events except those disclosed.

NOTE 20 — FINANCIAL INFORMATION OF THE PARENT COMPANY

Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X require the financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The interim financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated interim financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of June 30, 2025 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

ICZOOM GROUP INC.

PARENT COMPANY BALANCE SHEETS

	June 30, 2025	June 30, 2024
ASSETS
Non-current asset
Investment in subsidiaries	$15,421,659	$15,380,714
Total asset	$15,421,659	$15,380,714

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES	$—	$—

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A shares: 30,000,000 shares authorized with a par value of US$0.16, 8,151,910 shares issued and outstanding and 7,171,858 shares issued and outstanding as of June 30, 2025 and 2024, respectively;	1,304,306	1,147,497
Class B shares: 5,000,000 shares authorized with a par value of US$0.16 each, 3,829,500 shares issued and outstanding as of June 30, 2025 and June 30, 2024.	612,720	612,720
Additional paid-in capital	20,525,622	19,956,956
Statutory reserve	624,097	624,097
Accumulated deficit	(6,412,100)	(7,606,597)
Accumulated other comprehensive (loss)/ income	(1,232,986)	646,041
Total shareholders’ equity	15,421,659	15,380,714
Total liabilities and shareholders’ equity	$15,421,659	$15,380,714

*	Retrospectively restated for effect of 1-for-4 reverse split on October 2020 and 1-for-2 reverse split on August 8, 2022 of the ordinary shares, see Note 16.

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

ICZOOM GROUP INC.
PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	For the Years Ended June 30,
	2025	2024	2023
EQUITY IN EARNINGS/(LOSS) OF SUBSIDIARIES	$1,194,497	$(2,272,297)	$1,751,170
NET INCOME/(LOSS)	1,194,497	(2,272,297)	1,751,170
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(1,879,027)	839,409	(1,238,224)
COMPREHENSIVE (LOSS)/INCOME ATTRIBUTABLE TO THE COMPANY	$(684,530)	$(1,432,888)	$512,946

ICZOOM GROUP INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

ICZOOM GROUP INC.
PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$1,194,497	$(2,272,297)	$1,751,170
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings/(loss) of subsidiaries	(1,194,497)	2,272,297	(1,751,170)
Net cash used in operating activities	—	—	—

CHANGES IN CASH AND RESTRICTED CASH	—	—	—
CASH AND RESTRICTED CASH, beginning of year	—	—	—
CASH AND RESTRICTED CASH, end of year	$—	$—	$—